QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(3)
Registration No. 333-114608

Prospectus

Pliant Corporation
$306,000,000 Principal Amount at Maturity
11 1/8% Senior Secured Discount Notes due 2009

The Notes are guaranteed on a senior secured basis by our domestic restricted subsidiaries and certain foreign subsidiaries.

        Upon completion of the exchange offer for the 11 1/8% Senior Secured Discount Notes due 2009, which we expect to complete on June 2, 2004, we will issue up to $306,000,000 aggregate principal amount at maturity of 11 1/8% Senior Secured Discount Notes due 2009, which have been registered under the Securities Act of 1933, as amended (the "New Notes"), in exchange for our existing 11 1/8% Senior Secured Discount Notes due 2009 (the "Old Notes").

MATURITY

  •
  The Senior Secured Discount Notes will mature on June 15, 2009.

INTEREST

  •
  The Senior Secured Discount Notes will accrete from the date of issuance at the rate of 11 1/8% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per note.

  •
  Commencing on December 15, 2006, interest on the Senior Secured Discount Notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semiannually on each June 15 and December 15, commencing on June 15, 2007.

REDEMPTION

  •
  We may redeem some or all of the Senior Secured Discount Notes at any time on or after June 15, 2007.

  •
  We may also redeem up to 35% of the Senior Secured Discount Notes using the proceeds of certain equity offerings completed before June 15, 2007.

  •
  The redemption prices of the Senior Secured Discount Notes are described on page 83.

CHANGE OF CONTROL

  •
  If we experience a change of control, we must offer to purchase the Senior Secured Discount Notes.

SECURITY AND RANKING

  •
  The Senior Secured Discount Notes and the note guarantees are senior secured indebtedness of the Company and the note guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Company and the note guarantors and rank senior in right of payment to all existing and future subordinated obligations of the Company and the note guarantors.

  •
  The Senior Secured Discount Notes and the note guarantees have the benefit of (i) a first-priority security interest in the First-Priority Collateral, which consists of substantially all the real property, fixtures, equipment, intellectual property and all other assets, other than Second-Priority Collateral, of the Company and the note guarantors and (ii) a second-priority security interest in the Second-Priority Collateral, which consists of substantially all the inventory, receivables, deposit accounts, 100% of the capital stock of, or other equity interests in, existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, and 65% of the capital stock of, or other equity interests in, existing and future first-tier foreign subsidiaries (other than foreign subsidiaries that are note guarantors), investment property and certain other assets of the Company and the note guarantors, all of which secure on a first-priority basis our obligations and the obligations of the note guarantors under our new revolving credit facility.

GUARANTEES

  •
  If we fail to make payments on the Senior Secured Discount Notes, our guarantor subsidiaries must make them instead. Not all of our subsidiaries guarantee the Senior Secured Discount Notes.

        We prepared this prospectus for use by J.P. Morgan Securities Inc. in connection with offers and sales related to market-making transactions in the Notes. J.P. Morgan Securities Inc. may act as principal or agent in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales.

        You should carefully consider the risk factors beginning on page 14 of this prospectus before deciding to purchase any Senior Secured Discount Notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2004

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

MARKET AND INDUSTRY DATA

        All industry data presented in this prospectus are for the year ended December 31, 2002. Unless otherwise indicated, the market share and industry data used throughout this prospectus were obtained primarily from internal company surveys and management estimates based on these surveys and our management's knowledge of the industry. We have not independently verified any of the data from third-party sources. Similarly, internal company surveys and management estimates, while we believe them to be reliable, have not been verified by any independent sources. While we are not aware of any misstatements regarding industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk factors" and "Disclosure regarding forward-looking statements" in this prospectus. Some of the industry data presented in this prospectus were obtained from the Flexible Packaging Association.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). You can inspect and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. You can obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information

i

statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

        We maintain an Internet web site at http://www.pliantcorp.com. We do not currently make our annual, quarterly and current reports available on or through our web site. We do not have publicly traded stock, and copies of our reports are mailed to holders of our outstanding debt securities under the terms of our indentures. In addition, we believe virtually all of our investors and potential investors in our debt securities have access to our reports through the SEC's web site or commercial services. Therefore, we do not believe it is necessary to make our reports available through our web site. We also provide electronic or paper copies of our filings free of charge upon request.

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the following documents filed by Pliant:

  1.
  Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

        In addition, all reports and other documents we subsequently file pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act on or after the date of this prospectus (other than reports, documents or information furnished pursuant to Regulation FD) shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated in this prospectus by reference shall be modified or superseded for the purpose of this prospectus to the extent that a statement contained in any subsequently filed documents incorporated by reference in this prospectus modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        These filings have not been included in or delivered with this prospectus. These documents are available without charge to our security holders upon written or oral request. Security holders may request copies of documents referred to in this prospectus by writing or calling us at the following address or phone number:

Pliant Corporation
1475 Woodfield Road, Suite 700
Schaumburg, Illinois 60173
(847) 969-3300
Attention: Corporate Secretary

        We will provide copies to the holders of the Senior Secured Discount Notes of the annual, quarterly and current reports that we file with the SEC. The annual reports will contain financial information that has been examined and reported on, with an opinion expressed, by an independent public accountant.

        We have filed a registration statement on Form S-4 to register with the SEC the New Notes to be issued in exchange for the Old Notes and guarantees thereof and offers and sales of the New Notes made by J.P. Morgan Securities Inc. in market-making transactions effected from time to time. This prospectus is part of that registration statement. As allowed by the Commission's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the

ii

summary information provided in the prospectus is less complete than the actual contract, agreement or document.

        You should refer to the exhibits to the registration statement for copies of the actual contract, agreement or document.

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to issue the Notes in any jurisdiction where such transaction is not permitted. The information appearing or incorporated by reference in this prospectus is current as of the dates described in this prospectus. Our business, financial condition, results of operation and prospects may have changed since those dates.

iii

SUMMARY

        The following summary highlights certain material information contained elsewhere in this prospectus but does not contain all the information that may be important to you. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk factors." In addition, certain statements include forward-looking information that involve risks and uncertainties. See "Disclosure regarding forward-looking statements."

The company

        We are one of North America's leading manufacturers of value-added films and flexible packaging for food, personal care, medical, agricultural and industrial applications. We offer some of the most diverse product lines in the film industry and have achieved leading positions in many of these product lines. We operate 25 manufacturing and research and development facilities worldwide and currently have approximately 1.0 billion pounds of annual production capacity. For the year ended December 31, 2003, we generated net sales of $929.4 million, EBITDA (as defined on page 12) of $35.8 million, and a net loss of $114.3 million.

        Our products are sold into numerous markets for a wide variety of end uses. Our operations consist of four operating segments: Pliant U.S., Pliant Flexible Packaging, Pliant International and Pliant Solutions. Our Pliant U.S. segment manufactures and sells films and other packaging products primarily in the United States. Our Pliant U.S. segment accounted for 61.1%, 61.0% and 63.2% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The principal products of our Pliant U.S. segment include personal care and medical films, converter films, agricultural films, stretch films and PVC films. Our Pliant Flexible Packaging segment manufactures and sells printed film and packaging products primarily in the United States. Our Pliant Flexible Packaging segment accounted for 23.4%, 23.5% and 24.4% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The principal products of our Pliant Flexible Packaging segment include printed products and barrier films. Our Pliant International segment manufactures and sells films and other flexible packaging products. The Pliant International segment has manufacturing operations located in Australia, Canada, Germany and Mexico. These operations service Australia, Southeast Asia, Latin America, Canada, Europe and Mexico. In addition, our operation in Mexico provides the film for our Pliant Solutions segment. Our Pliant International segment accounted for 11.7%, 12.3% and 12.4% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The principal products of our Pliant International segment vary depending on the particular country or region and include personal care films, converter films, printed products, barrier films, stretch and shrink films and PVC films.

        Our Pliant Solutions segment consists primarily of the consumer products business we acquired from Decora Industries, Inc. and its operating subsidiary, Decora Incorporated, in May 2002. Net sales of the Pliant Solutions segment since the acquisition date accounted for 3.2% of our net sales in 2002. Net sales for the Pliant Solutions segment for the year ended December 31, 2003 were 3.8% of our net sales. Our Pliant Solutions segment markets and distributes decorative and surface coverings, including self-adhesive and non-adhesive coverings, primarily in the United States and Canada. We market these consumer products primarily under the Con-Tact® brand name, which is considered to be the most recognized brand of consumer decorative and surface coverings.

Industry overview

        We manufacture and sell a variety of plastic films and flexible packaging products. Flexible packaging is the largest end market for plastic films. The plastic film industry serves a variety of flexible packaging markets, as well as secondary packaging and non-packaging end use markets, including pharmaceutical, medical, personal care, household, industrial and agricultural film markets. According to the Flexible Packaging Association, the North American market for flexible packaging was approximately $20.4 billion in 2002 and has grown at a compound annual growth rate of approximately 3.9% from 1992 to 2002. Many of our plastic films are flexible packaging products as defined by the Flexible Packaging Association. However, the flexible packaging market, as defined by the Flexible Packaging Association, does not include certain of the products we sell, such as agricultural films, and includes certain products we do not sell, such as wax papers and aluminum foils. We believe, however, that trends affecting the flexible packaging industry also affect the markets for many of our other products.

        Flexible packaging is used to package a variety of products, particularly food, which accounts for approximately half of all flexible packaging shipments. Recent advancements in film extrusion and resin technology have produced new, sophisticated films that are thinner and stronger and have better barrier and sealant properties than other materials or predecessor films. These technological advances have facilitated the replacement of many traditional forms of rigid packaging with film-based, flexible packaging that is lighter, is lower in cost and has enhanced performance characteristics. For example, in consumer applications, stand-up pouches that use plastic films are now often used instead of paperboard boxes, glass jars and metal cans. In industrial markets, stretch and shrink films are often used instead of corrugated boxes and metal strapping to unitize, bundle and protect items during shipping and storage.

Our competitive strengths

Strong market positions.    We have leading market positions in many of our product lines. We are North America's largest supplier of converter and frozen food films, its second largest supplier of films for the bread and bakery goods market and its third largest supplier of PVC films. We also maintain significant market shares in personal care and stretch films in North America. We attribute our market leadership primarily to our broad and innovative product lines, low-cost manufacturing capabilities, technological capabilities and well-established customer relationships.

Superior manufacturing capability.    We have modern and efficient manufacturing facilities. Between January 1, 2000 and December 31, 2003, excluding acquisitions, we invested a total of $190.6 million to expand, upgrade and maintain our asset base and information systems. With 25 plants, we are often able to allocate lines to specific products, resulting in fewer change-overs and more efficient use of production capacity. Our combination of manufacturing flexibility and efficiency enhances our ability to bring new technologies to the marketplace and meet the ever-increasing performance needs of our customers in a cost-effective manner.

Low-cost production.    We believe that our manufacturing costs are among the lowest in the industry because of: (a) economies of scale provided by our high volume production; (b) high plant utilization; (c) highly competitive pricing for resin and other raw materials, based on our significant purchasing requirements; (d) modern manufacturing equipment that minimizes resin requirements and waste; and (e) capital investment that has improved our technical capabilities and operating efficiencies.

Industry leading technology and product development capabilities.    Our research and development group provides the latest resin and extrusion technology to our manufacturing facilities and allows us to test new resins and process technologies. Our technical center in Newport News, VA has a pilot plant that allows the technical center to run commercial "scale-ups" for new products. We are able to use our broad product offerings and technology to transfer technological innovations from one market to another.

Well-established customer relationships.    Our films are components of flexible packaging for some of the largest food companies in the world, including household names such as General Mills, Interstate

Bakeries (Wonder Bread), Kraft/Nabisco, Kroger, and Safeway. Our customers also include many of North America's largest flexible packaging converters, such as AICan Packaging (which recently acquired customers Lawson Mardon and Pechiney), Printpack and Sonoco, and the largest national distributors of industrial films, Bunzl, Unisource, and Xpedx. In addition, we manufacture and supply film to some of the largest non-food film consumers in North America, including 3M, Baxter, Becton-Dickinson, Goodyear, Johnson & Johnson, Kimberly-Clark and Tyco/Kendall Healthcare.

Proven and committed management team.    We have assembled an outstanding management team at both our corporate and operating levels, including a new Chief Executive Officer and Executive Vice President and Chief Operating Officer. At the corporate level, our senior management has extensive and varied experience in identifying, acquiring and integrating strategic businesses and in allocating capital, developing corporate strategy and bringing financial discipline to such businesses. At the operating level, our Executive and Senior Vice Presidents have an average of more than 20 years of industrial experience.

Our business strategy

        We seek to expand our leadership position in high margin value-added films and flexible packaging products through a continued focus on developing new products and new markets, and leveraging our long-standing customer relationships. We seek to achieve these objectives by pursuing the following strategies:

Continue to focus business resources on value-added films.    We are focused on differentiating our products and deploying corporate resources to develop value-added films that deliver superior technology to our customers. We have brought innovative technological advances to the marketplace, which has enabled us to provide high value to our customers. Through our portfolio of value-added products such as multilayer-engineered films (5 and 7 layer films), advanced coating technology to replace laminations (E-beam coating), water quench technology and proprietary stretch film products, we believe we are able to strategically meet the specific needs of our customers in a cost effective manner.

Accelerate top-line growth opportunities.    By leveraging our product breadth to existing and new customers, we seek to expand our market share and identify new opportunities for growth. We have identified significant opportunities to increase our sales by cross-selling our products in an effort to provide solutions that add value to our customers. We believe our broad product line allows us to capitalize on our relationships with large accounts which we believe are seeking to consolidate their vendor relationships.

Pursue new, large customer accounts.    We intend to strengthen customer relationships with our large accounts in order to drive growth. Our experienced sales force and advanced technology allow us to provide client-focused solutions for our top-tier accounts. Benefiting from our size and breadth, we feel that our unique platform and value-added product mix will be a significant growth driver.

Continue to optimize utilization of asset base.    We intend to fully optimize the utilization of our modern and efficient asset base. Between January 1, 2000 and December 31, 2003, excluding acquisitions, we invested a total of $190.6 million to expand, upgrade and maintain our asset base and information systems. We look to continue leveraging these assets going forward. Our combination of manufacturing flexibility and efficiency enables us to meet the ever-increasing performance needs of our customers in a cost efficient manner.

Continue to rationalize cost structure through continuous process improvement.    We are committed to reducing costs by focusing on operational improvements and leveraging economies of scale. We have identified three key areas for cost improvement: sourcing lower cost raw materials; improving transportation and warehouse logistics; and reducing waste and scrap.

History

        We were founded in 1992. We have combined strategic acquisitions, internal growth, product innovation and operational improvements to grow our business from net sales of $310.8 million in 1996 to $929.4 million in 2003. We have acquired and integrated numerous film and flexible packaging operations since 1992, including, most recently: the August 2002 acquisition of the business of Roll-O-Sheets Canada Limited; the May 2002 acquisition of the business of Decora Industries, Inc. and its operating subsidiary, Decora Incorporated; and the July 2001 acquisition of Uniplast Holdings Inc. and its operating subsidiaries.

        On May 31, 2000, we consummated a recapitalization pursuant to an agreement dated March 31, 2000 among us, our then existing stockholders and Southwest Industrial Films, LLC, an affiliate of J.P. Morgan Partners, LLC, whereby Southwest Industrial Films acquired majority control of our common stock. The total consideration paid in the recapitalization was approximately $1.1 billion, including transaction costs.

        As a result of the recapitalization and subsequent investments, J.P. Morgan Partners (BHCA), L.P. and its affiliates own approximately 55% of our outstanding common stock, 74% of our detachable warrants to purchase common stock issued in connection with our preferred stock, and 59% of our outstanding preferred stock. J.P. Morgan Partners (BHCA), L.P. and its affiliates have invested a total of approximately $238 million in our common and preferred stock (including warrants).

Recent developments

Senior management changes

        In October 2003, Harold C. Bevis was appointed as our President and Chief Executive Officer and was elected to our Board of Directors. Edward A. Lapekas, who had served as our interim Chief Executive Officer since the August 24, 2003 termination of Jack E. Knott II, was named the Non-Executive Chairman of our Board of Directors. We entered into a consulting agreement with Mr. Lapekas and a separation agreement with Mr. Knott in 2003. In November 2003, R. David Corey was named our Executive Vice President of Global Operations and was promoted to Executive Vice President and Chief Operating Officer in March 2004. On August 29, 2003, Elise H. Scroggs resigned as an Executive Vice President and we entered into a separation agreement with Ms. Scroggs. Len Azzaro, former Executive Vice President, Flexible Packaging resigned on February 15, 2004. Stanley Bikulege, former Executive Vice President and Group President resigned on March 12, 2004. Mr. Bevis has established a flatter and simpler organization for Pliant going forward by eliminating several layers of management which will not be replaced. Mr. Bevis has also installed the Pliant Leadership Team which will consist of a broad group of leaders from throughout the organization. This team will meet on a monthly basis to review and discuss our business so that the management can make better informed and quicker decisions.

Sale of Senior Secured Discount Notes

        On February 17, 2004, we completed the sale of $306,000,000 in aggregate principal amount at maturity of 11 1/8% Senior Secured Discount Notes due 2009. The net proceeds from such sale in the amount of $220.2 million (after deducting underwriters' fees) together with borrowings of $19.4 million under our new revolving credit facility described below, were used to pay off our then existing term loan facilities in the amount of $219.6 million and our then existing revolving loan facility of $20 million. See "Description of Senior Secured Discount Notes" and "Use of proceeds."

New revolving credit facility

        On February 17, 2004, we terminated our then existing credit facilities and entered into a new revolving credit facility in the principal amount of up to $100 million. See "Description of credit facilities and other indebtedness—New revolving credit facility." All of the term debt and revolver under the credit facilities that existed at December 31, 2003 had been at variable rates of interest, so payment of the term loans with the proceeds of our 11 1/8% Senior Secured Discount Notes and borrowings under our new revolving credit facility substantially reduced our exposure to interest rate risk. Although our new $100 million revolving credit facility is at a variable rate of interest, there are substantially fewer financial covenants than our credit facilities that existed at December 31, 2003, which will substantially reduce our exposure to covenant default risk. While the effective interest rate on the Senior Secured Discount Notes is higher than the term loans retired from the proceeds of the February 2004 offering, we will realize greater short-term liquidity and flexibility in our debt structure resulting from the elimination of a number of the financial and other covenants in our then existing credit facilities and the deferral of cash interest requirements during the period in which the Senior Secured Discount Notes accrete.

Summary of the terms of the Senior Secured Discount Notes

        The following summary contains basic information about the Senior Secured Discount Notes and is not intended to be complete. For a more complete understanding of the Senior Secured Discount Notes, please refer to the section entitled "Description of Senior Secured Discount Notes" in this prospectus.

Issuer	Pliant Corporation.
New Notes Offered	$306,000,000 aggregate principal amount at maturity of 11 1/8% Senior Secured Discount Notes due 2009.
Maturity	June 15, 2009.
Yield and interest	Unless we elect to pay cash interest as described below, and except under certain limited circumstances (see "Description of Senior Secured Discount Notes—Principal, maturity and interest") the Senior Secured Discount Notes will accrete from the date of issuance at the rate of 11 1/8% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per note ($306.0 million in the aggregate assuming no redemption or other repayments). Commencing on December 15, 2006, interest on the Senior Secured Discount Notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semiannually on June 15 and December 15, commencing on June 15, 2007 to holders of record on the immediately preceding June 1 and December 1, respectively.
On any interest payment date prior to December 15, 2006, we may elect to commence paying cash interest (from and after such interest payment date) in which case (i) we will be obligated to pay cash interest on each subsequent interest payment date, (ii) the Senior Secured Discount Notes will cease to accrete after such interest payment date and (iii) the outstanding principal amount at the stated maturity of each note will equal the accreted value of such note as of such interest payment date. See "Description of Senior Secured Discount Notes—Principal, maturity and interest."
Original issue discount	The Senior Secured Discount Notes will be issued at a discount from their stated principal for U.S. federal income tax purposes. Consequently, original issue discount will be included in the gross income of a U.S. holder of Senior Secured Discount Notes for U.S. federal income tax purposes in advance of the receipt of cash payments on the Senior Secured Discount Notes. For more information, see "Certain United States federal income tax consequences."
Optional redemption	On or after June 15, 2007, we may redeem some or all of the Senior Secured Discount Notes at the redemption prices listed in the section entitled "Description of Senior Secured Discount Notes — Optional redemption." Prior to such date, we may not redeem the Senior Secured Discount Notes except as described in the following paragraph. At any time prior to June 15, 2007, we may redeem up to 35% of the accreted value of the Senior Secured Discount Notes with the net cash proceeds of certain equity offerings by us at a redemption price equal to 111.125% of the accreted value thereof plus accrued interest, so long as (i) at least 65% of the accreted value of the Senior Secured Discount Notes remains outstanding after such redemption and (ii) any such redemption by us is made within 120 days after such equity offering.

Guarantees	The Senior Secured Discount Notes will be fully and unconditionally guaranteed by each of our existing and future domestic restricted subsidiaries and, to the extent they also guarantee any debt of the Company or our domestic subsidiaries, by each of our existing and future foreign restricted subsidiaries. If we fail to make payments on the Senior Secured Discount Notes, our subsidiaries that are note guarantors must make them instead.
Collateral	Our obligations under the Senior Secured Discount Notes and the obligations of the note guarantors under the note guarantees will be secured by a first-priority security interest in the First-Priority Collateral. The First-Priority Collateral consists of substantially all the real property, fixtures, equipment, intellectual property and all other assets, other than Second-Priority Collateral, of the Company and the note guarantors, together with the proceeds therefrom and improvements, alterations and repairs thereto, as well as any assets required to be added to the First-Priority Collateral pursuant to the terms of the indenture or related agreements.
In addition, our obligations under the Senior Secured Discount Notes and the obligations of the note guarantors will be secured by a second-priority security interest in the Second-Priority Collateral. The Second-Priority Collateral consists of substantially all the inventory, receivables, deposit accounts, 100% of the capital stock of, or other equity interests in, existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, and 65% of the capital stock of, or other equity interests in, existing and future first-tier foreign subsidiaries (other than foreign subsidiaries that are note guarantors), investment property and certain other assets of the Company and the note guarantors. The Second-Priority Collateral is comprised of substantially all of the material collateral (other than the First-Priority Collateral) that secure on a first-priority basis our obligations and the obligations of the note guarantors under our new revolving credit facility.
The security interests in our assets held by the holders of our 11 1/8% Senior Secured Notes due 2009 will be subordinated and rank junior in priority to the security interests of the Senior Secured Discount Notes on the First-Priority Collateral and pari passu with the security interests of the Senior Secured Discount Notes on the Second-Priority Collateral. See "Description of Senior Secured Discount Notes—Security."

Intercreditor agreement	The trustee of the Senior Secured Discount Notes being offered hereby, the agent representing the lenders under our new revolving credit facility and the agent representing the holders of our 11 1/8% Senior Secured Notes due 2009 will enter into an intercreditor agreement. Pursuant to the terms of the intercreditor agreement, the trustee of the Senior Secured Discount Notes will determine the time and method by which the security interests in the First-Priority Collateral will be enforced and the agent representing the lenders under our new revolving credit facility will determine the time and method by which the security interests in the Second-Priority Collateral will be enforced. The trustee will not be permitted to enforce the security interests in the Second-Priority Collateral even if an event of default has occurred and the Senior Secured Discount Notes have been accelerated except in certain specified circumstances. The agent representing the lenders under our new revolving credit facility and the agent representing the holders of our 11 1/8% Senior Secured Notes due 2009 will be subject to similar restrictions with respect to their ability to enforce their respective second-priority security interests in the First-Priority Collateral. See "Description of Senior Secured Discount Notes—Intercreditor agreement."
Ranking	The Senior Secured Discount Notes:
	•	will be senior secured obligations of the Company;
	•	will effectively rank senior to our unsecured indebtedness and indebtedness secured by junior liens, including borrowings under our new revolving credit facility and our 11 1/8% Senior Secured Notes due 2009, to the extent of the value of the First-Priority Collateral;
	•	will effectively rank junior to any indebtedness secured by first-priority security interests, including borrowings under our new revolving credit facility, on the Second-Priority Collateral to the extent of the value of such Second-Priority Collateral;
	•	will effectively rank pari passu with any indebtedness secured by second-priority security interests, including our 11 1/8% Senior Secured Notes due 2009, on the Second-Priority Collateral to the extent of the value of such Second-Priority Collateral;
	•	will effectively rank senior to our unsecured indebtedness to the extent of the residual value of the Second-Priority Collateral;
	•	will rank equally in right of payment to all existing and any future senior indebtedness of the Company;
	•	will be senior in right of payment with all existing and any future subordinated obligations of the Company; and

•	will be effectively subordinated to all liabilities (including trade payables) and preferred stock of each subsidiary of the Company that is not a note guarantor, which non-guarantor subsidiaries generated 11.1% of our net sales in 2003 after giving effect to the issuance of the Senior Secured Discount Notes.
Similarly, the note guarantees:
•	will be senior secured obligations of each note guarantor;
•	will effectively rank senior to the unsecured indebtedness of the note guarantors and indebtedness of the note guarantors secured by junior liens to the extent of the value of the First-Priority Collateral held by the note guarantors;
•	will effectively rank junior to any indebtedness of the note guarantors secured by first-priority security interests on the Second-Priority Collateral held by the note guarantors to the extent of the value of such Second-Priority Collateral;
•	will effectively rank pari passu with any indebtedness of the note guarantors secured by second-priority security interests on the Second-Priority Collateral held by the note guarantors to the extent of the value of such Second-Priority Collateral;
•	will effectively rank senior to any unsecured indebtedness of the note guarantors to the extent of the residual value of the Second-Priority Collateral held by the note guarantors;
•	will rank equally in right of payment to all existing and any future senior indebtedness of the note guarantors; and
•	will be senior in right of payment with all existing and any future subordinated obligations of the note guarantors.
As of December 31, 2003, after giving effect to the issuance of the Senior Secured Discount Notes and the use of proceeds therefrom:
•	we would have had $479.1 million of senior debt including (i) $2.1 million of borrowings under our new revolving credit facility (excluding $6.7 million of letters of credit outstanding) which would have been secured by a first-priority security interest in the Second-Priority Collateral and a second-priority security interest in the First-Priority Collateral, (ii) $250.0 million of 11 1/8% Senior Secured Notes due 2009 which would have been secured by a second-priority security interest in the First-Priority Collateral and the Second-Priority Collateral, (iii) the Senior Secured Discount Notes which would have been secured by a first-priority security interest in the First-Priority Collateral and a second-priority security interest in the Second-Priority Collateral and (iv) $1.7 million of other senior secured debt.
•	we would have had $312.4 million principal amount of subordinated debt, consisting of our 13% Senior Subordinated Notes due 2010; and

	•	our subsidiaries that are not guarantors of the Senior Secured Discount Notes would have had $41.6 million of liabilities, including trade payables, excluding liabilities owed to us.
Subject to certain conditions, the indenture relating to the Senior Secured Discount Notes permits us to incur additional debt, including debt that may be secured by first-priority and second-priority liens on the collateral securing the Senior Secured Discount Notes.
Change of control	Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the Senior Secured Discount Notes as described above, you will have the right to require us to repurchase all or part of your Senior Secured Discount Notes at a purchase price in cash equal to 101% of the principal amount plus accrued interest to the date of repurchase or the accreted value, as applicable. See "Description of Senior Secured Discount Notes—Change of control" and "Risk factors."
Certain covenants	We will issue the New Notes under the same indenture governing the Old Notes. The indenture governing the Senior Secured Discount Notes will contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:
	•	borrow money;
	•	make distributions, redeem equity interests or redeem subordinated debt;
	•	make investments;
	•	use assets as security in other transactions;
	•	sell assets;
	•	guarantee other debt;
	•	enter into agreements that restrict dividends from subsidiaries;
	•	sell capital stock of subsidiaries;
	•	incur liens;
	•	merge or consolidate; and
	•	enter into transactions with affiliates.
These covenants are subject to a number of important exceptions. For more details, see "Description of Senior Secured Discount Notes—Certain covenants."

Risk factors

        Investing in the Senior Secured Discount Notes involves substantial risk. You should carefully consider all the information contained in this prospectus and, in particular, should consider carefully the factors set forth under the caption "Risk factors" before making an investment in the Senior Secured Discount Notes.

Summary financial data

        The following table sets forth summary financial data for the fiscal years ended December 31, 2001, 2002 and 2003. The summary financial data for the years ended December 31, 2001, 2002 and 2003 have been summarized from our audited consolidated financial statements and are qualified in their entirety by reference to our audited consolidated financial statements. You should read the following summary financial data together with "Capitalization," "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the Notes thereto included elsewhere in this prospectus.

	Years ended December 31,
(Dollars in millions)
	2001	2002	2003
Statement of operations data:
Net sales	$840.4	$879.2	$929.4
Cost of sales	665.1	714.5	793.5
Gross profit	175.3	164.7	135.9
Total operating expenses(1)	101.1	136.6	148.3
Operating income (loss)	74.2	28.1	(12.4)
Interest expense(2)(3)	(76.0)	(75.3)	(96.4)
Other income (expense), net	6.5	2.3	(0.3)
Income (loss) before income taxes	4.7	(44.9)	(109.1)
Income tax expense (benefit)	6.8	(1.5)	5.2
Net income (loss)	$(2.1)	$(43.4)	$(114.3)
Other financial data:
EBITDA(3)	$127.7	$77.3	$35.8
Net cash provided by (used in) operating activities	30.3	43.6	(26.6)
Net cash provided by (used in) investing activities	(87.3)	(55.2)	(19.4)
Net cash provided by (used in) financing activities	55.0	12.4	46.0
Impairment of goodwill and intangible assets	—	8.6	26.4
Impairment of fixed assets	—	—	4.8
Depreciation and amortization	47.0	46.9	48.4
Restructuring and other costs(1)	(4.6)	34.5	13.8
Non-cash stock-based compensation	7.0	—	—
Capital expenditures	56.4	49.2	19.4
Ratio of earnings to fixed charges(4)	1.1x	—	—
Balance sheet data as of December 31, 2003:
Cash and cash equivalents			3.3
Working capital			70.7
Total assets			786.8
Total debt			783.7
Total liabilities			992.4
Redeemable preferred stock(5)			188.2
Redeemable common stock			13.0
Stockholders' equity (deficit)			(407.1)

(1)
Total operating expenses include restructuring and other costs of $13.8 million for the year ended December 31, 2003. These costs for the year included $2.0 million for fixed asset impairment charges related to the closure of our facility in Shelbyville, IN, $0.7 million related to the closure of our facility in Brazil consisting primarily of fixed asset impairment charges, $2.6 million related to the closure and transfer of the production from our facility in Fort Edward, NY to our facilities in Mexico and Danville, KY, $1.4 million related to the consolidation of two plants in Mexico,

  $2.6 million related to the closure and transfer of production from our Merced, CA facility, and other costs related to the closure of our Shelbyville, IN facility, our Singapore office and a section of our Toronto facility. In addition, during 2003 we accrued the present value of future lease payments on three buildings we do not currently occupy in an amount equal to $3.3 million. In addition, we separately recorded a provision for litigation of $7.2 million in 2003 as part of operating expenses.

  Total operating expenses for the year ended December 31, 2003 also included $18.2 million for the impairment of goodwill in our International segment, and $8.2 million for the impairment of goodwill and intangible assets of our Solutions segment and $4.8 million for impairment of fixed assets.

  Total operating expenses for 2002 include $34.5 million of restructuring and other costs, including $19.2 million related to the closure of our plant in Merced, CA, a portion of our plant in Shelbyville, IN, a part of our plant in Toronto, Canada, one of our plants in Mexico, and our Fort Edward, NY facility (acquired as part of the Decora acquisition). In addition, these costs reflect $7.9 million for the costs of relocating several of our production lines related to plant closures and costs associated with production rationalizations at several plants. Total operating expenses for 2002 also include $7.4 million related to severance costs, including benefits for several companywide workforce reduction programs that were completed in 2002.

  Total operating expenses for the year ended December 31, 2002 also included $8.6 million for the impairment of goodwill of our International segment.

  Total operating expenses for 2001 include $7.0 million of non-cash stock-based compensation expense, $3.0 million of restructuring and other costs, $4.0 million for expenses related to the relocation of our corporate headquarters, $6.0 million of fees and expenses relating to our supply chain cost initiative, and a $3.0 million increase in depreciation expenses relating primarily to the purchase of a new computer system. In addition, total operating expenses for 2001 include a credit for $7.6 million related to the reversal of previously accrued charge for the closure of our Harrington, DE plant. In 2001, we decided not to proceed with our previously announced closure of our Harrington, DE plant.

(2)
After giving effect to the issuance of the Senior Secured Discount Notes and the use of proceeds therefrom, we would have had interest expense of $107.8 million for the year ended December 31, 2003 on a pro-forma basis, excluding write-offs for previously capitalized financing fees and losses related to interest rate derivatives totaling $10.1 million. This amount excludes dividends that, since January 1, 2004, are being treated as interest with respect to our outstanding preferred stock due to the implementation of SFAS No. 150. The issuance costs of approximately $5.4 million relating to the issuance of the Senior Secured Discount Notes will be amortized to interest expense as a non-cash charge on an effective interest method basis until the maturity of the Senior Secured Discount Notes.

(3)
EBITDA reflects income before interest expense, income taxes, depreciation and amortization. We believe that EBITDA information enhances an investor's understanding of our ability to satisfy principal and interest obligations with respect to our indebtedness and to utilize cash for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operating activities as determined by U.S. generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. In addition, there may be contractual, legal, economic or other reasons which may prevent us from satisfying principal and interest obligations with respect to our indebtedness and may require us to allocate funds for other purposes. A reconciliation of EBITDA to net cash provided by operating activities as set forth in our consolidated statements of cash flows is as follows:

	Years ended December 31,
(Dollars in millions)
	2001	2002	2003
EBITDA	$127.7	$77.3	$35.8
Adjustments:
Interest expense	(76.0)	(75.3)	(96.4)
Income tax (expense) benefit	(6.8)	1.5	(5.2)
Impairment of fixed assets	—	—	4.8
Amortization/write-off of deferred financing costs	2.7	3.7	9.9
Deferred income taxes	3.0	(5.4)	1.5
Provision for accounts receivable	0.3	2.6	1.9
Non-cash compensation expense related to stock options	7.0	—	—
Non-cash plant closing costs	(7.6)	14.2	3.3
Write-down of impaired goodwill and other intangible assets	—	8.6	26.4
(Gain) loss on disposal of assets	(0.4)	0.4	1.4
Minority interest	0.3	(0.1)	0.1
Change in operating assets and liabilities, net of effects of acquisitions	(19.9)	16.1	(10.1)

Net cash provided by (used in) operating activities	$30.3	$43.6	$(26.6)

(4)
For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs and (iii) an allocation of one-third of the rental expense from operating leases, which we consider to be a reasonable approximation of the interest factor of operating lease payments. In 2002 and 2003, earnings were insufficient to cover fixed charges by approximately $44.9 million and $109.1 million, respectively.

(5)
The amount presented includes proceeds of $141.0 million from the issuance of preferred stock in 2000, 2001 and 2003, plus the accrued and unpaid dividends of $76.3 million, less the unamortized discount due to detachable warrants to purchase common stock issued in connection with our preferred stock and unamortized issuance costs totaling $29.1 million. As of January 1, 2004, the total amount of our preferred stock will be reclassified as debt due to the implementation of SFAS No. 150. Our preferred stock matures on the earliest to occur of June 1, 2011 or the first anniversary of the maturity of the 13% Senior Subordinated Notes due 2010 and does not currently pay cash dividends, which would be payable in the future only if declared by our board of directors out of funds legally available therefor. See "Management's discussion and analysis of financial condition and results of operations—Recent accounting pronouncements."

RISK FACTORS

        The risks below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. All of the following risks could affect our business, financial condition or results of operations. In such a case, you may lose all of or a part of your original investment and/or not receive any return on your investment. You should carefully consider the risks described below as well as other information and data included in this prospectus before participating in this exchange offer.

Risks related to the Senior Secured Discount Notes

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the Senior Secured Discount Notes.

        We are highly leveraged, which means that we have a large amount of indebtedness relative to our stockholders' deficit. We are highly leveraged particularly in comparison to some of our competitors.

        As of December 31, 2003, we would have had, on a pro forma basis after giving effect to the issuance of the Senior Secured Discount Notes and the use of the proceeds therefrom, the following credit statistics:

Pro forma as of December 31, 2003
(dollars in millions)
Total debt	$791.5
Redeemable preferred stock(1)	188.2
Redeemable common stock	13.0
Stockholders' equity (deficit)	(417.2)

(1)
As of January 1, 2004, the $188.2 million of redeemable preferred stock will be reclassified as debt due to the implementation of SFAS No. 150. Our preferred stock matures on the earliest to occur of June 1, 2011 or the first anniversary of the maturity of the 13% Senior Subordinated Notes due 2010 and does not currently pay cash dividends, which would be payable in the future only if declared by our board of directors out of funds legally available therefor. See "Management's discussion and analysis of financial condition and results of operations—Recent accounting pronouncements."

        Our ratio of earnings to fixed charges is a broad measure of how well our earnings from operations cover interest expense and other fixed charges. For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs and (iii) an allocation of one-third of the rental expense from operating leases, which we consider to be a reasonable approximation of the interest factor of operating lease payments. For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by approximately $109.1 million. On a pro forma basis, after giving effect to the issuance of the Senior Secured Discount Notes and the use of the proceeds of the Old Notes to pay off our then existing credit facilities, our earnings for the year ended December 31, 2003 were insufficient to cover fixed charges by approximately $120.5 million. In 2002, our earnings were insufficient to cover fixed charges by approximately $44.9 million. These deficits indicate that it may be difficult for us to generate sufficient earnings to cover fixed charges in future years.

        Our high degree of leverage could have important consequences for you, including the following: it may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures, new investments and future business opportunities; the debt service requirements on our other indebtedness may make it more difficult for us to make required payments on the Senior Secured Discount Notes; it may limit our ability to adjust to changing market conditions and to withstand competitive pressures, putting us at a competitive disadvantage; and we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth and productivity improvement programs.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Senior Secured Discount Notes, and could be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our estimated debt service for 2004 will be approximately $80.7 million, consisting of $1.0 million of scheduled mandatory principal payments, and approximately $79.7 million of interest payments.

        Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. These factors include:

  •
  fluctuations in interest rates;

  •
  unscheduled plant shutdowns;

  •
  increased operating costs;

  •
  prices and supply of raw materials; and

  •
  product prices and regulatory developments.

        We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See "Disclosure regarding forward-looking statements" and "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

        If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Senior Secured Discount Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our new revolving credit facility and indentures restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. See "Description of credit facilities and other indebtedness" and "Description of Senior Secured Discount Notes."

Our variable rate indebtedness subjects us to interest rate risk.

        Although we have substantially reduced our variable rate indebtedness, our borrowings under our new revolving credit facility will be at variable rates of interest. An increase of 1% in interest rates would result in an additional $100,000 of annual interest expense for each $10.0 million in borrowings under our new revolving credit facility. We will thus be exposed to interest rate risk to the extent of our borrowings under the new revolving credit facility.

We may not be able to commence making interest payments on the Senior Secured Discount Notes when required in 2007 or to pay the principal plus accrued interest on the Senior Secured Discount Notes at maturity.

        Unless we elect to pay cash interest on the Senior Secured Discount Notes prior to December 15, 2006, the Senior Secured Discount Notes will accrete until that date, after which time we must begin making regular interest payments. Our ability to make scheduled payments of interest and, to the extent we have chosen to begin making cash interest payments prior to December 15, 2006, those interest payments, will depend upon our cash flow from operations and/or ability to generate cash from other sources, which cannot be assured. Our ability to pay the principal amount plus accrued interest under the Senior Secured Discount Notes at maturity in 2009 may depend on our ability to refinance other indebtedness or sell assets. There can be no assurance we can complete any such refinancing or sell such assets at an acceptable price at the required time, and thus no assurance we will be able to pay the principal and accrued interest on the Senior Secured Discount Notes at maturity.

The terms of our new revolving credit facility may prevent us from electing to commence making cash payments on the Senior Secured Discount Notes prior to December 15, 2006.

        Under the terms of the Senior Secured Discount Notes, we will have the option to commence making cash payments on the Senior Secured Discount Notes prior to December 15, 2006. However, the terms of our new revolving credit facility prevent us from electing to make such cash payments (as well as payments with respect to additional interest, if any) for 18 months from the closing of the facility, and then only if we meet certain financial covenants at that time. Accordingly, we may be unable to elect to make cash payments on the Senior Secured Discount Notes prior to December 15, 2006.

Limits on our borrowing capacity under our new revolving credit facility and other indebtedness may affect our ability to finance our operations.

        While our new revolving credit facility provides for $100.0 million of commitments, our ability to borrow funds under our new revolving credit facility is subject to the amount of eligible receivables and inventory in our borrowing base under the facility. Further, if we do not maintain a specified fixed charge coverage ratio, the availability under our new revolving credit facility will be limited such that the total amount of our outstanding loans and letter of credit exposure under the facility may not exceed the lesser of 75% of the total amount of commitments under the facility or the borrowing base then in effect. Our ability to make borrowings under our new revolving credit facility will also be conditioned upon our compliance with other covenants in the new credit agreement, including financial covenants that apply when our borrowings exceed certain amounts. In addition, the terms of our indentures currently limit the amount we may borrow under our new revolving credit facility. Because of these limitations, we may not always be able to meet our cash requirements with funds borrowed under our new revolving credit facility. See "Description of credit facilities and other indebtedness—New revolving credit facility."

If we default on our obligations to pay our indebtedness we may not be able to make payments on the Senior Secured Discount Notes.

        Any default under the agreements governing our indebtedness, including a default under our new revolving credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to make payments on the Senior Secured Discount Notes. Any such failure could substantially decrease the market value of the Senior Secured Discount Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our indentures and our new revolving credit facility), we could be in default under the terms of the agreements governing such indebtedness, including our new revolving credit facility and the indentures governing our 13% Senior Subordinated Notes due 2010, our 11 1/8% Senior Secured Notes due 2009 and the Senior Secured Discount Notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our new revolving credit facility could elect to terminate their commitments thereunder, cease making further advances and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines we may in the future need to obtain waivers from the required lenders under our new revolving credit facility to avoid being in default. If we breach our covenants under our new revolving credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we could be in default under the new revolving credit facility and the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See "Description of credit facilities and other indebtedness" and "Description of Senior Secured Discount Notes."

We may not be able to repurchase the Senior Secured Discount Notes upon a change of control.

        We may not be able to repurchase the Senior Secured Discount Notes upon a change of control because we may not have sufficient funds. Upon a change of control, we must offer to repurchase all of the outstanding 11 1/8% Senior Secured Notes due 2009 at 101% of the principal amount thereof, plus accrued interest to the date of repurchase, all of the outstanding 13% Senior Subordinated Notes due 2010 at 101% of the principal amount thereof, plus accrued interest to the date of repurchase, and all of the outstanding Senior Secured Discount Notes at 101% of the accreted value, plus accrued and unpaid interest (including additional interest, if any) to the date of repurchase. A change of control would also constitute a default under our new revolving credit facility, which would allow the lenders to terminate their commitments and accelerate any outstanding loans. Any such acceleration could constitute a default under the indenture for the Senior Secured Discount Notes as well as the indentures for our 11 1/8% Senior Secured Notes due 2009 and our 13% Senior Subordinated Notes due 2010. Accordingly, we may not have sufficient funds to make an offer to purchase the Senior Secured Discount Notes upon a change of control. In addition, the change of control provision in the indenture may not necessarily protect holders of the Senior Secured Discount Notes if we engage in a highly leveraged transaction or certain other transactions involving us or our subsidiaries. See "Description of credit facilities and other indebtedness" and "Description of Senior Secured Discount Notes—Change of control."

We will rely significantly on the funds received from our subsidiaries to meet our debt service obligations on the Senior Secured Discount Notes, but our subsidiaries may not be able to distribute sufficient funds to us.

        Although we are an operating company, a significant amount of our revenue is generated by our subsidiaries. For the year ended December 31, 2003, 22.9% of our net sales was generated by our subsidiaries. As a result, our ability to make payments on the Senior Secured Discount Notes and to satisfy our other debt service obligations will depend significantly on our receipt of dividends or other intercompany transfers of funds from our operating subsidiaries. The payment of dividends to us by our subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations as well as certain contractual provisions which may restrict the payment of dividends and the transfer of assets to us. See "Description of credit facilities and other indebtedness" and "Description of Senior Secured Discount Notes—Certain covenants—Limitation on restrictions on distributions from restricted subsidiaries and negative pledges." In the event of bankruptcy, liquidation or reorganization of our subsidiaries, claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims as the holder of the equity of our subsidiaries.

There may not be sufficient collateral to pay all or any of the Senior Secured Discount Notes.

        Indebtedness under our new revolving credit facility, certain interest rate protection and other hedging agreements, certain obligations in respect of cash management services and any other future indebtedness permitted to be incurred by us or the note guarantors under the indenture governing the Senior Secured Discount Notes are (or, in the case of such other future indebtedness, may be) secured on a first-priority basis by our Second-Priority Collateral and the Second-Priority Collateral of our domestic subsidiaries and certain of our foreign subsidiaries. The Second-Priority Collateral consists of substantially all inventory, receivables, deposit accounts, 100% of the capital stock of, or other equity interests in, existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, and 65% of the capital stock of, or other equity interests in, existing and future first-tier foreign subsidiaries (other than foreign subsidiaries that are note guarantors) (subject to certain limitations), investment property and certain other assets, in each case that are held by us or any of the note guarantors. The Second-Priority Collateral is comprised of substantially all of our and the note guarantors' material collateral that secure our new revolving credit facility. The Senior Secured Discount Notes will be secured by a first-priority lien on our First-Priority Collateral and a second-priority lien on our Second-Priority Collateral, both of which are subject to release as described more fully below. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any note guarantor, the assets that are pledged for the benefit of other indebtedness on a first-priority basis, other than assets that constitute First-Priority Collateral, must be used first to pay such indebtedness in full before making any payments on the Senior Secured Discount Notes. In addition, to the extent other indebtedness has a first-priority security interest in the First-Priority Collateral or a second-priority security interest in the Second-Priority Collateral, the value of the assets comprising such collateral will have to be shared on a pari passu basis with such other indebtedness in the event of bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any note guarantor.

        As of December 31, 2003, after giving pro forma effect to the issuance of the Senior Secured Discount Notes and the use of proceeds therefrom, there would have been (i) $2.1 million of indebtedness outstanding (excluding $6.7 million of letters of credit outstanding under our new revolving credit facility) secured by Second-Priority Collateral on a first-priority basis and (ii) $250.0 million of indebtedness outstanding secured by Second-Priority Collateral on a pari passu basis with the Senior Secured Discount Notes. So long as such indebtedness can be incurred under the indenture, the indenture governing the Senior Secured Discount Notes allows an unlimited amount of indebtedness to be secured by a second-priority lien on the First-Priority Collateral securing the Senior Secured Discount Notes and either a first-priority lien or an equal and ratable lien with the Senior Secured Discount Notes with respect to Second-Priority Collateral, provided that, in each case, such indebtedness or other obligation could be incurred under the indenture. Any additional obligations secured by a lien on the collateral securing the Senior Secured Discount Notes (whether senior to or equal with the second-priority lien of the Senior Secured Discount Notes) will dilute the value of the collateral securing the Senior Secured Discount Notes. In particular, our new revolving credit facility provides for additional borrowings of up to $100 million, all of which ranks prior to the Senior Secured Discount Notes with respect to the Second-Priority Collateral.

        In addition, because a portion of the collateral consists of pledges of the stock of our foreign subsidiaries that are note guarantors and a portion of the stock of our first tier foreign subsidiaries that are not note guarantors, the validity of those pledges under local law, if applicable, and the ability of the holders of the Senior Secured Discount Notes to realize upon that collateral under local law, to the extent applicable, may be limited by such local law, which limitations may or may not affect the first-priority liens.

        The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the Senior Secured Discount Notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the Senior Secured Discount Notes, in full or at all.

        Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Senior Secured Discount Notes. Any claim for the difference between the amount, if any, realized by holders of the Senior Secured Discount Notes from the sale of the collateral securing the Senior Secured Discount Notes and the obligations under the Senior Secured Discount Notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

        Holders of Senior Secured Discount Notes will not control decisions regarding the Second-Priority Collateral. The holders of the first-priority security interests on the Second-Priority Collateral will control substantially all matters related to the Second-Priority Collateral, pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, any actions that may be taken in respect of the Second-Priority Collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of such collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of such first-priority security interests, and the trustee on behalf of the holders of the Senior Secured Discount Notes will not have the ability to control or direct such actions, even if the rights of the holders of the Senior Secured Discount Notes are adversely affected. Additional releases of collateral from the second-priority security interest on the Second-Priority Collateral securing the Senior Secured Discount Notes are permitted under some circumstances. Any release of all first-priority liens upon any collateral approved by the holders of the first-priority liens shall also release the second-priority liens securing the Senior Secured Discount Notes on the same collateral; provided that, after giving effect to the release, obligations secured by the first-priority liens on the remaining collateral remain outstanding. See "Description of Senior Secured Discount Notes—Security" and "Description of Senior Secured Discount Notes—Amendments and waivers."

        Furthermore, the security documents allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the Senior Secured Discount Notes. Under certain circumstances, the indenture governing the Senior Secured Discount Notes permits the proceeds of asset sales to be used to purchase assets that are not "collateral." In such a case, the pool of assets securing the Senior Secured Discount Notes would be reduced and the Senior Secured Discount Notes would not be secured by such purchased assets.

        The indenture governing the Senior Secured Discount Notes and the security documents provide that, to the extent that any rule is adopted, amended or interpreted which would require the filing with the SEC (or any other governmental agency) of separate financial statements of any of our subsidiaries due to the fact that such subsidiary's capital stock, other securities or assets secure the Senior Secured Discount Notes, then such capital stock, other securities or assets will automatically be deemed not to be part of the collateral securing the Senior Secured Discount Notes to the extent necessary to not be subject to such requirement. In such event, the security documents will be amended, without the consent of any holder of Senior Secured Discount Notes, to the extent necessary to release the liens on such capital stock, other securities or assets. As a result, holders of the Senior Secured Discount Notes could lose all or a portion of their security interest in the collateral if any such rule comes into effect.

Rights of holders of Senior Secured Discount Notes in the collateral may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent to repossess and dispose of the collateral securing the Senior Secured Discount Notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use the collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of the repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Senior Secured Discount Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Senior Secured Discount Notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Senior Secured Discount Notes after first paying the obligations of creditors having first-priority security interests in the Second-Priority Collateral, the holders of the Senior Secured Discount Notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

Rights of holders of Senior Secured Discount Notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral.

        The security interests in the collateral securing the Senior Secured Discount Notes include assets, both tangible and intangible, whether now owned or acquired or arising in the future, of the Company and the note guarantors. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that we will inform the trustee or the collateral agent of the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after acquired collateral. The trustee will not monitor the future acquisition of property and rights that constitute collateral, or take action to perfect the security interest in such acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Senior Secured Discount Notes against third parties. We are not required to and do not intend to perfect the security interests in collateral consisting of fixtures not located on mortgaged properties securing the Senior Secured Discount Notes. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Senior Secured Discount Notes against third parties.

The Senior Secured Discount Notes are structurally subordinated in right of payment to the indebtedness of those of our subsidiaries that are not guaranteeing the Senior Secured Discount Notes and, if the guarantees are deemed unenforceable, to those of our subsidiaries that are note guarantors, and the remaining assets of such subsidiaries may not be sufficient to make any payments on the Senior Secured Discount Notes.

        The Senior Secured Discount Notes are effectively subordinated to all liabilities of our subsidiaries which are not guarantors. In addition, although the guarantees provide the holders of the Senior Secured Discount Notes with a direct claim as a creditor against the assets of the note guarantors, the guarantees may not be enforceable as described in more detail below. If the guarantees by the note guarantors are not enforceable, the Senior Secured Discount Notes would be effectively subordinated to all liabilities of the note guarantors, including trade payables. As a result of being effectively subordinated to the liabilities of a subsidiary, if there was a dissolution, bankruptcy, liquidation or reorganization of such subsidiary, the holders of the Senior Secured Discount Notes would not receive any amounts with respect to the Senior Secured Discount Notes until after the payment in full of the claims of creditors of such subsidiary.

        Our subsidiaries that are not note guarantors generated 11.1% of our net sales for the year ended December 31, 2003. As of December 31, 2003, our subsidiaries that are not note guarantors accounted for 10.1% of our total assets and had total liabilities (excluding liabilities owed to us) of $41.6 million. As of December 31, 2003, after giving effect to the issuance of the Senior Secured Discount Notes and the use of proceeds therefrom, our subsidiaries that are note guarantors would have had total liabilities (excluding liabilities owed to us and guarantees under our revolving credit facility and the indentures governing the Senior Secured Discount Notes, the 11 1/8% Senior Secured Notes due 2009 and the 13% Senior Subordinated Notes due 2010) of $24.1 million and our subsidiaries that are not guarantors would have had total liabilities (including trade payables but excluding liabilities owed to us) of $41.6 million.

        Federal and state fraudulent transfer laws permit a court to void the Senior Secured Discount Notes and the note guarantees, and if that occurs, you may not receive any payments on the Senior Secured Discount Notes.

        Our issuance of the Senior Secured Discount Notes and the issuance of the guarantees by our note guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our note guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the Senior Secured Discount Notes or a guarantee, and, in the case of (2) only, one of the following is also true:

  •
  we or any of our note guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

  •
  paying the consideration left us or any of our note guarantors with an unreasonably small amount of capital to carry on the business; or

  •
  we or any of our note guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

        If a court were to find that the issuance of the Senior Secured Discount Notes or a guarantee was a fraudulent conveyance, the court could avoid the payment obligations under the Senior Secured Discount Notes or such guarantee or further subordinate the Senior Secured Discount Notes or such guarantee to presently existing and future indebtedness of ours or of such note guarantor, or require the holders of the Senior Secured Discount Notes to repay any amounts received with respect to the

Senior Secured Discount Notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the Senior Secured Discount Notes. Further, the avoidance of the Senior Secured Discount Notes could result in an event of default with respect to our other debt and that of our subsidiaries, which could result in acceleration of such debt.

        Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

  •
  the sum of its debts was greater than the fair value of all its assets;

  •
  the present fair saleable value of its assets was less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

  •
  it could not pay its debts as they become due.

Because each note guarantor's liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the note guarantors.

        The holders of the Senior Secured Discount Notes have the benefit of the guarantees of the note guarantors. However, the guarantees by our note guarantors are limited to the maximum amount which the note guarantors are permitted to guarantee under applicable law. As a result, a note guarantor's liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of the note guarantor. Further, under the circumstances discussed more fully above, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a note guarantee or further subordinate it to all other obligations of the note guarantor. In addition, you will lose the benefit of a particular note guarantee if it is released under certain circumstances described under "Description of Senior Secured Discount Notes—The note guarantees."

An active trading market may not develop for the Senior Secured Discount Notes, which may make the Senior Secured Discount Notes illiquid and adversely affect the market price quoted for the Senior Secured Discount Notes.

        You cannot be sure that an active trading market will develop for the Senior Secured Discount Notes. We do not intend to apply for a listing of the Senior Secured Discount Notes on a securities exchange or any automated dealer quotation system. We have been advised by J.P. Morgan Securities Inc. that as of the date of this prospectus J.P. Morgan Securities Inc. intends to make a market in the Senior Secured Discount Notes. J.P. Morgan Securities Inc. is not obligated to do so, however, and any market-making activities with respect to the Senior Secured Discount Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934. Because J.P. Morgan Securities Inc. is our affiliate, J.P. Morgan Securities Inc. is required to deliver a current "market-making" prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the Senior Secured Discount Notes. Accordingly, the ability of J.P. Morgan Securities Inc. to make a market in the Senior Secured Discount Notes may, in part, depend on our ability to maintain a current market-making prospectus. In addition, the liquidity of the trading market in the Senior Secured Discount Notes, and the market price quoted for the Senior Secured Discount Notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Because the Senior Secured Discount Notes will be issued with original issue discount, holders will pay tax on amounts before such amounts are received.

        The Senior Secured Discount Notes will be issued at a discount from their stated principal amount for U.S. federal income tax purposes. Because the amount of discount is in excess of a statutorily defined de minimis amount, the discount will be subject to special rules applicable to original issue discount. Consequently, original issue discount will be included in the gross income of a U.S. holder of Senior Secured Discount Notes for U.S. federal income tax purposes in advance of the receipt of cash payments on the Senior Secured Discount Notes. For more information, see "Certain United States federal income tax consequences."

Risks related to our business

A sudden increase in resin prices or the loss of a key resin supplier could lead to increased costs and lower profit margins.

        We use large quantities of polyethylene, PVC, polypropylene and other resins in manufacturing our products. For the year ended December 31, 2003, resin costs comprised approximately 60% of our total manufacturing costs. Significant increases in the price of resins would increase our costs, reduce our operating margins and impair our ability to service our debt unless we were able to pass all of the increase on to our customers. The price of resins is a function of, among other things, manufacturing capacity, demand, and the price of crude oil and natural gas feedstocks. Since the resins used by us are derived from petroleum and natural gas, instability in the world markets for petroleum and natural gas could adversely affect the prices of our raw materials and their general availability. We may not be able to pass such increased costs on to customers in all cases. In addition, we rely on certain key suppliers of resin for most of our resin supply. Some of this resin has characteristics proprietary to the supplier. The loss of a key source of supply, our inability to obtain resin with desired proprietary characteristics, or a delay in shipments could adversely affect our revenues and profitability and force us to purchase resin in the open market at higher prices. We may not be able to make such open market purchases at prices that would allow us to remain competitive. See "Management's discussion and analysis of financial condition and results of operations" and "Business—Raw materials."

        Over the past several months, we have experienced a period of extreme uncertainty with respect to resin supplies and prices. High crude oil and natural gas pricing, resulting in part from harsh winter weather conditions in the eastern United States, have had a significant impact on the price and supply of resins. During the same period, many major suppliers of resin have announced price increases to cover their increases in feedstock costs. While the prices of our products generally fluctuate with the price of resins, certain of our customers have contracts that limit our ability to pass the full cost of higher resin pricing through to our customers immediately. Further, competitive conditions in our industry may make it difficult for us to sufficiently increase our selling prices for all customers to reflect the full impact of increases in raw material costs. If this period of high resin pricing continues, we may be unable to pass on the entire effect of these price increases to our customers, which would adversely affect our profitability and working capital. In addition, further increases in crude oil and natural gas prices could make it difficult for us to obtain an adequate supply of resin from manufacturers affected by these factors.

We operate in highly competitive markets and our customers may not continue to purchase our products, which could lead to our having reduced revenues and loss of market share.

        The markets in which we operate are highly competitive on the basis of service, product quality, product innovation and price. Small and medium-sized manufacturers that compete primarily in regional markets service a large portion of the film and flexible packaging market, and there are relatively few large national manufacturers. In addition to competition from many smaller competitors, we face strong competition from a number of large film and flexible packaging companies. Some of our competitors are substantially larger, are more diversified, and have greater resources than we have, and, therefore, may have certain competitive advantages.

If we lose one or more of our major customers, our results of operations and our ability to service our indebtedness could be adversely affected.

        Although no single customer accounted for more than 10% of our net sales for the year ended December 31, 2003, we are dependent upon a limited number of large customers with substantial purchasing power for a significant percentage of our sales. Our top ten customers accounted for approximately 26.2% of our net sales in 2003. Several of our largest customers satisfy some of their film requirements by manufacturing film themselves. The loss of one or more major customers, or a material reduction in sales to these customers as a result of competition from other film manufacturers, insourcing of film requirements or other factors, would have a material adverse effect on our results of operations and on our ability to service our indebtedness. See "Management's discussion and analysis of financial condition and results of operations" and "Business—Products, markets and customers."

Our ongoing efforts to achieve cost savings may not improve our operating results.

        We regularly evaluate our operations in order to identify potential cost savings. From time to time, we implement plant restructurings or other initiatives designed to improve the efficiency of our operations and reduce our costs. These initiatives may not result in cost savings, however, particularly if our estimates and assumptions relating to the anticipated cost savings prove to be incorrect. Further, even if a cost savings initiative is successful, we may not be able to improve our operating results as a result of other factors discussed in this prospectus, many of which are beyond our control, such as a reduction in the demand for our products or increases in raw material costs.

We may not be able to adequately protect our intellectual property, which could cause our revenues to decrease.

        We rely on patents, trademarks and licenses to protect our intellectual property, which is significant to our business. We also rely on unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position. We routinely seek to protect our patents, trademarks and other intellectual property, but our precautions may not provide meaningful protection against competitors or protect the value of our trademarks. In addition to our own patents, trade secrets and proprietary know-how, we license from third parties the right to use some of their intellectual property. We routinely enter into confidentiality agreements to protect our trade secrets and proprietary know-how. However, these agreements may be breached, may not provide meaningful protection or may not contain adequate remedies for us if they are breached.

Any future acquisitions may not be successfully integrated with our business and could cause our revenues to decrease, operating costs to increase or reduce cash flows, which in turn could adversely affect our ability to service our indebtedness.

        Our efforts to integrate any businesses acquired in the future may not result in increased profits. Difficulties encountered in any transition and integration process for newly acquired companies could cause revenues to decrease, operating costs to increase or reduce cash flows, which in turn could adversely affect our ability to service our indebtedness.

Our operations outside of the United States are subject to additional currency exchange, political, investment and other risks that could hinder us from making our debt service payments, increase our operating costs and adversely affect our results of operations.

        We operate facilities and sell products in several countries outside the United States. Our operations outside the United States include plants and sales offices in Mexico, Canada, Germany and Australia. As a result, we are subject to risks associated with selling and operating in foreign countries which could have an adverse affect on our financial condition and results of operations, our operating costs and our ability to make payments on our debt obligations, including our ability to make payments on the Senior Secured Discount Notes and borrowings under our revolving credit facility. These risks include devaluations and fluctuations in currency exchange rates, unstable political conditions, imposition of limitations on conversion of foreign currencies into U.S. dollars and remittance of dividends and other payments by foreign subsidiaries. The imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries, and restrictions on investments and other restrictions by foreign governments could also have a negative effect on our business and profitability.

We are controlled by J.P. Morgan Partners, LLC and its interests as an equity holder may conflict with yours as a creditor.

        Affiliates of J.P. Morgan Partners, LLC own approximately 55% of our outstanding common stock, 74% of our detachable warrants to purchase common stock issued in connection with our preferred stock and 59% of our outstanding preferred stock. Subject to certain limitations contained in the stockholders' agreement among us, our stockholders, and holders of detachable warrants to purchase common stock issued in connection with our preferred stock, J.P. Morgan Partners, LLC, through its affiliate, controls us. The interests of J.P. Morgan Partners, LLC may not in all cases be aligned with your interests as a holder of the Senior Secured Discount Notes.

If we do not maintain good relationships with our employees, our business could be adversely affected by a loss of revenues, increased costs or reduced profitability.

        Although we consider our current relations with our employees to be good, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. As December 31, 2003, we had approximately 3,250 employees, of which approximately 950 employees were subject to a total of 11 collective bargaining agreements that expire on various dates between February 19, 2004 and March 7, 2007. The collective bargaining agreement covering our Toronto union employees expired on February 19, 2004. We are currently operating under an informal extension of the terms of that agreement and are in negotiations with the union for a new collective bargaining agreement. We have had one labor strike in the United States in our history, which occurred at our Chippewa Falls, WI plant in March 2000 and lasted approximately two weeks. In October 2001, we entered into a five year agreement with the union representing the approximately 150 employees at our Chippewa Falls, WI manufacturing plant. We also had a temporary work stoppage at our Australia facility in 2001 that lasted approximately 30 days.

The cost of complying with federal and state environmental laws could be significant and increase our operating costs.

        Complying with existing and future environmental laws and regulations that affect our business could impose material costs and liabilities on us. Our manufacturing operations are subject to certain federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to periodic environmental inspections and monitoring by governmental enforcement authorities. We could incur substantial costs, including fines and civil or criminal sanctions, as a result of actual or alleged violations of environmental laws. In addition, our production facilities require environmental permits that are subject to revocation, modification and renewal. Violations of environmental permits can also result in substantial fines and civil or criminal sanctions. The ultimate costs under environmental laws and the timing of such costs are difficult to predict and potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future.

Risks related to our prior auditors

Arthur Andersen LLP, our former auditors, audited certain financial information included in this prospectus. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

        Arthur Andersen LLP completed its audit of our financial statements as of December 31, 2001 and for the two years then ended and issued its report with respect to such financial statements on January 28, 2002. Subsequently, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp.

        In May 2002 both our audit committee and our board of directors approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditors since 1997. We had no disagreements required to be disclosed pursuant to Item 304 of Regulation S-K with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Arthur Andersen audited the financial statements that we include in this prospectus as of December 31, 2001, and the year ended December 31, 2001, as set forth in its report herein.

        Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's discussion and analysis of financial condition and results of operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. But, management's expectations, beliefs and projections may not result or be achieved.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

  •
  general economic and business conditions, particularly an economic downturn;

  •
  industry trends;

  •
  increases in our leverage;

  •
  interest rate increases;

  •
  changes in our ownership structure;

  •
  raw material costs and availability, particularly resin;

  •
  competition;

  •
  the loss of any of our major customers;

  •
  changes in demand for our products;

  •
  new technologies;

  •
  changes in distribution channels or competitive conditions in the markets or countries where we operate;

  •
  costs of integrating any future acquisitions;

  •
  loss of our intellectual property rights;

  •
  foreign currency fluctuations and devaluations and political instability in our foreign markets;

  •
  changes in our business strategy or development plans;

  •
  availability, terms and deployment of capital;

  •
  availability of qualified personnel; and

  •
  increases in the cost of compliance with laws and regulations, including environmental laws and regulations.

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

        All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        This prospectus is delivered in connection with the sale of the Senior Secured Discount Notes by J.P. Morgan Securities Inc. in market-making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2003 on an actual basis and on an adjusted basis to reflect the issuance of the Senior Secured Discount Notes.

	December 31, 2003
	Actual	As adjusted
	(Dollars in millions)
Cash and cash equivalents	$3.3	$3.3

Total debt:
Old revolving credit facility(1)	$—	$—
Tranche A facility	9.6	—
Mexico term loans	24.2	—
Tranche B facility	185.8	—
New revolving credit facility(2)	—	2.1
Senior Secured Discount Notes	—	225.3
11 1/8% Senior Secured Notes due 2009	250.0	250.0
13% Senior Subordinated Notes due 2010	312.4	312.4
Capital leases and insurance financing	1.7	1.7

Total debt	$783.7	$791.5
Redeemable preferred stock(3)	188.2	188.2
Redeemable common stock	13.0	13.0
Stockholders' deficit(4)	(407.1)	(417.2)

Total capitalization	$577.8	$575.5

(1)
As of December 31, 2003, there were no outstanding borrowings under our prior revolving credit facility (excluding $6.7 million of outstanding letters of credit).

(2)
The amount shown does not include $6.7 million of letters of credit issued under our new revolving credit facility. After giving effect to the borrowing base limitation in the new revolving credit facility, we had $57.7 million available for borrowings under our new $100 million revolving credit facility on the date of closing of the Old Notes offering, which amount gives effect to $30 million of initial borrowings made upon the closing of the offering of the Old Notes and $6.7 million of letters of credit outstanding. The amount outstanding under our new revolving credit facility fluctuates on a daily basis.

(3)
As of January 1, 2004, the $188.2 million of redeemable preferred stock was reclassified as debt due to the implementation of SFAS No. 150. Our preferred stock matures on the earliest to occur of June 1, 2011 or the first anniversary of the maturity of the 13% Senior Subordinated Notes due 2010. Our board of directors has never declared or paid any cash dividends on the preferred stock, and such dividends would be payable in the future only if declared by our board of directors out of funds legally available therefor. See "Management's discussion and analysis of financial condition and results of operations—Recent accounting pronouncements."

(4)
The increase in stockholders' deficit is due to the write-off of previously capitalized financing fees and losses related to interest rate derivatives totaling $10.1 million.

SELECTED FINANCIAL DATA

        The following selected financial data have been summarized from our consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and the notes thereto, "Capitalization" and "Management's discussion and analysis of financial condition and results of operations."

	Years ended December 31,
(Dollars in millions)
	1999		2000	2001		2002	2003
Statement of operations data:
Net sales	$813.7		$843.8	$840.4		$879.2	$929.4
Cost of sales	655.7		696.7	665.1		714.5	793.5
Gross profit	158.0		147.1	175.3		164.7	135.9
Total operating expenses(1)	82.0		132.7	101.1		136.6	148.3
Operating income (loss)	76.0		14.4	74.2		28.1	(12.4)
Interest expense(2)(3)	(44.0)		(87.2)	(76.0)		(75.3)	(96.4)
Other income (expense), net	0.4		0.3	6.5		2.3	(0.3)
Income (loss) before income taxes	32.4		(72.5)	4.7		(44.9)	(109.1)
Income tax expense (benefit)	14.1		(21.7)	6.8		(1.5)	5.2
Net income (loss)	$18.3		$(50.8)	$(2.1)		$(43.4)	$(114.3)
Other financial data:
EBITDA(4)	$111.4		$54.2	$127.7		$77.3	$35.8
Net cash provided by (used in) operating activities	51.4		60.3	30.3		43.6	(26.6)
Net cash used in investing activities	(46.0)		(65.6)	(87.3)		(55.2)	(19.4)
Net cash provided by (used in) financing activities	(16.7)		0.3	55.0		12.4	46.0
Depreciation and amortization	35.0		39.5	47.0		46.9	48.4
Impairment of goodwill and intangible assets(1)	—		—	—		8.6	26.4
Impairment of fixed assets(1)	—		—	—		—	4.8
Restructuring and other costs(1)	2.5		19.4	(4.6)		34.5	13.8
Non-cash stock-based compensation expense	0.8		2.6	7.0		—	—
Capital expenditures	35.7		65.6	56.4		49.2	19.4
Ratio of earnings to fixed charges(6)	1.7	x	—	1.1	x	—	—
	December 31,
(Dollars in millions)
	1999	2000	2001	2002	2003
Balance sheet data (at period end):
Cash and cash equivalents	$9.1	$3.1	$4.8	$1.6	$3.3
Working capital	103.8	57.6	58.4	45.8	70.7
Total assets	769.0	785.0	851.7	853.2	786.8
Total debt	510.4	687.4	713.3	736.4	783.7
Total liabilities	675.4	885.9	903.0	960.1	992.4
Redeemable preferred stock(5)	—	88.7	126.1	150.8	188.2
Redeemable common stock	2.9	16.5	16.8	13.0	13.0
Stockholders' equity (deficit)	90.7	(206.0)	(194.5)	(270.9)	(407.1)

(1)
Total operating expenses include restructuring and other costs of $13.8 million for the year ended December 31, 2003. These costs for the year included $2.0 million for fixed asset impairment charges related to the closure of our facility in Shelbyville, IN, $0.7 million related to the closure of our facility in Brazil consisting primarily of fixed asset impairment charges, $2.6 million related to the closure and transfer of the production from our facility in Fort Edward, NY to our facilities in Mexico and Danville, KY, $1.4 million related to the consolidation of two plants in Mexico,

  $2.6 million related to the closure and transfer of production from our Merced, CA facility, and other costs related to the closure of our Shelbyville, IN facility, our Singapore office and a section of our Toronto facility. In addition, during 2003 we accrued the present value of future lease payments on three buildings we do not currently occupy in an amount equal to $3.3 million. In addition, we separately recorded a provision for litigation of $7.2 million in 2003 as part of operating expenses.

  Total operating expenses for the year ended December 31, 2003 also included $18.2 million for the impairment of goodwill in our International segment, and $8.2 million for the impairment of goodwill and intangible assets of our Solutions segment and $4.8 million for impairment of fixed assets.

  Total operating expenses for 2002 include $34.5 million of restructuring and other costs, including $19.2 million related to the closure of our plant in Merced, CA, a portion of our plant in Shelbyville, IN, a part of our plant in Toronto, Canada, one of our plants in Mexico, and our Fort Edward, NY facility (acquired as part of the Decora acquisition). In addition, these costs reflect $7.9 million for the costs of relocating several of our production lines related to plant closures and costs associated with production rationalizations at several plants. Total operating expenses for 2002 also include $7.4 million related to severance costs, including benefits for several companywide workforce reduction programs that were completed in 2002.

  Total operating expenses for the year ended December 31, 2002 also included $8.6 million for the impairment of goodwill of our International segment.

  Total operating expenses for 2001 include $7.0 million of non-cash stock-based compensation expense, $3.0 million of restructuring and other costs, $4.0 million for expenses related to the relocation of our corporate headquarters, $6.0 million of fees and expenses relating to our supply chain cost initiative, and a $3.0 million increase in depreciation expenses relating primarily to the purchase of a new computer system. In addition, total operating expenses for 2001 include a credit for $7.6 million related to the reversal of previously accrued charge for the closure of our Harrington, DE plant. In 2001, we decided not to proceed with our previously announced closure of our Harrington, DE plant.

  Total operating expenses for 2000 include $10.8 million of costs related to the recapitalization and related transactions, $10.8 million of fees and expenses relating to our supply chain cost initiative, $19.4 million of restructuring and other costs, $7.1 million of costs related to the relocation of our corporate headquarters and a reduction in force, and $2.6 million of non-cash stock-based compensation expense.

(2)
In May 2003, we prepaid a total of $75 million of revolving loans and $165 million of our term loans with the net cash proceeds from the issuance of $250 million of Senior Secured Notes. As a result, interest expense for 2003 included a $5.3 million charge for expensing a portion of previously capitalized financing fees incurred in connection with our credit facilities.

(3)
In 2000, we refinanced most of our long-term debt and recorded a loss of $18.7 million to write-off unamortized deferred debt issuance costs and costs related to our tender offer for our 9 1/8% Senior Subordinated Notes due 2007.

(4)
EBITDA reflects income before interest expense, income taxes, depreciation and amortization. We believe that EBITDA information enhances an investor's understanding of our ability to satisfy principal and interest obligations with respect to our indebtedness and to utilize cash for other purposes. EBITDA does not represent and should not be considered as an alternative to net income or cash flows from operating activities as determined by U.S. generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. In addition, there may be contractual, legal, economic or other reasons which may prevent us from satisfying principal and interest obligations with respect to our indebtedness and may require us to allocate funds for other purposes. A reconciliation of EBITDA to net cash provided by (used in) operating activities as set forth in our consolidated statements of cash flows is as follows:

(Dollars in millions)	1999	2000	2001	2002	2003
EBITDA	$111.4	$54.2	$127.7	$77.3	$35.8
Adjustments:
Interest expense	(44.0)	(87.2)	(76.0)	(75.3)	(96.4)
Income tax (expense) benefit	(14.1)	21.7	(6.8)	1.5	(5.2)
Impairment of fixed assets	—	—	—	—	4.8
Amortization of deferred financing costs	—	1.4	2.7	3.7	9.9
Deferred income taxes	7.1	(25.8)	3.0	(5.4)	1.5
Provision for accounts receivable	(0.5)	(0.2)	0.3	2.6	1.9
Non-cash compensation expense related to stock options	0.8	2.6	7.0	—	—
Discount on stockholder note receivable	—	0.3	—	—	—
Non-cash plant closing costs	—	14.8	(7.6)	14.2	3.3
Write-down of impaired goodwill and intangible assets	1.4	—	—	8.6	26.4
(Gain) loss on disposal of assets	—	0.5	(0.4)	0.4	1.4
Loss on extinguishment of debt	—	18.7	—	—	—
Minority interest	—	—	0.3	(0.1)	0.1
Change in operating assets and liabilities, net of effects of acquisitions	(10.7)	59.3	(19.9)	16.1	(10.1)

Net cash provided by (used in) operating activities	$51.4	$60.3	$30.3	$43.6	$(26.6)
(5)
The amount presented includes proceeds of $141.0 million from the issuance of preferred stock in 2000, 2001 and 2003, plus the accrued and unpaid dividends of $76.3 million, less the unamortized discount due to detachable warrants to purchase common stock issued in connection with our preferred stock and unamortized issuance costs totaling $29.1 million. As of January 1, 2004, the total amount of our preferred stock will be reclassified as debt due to the implementation of SFAS No. 150. See "Management's discussion and analysis of financial condition and results of operations—Recent accounting pronouncements."

(6)
For purposes of this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs and (iii) an allocation of one-third of the rental expense from operating leases, which we consider to be a reasonable approximation of the interest factor of operating lease payments. In 2000, 2002 and 2003, earnings were insufficient to cover fixed charges by approximately $72.5 million, $44.9 million and $109.1 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and notes which appear elsewhere in this prospectus. This section contains certain "forward-looking statements" within the meaning of federal securities laws that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under "Disclosure regarding forward-looking statements" and "Risk factors" and elsewhere in this prospectus.

        All references in this section to the consolidated financial statements or condensed consolidated financial statements and related notes included elsewhere in this prospectus refer to those of Pliant Corporation and its subsidiaries.

General

        We generate our revenues, earnings and cash flows from the sale of film and flexible packaging products throughout the world. We manufacture these products at 25 facilities located in the United States, Australia, Canada, Germany and Mexico. Our sales have grown primarily as a result of strategic acquisitions made over the past several years, increased levels of production at acquired facilities, return on capital expenditures and the overall growth in the market for film and flexible packaging products. In addition, as discussed below under "Acquisitions in 2002 and 2001," we have acquired a consumer products business that manufactures and sells products under the Con-Tact® brand name.

Acquisitions in 2002 and 2001

        In August 2002, we purchased substantially all of the assets and assumed certain liabilities of the business of Roll-O-Sheets Canada Limited ("Roll-O-Sheets"). The Roll-O-Sheets business consists of one plant in Barrie, Canada engaged in the conversion and sale of PVC and polyethylene film for the food industry. In addition, the business includes the distribution of purchased polyester film, polypropylene food trays and other food service products.

        In May 2002, we acquired substantially all of the assets and assumed certain liabilities of Decora Industries, Inc. and its operating subsidiary, Decora Incorporated (collectively, "Decora"), a New York based manufacturer and reseller of printed, plastic films, including plastic films and other consumer products sold under the Con-Tact® brand name. Our purchase of Decora's assets was approved by the United States Bankruptcy Court. The initial purchase price was approximately $18 million. The purchase price was negotiated with the creditors committee and was paid in cash using borrowings from our then existing revolving credit facility. The assets purchased consisted of one plant in Fort Edward, NY, and related equipment used by Decora primarily to print, laminate and convert films into adhesive shelf liner. We have completed the process of closing the Decora plant in Fort Edward, NY and have moved the production to our facilities in Mexico and Danville, KY. The final purchase price after adjustments totaled $23.2 million.

        In July 2001, we acquired 100% of the outstanding stock of Uniplast Holdings, Inc. ("Uniplast"), a manufacturer of multi-layer packaging films, industrial films and cast-embossed films, with operations in the United States and Canada, for an initial purchase price of approximately $56.0 million in cash and equity. In connection with the acquisition of Uniplast, we announced a plan to close three of Uniplast's six plants, move certain purchased assets to other locations and terminate certain of the sales, administration and technical employees of Uniplast. All three of these plants were closed in 2001 and sold in the first six months of 2002. The final purchase price after adjustments totaled $59.3 million.

        We may continue to make acquisitions as opportunities arise within the constraints of our indentures and new revolving credit facility.

Critical accounting policies

        In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies. These policies require management to exercise judgments that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

        Revenue recognition.    Sales revenue is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment.

        We have several rebate programs with certain of our customers and a cash discount program on accounts receivable. These costs are estimated at the time of sale and are reported as a reduction to sales revenue. Periodic adjustments are made as a part of our ongoing evaluation of all receivable related allowances.

        Accounts receivable.    We evaluate accounts receivable on a quarterly basis and review any significant customers with delinquent balances to determine future collectibility. We base our determinations on legal issues (such as bankruptcy status), past history, current financial and credit agency reports, and the experience of the credit representatives. We reserve accounts that we deem to be uncollectible in the quarter in which we make the determination. We maintain additional reserves based on our historical bad debt experience. Although there is a greater risk of uncollectibility in an economic downturn, we believe, based on past history and proven credit policies, that the net accounts receivable as of December 31, 2003 are of good quality.

        Goodwill and other identifiable intangible assets.    Goodwill associated with the excess purchase price over the fair value of assets acquired is currently not amortized. We have determined that certain of our trademarks have indefinite lives, and thus they are not amortized. This is in accordance with Statement of Financial Accounting Standards No. 142 effective for fiscal years beginning after December 15, 2001. Goodwill and trademarks are currently tested annually for impairment or more frequently if circumstances indicate that they may be impaired. Other identifiable intangible assets, such as customer lists, and other intangible assets are currently amortized on the straight-line method over their estimated useful lives. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be less than the undiscounted cash flows.

        Retirement plans.    We value retirement plan assets and liabilities based on assumptions and actuarial valuations. Assumptions for the retirement plans are subject to the occurrence of future events, which are out of our control and could differ materially from the amounts currently reported.

        Insurance.    Our insurance for workers' compensation and employee-related health care benefits are covered using high deductible insurance policies. A third-party administrator is used to process such claims. We require all workers' compensation claims to be reported within 24 hours. As a result, we accrue our workers' compensation liability based upon the claim reserves established by the third-party administrator each month. Our employee health insurance benefit liability is based on our historical claims experience rate. Our earnings would be impacted to the extent actual claims vary from historical experience. We review our accruals associated with the exposure to these liabilities for adequacy at the end of each reporting period.

        Inventory reserves.    Each quarter we review our inventory and identify slow moving and obsolete items. Thereafter, we create allowances and reserves based on the realizable value of specific inventory items.

        Fixed asset impairments.    We review our fixed assets at each manufacturing facility as a group of assets with a combined cash flow. Any difference between the future cash flows and the carrying value of the asset grouping is recorded as a fixed asset impairment. In addition, we periodically review any idle production lines within a manufacturing facility to determine if the assets need to be disposed of.

        Deferred taxes.    We record deferred tax assets and liabilities for the differences in the carrying amounts of assets and liabilities for financial and tax reporting purposes. Deferred tax assets include amounts for net operating loss, foreign tax credit and alternative minimum tax credit carry forwards. Valuation allowances are recorded for amounts that management believes are not recoverable in future periods.

Recent accounting pronouncements

        In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of Statement No. 145, gains and losses on the extinguishment of debt will no longer be classified as an extraordinary item and any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Accounting Principles Board Opinion 30 for classification as an extraordinary item shall be reclassified. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. We adopted this Statement on January 1, 2003 and reclassified amounts related to the extinguishment of debt in 2000 that were previously reported as an extraordinary item in the consolidated financial statements.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The primary difference between this Statement and Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. We adopted this Statement on January 1, 2003. This Statement did not have any impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard is effective for financial instruments entered into or modified after May 31, 2003. Through the implementation of SFAS No. 150, we will classify our redeemable preferred stock as a liability and the corresponding dividends as interest expense beginning January 1, 2004. The preferred stock balance at December 31, 2003 was $188.2 million and the quarterly dividends in the first quarter of 2004 were approximately $6.6 million.

Results of operations

        The following table sets forth the amount of certain statement of operations items and such amounts as a percentage of net sales, for the periods indicated.

(Dollars in millions)	2003		2002		2001
Net sales	$929.4	100.0%	$879.2	100.0%	$840.4	100.0%
Cost of sales	793.5	85.4%	714.5	81.3%	665.1	79.2%

Gross profit	135.9	14.6%	164.7	18.7%	175.3	20.8%
Operating expenses before restructuring and other costs, goodwill and asset impairment costs	103.3	11.1%	93.5	10.6%	105.7	12.6%
Restructuring and other costs	13.8	1.5%	34.5	3.9%	(4.6)	(0.6)%
Impairment of goodwill and intangible assets	26.4	2.9%	8.6	1.0%	—	—
Impairment of fixed assets	4.8	0.5%	—	—	—	—

Total operating expenses	148.3	16.0%	136.6	15.5%	101.1	12.0%

Operating (loss) income	$(12.4)	(1.4)%	$28.1	3.2%	$74.2	8.8%

Year ended December 31, 2003 compared with the year ended December 31, 2002

        Net sales.    Net sales increased by $50.2 million, or 5.7%, to $929.4 million for the year ended December 31, 2003 from $879.2 million for the year ended December 31, 2002. The increase was primarily due to an 8.3% increase in average selling prices and an additional 4 1/2 months of sales from our Pliant Solutions business, which was acquired in May 2002. The increase in net sales was partially offset by a 2.9% decrease in sales volume, excluding our Pliant Solutions business. Our average selling prices increased primarily due to increases in our raw material costs. See "Operating segment review" below for a detailed discussion of sales volumes and selling prices by segment and division.

        Gross profit.    Gross profit decreased by $28.8 million, or 17.5%, to $135.9 million for the year ended December 31, 2003, from $164.7 million for the year ended December 31, 2002. This decrease was primarily due to lower profits from our Pliant Solutions segment, lower aggregate sales volumes and lower margins in certain segments. See "Operating segment review" below for a detailed discussion of the sales volumes and margins by segment.

        Total operating expenses before restructuring and other costs.    Total operating expenses before restructuring and other costs increased $9.8 million, or 10.5%, to $103.3 million for the year ended December 31, 2003 from $93.5 million for the year ended December 31, 2002. This increase was principally due to severance costs of $1.1 million related to recent organizational changes, increased lease expenses resulting from a sale-leaseback of equipment we entered into during the third quarter of 2002, as well as increases in legal, consulting, and commissions expense. The increase in total operating expenses was partially offset by a general decrease in sales and administrative costs. In addition, we recorded a provision for litigation of $7.2 million in 2003.

        Restructuring and other costs.    Restructuring and other costs were $13.8 million for the year ended December 31, 2003 as compared to $34.5 million for the year ended December 31, 2002. The costs for the year ended December 31, 2003 included $2.0 million for fixed asset impairment charges related to the partial closure of our facility in Shelbyville, IN, $0.7 million related to the closure of our facility in Brazil consisting primarily of fixed asset impairment charges, $2.6 million related to the closure and transfer of the production from our facility in Fort Edward, NY to our facilities in Mexico and Danville, KY, $1.4 million related to the consolidation of two plants in Mexico, $2.6 million related to the closure and transfer of production from our Merced, CA facility, and other costs related to the closure of our Shelbyville, IN facility. In addition, during 2003 we accrued the present value of future lease payments on three buildings we do not currently occupy in an amount equal to $3.3 million. We also closed our office in Singapore in the fourth quarter of 2003. Restructuring and other costs for 2002 reflect approximately $13.2 million related to the partial closure of our Shelbyville, IN facility (including non-cash charges of $12.2 million related to impaired assets), $3.7 million related to the closure of our Merced, CA facility (including non-cash charges of $0.7 million related to impaired assets), $3.9 million related to costs associated with moving production lines purchased in the Uniplast acquisition, approximately $7.4 million related to severance costs related to several company-wide workforce reduction programs implemented in 2002, approximately $2.3 million related to costs associated with moving production equipment from our Fort Edward, NY facility to our Mexico facility (including the costs associated with the closure of the Fort Edward plant acquired in the Decora acquisition), a non-cash charge of $1.0 million related to the impairment of certain manufacturing assets in our U.S. plants and approximately $3.0 million related to other costs associated with re-alignment of production resources at several other plants. See Note 3 to the consolidated financial statements included elsewhere in this report.

        Impairment of goodwill and intangible assets.    These charges reflect $18.2 million for the impairment of goodwill in our International segment, $3.7 million for the impairment of goodwill in our Solutions segment, and $4.5 million for the impairment of a trademark in our Solutions segment.

        Impairment of fixed assets.    These charges reflect costs associated with abandoning production lines and related equipment with carrying values of $2.3 million in the Flexible segment, $1.2 million in the Pliant U.S. segment and $1.3 million in the International segment.

        Operating income (loss).    Operating income decreased by $40.5 million to an operating loss of $(12.4) million for the year ended December 31, 2003 from $28.1 million for the year ended December 31, 2002, due to the factors discussed above.

        Interest expense.    Interest expense increased $21.1 million, or 28%, to $96.4 million for 2003 from $75.3 million for 2002. The increase in interest expense resulted from higher interest costs from the issuance of $100 million of subordinated debt in April 2002 and $250 million of Senior Secured Notes in May 2003. In addition, interest expense for 2003 included a $5.3 million charge in the second quarter of 2003 for previously capitalized financing fees written-off as a result of the repayment of a portion of our credit facilities from the proceeds of the 11 1/8% Senior Secured Notes.

        Other income (expense).    Other expense was $(0.3) million for the year ended December 31, 2003, as compared to other income of $2.3 million for the year ended December 31, 2002. Other expense for 2003 included $1.4 million for losses on disposal of real property, $0.2 million currency gain, $0.2 million of royalty income, $0.2 million of rental income, and other less significant items. Other income for 2002 included $0.7 million related to a settlement with a customer in our Pliant International segment and other less significant items.

        Income tax expense (benefit).    In 2003 our income tax expense was $5.2 million, compared to an income tax benefit of $1.5 million in 2002. These amounts represent effective tax rates of 4.8% and (3.3%) for the years ended December 31, 2003 and 2002, respectively. The fluctuation in income tax expense and benefit relates primarily to the provision for valuation allowances for the years presented. The fluctuation in the effective tax rate is principally the result of foreign tax rate differences, the provision for valuation allowances and the write-off of goodwill. These differences increase the effective tax rate in years in which we have pretax profit and decrease our effective tax rate in years in which we have pretax loss. Pretax loss in 2003 was $109.1 million as compared to a pretax loss of $44.9 million in 2002. As of December 31, 2003, our deferred tax assets totaled approximately $105.8 million, of which $78.3 million related to net operating loss carry forwards. Our deferred tax liabilities totaled approximately $84.5 million. Due to uncertainty regarding the timing of the future reversals of existing deferred tax liabilities we have recorded a valuation allowance of approximately $36.1 million to offset the deferred tax asset relating to the net operating loss carry forwards. Due to uncertainty regarding the realization of our foreign tax credit carry forwards, we have recorded a valuation allowance of approximately $3.6 million to offset all of our foreign tax credit carry forwards.

Year ended December 31, 2002 compared with the year ended December 31, 2001

        Net sales.    Net sales increased by $38.8 million, or 4.6%, to $879.2 million for 2002 from $840.4 million for 2001. An increase in sales volume of 7.2% was partially offset by a decrease in selling prices of 2.4 cents per pound, or 2.4%. See "Operating segment review" below for a detailed discussion of sales volumes and selling prices by segment and division.

        Gross profit.    Gross profit decreased by $10.6 million, or 6.0%, to $164.7 million for 2002 from $175.3 million for 2001. This decrease was primarily due to lower margins, partially offset by the effect of higher sales volumes. See "Operating segment review" below for a detailed discussion of the margin variances by segment.

        Total operating expenses before restructuring and other costs.    Operating expenses before restructuring and other costs decreased $12.2 million, or 11.5%, to $93.5 million for 2002 from $105.7 million for 2001. This decrease was due primarily to stock based compensation expenses of $7.0 million in 2001, and reductions in operating expenses due to cost reduction programs implemented in 2002. In addition, expenses for 2001 included $6.0 million related to fees and expenses incurred in connection with a company-wide supply chain cost initiative. These decreases were partially offset by additional selling and general expenses of $5.9 million related to the Decora acquisition (the Pliant Solutions segment) and a $2.6 million charge for bad debts in 2002.

        Restructuring and other costs.    Restructuring and other costs increased to $34.5 million for 2002 from a credit of $4.6 million in 2001. Restructuring and other costs for 2002 reflect approximately $13.2 million related to the partial closure of our Shelbyville, IN facility (including non-cash charges of $12.2 million related to impaired assets), $3.7 million related to the closure of our Merced, CA facility (including non-cash charges of $0.7 million related to impaired assets), $3.9 million related to costs associated with moving production lines purchased in the Uniplast acquisition, approximately $7.4 million related to severance costs related to several company-wide workforce reduction programs implemented in 2002, approximately $2.3 million related to costs associated with moving production equipment from our Fort Edward, NY facility to our Mexico facility (including the costs associated with the closure of the Fort Edward plant acquired in the Decora acquisition), a non-cash charge of $1.0 million related to the impairment of certain manufacturing assets in our U.S. plants and approximately $3.0 million related to other costs associated with re-alignment of production resources at several other plants. See Note 3 to the consolidated financial statements included elsewhere in this report.

        Due to our decision not to proceed with the previously announced closure of our Harrington, DE plant, approximately $7.6 million of the costs accrued for plant closures in 2000 was credited to plant closing costs in 2001. This credit was partially offset by $3.0 million of plant closing costs incurred during the fourth quarter of 2001, related primarily to the relocation of production lines as a result of the Uniplast acquisition.

        Impairment of goodwill and intangible assets.    This charge reflects $8.6 million for the impairment of goodwill in our International segment.

        Operating income.    Operating income decreased $46.1 million, to $28.1 million for 2002 from $74.2 million for 2001 for the reasons discussed above.

        Interest expense.    Interest expense decreased $0.7 million, or 1%, to $75.3 million for 2002 from $76.0 million for 2001. The decrease in interest expense, which resulted from lower outstanding term loans, due to repayments, and lower interest rates applicable to our term debt and revolving credit facilities, due to a decrease in LIBOR, was partially offset by higher interest costs from the issuance of an additional $100 million of subordinated debt in April 2002.

        Other income (expense).    Other income decreased $4.2 million to $2.3 million in 2002 from $6.5 million for 2001. The decrease reflects an amount of other income for the 2001 period that was primarily due to the proceeds and assets received from a settlement with a potential customer in the second quarter of 2001.

        Income tax expense (benefit).    In 2002 our income tax benefit was $1.5 million, compared to an income tax expense of $6.8 million in 2001. These amounts represent effective tax rates of (3.3)% and 143.8% for the years ended December 31, 2002 and 2001, respectively. The fluctuation in income tax expense (benefit) relates primarily to the fluctuation in our income (loss) before income taxes for the years presented. The fluctuation in the effective tax rate is principally the result of foreign tax rate differences, the provision for valuation allowances and the amortization of goodwill in 2001. These differences increase the effective tax rate in years in which we have pretax profit and decrease our effective tax rate in years in which we have pretax loss. Pretax loss in 2002 was $44.9 million as compared to pretax income of $4.7 million in 2001. As of December 31, 2002, our deferred tax assets totaled approximately $79.1 million, of which $46.2 million related to net operating loss carry forwards. Our deferred tax liabilities totaled approximately $84.0 million. Due to uncertainty regarding the timing of the future reversals of existing deferred tax liabilities we have recorded a valuation allowance of approximately $3.8 million to offset the deferred tax asset relating to the net operating loss carry forwards. Due to uncertainty regarding the realization of our foreign tax credit carry forwards, we have recorded a valuation allowance of approximately $7.0 million to offset all of our foreign tax credit carry forwards.

Liquidity and capital resources

Sources of capital

        Our principal sources of funds are cash generated by our operations and borrowings under our new revolving credit facility. In addition, we have raised funds through the issuance of our 13% Senior Subordinated Notes due 2010, 11 1/8% Senior Secured Notes due 2009, 11 1/8% Senior Secured Discount Notes due 2009 and the sale of shares of our preferred stock.

        All of the term debt and revolver under the credit facilities that existed at December 31, 2003 had been at variable rates of interest, so payment of the term loans with the proceeds of our 11 1/8% Senior Secured Discount Notes and borrowings under our new revolving credit facility substantially reduced our exposure to interest rate risk. Although our new $100 million revolving credit facility is at a variable rate of interest, there are substantially fewer financial covenants than our credit facilities that existed at December 31, 2003, which will substantially reduce our exposure to covenant default risk. While the effective interest rate on the Senior Secured Discount Notes is higher than the term loans retired from the proceeds of the February 2004 offering, we will realize greater short-term liquidity and flexibility in our debt structure resulting from the elimination of a number of the financial and other covenants in our prior credit facilities and the deferral of cash interest requirements during the period in which the Senior Secured Discount Notes accrete.

Prior credit facilities

        As of December 31, 2003, our credit facilities consisted of: tranche A term loans in an aggregate principal amount of $9.6 million outstanding; Mexico term loans in an aggregate principal amount of $24.2 million outstanding; tranche B term loans in an aggregate principal amount of $185.8 million outstanding; and a revolving credit facility in an aggregate principal amount of up to $100 million (excluding $6.7 million of outstanding letters of credit).

New Revolving Credit Facility

        On February 17, 2004, we paid off and terminated our then existing credit facilities and entered into a new revolving credit facility providing up to $100 million (subject to a borrowing base). The new revolving credit facility includes a $15 million letter of credit subfacility, with letters of credit reducing availability under our revolving credit facility.

        The new revolving credit facility is secured by a first priority security interest in substantially all inventory, receivables, deposit accounts, 100% of capital stock of, or other equity interests in existing and future domestic subsidiaries and foreign subsidiaries that are guarantors of the Senior Secured Discount Notes, and 65% of the capital stock of, or other equity interests in existing and future first-tier foreign subsidiaries, investment property and certain other assets of the Company and the note guarantors (the "Second Priority Collateral"), and a second priority security interest in our real property, fixtures, equipment, intellectual property and other assets (the "First Priority Collateral").

        The new revolving credit facility matures on February 17, 2009. The Company is subject to periodic reporting of a borrowing base consisting of eligible accounts receivable and eligible inventory. The interest rates will be at LIBOR plus 2.5% to 2.75% or ABR plus 1.5% to 1.75%.

        The borrowings under the new revolving credit facility may be limited at any given time to 75% of the lesser of the total commitment at such time and the borrowing base in effect at such time if the fixed coverage ratio defined in the new revolving credit facility is less than or equal to 1.10 to 1.00.

Issuance of 11 1/8% Senior Secured Discount Notes due 2009

        On February 17, 2004 we completed the sale of $306.0 million principal amount at maturity (gross proceeds of $225.3 million) of 11 1/8% Senior Secured Discount Notes due 2009. The proceeds of the offering and borrowings under the new revolving credit facility (discussed above) were used to repay and terminate the credit facilities that existed at December 31, 2003.

        The Senior Secured Discount Notes are secured by a first priority security interest in the First Priority Collateral and a second priority security interest in the Second Priority Collateral. The Senior Secured Discount Notes are guaranteed by our existing and future domestic restricted subsidiaries and certain foreign subsidiaries.

        Unless we elect to pay cash interest as described below, and except under certain limited circumstances the Senior Secured Discount Notes will accrete from the date of issuance at the rate of 11 1/8% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per note ($306.0 million in the aggregate assuming no redemption or other repayments). Commencing on December 15, 2006, interest on the Senior Secured Discount Notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semiannually on June 15 and December 15, commencing on June 15, 2007.

        On any interest payment date prior to December 15, 2006, we may elect to commence paying cash interest (from and after such interest payment date) in which case (i) we will be obligated to pay cash interest on each subsequent interest payment date, (ii) the notes will cease to accrete after such interest payment date and (iii) the outstanding principal amount at the stated maturity of each note will equal the accreted value of such note as of such interest payment date.

        On or after June 15, 2007, we may redeem some or all of the Senior Secured Discount Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest: 105.563% if redeemed prior to June 15, 2008; 102.781% if redeemed prior to June 15,

2009; and 100% if redeemed on or after June 15, 2009. Prior to such date, we may not redeem the notes except as described in the following paragraph.

        At any time prior to June 15, 2007, we may redeem up to 35% of the accreted value of the Senior Secured Discount Notes with the net cash proceeds of certain equity offerings by us at a redemption price equal to 111.125% of the accreted value thereof plus accrued interest, so long as (i) at least 65% of the accreted value of the notes remains outstanding after such redemption and (ii) any such redemption by us is made within 120 days after such equity offering.

11 1/8% Senior Secured Notes due 2009

        On May 30, 2003, we completed the sale of $250 million aggregate principal amount of our 11 1/8% Senior Secured Notes due 2009. The 11 1/8% Senior Secured Notes due 2009 mature on September 1, 2009, and interest is payable on March 1 and September 1 of each year. The net proceeds from the sale of the 11 1/8% Senior Secured Notes due 2009 were used to repay borrowings under our then existing credit facilities in accordance with an amendment to our then existing credit facilities. The 11 1/8% Senior Secured Notes due 2009 rank equally with our existing and future senior debt and rank senior to our existing and future subordinated indebtedness, including the 13% Senior Subordinated Notes due 2010. The 11 1/8% Senior Secured Notes due 2009 are secured, on a second-priority basis, by a substantial portion of our assets. Due to this second-priority status, the 11 1/8% Senior Secured Notes due 2009 effectively rank junior to our obligations secured by a first-priority lien on the collateral securing the 11 1/8% Senior Secured Notes due 2009 to the extent of the value of such collateral. These obligations secured by first-priority liens include our new revolving credit facility with respect to Second-Priority Collateral and the Senior Secured Discount Notes with respect to First-Priority Collateral. In addition, the 11 1/8% Senior Secured Notes due 2009 effectively rank junior to any of our obligations that are secured by a lien on assets that are not part of the collateral securing the 11 1/8% Senior Secured Notes due 2009, to the extent of the value of such assets. The 11 1/8% Senior Secured Notes due 2009 are guaranteed by some of our subsidiaries.

        Prior to June 1, 2007, we may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 11 1/8% Senior Secured Notes due 2009 with the net cash proceeds of one or more equity offerings by us at a redemption price equal to 111.125% of the principal amount thereof, plus accrued and unpaid interest. Otherwise, we may not redeem the 11 1/8% Senior Secured Notes due 2009 prior to June 1, 2007. On or after that date, we may redeem some or all of the 11 1/8% Senior Secured Notes due 2009 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest: 105.563% if redeemed prior to June 1, 2008; 102.781% if redeemed prior to June 1, 2009; and 100% if redeemed on or after June 1, 2009.

13% Senior Subordinated Notes due 2010

        In 2000, we issued $220 million aggregate principal amount of 13% Senior Subordinated Notes due 2010. In 2002, we issued an additional $100 million of 13% Senior Subordinated Notes due 2010. The 13% Senior Subordinated Notes due 2010 mature on June 1, 2010, and interest on the 13% Senior Subordinated Notes due 2010 is payable on June 1 and December 1 of each year. The 13% Senior Subordinated Notes due 2010 are subordinated to all of our existing and future senior debt, rank equally with any future senior subordinated debt, and rank senior to any future subordinated debt. The 13% Senior Subordinated Notes due 2010 are guaranteed by some of our subsidiaries. The 13% Senior Subordinated Notes due 2010 are unsecured. We may not redeem the 13% Senior Subordinated Notes due 2010 prior to June 1, 2005. On or after that date, we may redeem the 13% Senior Subordinated Notes due 2010, in whole or in part, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest: 106.5% if redeemed prior to June 1, 2006;

104.333% if redeemed prior to June 1, 2007; 102.167% if redeemed prior to June 1, 2008; and 100% if redeemed on or after June 1, 2008.

Preferred stock

        We have approximately $188.2 million of Series A Cumulative Exchangeable Redeemable Preferred Stock outstanding. The Series A preferred stock accrues dividends at the rate of 14% per annum; however, our board of directors has never declared or paid any dividends on the Series A preferred stock. Unpaid dividends accumulate and are added to the liquidation amount of the Series A preferred stock. After May 31, 2005 the annual dividend rate increases to 16% unless we pay dividends in cash. The dividend rate also increases to 16% if we fail to comply with certain of our obligations or upon certain events of bankruptcy. The Series A preferred stock is mandatorily redeemable on May 31, 2011. See Note 10 to the consolidated financial statements included elsewhere in this report.

Net cash used in operating activities

        Net cash used in operating activities was $26.6 million for the year ended December 31, 2003, compared to net cash provided by operations of $43.6 million for the same period in 2002, a difference of $70.2 million. This was largely due to a decrease in operating results and changes in working capital items, principally a significant decrease in accounts payable partially offset by decreases in accounts receivable and inventories. Accounts payable decreased principally due to revised payment terms with our raw material suppliers due to the increased liquidity as a result of the May 2003 refinancing.

Net cash used in investing activities

        Net cash used in investing activities was $19.4 million for the year ended December 31, 2003, as compared to $55.2 million for the same period in 2002. Capital expenditures in 2003 were principally for ongoing maintenance. Capital expenditures in 2002 were primarily for expansion projects as well as ongoing maintenance costs. In addition, net cash used in investing activities for the year ended December 31, 2002 included $23.2 million for the purchase of the Decora business and $1.5 million for the purchase of Roll-O-Sheets. In addition, in 2002 we received $15.0 million of sales proceeds through a sale and lease-back transaction and $3.6 million from the sale of land and buildings.

Net cash provided by financing activities

        Net cash provided by financing activities was $46.0 million for the year ended December 31, 2003, as compared to net cash provided by financing activities of $12.4 million for the year ended December 31, 2002. As a condition to the effectiveness of the March 2003 amendment to our then existing credit facilities, J.P. Morgan Partners agreed to purchase Series A preferred stock and warrants for $10 million. The activity for 2003 includes the net proceeds from the issuance of such $10 million of Series A preferred stock and warrants, the net proceeds from the issuance of $250 million principal amount of Senior Secured Notes in May 2003, and the use of these proceeds to repay term debt. In addition, we paid $10.5 million in financing fees for a related amendment to our then existing credit facilities and the issuance of the Series A preferred stock and warrants. The activity for both periods also includes scheduled principal payments on our term loans and borrowings and repayments under our then existing revolving credit facility.

        As of December 31, 2003, we had approximately $70.7 million of working capital, approximately $88.0 million available for borrowings under our then existing revolving credit facility, with no outstanding borrowings under that facility, and approximately $6.7 million in letters of credit issued under our then existing revolving credit facility. Our outstanding borrowings under our then existing revolving credit facility fluctuated significantly during each quarter as a result of the timing of payments for raw materials, capital and interest, as well as the timing of customer collections. See "Sources of Capital" above for a discussion of the refinancing done in February 2004.

        As of December 31, 2003, we had approximately $3.3 million in cash and cash equivalents. A portion of this amount was held by our foreign subsidiaries. Repatriation tax rates may limit our ability to access cash and cash equivalents generated by our foreign operations for use in our U.S. operations, including to pay principal and interest on outstanding borrowings.

        Our total capital expenditures in 2003, 2002 and 2001 were approximately $19.4 million, $49.2 million, and $56.4 million, respectively. We currently estimate that our total capital expenditures will be approximately $30 million in 2004. These expenditures will consist of ongoing maintenance of business projects, productivity improvement projects and minor expansion of business and growth projects. Of this amount, approximately $12 million will be spent on maintenance of business capital expenditures.

        Although our outstanding preferred stock accrues dividends, these dividends are only paid if declared. We do not expect to pay any dividends on our preferred stock for the foreseeable future.

        Our revolving credit facility and the indentures relating to the Senior Secured Discount Notes, 11 1/8% Senior Secured Notes due 2009 and the 13% Senior Subordinated Notes due 2010 impose certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, grant liens, sell our assets and engage in certain other activities.

        The interest expense and scheduled principal payments on our borrowings affect our future liquidity requirements. We expect that cash flows from operating activities and available borrowings under our new revolving credit facility of up to $100 million (excluding $6.7 million of outstanding letters of credit) will provide sufficient cash flow to operate our business, to make expected capital expenditures and to meet foreseeable liquidity requirements. However, our ability to borrow under our new revolving credit facility at any time will be subject to the borrowing base in effect at that time (which will vary depending upon the value of our accounts receivable and inventory). Our ability to make borrowings under our new revolving credit facility will also be conditioned upon our compliance with other covenants in the new credit agreement, including financial covenants that apply when our borrowings exceed certain amounts. In addition, the terms of our indentures currently limit the amount we may borrow under our new revolving credit facility.

        Changes in raw material costs can significantly affect the amount of cash provided by our operating activities, which can affect our liquidity. Over the past several months, we have experienced a period of extreme uncertainty with respect to resin supplies and prices. High crude oil and natural gas pricing, resulting in part from harsh winter weather conditions in the eastern United States, have had a significant impact on the price and supply of resins. During the same period, many major suppliers of resin have announced price increases to cover their increases in feedstock costs. During March 2004, we saw some decrease in resin prices. While the prices of our products generally fluctuate with the prices of resins, certain of our customers have contracts that limit our ability to pass the full cost of higher resin pricing through to our customers immediately. Further, competitive conditions in our industry may make it difficult for us to sufficiently increase our selling prices for all customers to reflect the full impact of increases in raw material costs. If this period of high resin pricing continues, we may be unable to pass on the entire effect of the price increases to our customers, which would adversely affect our profitability and working capital. In addition, further increases in crude oil and natural gas prices could make it difficult for us to obtain an adequate supply of resin from manufacturers affected by these factors.

        If (a) we are not able to increase prices to cover historical and future raw materials cost increases, (b) we are unable to obtain adequate supply of resin, (c) volume growth does not occur as expected, (d) the recent changes in our operating structure do not have the benefits expected, or (e) we experience any significant negative effects to our business, we may not have sufficient cash flow to operate our business, make expected capital expenditures or meet foreseeable liquidity requirements. Any such event would have a material adverse effect on our liquidity and financial condition.

        The following table sets forth our total contractual cash obligations as of December 31, 2003 after considering the issuance of the Senior Secured Discount Notes (in thousands):

	Payments Due by Period
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (including capital lease obligations)	$783,657	$1,033	$313	$265	$782,046
Operating leases	50,407	10,628	19,179	10,293	10,307
Redeemable preferred stock	188,223	—	—	—	188,223
Pension obligations	10,900	10,900	—	—	—
Raw material purchase obligations	27,700	27,700	—	—	—

Total contractual cash obligations	$1,060,887	$50,261	$19,492	$10,558	$980,576

Operating Segment Review

General

        Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. We evaluate the performance of our operating segments based on net sales (excluding intercompany sales) and segment profit. The segment profit reflects income before interest expense, income taxes, depreciation, amortization, restructuring and other costs and other non-cash charges. For more information on our operating segments, including a reconciliation of segment profit to income before taxes, see Note 14 to the consolidated financial statements included elsewhere in this report.

        We have four operating segments: Pliant U.S., Pliant Flexible Packaging, Pliant International and Pliant Solutions.

Summary for years ended December 31, 2003, 2002 and 2001

        Summary of segment information (in millions of dollars):

	Pliant U.S.	Pliant Flexible Packaging	Pliant International	Pliant Solutions	Unallocated Corporate Expenses	Total
Year ended December 31, 2003
Net sales	$568.7	$217.1	$108.7	$34.9	$—	$929.4
Segment profit (loss) (1)	88.2	30.9	6.4	(11.8)	(31.5)	82.2
Year ended December 31, 2002
Net sales	$535.6	$207.0	$108.3	$28.3	$—	$879.2
Segment profit (loss) (1)	85.5	32.5	15.6	2.7	(14.7)	121.6
Year ended December 31, 2001
Net sales	$530.8	$205.3	$104.3	$—	$—	$840.4
Segment profit (loss) (1)	97.9	38.6	19.4	—	(14.1)	141.8

(1)
See Note 14 to the consolidated financial statements included elsewhere in this prospectus for a reconciliation of segment profit to income before taxes.

Year ended December 31, 2003 compared to the year ended December 31, 2002

Pliant U.S.

        Net sales.    The net sales of our Pliant U.S. segment increased $33.1 million, or 6.2% to $568.7 million for the year ended December 31, 2003 from $535.6 million for 2002. This increase was primarily due to a 9.0% increase in our average selling prices, primarily due to the pass-through of raw material price increases, partially offset by a decrease in sales volumes of 2.6%. The change in sales volumes is discussed for each Pliant U.S. division below.

        Net sales in our Industrial Films division increased $24.7 million, or 15.6%, to $183.4 million for the year ended December 31, 2003 from $158.7 million for 2002. This increase was principally due to an increase in our average selling prices of 14.7%, principally due to the pass-through of raw material price increases, and offset by a 0.1% decrease in our sales volumes. Net sales in our Specialty Films division increased $23.1 million, or 14.8%, to $179.0 million for the year ended December 31, 2003 from $155.9 million for 2002. This increase was principally due to an increase in our sales volume of 11.3% and an increase in our average selling prices of 2.9%. The increase in sales volume was primarily the result of incremental sales from a new film line at our Washington, GA plant and the transfer of business from our Converter Films division. Excluding the transfer of business from our Converter Films division, sales volume of our Specialty Films division increased 6.0% for the year ended December 31, 2003 as compared to 2002. Average selling prices increased due to the pass-through of raw material price increases and improvements in our sales mix. Net sales in our Converter Films division decreased $14.7 million, or 6.6%, to $206.3 million for the year ended December 31, 2003 from $221.0 million for 2002. This decrease was principally due to a decrease in our sales volume of 13.7%, partially offset by an increase in our average selling prices of 9.0% principally due to the pass-through of raw material price increases. The sales volumes decreased primarily as a result of the slowdown in the economy and the transfer of business to our Specialty Films division. Excluding the transfer of business to the Specialty Films division, sales volume of the Converter Films division decreased 2.6% for the year ended December 31, 2003 as compared to 2002.

        Segment profit.    The Pliant U.S. segment profit was $88.2 million for the year ended December 31, 2003, as compared to $85.5 million for the same period in 2002. This increase was principally due to a decrease in selling, general and administrative costs partially offset by the effect of lower sales volumes discussed above. The affect of the increase in selling prices was almost entirely offset by the increase in raw material prices, except in the Specialty Films business. In the Specialty Films division, incremental volumes at lower margins and the competitive environment in the personal care business resulted in less than complete recovery of the increase in raw material prices.

Pliant Flexible Packaging

        Net sales.    The net sales of our Pliant Flexible Packaging segment increased $10.1 million, or 4.9%, to $217.1 million for the year ended December 31, 2003 from $207.0 million for 2002. This increase was principally due to an increase in our sales volumes of 0.1%, and an increase in our average selling prices of 4.8%.

        Segment profit.    The Pliant Flexible Packaging segment profit decreased $1.6 million, to $30.9 million for the year ended December 31, 2003 from $32.5 million for 2002. This decrease in segment profit was primarily due to the effect of lower gross margins and higher selling, general and administrative expenses.

Pliant International

        Net sales.    The net sales of our Pliant International segment increased $0.4 million, or 0.4%, to $108.7 million for the year ended December 31, 2003 from $108.3 million for 2002. This increase was principally due to an increase in our average selling prices of 10.1% partially offset by a decrease in our sales volume of 8.8%. Among other factors, our sales volumes were adversely affected by a reduction in sales of personal care films sold by our operation in Mexico. Average selling prices increased due to the pass-through of raw material price increases.

        Segment profit.    The Pliant International segment profit decreased $9.2 million to $6.4 million for the year ended December 31, 2003 from $15.6 million for 2002. The decrease was due principally to the decrease in sales volumes discussed above and a decrease in gross margins. The decrease in gross margins was principally due to higher conversion costs primarily at our facility in Mexico.

Pliant Solutions

        Our Pliant Solutions segment was created following the Decora acquisition in May 2002. Therefore, a detailed discussion of results of operations for this segment for 2003 as compared to 2002 is not presented.

        Pliant Solutions had net sales of $34.9 million and a segment loss of $11.8 million for the year ended December 31, 2003. Pliant Solutions had net sales of $28.3 million and a segment profit of $2.7 million for the 7 1/2 months ended December 31, 2002. Operations in this segment were adversely affected by higher production costs due to the transition from Fort Edward, New York to Mexico City, Mexico and Danville, Kentucky and a change in the sales mix to lower margin products.

Unallocated Corporate Expense

        Unallocated corporate expenses increased $16.8 million to $31.5 million for the year ended December 31, 2003 from $14.7 million for 2002. This increase was principally due to an accrual of $7.2 million for the estimated costs of litigation as discussed in Note 12 to the consolidated financial statements, $1.1 million of severance costs related to recent organizational changes, increased lease expenses based on a sale-leaseback of equipment we entered into at the end of the third quarter of 2002, as well as increases in legal and consulting expenses.

Year ended December 31, 2002 compared with the year ended December 31, 2001

Pliant U.S.

        Net sales.    The net sales of our Pliant U.S. segment increased $4.8 million, or 0.9%, to $535.6 million for 2002 from $530.8 million for 2001. This increase was primarily due to a 4.3% increase in our sales volumes, partially offset by a decrease in our average selling prices of 3.0 cents per pound, or 3.3%. The increase in sales volumes is discussed for each Pliant U.S. division, below, and the decrease in our average selling prices is discussed under "Segment profit," below.

        Net sales in our Industrial Films division decreased $2.8 million, or 1.7%, to $158.7 million for 2002 from $161.5 million for 2001. This decrease was principally due to a decrease in our average selling prices of 5.2 cents per pound, or 6.8%, partially offset by a 5.4% increase in sales volumes. The increase in sales volume was primarily the result of incremental sales from new stretch film production lines at our Lewisburg plant. Net sales in our Specialty Films division decreased $2.8 million, or 1.8%, to $155.9 million for 2002 from $158.7 million for 2001. This decrease was principally due to a decrease in our average selling prices of 4.3 cents per pound, or 4.0%, partially offset by a 0.3% increase in sales volumes. Net sales in our Converter Films division increased $10.4 million, or 4.9%, to $221.0 million for 2002 from $210.6 million for 2001. This increase was principally due to an increase in our sales volumes of 6.0%, primarily as a result of the Uniplast acquisition in July 2001, partially offset by a decrease in our average selling prices of 1.0 cent per pound, or 1.0%.

        Segment profit.    The Pliant U.S. segment profit decreased $12.4 million, or 12.7%, to $85.5 million for 2002 from $97.9 million for 2001, primarily due to a decrease in gross margins. The decrease in gross margins was principally a result of lower selling prices, partially offset by the effect of the increase in sales volumes discussed above.

        Our average raw material costs for 2002 as a whole were comparable to average raw material costs in 2001. However, there was a significant fluctuation in raw material costs during the two year period. Raw material costs were relatively high at the beginning of 2001 and declined throughout 2001 and the first quarter of 2002. Raw material costs sharply increased throughout the second and third quarters of 2002. As raw material costs declined in 2001, our average selling prices also declined to reflect lower raw material costs partially offset by a lag of contractual selling prices. As raw material costs began to sharply increase, lagging contractual prices and a competitive pricing environment resulted in a compression between our average selling prices and average raw material costs. The lagging contractual prices were the result of specific agreements with certain customers that in some cases delayed the implementation of price increases and decreases as raw material costs changed. As a result of these factors, our average selling prices continued to remain low during the second half of 2002 while our average raw material costs increased. A change in our sales mix toward lower margin products, in part resulting from the slowdown in the economy, also contributed to a decrease in our average selling prices. Segment profit was also adversely affected by a $2.6 million charge related to bad debts.

Pliant Flexible Packaging

        Net sales.    Net sales of our Flexible Packaging segment increased $1.7 million, or 0.8%, to $207.0 million for 2002 from $205.3 million for 2001. This increase was principally due to an increase in our sales volumes of 7.1%, primarily due to incremental sales from a new printing press, partially offset by a decrease in our average selling prices of 8.9 cents per pound, or 5.9%.

        Segment Profit.    The Pliant Flexible Packaging segment profit decreased $6.1 million, or 15.8%, to $32.5 million for 2002 from $38.6 million for 2001, primarily due to a decrease in gross margins. The decrease in gross margins was principally a result of lower selling prices, partially offset by the effect of the increase in sales volumes discussed above. See "Pliant U.S. Segment profit" above for a discussion on the effect of raw material prices on segment profits.

Pliant International

        Net sales.    The net sales of our Pliant International segment increased $4.0 million, or 3.8%, to $108.3 million for 2002 from $104.3 million for 2001. This increase was principally due to a 13.9% increase in our sales volume, primarily due to the Uniplast acquisition in July 2001, partially offset by a decrease in our average selling prices of 9 cents per pound, or 8.9%. Among other factors, our average selling prices were adversely affected by a reduction in sales of our higher value personal care film sold in Mexico and Argentina, each of which has experienced economic turmoil.

        Segment profit.    The Pliant International segment profit decreased $3.8 million, or 19.6%, to $15.6 million for 2002 from $19.4 million for 2001. The decrease was due principally to lower gross margins as a result of lower selling prices as discussed above.

Pliant Solutions

        Our Pliant Solutions segment was created in 2002 following the Decora acquisition. Therefore, a discussion of results of operations for this segment as compared to 2001 is not presented. Pliant Solutions had net sales of $28.3 million and segment profit of $2.7 million from the date of acquisition in May 2002 to December 31, 2002.

Unallocated Corporate Expenses

        Unallocated corporate expenses increased $0.6 million, or 4.3%, to $14.7 million for 2002 from $14.1 million for 2001.

Other developments

        For a discussion of material litigation in which we are involved, see "Legal Proceedings."

        On September 26, 2003, we entered into retention bonus agreements with each of Stanley B. Bikulege and Len Azzaro whereby we agreed to pay a retention bonus equal to $1,000,000 to each if he is continuously employed by the Company from the date of the agreement through and including September 30, 2005. Len Azzaro resigned on February 15, 2004. An agreed upon severance payment of $0.6 million was made to Mr. Azzaro. Stan Bikulege resigned on March 12, 2004. We have not agreed to pay any severance compensation to Mr. Bikulege.

        In August 2003, we entered into a separation agreement with Elise H. Scroggs, our former Executive Vice President and President of Pliant International, who resigned in that month. Under the terms of the separation agreement, Ms. Scroggs is entitled to severance pay equal to approximately $247,000, payable in installments, and other benefits under our severance plan for non-union employees.

        On September 8, 2003, we entered into a separation agreement with Jack E. Knott, III, our former Chief Executive Officer. As of the date of the separation agreement, Mr. Knott owned 232 shares of our common stock, 6,458 performance-vesting shares (of which 1,291 had vested), 1,292 time-vested shares, options to purchase 8,902 shares of our common stock and 229 shares of our preferred stock. Pursuant to the terms of the severance agreement, and in addition to the benefits payable to Mr. Knott following a termination without cause under the terms of his employment agreement with us, we agreed: to extend the termination date of his right to exercise his options to acquire 8,902 shares of common stock until August 22, 2005; not to exercise our rights to redeem the common stock, vested performance vesting shares, time-vested shares and preferred stock owned by him until the earlier of a transaction constituting a sale of us or August 22, 2005; and to pay him a cash payment of $50,000.

        All of Mr. Knott's time-vested shares and 1,291 of Mr. Knott's performance-vesting shares had vested as of the date of the separation agreement. In accordance with the terms of Mr. Knott's restricted stock purchase agreement, we repurchased and cancelled Mr. Knott's 5,167 unvested shares. The repurchase price therefore was offset against the outstanding principal and interest of the secured promissory note issued by Mr. Knott to us on May 31, 2000. Following the repurchase of such unvested shares, the principal outstanding under Mr. Knott's promissory note was $1,402,268.

        In connection with Mr. Knott's termination without cause as Chief Executive Officer, Edward A. Lapekas was appointed as our interim Chief Executive Officer and served in that capacity until the appointment of Harold C. Bevis as our President and Chief Executive Officer in October 2003.

        On June 10, 2002, we entered into a separation agreement with Richard P. Durham, our former Chairman and Chief Executive Officer. As of the date of the separation agreement, Mr. Durham owned 28,289 shares of common stock, 12,083 performance-vesting shares, 2,417 time-vested shares, warrants to purchase 1,250.48 shares of common stock and 1,232 shares of preferred stock of Pliant. All of Mr. Durham's time-vested shares and 2,416 of Mr. Durham's performance-vesting shares had vested as of the date of the separation agreement. Pursuant to the separation agreement, Mr. Durham agreed to convert an outstanding promissory note issued as payment for a portion of his shares into two promissory notes. The first note (the "Vested Secured Note"), in the principal amount of $2,430,798, relates to Mr. Durham's time-vested shares and the vested portion of his performance-vesting shares. The second note (the "Non-Vested Secured Note"), in the principal amount of $4,862,099, related to the 9,667 performance-vesting shares which had not vested as of the date of the separation agreement.

In addition to these notes, Mr. Durham had an additional outstanding promissory note (the "Additional Note"), with an outstanding balance of $1,637,974 at the date of his resignation, relating to a portion of the shares of common stock held by Mr. Durham. In accordance with the separation agreement, we repurchased and cancelled Mr. Durham's 9,667 unvested shares in exchange for cancellation of the Non-Vested Secured Note on October 3, 2002.

        The separation agreement preserved a put option established by Mr. Durham's employment agreement with respect to his shares. For purposes of this put option, the separation agreement provides that the price per share to be paid by us is $483.13 with respect to common stock, $483.13 less any exercise price with respect to warrants, and the liquidation preference with respect to preferred stock. On July 9, 2002, Mr. Durham exercised his put option with respect to 28,289 shares of common stock, 1,232 shares of preferred stock and warrants to purchase 1,250.48 shares of common stock. Mr. Durham's put option is subject to any financing or other restrictive covenants to which we are subject at the time of the proposed repurchase. Restrictive covenants under our credit facilities limit the number of shares we can currently repurchase from Mr. Durham. On October 3, 2002, as permitted by the covenants contained in our then existing credit facilities, we purchased 8,204 shares from Mr. Durham for a purchase price of $3,963,599 less the outstanding amount of the Additional Note, which was cancelled. In December 2002 we purchased an additional 1,885 shares of common stock from Mr. Durham for an aggregate purchase price of approximately $910,700. As of December 31, 2003, our total remaining purchase obligation to Mr. Durham was approximately $10,623,097, excluding accrued preferred dividends. Mr. Durham continues to serve as a member of our Board of Directors as a designee of The Christena Karen H. Durham Trust, which holds 158,917 shares, or approximately 27.5%, of our outstanding common stock.

        During 2001, we completed the transition of our corporate headquarters from Salt Lake City, UT to Schaumburg, IL, and we made certain changes in our management. During the first quarter of 2001, we incurred non-cash stock-based compensation expense of approximately $7.0 million as a result of certain modifications to our senior management employment arrangements with two executive officers.

Quantitative and qualitative disclosures about market risk

        We are exposed to various interest rate and resin price risks that arise in the normal course of business. We enter into interest rate collar and swap agreements to manage interest rate market risks and commodity collar agreements to manage resin market risks. However, significant increases in interest rates or the price of resins could adversely affect our operating margins, results of operations and ability to service our indebtedness.

        Since the repayment on February 17, 2004 of $219.6 million of variable rate term debt with the proceeds of our Senior Secured Discount Notes and borrowings under our new revolving credit facility, our interest rate risk has decreased substantially.

        Our new revolving credit facility is at a variable rate of interest. An increase of 1% in interest rates would result in an additional $100,000 of annual interest expense for each $10.0 million in borrowings under our new revolving credit facility. We will thus be exposed to interest rate risk to the extent of our borrowings under the new revolving credit facility.

        Our raw material costs are comprised primarily of resins. Our resin costs comprised approximately 60% of our total manufacturing costs in 2003. Market risk arises from changes in resin costs. Although the average selling prices of our products generally increase or decrease as the cost of resins increases or decreases, the impact of a change in resin prices is more immediately reflected in our raw material costs than in our selling prices. From time to time we enter into commodity collar agreements to manage resin market risks. At December 31, 2003, we did not have any commodity collar agreements outstanding.

        Fluctuations in exchange rates may also adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

        We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of December 31, 2003 have been immaterial and are reflected in the results of operations.

        We are exposed to credit losses in the event of nonperformance by the counterparty to a financial instrument to which we are a party. We anticipate, however, that each of the counterparties to the financial instruments to which we are a party will be able to fully satisfy its obligations under the contract.

BUSINESS

General

        Pliant Corporation ("Pliant," the "Company," "we" or "us"), with 2003 revenues of approximately $929.4 million, is one of North America's leading manufacturers of value-added films and flexible packaging for food, personal care, medical, agricultural and industrial applications. We offer some of the most diverse product lines in the film industry and have achieved leading positions in many of these product lines. We operate 25 manufacturing and research and development facilities worldwide and we currently have approximately 1.0 billion pounds of annual production capacity.

        Pliant has a proud lineage and heritage via its acquisitions and its predecessors trace back many decades. We have combined strategic acquisitions, internal growth, product innovation and operational improvements to grow our business from net sales of $310.8 million in 1996 to $929.4 million in 2003. We have been an industry leader in capex spending and have invested heavily to expand our capabilities and value-added product offerings for our customers. Between January 1, 2000 and December 31, 2003, we invested a total of $190.6 million to expand, upgrade and maintain our asset base and information systems.

Recent developments

        Our new President and Chief Executive Officer, Harold C. Bevis, has recently instituted some major initiatives which are currently being implemented internally to help us achieve strong operational, sales and financial results on a go-forward basis.

        In particular, Mr. Bevis has introduced a new leadership model for our management and has implemented a much flatter management structure. Certain layers of management have been eliminated to help us achieve this structure. Mr. Bevis has also instituted the Pliant Leadership Team to bring our leadership together on a unified and regular basis.

        We have also maintained investments in technology-based products and processes, at a time when we believe our industry competitors have not generally maintained the same level of commitment. We have recently deployed a capital investment program to focus on growth opportunities and we are continuing to focus on R&D in our core areas of film and printing. We are keenly focused on reducing costs and are viewing our plants as cost centers rather than profit centers.

        We are committed to continuing to strengthen our customer focus and service. In that respect, we intend to share with our customers the cost savings derived from our improved internal processes while meeting our customers' needs. We are focused on exploring sales growth opportunities with our already existing large customers and we are likewise focused on developing and servicing new marquee accounts. We are investing heavily to continually improve our customer service through a unified customer service team with standard operating procedures for all transactions.

        Mr. Bevis has instituted an aggressive review of our books in order to improve our transparency to our financial partners. We have also recently instituted a unified financial system that will deliver better, usable data to assist our management team's decision-making process. We have isolated the areas that negatively affected our financial performance recently and have instituted and implemented solutions to resolve and strengthen such areas. This progress is meeting our expected plan.

Recapitalization

        On May 31, 2000, we consummated a recapitalization pursuant to an agreement dated March 31, 2000 among us, our then existing stockholders and an affiliate of J.P. Morgan Partners, LLC, whereby the affiliate acquired majority control of our common stock. The total consideration paid in the recapitalization was approximately $1.1 billion, including transaction costs. Pursuant to the recapitalization agreement:

  •
  we redeemed all of the shares of our common stock held by Jon M. Huntsman, our founder, then majority stockholder and then Chairman of the Board;

  •
  an affiliate of J.P. Morgan Partners, LLC purchased approximately one-half of the shares of our common stock held collectively by The Christena Karen H. Durham Trust and by members of our current and former senior management;

  •
  an affiliate of J.P. Morgan Partners, LLC and certain other institutional investors purchased shares of common stock directly from us;

  •
  the trust and the management investors at that time retained or "rolled-over" approximately one-half of the shares of our common stock collectively owned by them prior to the recapitalization; and

  •
  we issued to an affiliate of J.P. Morgan Partners, LLC and to certain other institutional investors a new series of senior cumulative exchangeable redeemable preferred stock and detachable warrants to purchase our common stock.

Controlling Shareholders

        J.P. Morgan Partners (BHCA), L.P. and/or affiliates own approximately 55% of our outstanding common stock, 74% of our detachable warrants to purchase common stock issued in connection with our preferred stock and 59% of our outstanding preferred stock, subject to certain preemptive rights with respect to 10,000 shares of preferred stock issued on March 25, 2003. J.P. Morgan Partners, LLC serves as investment advisor to J.P. Morgan Partners (BHCA), L.P. J.P. Morgan Partners, LLC is the private equity group of J.P. Morgan Chase & Co., which is one of the largest financial holding companies in the United States. J.P. Morgan Partners, LLC is a global partnership, with approximately $21 billion in capital under management as of December 31, 2003. It is a leading provider of equity capital for middle market buyouts, growth equity and venture capital and has closed over 1,300 individual transactions since its inception in 1984.

Products, markets and customers

        Our products are sold into numerous markets for a variety of end uses. Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. During the first quarter of 2003, we reorganized our operations under four operating segments: Pliant U.S., Pliant Flexible Packaging, Pliant International and Pliant Solutions and our financial information contained in this prospectus is presented on that basis. For more information on our operating segments and geographic information, see Note 14 to the consolidated financial statements included elsewhere in this prospectus.

Pliant U.S.

        Our Pliant U.S. segment manufactures and sells films and other flexible packaging products primarily in the United States. Our Pliant U.S. segment accounted for 61.1%, 61.0% and 63.2% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The principal products of our Pliant U.S. segment include personal care and medical films, converter films, agricultural films, stretch films and PVC films.

        Personal Care and Medical Films.    We are a leading producer of personal care films used in disposable diapers, feminine care products and adult incontinence products. Personal care films must meet diverse and highly technical specifications. We are also a specialized manufacturer of medical films. Our medical films are used in disposable surgical drapes and gowns. We also produce protective packaging for medical supplies, such as disposable syringes and intravenous fluid bags.

        Converter Films.    We are North America's largest producer of converter films. Converter films are sold to converters of flexible packaging who laminate them to foil, paper or other films, and/or print them, and ultimately fabricate them into the final flexible packaging product. Our converter films are a key component in a wide variety of flexible packaging products. Generally, our converter films add value by providing the final packaging product with specific performance characteristics.

        Agricultural Films.    We are a leading manufacturer of polyethylene mulch films that are sold to fruit and vegetable growers and to nursery operators. Our mulch films are used extensively in North America and Latin America. Commercial growers of crops like peppers, tomatoes, cucumbers and strawberries are the primary consumers of our mulch films. We are one of North America's two largest producers of mulch films.

        Stretch Films.    Our stretch films are used to bundle, unitize and protect palletized loads during shipping and storage. Stretch films continue to replace more traditional packaging, such as corrugated boxes and metal strapping, because of stretch films' lower cost, higher strength, and ease of use. We are North America's fourth largest producer of stretch films.

        PVC Films.    Our PVC films are used by supermarkets, delicatessens and restaurants to wrap meat, cheese and produce. PVC films are preferred in these applications because of their clarity, elasticity and cling. We also produce PVC films for laundry and dry cleaning bags. Finally, we produce PVC films that are repackaged by us and other companies in smaller cutterbox rolls for sale in retail markets in North America, Latin America and Asia. We are the third largest producer of PVC films in North America.

        The following table presents the net sales, excluding intercompany sales, contributed by the primary divisions in our Pliant U.S. segment. The Industrial Films division includes our stretch films and PVC films product categories. The Specialty Films division includes the majority of the sales from our personal care and medical films categories, as well as the sales from our agricultural films category and sales from our facility in Newport News, Virginia, which conducts a majority of our research and development. The Converter Films division consists of our converter films product category and some sales from our personal care and medical films product categories.

(dollars in millions)	2003	2002	2001
Net sales, excluding intercompany sales:
Industrial Films	$183.4	$158.7	$161.5
Specialty Films	179.0	155.9	158.7
Converter Films	206.3	221.0	210.6

Total Pliant U.S.	$568.7	$535.6	$530.8

Pliant Flexible Packaging

        Our Pliant Flexible Packaging segment manufactures and sells printed film and packaging products primarily in the United States. Our Pliant Flexible Packaging segment accounted for 23.4%, 23.5% and 24.4% of our net sales for the years ended December 31, 2003, 2002, and 2001, respectively. The principal products of our Pliant Flexible Packaging segment include printed products and barrier films.

        Printed Products.    Our printed products include printed rollstock, bags and sheets used to package food, consumer goods and personal care products. Printed bags or rollstock are sold to bakeries, fresh and frozen food processors, manufacturers of personal care products, textile manufacturers and other dry goods processors. We are the leading manufacturer of films used for frozen foods packaging in North America. In addition, we are the second largest manufacturer of films for the bread and bakery goods market in North America.

        Barrier Films.    We manufacture a variety of barrier films, primarily for food packaging. We are North America's second largest producer of films for cookie, cracker and cereal box liners. We are also a leading manufacturer of barrier films for liners in multi-wall pet food bags, frozen baked goods and dry mix packaging.

  Pliant International

        Our Pliant International segment manufactures and sells films and other flexible packaging products. We have manufacturing operations located in Australia, Canada, Germany and Mexico. These operations service Australia, Southeast Asia, Latin America, Canada, Europe and Mexico. In addition, our operation in Mexico provides the film for our Pliant Solutions segment. Our Pliant International segment accounted for 11.7%, 12.3% and 12.4% of our net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The principal products of our Pliant International segment vary depending on the particular country or region.

  Mexico

        Our facility in Mexico produces a variety of films and flexible packaging products. These products are sold throughout North America. Our facility in Mexico manufactures rollstock films, printed rollstock and bags and personal care films. We also sell stretch films and PVC films manufactured by our U.S. plants in Mexico.

        Personal Care Films.    We believe we are a leading supplier of personal care films in Mexico. We produce both printed and unprinted films for use in disposable diapers, feminine care products and adult incontinence products.

        Printed Products.    Our facility in Mexico produces printed rollstock, bags and sheets used to package food and consumer products.

        Barrier Films.    We manufacture co-extruded barrier films in our Mexico facility. These films are used for cookie, cracker and cereal box liners.

        Stretch and Shrink Films.    We believe we are a leading supplier of stretch and shrink films in Mexico. Stretch films are used to bundle, unitize and protect palletized loads during shipment and storage. These stretch films are manufactured by our U.S. plants. Shrink film is produced in our Mexican operations as well as our U.S. plants for sale into this region.

        PVC Films.    We also sell PVC films in Mexico. Like our stretch films, our PVC films are manufactured by our U.S. plants and shipped to customers in Mexico.

  Germany

        Our facility in Germany produces PVC films primarily for sale throughout Europe. We are a leading producer of PVC films in Europe, where our films are sold primarily to supermarkets and processors of red meat and poultry. In Southern Europe, we also sell our PVC films to produce suppliers.

  Australia

        Our facility in Australia produces PVC films primarily for sale in Australia, New Zealand and Southeast Asia. In this region, we sell our PVC films primarily to supermarkets, delicatessens and restaurants to wrap meat, cheese and produce. We also sell PVC films to converters that rewind and slit the PVC films for use in retail cutter boxes.

  Canada

        We are a leading supplier of converter films in Canada. We manufacture converter films at both our Canadian facilities and our U.S. facilities for sale in Canada. In Canada, we sell our converter films primarily to converters of flexible packaging, distributors and end users. We also sell stretch films and PVC films manufactured by our U.S. plants in Canada.

  Pliant Solutions

        Our Pliant Solutions segment consists primarily of the consumer products business we acquired from Decora Industries ("Decora") in May 2002. Net sales of the Pliant Solutions segment since the acquisition date accounted for 3.2% of our net sales in 2002. Net sales for the Pliant Solutions segment for the year ended December 31, 2003 were 3.8% of our net sales. Our Pliant Solutions segment markets and distributes decorative and surface coverings, including self-adhesive and non-adhesive coverings, primarily in the United States and Canada. We market these consumer products primarily under the Con-Tact® brand name, which is considered to be the most recognized brand of consumer decorative and surface coverings.

        Decorative and surface coverings are manufactured through the conversion of various films into consumer packaged goods. These products are sold by retailers to consumers for a wide range of applications, including shelf-lining, decorative accenting, glass covering, surface repair, resurfacing and arts and crafts projects. Product lines currently marketed by our Pliant Solutions segment under the Con-Tact® brand name include multipurpose decorative coverings, Shelf Liner®, Grip Liner® and glass coverings. Consumers purchase these products based upon their ease of application, design, durability and price.

        We believe we are the largest provider of decorative and surface coverings in the United States, which we attribute to the strength of our Con-Tact® brand name. In North America, we sell our Con-Tact® brand products primarily to retailers, including mass merchants, home centers, specialty stores, grocery stores, and drug stores.

Sales and marketing

        Because of our broad range of product offerings and customers, our sales and marketing efforts are generally specific to a particular product, customer or geographic region. We market in various ways, depending on both the customer and the product. For large accounts, our intent is to make it easy for those customers to buy all Pliant products from a single sales person. For product-focused accounts, our intent is to crisply sell the exact products those customers desire from product-specialized sales people.

        Our products are sold through three sales channels-customer direct, independent brokers and distributors. We are firmly committed to all three channels. The majority of our converter films are sold by our own direct sales force. These salespeople are supported by customer service and technical specialists assigned to each salesperson, and in some cases, to specific customers. In addition, certain of our personal care and barrier films, and all of our agricultural films are sold through brokers in the United States. Most of our printed products are sold domestically through brokers. National grocery chains and some smaller customer accounts are serviced by our own direct sales force.

        Our stretch films and PVC films are generally sold to distributors, although we also sell stretch films directly to large national accounts. We have an independent contract sales force that sells our stretch films to national and regional distributors. Our PVC films are sold by our own sales force to regional and national distributors, directly to national grocery chains, and directly to converters, who repackage the film into cutterbox rolls for sale in retail markets.

        No single customer accounted for more than 10% of our net sales for the year ended December 31, 2003.

Manufacturing

        Between January 1, 2000 and December 31, 2003, excluding acquisitions, we have invested a total of $190.6 million to expand, upgrade and maintain our asset base and information systems. With 25 plants, we are often able to allocate lines to specific products. Our multiple manufacturing sites and varied production capabilities also allow us to offer multiple plant service to our national customers. Generally, our manufacturing plants operate 24 hours a day, seven days a week.

        We manufacture our film products using both blown and cast extrusion processes. In each process, thermoplastic resin pellets are combined with other resins, plasticizers or modifiers in a controlled, high temperature, pressurized process to create films with specific performance characteristics. Blown film is produced by extruding molten resin through a circular die and chilled air ring to form a bubble. In the cast film process, molten resin is extruded through a horizontal die onto a chill roll, where the film is quickly cooled. These two basic film manufacturing processes produce films with uniquely different performance characteristics. Cast films are generally clearer, softer and more uniform in thickness. Blown films offer enhanced physical properties, such as increased tear and puncture resistance and better barrier protection.

        We also produce a significant amount of printed films and bags. We employ both flexographic and rotogravure printing equipment in our printing operations.

Technology and research and development

        We believe our technology base and research and development provide critical support to our business and customers. Our research and development group provides the latest resin and extrusion technology to our manufacturing facilities and allows us to test new resins and process technologies. Our technical center in Newport News, Virginia has a pilot plant that allows the technical center to run commercial "scale-ups" for new products. We are able to use our broad product offerings and technology to transfer technological innovations from one market to another.

        Our technical representatives often work with customers to help them develop new, more competitive products. This allows us to enhance our relationships with these customers by providing the technical service needed to support commercialization of new products and by helping them to improve operational efficiency and quality throughout a product's life cycle.

        We spent $7.3 million, $8.1 million and $9.8 million on research and development for the years ended December 31, 2003, 2002 and 2001, respectively, before giving effect to revenues from pilot plant sales. In addition, we participate in several U.S. government funded research and development programs.

Intellectual property rights

        Patents, trademarks and licenses are significant to our business. We have patent protection on many of our products and processes, and we regularly apply for new patents on significant product and process developments. We have registered trademarks on many of our products. We also rely on unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain our competitive position. In addition to our own patents, trade secrets and proprietary know-how, we license from third parties the right to use some of their intellectual property. Although we constantly seek to protect our patents, trademarks and other intellectual property, our precautions may not provide meaningful protection against competitors and the value of our trademarks could be diluted.

Raw materials

        Polyethylene, PVC, polypropylene and other resins and additives constitute the major raw materials for our products. We purchase most of our resin from major oil companies and petrochemical companies in North America. For the year ended December 31, 2003, resin costs comprised approximately 60% of our total manufacturing costs. The price of resins is a function of, among other things, manufacturing capacity, demand, and the price of crude oil and natural gas feedstocks. Resin shortages or significant increases in the price of resin could have a significant adverse effect on our business.

        Over the past several months, we have experienced a period of uncertainty with respect to resin supplies and prices. High crude oil and natural gas pricing, resulting in part from harsh winter weather conditions in the eastern United States, have had a significant impact on the price and supply of resins. During the same period, many major suppliers of resin have announced price increases to cover their increases in feedstock costs. While the prices of our products generally fluctuate with the price of resins, certain of our customers have contracts that limit our ability to pass the full cost of higher resin pricing through to our customers immediately. Further, competitive conditions in our industry may make it difficult for us to sufficiently increase our selling prices for all customers to reflect the full impact of increases in raw material costs. If this period of high resin pricing continues, we may be unable to pass on the entire effect of the price increases to our customers, which would adversely affect our profitability and working capital. In addition, further increases in crude oil and natural gas prices could make it difficult for us to obtain an adequate supply of resin from manufacturers affected by these factors.

Competition

        The markets in which we operate are highly competitive on the basis of service, product quality, product innovation and price. Small and medium-sized manufacturers that compete primarily in regional markets service a large portion of the film and flexible packaging market, and there are relatively few large national manufacturers. In addition to competition from many smaller competitors, we face strong competition from a number of large film and flexible packaging companies. Some of our competitors are substantially larger, are more diversified, and have greater resources than we have, and, therefore, may have certain competitive advantages.

Employees

        As of December 31, 2003, we had approximately 3,250 employees, of which approximately 950 employees were subject to a total of 11 collective bargaining agreements that expire on various dates between February 19, 2004 and March 7, 2007. The collective bargaining agreement covering our Toronto union employees expired on February 19, 2004. We are currently operating under an informal extension of the terms of that agreement and are in negotiations with the union for a new collective bargaining agreement. We consider our current relations with our employees to be good. However, if major work disruptions were to occur, our business could be adversely affected.

Properties

        Our principal executive offices are located at 1475 Woodfield Road, Suite 700, Schaumburg, IL 60173. We own most of the improved real property and other assets used in our operations. We lease all or part of six of the sites at which we have manufacturing operations. We also lease warehouse and office space at various locations. We consider the condition of our plants, warehouses and other properties and the other assets owned or leased by us to be generally good.

        In an effort to maximize the efficiency of our facilities, we closed and disposed of a number of facilities in 2000, 2001 and 2002, including certain facilities acquired in connection with recent acquisitions. Production from these facilities was moved in large part to plants that were not operating at capacity. In 2001, we closed a facility in Birmingham, AL, two facilities in Palmer, MA, a facility in Columbus, IN and a part of our facility in Toronto, Canada. During 2003, we consolidated our two plants in Mexico and we completed the closure of our facility in Merced, CA and a portion of our plant in Shelbyville, IN. The remaining portion of the Shelbyville, IN plant continues to operate as part of the Alliant joint venture. Alliant is a joint venture between us and Supreme Plastics Ltd., a company based in the United Kingdom. Alliant manufactures and sells recloseable zipper products. We have also completed the process of closing a facility in Fort Edward, NY, which was acquired as part of the Decora acquisition, and have moved the production to our facilities in Mexico and Danville, KY.

        We have an annual film production capacity of approximately 1 billion pounds. Our principal manufacturing plants are listed below. Unless otherwise indicated, we own each of these properties.

Products	Products
Pliant U.S.
Barrie, Canada*	PVC and polyethylene films
Burrillville, Rhode Island	Converter films
Calhoun, Georgia	PVC films
Chippewa Falls, Wisconsin	Converter and personal care films
Dalton, Georgia	Converter, barrier and custom films
Danville, Kentucky	Converter, barrier and custom films
Deerfield, Massachusetts	Converter films
Harrington, Delaware	Personal care, medical and converter films
Lewisburg, Tennessee	Stretch films
McAlester, Oklahoma	Personal care, medical and converter films
Newport News, Virginia	Research facility and pilot plant
Shelbyville, Indiana*	Reclosable zipper products
Toronto, Canada	PVC films
Washington, Georgia	Personal care, medical and agricultural films
Pliant Flexible Packaging
Bloomington, Indiana*	Barrier and custom films
Kent, Washington	Printed bags and rollstock
Langley, British Columbia*	Printed bags and rollstock
Macedon, New York†	Printed bags and rollstock
Odon, Indiana*	Barrier and custom films
Pliant International
Mexico City, Mexico*	Barrier and personal care films, printed bags and rollstock
Orillia, Canada (two plants)*	Converter films
Phillipsburg, Germany	PVC films
Preston, Australia*	PVC films
Pliant Solutions
Danville, Kentucky*	Packaging and distribution

*
Indicates a leased building. In the case of Orillia, Canada, one of the two plants is leased.

†
Indicates a building that is approximately 95% owned and 5% leased.

Environmental matters

        Our operations are subject to environmental laws in the United States and abroad, including those described below. Our capital and operating budgets include costs and expenses associated with complying with these laws, including the acquisition, maintenance and repair of pollution control equipment, and routine measures to prevent, contain and clean up spills of materials that occur in the ordinary course of our business. In addition, our production facilities require environmental permits that are subject to revocation, modification and renewal. We believe that we are in substantial compliance with environmental laws and our environmental permit requirements, and that the costs and expenses associated with such compliance are not material to our business. However, additional operating costs and capital expenditures could be incurred if, for example, additional or more stringent requirements relevant to our operations are promulgated.

        From time to time, contaminants from current or historical operations have been detected at some of our present and former sites, principally in connection with the removal or closure of underground storage tanks. The cost to remediate these sites has not been material, and we are not currently aware that any of our current facility locations have material outstanding claims or obligations relating to contamination issues.

Legal proceedings

        On November 19, 2001, S.C. Johnson & Son, Inc. and S.C. Johnson Home Storage, Inc. (collectively, "S.C. Johnson") filed a complaint against us in the U.S. District Court for the District of Michigan, Northern Division (Case No. 01-CV-10343-BC). The complaint alleges misappropriation of proprietary trade secret information relating to certain componentry used in the manufacture of reclosable "slider" bags. We counterclaimed alleging that S.C. Johnson misappropriated certain of our trade secrets relating to the extrusion of flange zipper and unitizing robotics. Both the S.C. Johnson complaint and our counterclaim seek damages and injunctive and declaratory relief. The S.C. Johnson complaint and our counterclaim have been voluntarily submitted to non-binding mediation for the purpose of potential settlement. The mediation took place on February 20, 2004. Negotiations are still ongoing. We are unable to predict whether the case can be settled as a result of the mediation. Any amount we may agree to pay as a result of the mediation and any settlement, if any, we may agree to may be significant, but is not anticipated to have a material adverse effect on our financial condition or results of operations. If the case cannot be settled on a basis acceptable to us, we intend to continue resisting S.C. Johnson's claims and to pursue our counterclaim vigorously.

        On February 26, 2003, former employees of our Fort Edward, NY manufacturing facility, which we acquired as part of the Decora acquisition, named us as defendants in a complaint filed in the Supreme Court of the State of New York, County of Washington (Index No. 4417E). We received service of this complaint on April 2, 2003, and successfully removed the case to the United States District Court for the Northern District of New York (Case No. 1:03cv00533). The complaint alleges claims against us for conspiracy to defraud and breach of contract arising out of our court-approved purchase of the assets of Decora Industries, Inc. and Decora, Incorporated. Plaintiffs' complaint seeks compensatory and punitive damages and a declaratory judgment nullifying severance agreements for lack of consideration and economic duress. We intend to resist the plaintiffs' claims vigorously. We do not believe this proceeding will have a material adverse affect on our financial condition or results of operations.

        We are involved in ongoing litigation matters from time to time in the ordinary course of our business. In our opinion, none of such litigation is material to our financial condition or results of operations.

MANAGEMENT

        Certain information about our executive officers and directors is presented below. Pursuant to the stockholders' agreement among us, the holders of our common stock and the holders of warrants to purchase our common stock, our board of directors currently consists of six members, four of whom are designated by our institutional common stockholders and warrantholders, two of whom are designated by The Christena Karen H. Durham Trust, or the Trust, and one of whom is appointed by our board of directors and must be a member of our senior management.

Name	Age	Position
Edward A. Lapekas	60	Non-Executive Chairman
Harold C. Bevis	44	President and Chief Executive Officer, Director
R. David Corey	55	Executive Vice President and Chief Operating Officer
Brian E. Johnson	49	Executive Vice President and Chief Financial Officer
Timothy J. Walsh	40	Director
Richard P. Durham	39	Director
Donald J. Hofmann, Jr.	45	Director
Albert (Pat) MacMillan	59	Director

        Edward A. Lapekas became one of our directors on December 19, 2001 and became our Non-Executive Chairman on October 22, 2003. Mr. Lapekas served as our interim Chief Executive Officer from August 24, 2003 until October 22, 2003. From November 2002 until March 2003, Mr. Lapekas served as Chairman and Chief Executive Officer of NexPak Corporation, a media packaging company. Prior to that, Mr. Lapekas was Executive Chairman of Packtion Corporation, an e-commerce venture, from October 2000 until June 2001. From May 1996 until July 2000, Mr. Lapekas was employed by American National Can Group, Inc., last serving as Chairman and Chief Executive Officer. Prior to that, Mr. Lapekas served as Deputy Chairman and Chief Operating Officer of Schmalbach-Lubeca AG. From 1971 until 1991, Mr. Lapekas was employed by Continental Can Company, where he served in various strategy, planning, operating and marketing capacities. Mr. Lapekas is also a director of Silgan Corp. He received a B.A. degree from Albion College and an M.B.A. degree from Wayne State University. Pursuant to the stockholders' agreement, Mr. Lapekas is one of the Trust's designees to the board.

        Harold C. Bevis was named President and Chief Executive Officer in October 2003. Mr. Bevis also serves on our Board of Directors. He has over 20 years of global experience with multiple types of technology-driven manufactured products sold across a full range of sales channels. Mr. Bevis joined Pliant from Emerson Electric, where he served as President of Emerson Telecommunications Products, a group of manufacturing companies, beginning in 1998. Mr. Bevis led the sale of this group to Emerson while he was President and CEO of Jordan Telecommunication Products, Inc., a manufacturer of nonproprietary communications products. Prior to that, Mr. Bevis served as Senior Vice President and General Manager of General Cable Corporation, a large, vertically integrated domestic manufacturer of wire and cable products sold through wholesale and retail channels to companies such as The Home Depot, True Value Hardware, Rexel and Graybar. Mr. Bevis has also held positions of increasing responsibility with General Electric, Booz, Allen & Hamilton, and General Dynamics, where he began his career as an engineer. Mr. Bevis holds a B.S. in Industrial Engineering from Iowa State University and an MBA in Marketing from Columbia University in New York.

        R. David Corey was named Chief Operating Officer in March 2004. He joined Pliant as Executive Vice President for Global Operations in November 2003. Mr. Corey has over 30 years of experience leading extrusion-based manufacturing businesses. Mr. Corey was a senior executive at Emerson Electric where he was President of HDPE, a manufacturing business that produced telecom, gas and water conduit products. He supervised plants and sales forces in the US, Mexico, UK, Spain, Brazil, Czech Republic, Malaysia, India and China. Previously, Mr. Corey was President of International Wire

with operations in the US and Asia. Prior to that, Mr. Corey was Senior Vice President and General Manager of Telecom products for General Cable Corporation. He earned a B.S. in Business from Eastern Illinois University.

        Brian E. Johnson became our Executive Vice President and Chief Financial Officer on July 17, 2001. Mr. Johnson joined Pliant in April 2001 as Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Johnson was Vice President and Chief Financial Officer of Geneer Corporation. His former positions include Executive Vice President at Lawson Mardon Packaging and Vice President and General Manager of Sengewald USA Inc. Mr. Johnson received a B.S. degree in Finance from the University of Illinois and an M.B.A. degree from the Kellogg School of Management at Northwestern University.

        Timothy J. Walsh became one of our directors on May 31, 2000. He served as Non-Executive Chairman from June 2002 until October 2003. Mr. Walsh is an executive officer of JPMP Capital Corp., which is the general partner of JPMP Master Fund Manager, L.P., which is the general partner of J.P. Morgan Partners (BHCA), L.P., our principal stockholder. Since 1999, Mr. Walsh has been a Partner of J.P. Morgan Partners, LLC (formerly, Chase Capital Partners). JP Morgan Partners is a global partnership with approximately $21 billion in capital under management as of December 31, 2003. It is a leading provider of private equity and has closed over 1,300 individual transactions since its inception in 1984. JP Morgan Partners has more than 140 investment professionals in eight regional offices throughout the world. JP Morgan Partners' primary limited partner is J.P. Morgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. From 1993 to 1999, Mr. Walsh held various positions with J.P. Morgan Partners in Europe and North America. Prior to 1993, he was a Vice President of J.P. Morgan Chase & Co. (formerly, The Chase Manhattan Corporation). Mr. Walsh is also a director of Better Minerals & Aggregates Company, Klockner Pentaplast S.A. and Metokote Corporation. Mr. Walsh received a B.S. degree from Trinity College and an M.B.A. degree from the University of Chicago. Pursuant to the stockholders' agreement, Mr. Walsh is one of the designees to the board by our institutional common stockholders and warrantholders.

        Richard P. Durham became one of our directors on May 31, 2000. Mr. Durham also served as our President, from March 1997 through March 2001, and as our Chief Executive Officer from March 1997 through June 2002. He was also the chairman of our board of directors from May 31, 2000 to June 2002. Mr. Durham has been with various Huntsman Corporation affiliates since 1987. Prior to becoming our President, Mr. Durham served as Co-President and Chief Financial Officer of Huntsman Corporation. Mr. Durham is also a director of Huntsman Corporation. Mr. Durham is a graduate of The Wharton School of Business at the University of Pennsylvania. Pursuant to the stockholders' agreement, Mr. Durham is one of the Trust's designees to the board.

        Donald J. Hofmann, Jr. became one of our directors on May 31, 2000. Since January 2003, Mr. Hofmann has been a Senior Advisor of J.P. Morgan Partners, LLC. From 1992 until January 2003, Mr. Hofmann was a partner of J.P. Morgan Partners, LLC. Mr. Hofmann received a B.A. degree from Hofstra University and an M.B.A. degree from the Harvard Business School. Pursuant to the stockholders' agreement, Mr. Hofmann is one of the designees to the board by our institutional common stockholders and warrantholders.

        Albert (Pat) MacMillan became one of our directors on December 19, 2001. Mr. MacMillan is the founder and CEO of Team Resources, a consulting firm with offices in the United States, Venezuela, Peru, Chile, and Mexico. Founded in 1980, Team Resources provides client services in the areas of strategy, building team-based organizations, and designing leadership development strategies. He also serves on the boards of directors of Unum/Provident and Metokote Corporation, as well as several foundations and non-profit organizations. He received a B.A. degree in Business and an M.B.A. degree from the University of Washington. Pursuant to the stockholders' agreement, Mr. MacMillan is one of the designees to the board by our institutional common stockholders and warrantholders.

Executive compensation

        The following summary compensation table sets forth information about compensation earned in the fiscal years ended December 31, 2003, 2002 and 2001 by each person serving as Chief Executive Officer during 2003 and the five other most highly compensated executive officers of Pliant (as of the end of the last fiscal year) (collectively, the "Named Executive Officers").

Summary Compensation Table

Long-term compensation(2)
Annual compensation(1)
Securities underlying options (#)
Name and principal position	Year	Salary ($)	Bonus ($)		All other compensation
Jack E. Knott II Former Chief Executive Officer(3)	2003 2002 2001	$325,846 375,000 337,500	$222,262 163,659 163,428	— — —	$239,306 5,700 5,100	(4) (5) (6)
Richard P. Durham Former Chairman and Chief Executive Officer(7)	2003 2002 2001	— 250,000 500,000	— 185,800 381,024	— — —	229,147 273,208 5,100	(8) (9) (6)
Harold C. Bevis President and Chief Executive Officer(10)	2003 2002 2001	78,974 — —	— — —	— — —	— — —
R. David Corey Executive Vice President and Chief Operating Officer(11)	2003 2002 2001	33,175 — —	— — —	— — —	— — —
Brian E. Johnson Executive Vice President and Chief Financial Officer	2003 2002 2001	267,799 267,799 265,200	47,860 41,928 44,370	— — 5,000	4,000 5,700 5,100	(17) (5) (6)
Stanley B. Bikulege Former Executive Vice President, Group President, Pliant USA(18)	2003 2002 2001	282,499 247,083 203,125	70,125 47,093 66,245	— 2,720 250	4,000 5,700 56,931	(17) (5) (12)
Elise H. Scroggs Former Executive Vice President, President, Pliant International(13)	2003 2002 2001	160,166 205,417 151,917	100,190 32,972 46,207	— 2,200 425	115,973 5,700 3,184	(14) (5) (15)
Len Azzaro Former Executive Vice President and President, Flexible Packaging(16)	2003 2002 2001	252,335 — —	134,873 — —	— — —	4,000 — —	(17)

(1)
Perquisites and other personal benefits, securities or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the applicable Named Executive Officer.

(2)
At December 31, 2003, the number of shares of restricted stock held by Messrs. Durham and Knott were 4,833 and 2,583, respectively. The value of such shares of restricted stock at December 31, 2003 has not been reported as compensation because it did not exceed the consideration paid by the applicable Named Executive Officer.

(3)
Mr. Knott was terminated without cause as Chief Executive Officer on August 22, 2003.

(4)
Consists of $180,513 in severance compensation, employer's 401(k) contributions of $4,000 and $54,793 in vacation pay.

(5)
Consists of $5,700 for employer's 401(k) contributions.

(6)
Consists of $5,100 for employer's 401(k) contributions.

(7)
Mr. Durham resigned as Chairman and Chief Executive Officer on June 10, 2002.

(8)
Consists of $229,147 in severance compensation.

(9)
Consists of (a) a $250,000 severance payment, (b) a $15,000 director's fee for the period subsequent to Mr. Durham's resignation as Chief Executive Officer, (c) a $2,500 committee meeting fee for the period subsequent to Mr. Durham's resignation as Chief Executive Officer and (d) $5,700 for employer's 401(k) contributions.

(10)
Mr. Bevis was appointed President and Chief Executive Officer in October 2003. His current annual compensation is $650,000.

(11)
Mr. Corey was appointed Executive Vice President of Global Operations in November 2003. He was promoted to Chief Operating Officer in March 2004. His current annual compensation is $350,000.

(12)
Consists of employer's 401(k) contributions of $5,100 and relocation expense reimbursement of $51,831.

(13)
Ms. Scroggs resigned as Executive Vice President and President, Pliant International on August 29, 2003.

(14)
Consists of $82,333 in severance compensation, vacation pay of $29,640 and employer's 401(k) contribution of $4,000.

(15)
Consists of $3,184 for employer's 401(k) contributions.

(16)
Mr. Azzaro resigned as Executive Vice President and President, Flexible Packaging on February 15, 2004.

(17)
Consists of employer's 401(k) contribution of $4,000.

(18)
Mr. Bikulege resigned as Executive Vice President and Group President of Pliant Corporation on March 12, 2004.

Stock options and restricted stock

        Pursuant to the recapitalization, options covering a total of 8,902 common shares were rolled over from a previous plan. In addition, we adopted our 2000 Stock Incentive Plan. The 2000 plan became effective as of the consummation of the recapitalization and authorizes grants of nonqualified stock options or restricted stock to employees, officers, directors, managers or advisors of Pliant or any of its subsidiaries. As amended, a total of 65,600 shares are authorized for issuance under the 2000 plan. As of December 31, 2003, we had outstanding grants of restricted stock covering 8,041 shares of common stock and options to acquire 45,012 shares of common stock under the 2000 plan. Shares of restricted stock that are forfeited, and unissued shares reserved for issuance pursuant to options that terminate, expire or are cancelled without having been fully exercised, become available to be issued pursuant to new grants under the 2000 Plan.

        In August 2002, we adopted our 2002 Stock Incentive Plan. The 2002 plan authorizes grants of incentive stock options, nonqualified stock options and stock bonuses, as well as the sale of shares of common stock, to our and any of our subsidiaries' employees, officers, directors and consultants. A total of 4,793 shares are authorized for issuance under the 2002 plan.

        During the year ended December 31, 2003, 250 options to purchase common stock were granted and 6,580 options were cancelled. No stock options were granted to the Named Executive Officers during 2003.

        The following table provides information as to the options held by each of the Named Executive Officers at the end of 2003. There is no established trading market for our common stock and, therefore, the aggregate market value of our shares cannot be determined by reference to recent sales or bid and asked prices. The value of unexercised in-the-money options was assumed to be equal to the price per share paid in the recapitalization ($483.13 per share). None of the Named Executive Officers exercised any options during the last fiscal year.

Aggregated Option Exercises In Last Fiscal Year and FY-End Option Values

Name	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at fy-end (#) exercisable/unexercisable	Value of unexercised in- money options at fy-end ($) exercisable/unexercisable
Brian E. Johnson	—	—	1,000/4,000	0/0

        The options or restricted common stock granted prior to January 1, 2001 pursuant to the 2000 plan, as amended, provide for vesting as follows: (1) one-sixth are "time-vested" options or shares, which vested on January 1, 2001, so long as the recipient was still our employee on such date, and (2) the remainder are "performance-vesting" options or shares, which vest in increments upon the achievement of performance targets as follows: (a) vesting in full, if 100% or more of the applicable performance target is achieved as of the end of any calendar quarter during the option term and (b) partial vesting if more than 90% of the applicable performance target is achieved as of the end of any calendar quarter during the option term. Moreover, all performance-vesting options or shares not previously vested in accordance with the preceding sentence will vest automatically in full on December 31, 2009 so long as the recipient is still our employee on such date. Options granted pursuant to the 2000 plan subsequent to January 1, 2001 vest similarly, except that all of the options are "performance-vesting" options, which vest in increments upon the achievement of performance targets.

Pension plans

        The following table shows the estimated annual benefits payable under our tax-qualified defined benefit pension plan in specified final average earnings and years of service classifications.

Pliant Corporation Pension Plan Table

	Service
Final Average Compensation
	10	15	20	25	30	35	40
$100,000	$16,000	$24,000	$32,000	$40,000	$48,000	$56,000	$64,000
125,000	20,000	30,000	40,000	50,000	60,000	70,000	80,000
150,000	24,000	36,000	48,000	60,000	72,000	84,000	96,000
175,000	28,000	42,000	56,000	70,000	84,000	98,000	112,000
200,000	32,000	48,000	64,000	80,000	96,000	112,000	128,000

        Our current pension plan benefit is based on the following formula: 1.6% of final average compensation multiplied by years of credited service, minus 1.5% of estimated Social Security benefits multiplied by years of credited service (with a maximum of 50% of Social Security benefits). Final average compensation is based on the highest average of three consecutive years of compensation. In certain circumstances, covered compensation for purposes of the pension plan includes compensation earned with our former affiliates. Certain of the Named Executive Officers were participants in the pension plan in 2003. The final average compensation for purposes of the pension plan in 2003 for each of the Named Executive Officers is $200,000, which is the maximum that can be considered for the 2003 plan year under federal regulations. Federal regulations also provide that the maximum annual benefit paid from a qualified defined benefit plan cannot exceed $160,000 as of January 1, 2003. Benefits are calculated on a straight life annuity basis. The benefit amounts under the pension plan are offset for Social Security as described above.

        The number of completed years of credited service as of December 31, 2003 under our pension plan for the Named Executive Officers participating in the plan were as follows:

Years of Credited Service
Brian E. Johnson	2

Employment agreements

        We are currently negotiating an employment agreement with Mr. Bevis, although there can be no assurance we will reach an agreement with Mr. Bevis on the terms thereof. We have not entered into an employment agreement with Mr. Corey. Mr. Bevis receives a current annual salary of $650,000 and a guaranteed annual bonus of $650,000. Mr. Corey receives an annual salary of $350,000. Our Board of Directors intends to adopt an equity compensation program for our executive officers that would involve the issuance of a new class of restricted preferred stock.

        On September 26, 2003, we entered into retention bonus agreements with each of Stanley B. Bikulege and Len Azzaro whereby we agreed to pay a retention bonus equal to $1,000,000 if he is continuously employed by the Company from the date of the agreement through and including September 30, 2005. Mr. Azzaro resigned on February 15, 2004. An agreed upon settlement of $0.6 million was made to Mr. Azzaro. Mr. Bikulege resigned from the Company on March 12, 2004. We have not agreed to pay any severance compensation to Mr. Bikulege.

        On August 24, 2003, we entered into a consulting agreement with Edward A. Lapekas, who at the time was our interim Chief Executive Officer. The consulting agreement provides that Mr. Lapekas would act as interim Chief Executive Officer until the earlier of March 30, 2004 or thirty days following the date that either we or Mr. Lapekas elected to terminate the consulting arrangement. The consulting agreement was mutually terminated on October 22, 2003. The services provided by Mr. Lapekas during the consulting period included assisting our board of directors in maximizing our value, assisting in the recruitment of senior level management (including Messrs. Bevis and Corey) and acting as our senior representative to third parties. The consulting agreement provided for a consulting fee equal to $2,000 per work day (plus bonus compensation based on targets set forth in our management incentive program). An aggregate of $182,000 in compensation was paid to Mr. Lapekas under the consulting agreement in 2003.

        On September 8, 2003, we entered into a separation agreement with Jack E. Knott II, as described in "Certain relationships and related transactions."

        On June 10, 2002, we entered into a separation agreement with Richard P. Durham, as described in "Certain relationships and related transactions." Mr. Durham continues to serve as a member of our Board of Directors as a designee of The Christena Karen H. Durham Trust, which holds 158,917 shares, or approximately 27.5%, of our outstanding common stock.

        On March 30, 2001, we entered into a five year employment agreement with Brian E. Johnson, our Executive Vice President and Chief Financial Officer. The employment agreement provides for the payment of a base salary, the grant of an option to purchase 5,000 shares of our common stock, at least three weeks paid vacation per year, participation in our leased car program, payment of Mr. Johnson's country club membership dues and participation in our other employee benefit programs, including our management incentive program, and includes non-disclosure of confidential information provisions and a non-compete provision for one year following termination of employment with us (unless termination is due to the term expiring). Mr. Johnson has agreed in his employment agreement that any inventions, improvements, technical or software developments, trademarks, patents and similar information relating to us or our business, products or services conceived, developed or made by him while employed by us belong to us. If Mr. Johnson's employment is terminated without cause or he resigns for good reason, he will be entitled to receive severance payments and continue to participate in our medical and dental plans for one year. In addition, if Mr. Johnson's employment with us terminates for any reason, we will have the right under the employment agreement to repurchase the shares of our common stock owned by him at a purchase price equal to their fair market value. We will be required to repurchase all of the shares of common stock owned by Mr. Johnson at his or his estate's option if his employment is terminated because of death, disability, retirement or resignation for good reason, so long as we are permitted to do so at the time under the covenants contained in our financing agreements.

        In August 2003, we entered into a separation agreement with Elise H. Scroggs, our former Executive Vice President and President of Pliant International. Under the terms of the separation agreement, Ms. Scroggs is entitled to severance pay in the approximate amount of $247,000, payable in installments, and other benefits payable under our severance plan for non-union employees.

Audit Committee

        Our board of directors has an audit committee. The audit committee maintains oversight responsibilities with respect to our accounting, auditing, financial reporting and internal control processes generally. The members of the audit committee are Timothy J. Walsh and Edward A. Lapekas. Mr. Lapekas is considered independent within the meaning of applicable SEC rules. Mr. Walsh may not be deemed independent in light of the numerous transactions between the Company and J.P. Morgan Partners and its affiliates. See "Certain Relationships and Related Transactions." In light of the fact that the Company has no public equity outstanding, the board of directors has not determined whether either of the audit committee members is an "audit committee financial expert" as defined in SEC Rules. Our board of directors previously had an executive committee, a compensation committee and an environmental, health and safety committee. Those committees were dissolved in 2003 and their responsibilities conferred on the entire board of directors.

Compensation of directors

        Each director who is not an employee of ours or a partner or senior advisor of J.P. Morgan Partners, LLC is entitled to receive an annual fee of $30,000, plus $10,000 per year for any committee service. Currently there are three directors who receive director fees: Messrs. Durham, Lapekas and MacMillan. In addition, Mr. Lapekas will receive a fee of $100,000 per year for his service as Non-Executive Chairman and a fee of $30,000 per year for serving on our audit committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table contains information with respect to the ownership of our common stock as of March 31, 2004 by:

  •
  each person known to own beneficially more than 5% of our common stock,

  •
  each of our directors,

  •
  each of our Named Executive Officers, and

  •
  all of our executive officers and directors as a group.

        The amounts set forth in the table and footnotes below do not include shares of restricted common stock issued under the 2000 plan that remain subject to performance vesting requirements that had not been met as of March 31, 2004.

        Pursuant to a stockholders' agreement dated May 31, 2000, the parties to that agreement have committed to vote their shares in the election of directors in the manner described in "Certain relationships and related transactions—Transactions between Pliant and Stockholders—The stockholders' agreement."

        The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

        Except as otherwise indicated in the footnotes below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Number of shares of common stock beneficially owned	Percent of class
JPMP Capital Corp.(1)	405,276	61.44%
The Christena Karen H. Durham Trust(2)	158,917	27.8%
Perry Acquisition Partners-2, L.P.(3)	34,527	6.0%
Harold C. Bevis	—	0.0%
R. David Corey	—	0.0%
Richard P. Durham(4)	24,283	4.24%
Jack E. Knott II(5)	11,717	2.02%
Donald J. Hofmann, Jr.	—	0.0%
Timothy J. Walsh(6)	—	0.0%
Edward A. Lapekas	207	*
Albert (Pat) MacMillan	—	0.0%
Brian E. Johnson	1,018	*
Stanley B. Bikulege(7)	626	*
Elise H. Scroggs(8)	108	*
Ronald A. Artzer	—	0.0%
All directors and executive officers as a group (12 persons)	37,959	6.51%

*
Less than 1%.

(1)
Includes (i) 317,306 shares of common stock held by Southwest Industrial Films, LLC, which is controlled by J.P. Morgan Partners (BHCA), L.P., as managing member, (ii) 43,047 shares of common stock which are issuable upon exercise of warrants to purchase common stock issued in connection with our preferred stock held by Southwest Industrial Films II, LLC, which is controlled by J.P. Morgan (BHCA), L.P., as managing member, (iii) 44,816 shares of common stock which are issuable upon exercise of warrants to purchase common stock issued in connection with our preferred stock held by Southwest Industrial Films, LLC, and (iv) 107 shares of common stock which are issuable upon exercise of 1,264 warrants held by Southwest Industrial Films, LLC. JPMP Capital Corp. is the indirect general partner of J.P. Morgan Partners (BHCA), L.P., and a wholly-owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company. JPMP Capital Corp. and each of the foregoing entities is an affiliate of J.P. Morgan Partners, LLC and has an address c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th Floor, New York, New York 10020.

(2)
The address of The Christena Karen H. Durham Trust is P.O. Box 17600, Salt Lake City, Utah 84117. The trustee of the Trust is Richard P. Durham. The Trust was established for the benefit of Christena H. Durham and her children. Christena H. Durham is the wife of Richard P. Durham.

(3)
Includes 231 shares of common stock held by Perry Principals Holdings, LLC and 4,060 shares of common stock which are issuable upon exercise of warrants to purchase common stock issued in connection with our preferred stock held by Perry Acquisition Partners-3, L.P. Richard C. Perry is the managing member of Perry Principals Holdings, LLC and the managing member of Perry Investors-2, LLC, which is the general partner of Perry Acquisition Partners-2, L.P. Richard C. Perry is also the president of Perry Corp., which is the indirect general partner of Perry Acquisition Partners-3, L.P. As such, Richard C. Perry may be deemed to have voting and investment power with respect to the shares of common stock and warrants owned by Perry Acquisition Partners-2, L.P., Perry Acquisition Partners-3, L.P. and Perry Principals Holdings, LLC. Richard C. Perry disclaims beneficial ownership of such shares and warrants, except to the extent of his pecuniary interest therein. Each of the foregoing entities is an affiliate of Perry Acquisition Partners L.P. and has an address c/o Perry Acquisition Partners L.P., 599 Lexington Avenue, New York, New York 10022.

(4)
Includes 1,250 shares of common stock issuable upon exercise of warrants to purchase common stock issued in connection with our preferred stock. As trustee of The Christena Karen H. Durham Trust and the spouse of Christena H. Durham, who is a beneficiary of the Trust, Richard P. Durham may be deemed the beneficial owner of the shares of common stock owned by the Trust. Richard P. Durham disclaims beneficial ownership of the shares of common stock owned by the Trust.

(5)
Includes 8,902 shares of common stock issuable upon exercise of 1998 options that are immediately exercisable.

(6)
Mr. Walsh may be deemed the beneficial owner of the shares of common stock and warrants owned by each of Southwest Industrial Films, LLC and Southwest Industrial Films II, LLC, respectively, due to his positions with JPMP Capital Corp. and J.P. Morgan Partners, LLC, which are affiliates of J.P. Morgan Partners (BHCA), L.P., which in turn controls each of Southwest Industrial Films, LLC and Southwest Industrial Films II, LLC, as managing member.

(7)
Mr. Bikulege resigned on March 12, 2004.

(8)
Ms. Scroggs resigned on August 29, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management

        Prior to the recapitalization, we sold shares of Class C common stock to certain members of management for cash. We also issued shares of Class C common stock to certain members of our senior management in exchange for promissory notes. Approximately one-half of these shares were purchased and approximately one-half were "rolled over" as common stock in the recapitalization. In connection with the recapitalization, we issued additional shares of restricted stock to each of our executive officers serving at that time in exchange for promissory notes. The original promissory notes of our executive officers were amended during 2000 and 2001 in connection with the recapitalization, certain severance arrangements and other events relating to the transition to a new management team. The terms of these promissory notes and the related transactions are described below for each person who served as an executive officer during 2001, 2002 or 2003.

Jack E. Knott II

        Mr. Knott served as our Chief Executive Officer until August 2003. Prior to termination of his employment without cause, we had issued 1,292 time-vested shares and 6,458 performance-vesting shares to Mr. Knott in exchange for a promissory note of $3,744,260 on May 31, 2000. The principal amount of the promissory note was subsequently reduced to $1,402,268 when we elected to redeem 5,167 performance-vesting shares upon termination of Mr. Knott's employment with us. Interest on Mr. Knott's promissory note accrued at the rate of 7% per annum through December 31, 2000. On April 21, 2001, we amended the terms of Mr. Knott's promissory note so that no interest would accrue after December 31, 2000 and our sole recourse against Mr. Knott with respect to his obligations under the promissory note would be the 7,750 shares of restricted stock pledged as collateral. There is no outstanding interest remaining on Mr. Knott's promissory note.

        On September 8, 2003, we entered into a separation agreement with Mr. Knott. As of the date of the separation agreement, Mr. Knott owned 232 shares of our common stock, 6,458 performance-vesting shares (of which 1,291 had vested), 1,292 time-vested shares, options to purchase 8,902 shares of common stock and 229 shares of preferred stock. Pursuant to the terms of the separation agreement, and in addition to the benefits payable to Mr. Knott following a termination without cause under the terms of his employment agreement with us, we agreed to extend the termination date of his right to exercise his options to acquire 8,902 shares of common stock until August 22, 2005; not to exercise our rights to redeem the common stock, vested performance-vesting shares, time-vested shares and preferred stock owned by him until the earlier of a transaction consisting of a sale of us or August 22, 2005; and to pay him a cash payment of $50,000.

Richard P. Durham

        Mr. Durham served as our Chairman and Chief Executive Officer until June 2002. On June 10, 2002, we entered into a separation agreement with Mr. Durham. As of the date of the separation agreement, Mr. Durham owned 28,289 shares of common stock, 12,083 performance-vesting shares, 2,417 time-vested shares, warrants to purchase 1,250.48 shares of common stock and 1,232 shares of preferred stock. All of Mr. Durham's time-vested shares and 2,416 of Mr. Durham's performance-vesting shares had vested as of the date of the separation agreement. Pursuant to the separation agreement, Mr. Durham agreed to convert an outstanding promissory note issued as payment for a portion of his shares into two promissory notes. The first note (the "Vested Secured Note"), in the principal amount of $2,430,798, related to Mr. Durham's time-vested shares and the vested portion of his performance-vesting shares. The second note (the "Non-Vested Secured Note"), in the principal amount of $4,862,099, related to the 9,667 performance-vesting shares which had not vested as of the date of the separation agreement. In addition of these notes, Mr. Durham had an additional outstanding promissory note (the "Additional Note"), with an outstanding balance of $1,637,974 at the date of his resignation, relating to a portion of the shares of common stock held by Mr. Durham. In accordance with the separation agreement, we repurchased and cancelled Mr. Durham's 9,667 unvested shares in exchange for cancellation of the Non-Vested Secured Note on October 3, 2002.

        The separation agreement preserved a put option established by Mr. Durham's employment agreement with respect to his shares. For purposes of this put option, the separation agreement provides that the price per share to be paid by us is $483.13 with respect to common stock, $483.13 less any exercise price with respect to warrants, and the liquidation preference with respect to preferred stock. On July 9, 2002, Mr. Durham exercised his put option with respect to 28,289 shares of common stock, 1,232 shares of preferred stock and warrants to purchase 1,250.48 shares of common stock. Mr. Durham's put option is subject to any financing or other restrictive covenants to which we are subject at the time of the proposed repurchase. Restrictive covenants under our existing credit facilities limit the number of shares we can currently repurchase from Mr. Durham. On October 3, 2002, as permitted by the covenants contained in our then existing credit facilities, we purchased 8,204 shares from Mr. Durham for a purchase price of $3,963,599 less the outstanding amount of the Additional Note, which was cancelled. In December 2002 we purchased an additional 1,885 shares of common stock from Mr. Durham for an aggregate purchase price of approximately $910,700. As of December 31, 2003, our total remaining purchase obligation to Mr. Durham was approximately $10,623,097, excluding accrued preferred dividends. Mr. Durham continues to serve as a member of our Board of Directors as a designee of The Christena Karen H. Durham Trust, which holds 158,917 shares, or approximately 27.5%, of our outstanding common stock.

Scott K. Sorensen

        Mr. Sorensen served as our Executive Vice President and Chief Financial Officer until February 2001. Prior to his resignation, we issued common stock to Mr. Sorensen in exchange for promissory notes on two separate occasions. On February 22, 1999, we sold 7,867 shares of Class C common stock to Mr. Sorensen in exchange for a $786,700 promissory note. On May 31, 2000, we also issued 1,125 time-vested shares and 5,625 performance-vested shares in exchange for a $3,261,129 promissory note. Each of Mr. Sorensen's promissory notes originally bore interest at the rate of 7% per annum. As part of our severance arrangements with Mr. Sorensen in February 2001, we cancelled all interest, in the amount of approximately $132,000, accrued under Mr. Sorensen's $3,261,129 promissory note. We also redeemed all 6,750 of Mr. Sorensen's time-vested and performance-vested shares in exchange for cancellation of this promissory note. In addition, we amended Mr. Sorensen's $786,700 promissory note to provide that no interest would accrue after February 28, 2001. As of December 31, 2003, the amount outstanding under Mr. Sorensen's remaining promissory note, including accrued interest, was $896,838. This amount is payable in three annual installments beginning on May 31, 2006.

Ronald G. Moffitt

        Mr. Moffitt served as our Senior Vice President and General Counsel until February 2001. Prior to his resignation, we issued common stock to Mr. Moffitt in exchange for promissory notes on two separate occasions. On February 22, 1999, we sold 2,622 shares of Class C common stock to Mr. Moffitt in exchange for a $262,200 promissory note. On May 31, 2000, we also issued 625 time-vested shares and 3,125 performance-vested shares in exchange for a $1,811,739 promissory note. Each of Mr. Moffitt's promissory notes originally bore interest at the rate of 7% per annum. As part of our severance arrangements with Mr. Moffitt in February 2001, we cancelled all interest, in the amount of approximately $85,500, accrued under Mr. Moffitt's $1,811,739 promissory note. We also redeemed all 3,125 of Mr. Moffitt's performance-vested shares for an aggregate purchase price of $1,509,781, which was set-off against this promissory note. In addition, we amended Mr. Moffitt's $262,200 promissory note to provide that no interest would accrue after February 28, 2001. As of December 31,

2003, the amounts outstanding under Mr. Moffitt's two promissory notes, including accrued interest, were $301,956 and $275,877. Each of these amounts is payable in three annual installments beginning on May 31, 2006.

Transactions between Pliant and stockholders

Common stock registration rights agreement

        Pursuant to a registration rights agreement entered into on May 31, 2000, as amended, we granted to our institutional common stockholders and warrantholders certain "demand" and "piggyback" registration rights for the registration under the Securities Act of the shares of common stock owned by them. Under the registration rights agreement, upon request of holders holding in excess of 50% of the shares of common stock held by our institutional investors and their transferees and affiliates (the "Requisite Investor Stockholders"), we are required to use our best efforts to register the shares. The Requisite Investor Stockholders are entitled to request two demand registrations. Also, if we are not a public company or sold to a third party prior to May 31, 2005, the Trust and its transferees and affiliates will be entitled to request one demand registration. Further, at any time 60 days after any initial public offering of common stock, holders holding in excess of 60% of the shares of common stock underlying warrants issued in connection with our preferred stock, and holders holding in excess of 60% of the shares of common stock underlying the note warrants will each be entitled to exercise one demand registration. At any time after we have qualified for use of Form S-3, all parties to the registration rights agreement will have the right to request that we effect a registration under the Securities Act of their shares of common stock, subject to customary "blackout" and "cutback" provisions. The stockholders and holders of the warrants to purchase common stock issued in connection with our preferred stock, and note warrants party to the registration rights agreement also may request that we use our best efforts to register shares of common stock held by them in other registrations initiated by us on our own behalf or on behalf of any other stockholder. We must pay all reasonable out-of-pocket costs and expenses, other than underwriting discounts and commissions, of any registration under the registration rights agreement. The registration rights agreement also contains customary provisions with respect to registration procedures, underwritten offerings and indemnification and contribution rights in connection with the registration of common stock on behalf of the stockholders, holders of the warrants to purchase common stock issued in connection with our preferred stock, and holders of the note warrants party to the registration rights agreement.

The stockholders' agreement

        A stockholders' agreement entered into on May 31, 2000, as amended, governs the exercise of voting rights by our stockholders, including holders of our warrants to purchase common stock issued in connection with our preferred stock, who exercise their warrants for common stock, with respect to the election of directors and certain other material events. The parties to the stockholders' agreement agreed initially to vote their shares of common stock to elect (i) four directors designated by the Requisite Investor Stockholders, (ii) two directors designated by the Trust and (iii) one director appointed by our board of directors, who must be a member of our senior management. At the request of the Requisite Investor Stockholders, the size of our board of directors may be increased from seven to nine. If so increased, one of the two additional directors will be designated by the Requisite Investor Stockholders and the other will be our Chief Executive Officer.

        The provisions of the stockholders' agreement also govern:

  •
  restrictions on the transfer of shares of common stock and warrants to purchase common stock issued in connection with our preferred stock;

  •
  preemptive rights for holders of our common stock and warrants to purchase certain equity securities to be issued by us in the amounts required to maintain their percentage ownership;

  •
  stockholder or company rights of first refusal to purchase certain shares of our common stock to be sold by other stockholders;

  •
  agreement by stockholders and holders of the warrants to consent to the sale of all of, or a controlling interest in, us to a third party, if such sale is approved by our board of directors, and to sell their shares of common stock and warrants if so required;

  •
  rights of stockholders and holders of the warrants to participate in certain sales of the shares of our common stock by other stockholders; and

  •
  rights of holders of our common stock and warrants to receive certain financial and other information.

Credit facilities and note offerings

        JPMorgan Chase Bank is the syndication agent and a lender under our new revolving credit facility. JPMorgan Chase Bank received customary fees under our new revolving credit facility for acting in such capacities. J.P. Morgan Securities Inc. served as the arranger for our new revolving credit facility and in connection with certain amendments to our previous credit facilities and received customary fees in such capacity. An affiliate of JPMorgan Chase Bank received customary fees for arranging the December 2003 waiver with respect to our then existing credit facilities.

        J.P. Morgan Securities Inc. was one of the initial purchasers in our May 2000 offering of our 13% Senior Subordinated Notes due 2010 and was also the dealer manager for the debt tender offer and consent solicitation relating to our 9 1/8% Senior Subordinated Notes due 2007. J.P. Morgan Securities Inc. received fees of approximately $8.7 million for acting in such capacities. J.P. Morgan Securities Inc. was also one of the initial purchasers in our April 2002 offering of our 13% Senior Subordinated Notes due 2010 and received fees of approximately $1.9 million for acting in such capacity. We used approximately $93.3 million of the net proceeds from the April 2002 offering to repay indebtedness under our then existing credit facilities. J.P. Morgan Securities Inc. was an initial purchaser in our May 2003 offering of 11 1/8% Senior Secured Notes due 2009 and received fees of approximately $4.4 million for acting in such capacity. We used approximately $240 million of the net proceeds from the May 2003 offering to repay indebtedness under our then existing credit facilities. J.P Morgan Securities Inc. was an initial purchaser in our February 2004 offering of Senior Secured Discount Notes and received fees of approximately $2.4 million for acting in such capacity. We used the proceeds of the February 2004 offering, together with borrowings under our new revolving credit facility, to repay and terminate our prior credit facilities. JP Morgan Chase Bank is a lending party under the new credit facility completed in February 2004 and received fees of approximately $0.7 million for acting in such capacity. In addition, we paid fees of approximately $0.6 million in September 2000, approximately $0.5 million in July 2001, approximately $0.6 million in April 2002, approximately $0.6 million in October 2002, approximately $0.5 million in March 2003, approximately $0.3 million in May 2003 and approximately $0.1 million in December 2003, to JPMorgan Chase Bank, in each case in connection with amendments to our then existing credit facilities.

        Each of JPMorgan Chase Bank, J.P. Morgan Chase & Co. and J.P. Morgan Securities Inc. is an affiliate of Southwest Industrial Films, LLC, which owns approximately 55% of our outstanding common stock and currently has the right under the stockholders' agreement to appoint four of our directors, and of Flexible Films, LLC, which, together with affiliates, owns approximately 59% of our outstanding preferred stock, subject to certain preemptive rights with respect to 10,000 shares of preferred stock issued on March 25, 2003. Southwest Industrial Films, LLC and Flexible Films, LLC are subsidiaries of J.P. Morgan Partners (BHCA), L.P. Donald J. Hofmann, Jr. and Timothy J. Walsh, who serve on our board of directors, is a senior advisor and a partner, respectively, of J.P. Morgan Partners, LLC, which serves as investment advisor to J.P. Morgan Partners (BHCA), L.P. and JPMP Capital Corp. JPMP Capital Corp. is a subsidiary of J.P. Morgan Chase & Co. and is the general partner JPMP Master Fund Manager, L.P., which is the general partner of J.P. Morgan Partners (BHCA), L.P. Mr. Walsh is an executive officer of JPMP Capital Corp. and a limited partner of JPMP Master Fund Manager, L.P.

DESCRIPTION OF CREDIT FACILITIES AND OTHER INDEBTEDNESS

        The following summary of the material terms and provisions of our new revolving credit facility is less complete than the actual documentation for our new revolving credit facility, the Senior Subordinated Notes and the Senior Secured Notes and is qualified in its entirety by reference to all of the provisions of the definitive documentation for our new revolving Credit Facility, the Senior Subordinated Notes and the Senior Secured Notes, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

New revolving credit facility

        On February 17, 2004, we entered into a new revolving credit facility with a syndicate of lenders which was arranged by J.P. Morgan Securities Inc. and Credit Suisse First Boston, acting through its Cayman Islands Branch. Under the new revolving credit facility, have been provided, subject to the terms and conditions set forth in the credit agreement, with a $100 million senior secured asset-based revolving credit facility. Credit Suisse First Boston, acting through its Cayman Islands Branch, LaSalle Business Credit LLC, JPMorgan Chase Bank and General Electric Capital Corporation are lenders under the facility, Credit Suisse First Boston, acting through its Cayman Islands Branch, is administrative agent and documentation agent, General Electric Capital Corporation is collateral agent and JPMorgan Chase Bank is syndication agent.

Structure and availability

        The total amount of the facility is $100 million, a portion of which may be made available to one or more of our domestic subsidiaries and a portion of which may be made available to one of our Canadian subsidiaries, available on a fully revolving basis with a $15 million sublimit for letters of credit and a $5 million swingline facility. Availability under the new revolving credit facility is subject to a borrowing base consisting of eligible accounts receivable and eligible inventory of the Company, its wholly-owned domestic subsidiaries and the Canadian subsidiary borrower. In addition, if we do not maintain a specified fixed charge coverage ratio (with which we are currently in compliance), the availability under our new revolving credit facility will be limited such that the total amount of our outstanding loans and letter of credit exposure under the facility may not exceed 75% of the lesser of the total amount of commitments under the facility and the borrowing base then in effect. The new revolving credit facility matures on February 17, 2009.

Interest

        The interest rates will be, at the option of the Company, Adjusted LIBOR or ABR plus, in each case, a spread based upon the availability under the facility on each day (calculated as the baseline commitment amount for such day less the aggregate revolving exposure on such day). The spread will not exceed 2.75% for Adjusted LIBOR or 1.75% for ABR. Adjusted LIBOR is determined by reference to the British Bankers' Association Interest Settlement Rates for deposits in dollars adjusted for statutory reserves. ABR is the alternate base rate, which is the higher of the lender's prime rate or the federal funds effective rate plus 1/2 of 1%. The calculation of interest is on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest is payable at the end of each interest period and, in any event, at least every three months.

Fees

        We will pay certain fees with respect to the facility, including a 0.50% commitment fee on the undrawn portion of the commitment of each lender in respect of the facility, commencing to accrue on the closing date (treating swingline loans as undrawn) and payable quarterly in arrears after the closing date and at maturity or upon the earlier termination of the facility commitments (in each case computed on the basis of the actual number of days elapsed over a 360-day year).

        We will also pay a letter of credit fee which will be a per annum fee equal to the spread over Adjusted LIBOR from time to time in effect with respect to loans under the facility that will accrue on the aggregate face amount of outstanding letters of credit under the facility, payable in arrears at the end of each quarter and upon the termination of the facility, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be distributed to the lenders participating in the facility pro rata in accordance with the amount of each such lender's commitment. In addition, the Company shall pay to each issuer of a letter of credit, for its own account (a) a fronting fee in an amount to be agreed upon between the Company and the applicable issuer on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the facility, in each case for actual number of days elapsed over a 360-day year, and (b) such issuer's customary issuing and administering fees and expenses.

Guarantees, security and intercreditor agreement

        All obligations under the new revolving credit facility are guaranteed by each of the Company's existing and subsequently acquired or organized domestic subsidiaries and by the Canadian subsidiary borrower. The obligations under the facility are secured by a first-priority security interest in the Second-Priority Collateral, and a second-priority security interest in the First-Priority Collateral.

        The collateral agent under the new revolving credit facility entered into an intercreditor agreement with the trustee for the holders of the Senior Secured Discount Notes and the trustee for the holders of the 11 1/8% Senior Secured Notes due 2009, which provided for the relative priorities (and certain access and other rights) of the lenders, the holders of the Senior Secured Discount Notes and the holders of the 11 1/8% Senior Secured Notes due 2009 in respect of the collateral. For a description of the terms of the intercreditor agreement, see "Description of Senior Secured Discount Notes—Intercreditor agreement."

Affirmative covenants

        The new credit agreement contains a number of affirmative covenants including, among others, covenants relating to:

  •
  conduct of business and maintenance of corporate existence and rights;

  •
  delivery of audited annual consolidated financial statements for the Company and unaudited quarterly consolidated financial statements for the Company and other financial information;

  •
  delivery of notices of ratings changes, default, litigation and material adverse change in the business, operations, properties, assets, condition (financial or otherwise) or contingent or other liabilities of the Company and its subsidiaries, taken as a whole;

  •
  maintenance of properties and licenses; maintenance of satisfactory insurance; compliance with laws and regulations; inspection of books and properties and appraisal and collateral reviews with respect to the borrowing base calculations and the collateral underlying the borrowing base;

  •
  further assurances; payment of taxes and other obligations;

  •
  use of proceeds; and

  •
  maintenance of collateral and compliance with terms of leases with respect to locations at which inventory and receivables are located.

Negative covenants

        The new credit agreement contains a number of negative covenants including, among others:

  •
  limitations on dividends, redemptions and repurchases of capital stock;

  •
  limitations on prepayments, redemptions and repurchases of debt and voluntary payments of interest in cash;

  •
  limitations on liens and sale-leaseback transactions;

  •
  limitations on loans and investments;

  •
  limitations on debt;

  •
  limitations on swap agreements;

  •
  limitations on mergers and asset sales;

  •
  limitations on transactions with affiliates;

  •
  limitations on changes in business conducted by the Company and its subsidiaries;

  •
  limitation on changes in fiscal year;

  •
  limitations on restrictive agreements with respect to subsidiaries;

  •
  limitations on designated senior debt and first-priority debt;

  •
  limitations on the amendment of certain debt instruments; and

  •
  limitations on cash held by non-guarantor foreign subsidiaries.

        The negative covenants under the new revolving credit facility prevent us from electing to pay cash interest in respect of the Senior Secured Discount Notes for 18 months from the closing of the facility, and then only if we have met a minimum fixed charge coverage ratio. This negative covenant may prevent us from ever electing to make cash payments in respect of the Senior Secured Discount Notes prior to December 15, 2006.

Mandatory prepayments

        If at any time the aggregate amount of our outstanding loans and letter of credit exposure under our new revolving credit facility exceeds the total amount of commitments under the facility or the borrowing base in effect at that time, we will be required to prepay outstanding loans and cash collateralize letters of credit to the extent of such excess. During any period in which we have not maintained a specified fixed charge coverage ratio such that the aggregate amount of our outstanding loans and letter of credit exposure is limited to 75% of the lesser of the total amount of the commitments under the facility and the borrowing base then in effect (as described under "—Structure and availability" above), we will be required to prepay outstanding loans and cash collateralize letters of credit to the extent necessary to comply with this availability threshold.

        In addition, if the amount of cash held by us and our subsidiaries that are guarantors under the new revolving credit facility exceeds a specified amount, we will be required to repay outstanding loans to the extent of such excess. Further, if we do not maintain at least $35 million of unused availability under our new revolving credit facility, then each day we will be required, subject to certain exceptions, to cause all cash generated by the Company and the note guarantors to be transferred to a collection account maintained by the administrative agent under the facility, and all such cash will be used to reduce exposure under the facility.

Events of default

        The new credit agreement contains customary events of default, including, without limitation: nonpayment of principal or interest, violation of covenants, material incorrectness of representations and warranties, cross default and cross acceleration of material indebtedness, bankruptcy, material judgments, ERISA, actual or asserted invalidity of security documents (including the intercreditor agreement), guarantees or the subordination provisions of other indebtedness and change in control.

13% Senior Subordinated Notes due 2010

        We issued $220 million aggregate principal amount of 13% Senior Subordinated Notes due 2010 in May 2000 to finance in part our recapitalization. We subsequently issued $100 million aggregate principal amount of Senior Subordinated Notes due 2010 in April 2002, the proceeds of which were primarily used to prepay a portion of the loans under our then existing credit facilities. The Senior Subordinated Notes due 2010 are guaranteed by the same domestic subsidiaries that guarantee the Senior Secured Discount Notes. The Senior Subordinated Notes were issued under an indenture dated May 31, 2000, among us, the subsidiary guarantors party thereto and The Bank of New York, as trustee, and are treated as a single class of securities.

        The $320 million aggregate principal amount of Senior Subordinated Notes due 2010 are senior subordinated unsecured obligations ranking junior in right of payment to all of our existing and future senior debt, including the Senior Secured Discount Notes, and liabilities of our subsidiaries that do not guarantee the Senior Secured Discount Notes. In the event of liquidation, bankruptcy, insolvency or similar events, holders of senior debt, such as the lenders under our new revolving credit facility and holders of the Senior Secured Discount Notes, are entitled to receive payment in full in cash or cash equivalents before holders of the Senior Subordinated Notes due 2010 are entitled to receive any payments. No payments may be made on the Senior Subordinated Notes due 2010 if we default on the payment of senior debt, and payments on the Senior Subordinated Notes due 2010 may be blocked for up to 180 days if we default on the senior debt in some other way until such default is cured or waived. Interest on the Senior Subordinated Notes due 2010 is payable at the rate of 13% per annum and is payable semi-annually in cash on each June 1 and December 1. The Senior Subordinated Notes due 2010 will mature on June 1, 2010.

        Prior to June 1, 2003, we may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the Senior Subordinated Notes due 2010 with the net cash proceeds of one or more equity offerings by us at a redemption price equal to 113% of the principal amount thereof, plus accrued and unpaid interest. Otherwise, we may not redeem the Senior Subordinated Notes due 2010 prior to June 1, 2005. On or after that date, we may redeem the Senior Subordinated Notes due 2010 in whole or in part from time to time at the following redemption price (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on June 1 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

        The indenture governing the Senior Subordinated Notes due 2010 contains covenants that restrict our ability and the ability of our restricted subsidiaries to:

  •
  incur more indebtedness, including guarantees;

  •
  create liens;

  •
  pay dividends and make distributions in respect of our capital stock;

  •
  enter into agreements that restrict our subsidiaries' ability to pay dividends or make distributions;

  •
  redeem or repurchase our capital stock;

  •
  make investments or other restricted payments;

  •
  sell assets;

  •
  issue or sell stock of restricted subsidiaries;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate; and

  •
  incur senior subordinated indebtedness.

        These covenants are subject to a number of important exceptions. In addition, the indenture governing the Senior Subordinated Notes due 2010 contains events of default that are substantially similar to those contained in the indenture governing the Senior Secured Discount Notes.

11 1/8% Senior Secured Notes due 2009

        We issued $250 million aggregate principal amount of 11 1/8% Senior Secured Notes due 2009 in May 2003, the net proceeds of which were used to repay a portion of the outstanding borrowings under our then existing credit facilities. The 11 1/8% Senior Secured Notes due 2009 are guaranteed by the same domestic subsidiaries that guarantee the Senior Secured Discount Notes. The 11 1/8% Senior Secured Notes due 2009 were issued under an indenture dated May 30, 2003, among us, the subsidiary guarantors party thereto and Wilmington Trust Company, as trustee.

        The 11 1/8% Senior Secured Notes due 2009 are senior secured obligations, rank equally in right of payment to all existing and future senior indebtedness, have the benefit of a second-priority security interest in the First-Priority Collateral and the Second-Priority Collateral, and rank senior in right of payment with all existing and future subordinated obligations. The 11 1/8% Senior Secured Notes due 2009 effectively rank junior in right of payment to liabilities of our subsidiaries that do not guarantee the 11 1/8% Senior Secured Notes due 2009. In the event of liquidation, bankruptcy, insolvency or similar events, holders of the Senior Secured Discount Notes are entitled to receive payment in full in cash or cash equivalents, to the extent of the value of the First-Priority Collateral, before holders of the 11 1/8% Senior Secured Notes due 2009 are entitled to receive payments. The 11 1/8% Senior Secured Notes due 2009 will mature on September 1, 2009. Interest on the 11 1/8% Senior Secured Notes due 2009 is payable at the rate of 11 1/8% per annum and is payable semi-annually in cash on each March 1 and September 1.

        Prior to June 1, 2006, we may, on one or more occasions, redeem up to a maximum of 35% of the original aggregate principal amount of the 11 1/8% Senior Secured Notes due 2009 with net cash proceeds of one or more equity offerings by us at a redemption price equal to 111.125% of the principal amount thereof, plus accrued and unpaid interest. Otherwise, we may not redeem the 11 1/8% Senior Secured Notes due 2009 prior to June 1, 2007. On or after that date, we may redeem the 11 1/8% Senior Secured Notes due 2009 from time to time at the following redemption prices (expressed as percentages of principal amount) if redeemed during the twelve-month period commencing on June 1 of the year set forth below, plus, in each case, accrued and unpaid interest, to the date of redemption:

Year	Percentage
2007	105.563%
2008	102.781%
2009	100.000%

        The indenture governing the 11 1/8% Senior Secured Notes due 2009 contains covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to: incur more indebtedness, including guarantees; create liens; pay dividends and make distributions in respect of our capital stock; enter into agreements that restrict our subsidiaries' ability to pay dividends or make distributions; redeem or repurchase our capital stock; sell assets; issue or sell stock of restricted subsidiaries; make investments or other restricted payments; enter into transactions with affiliates; and merge or consolidate.

        These covenants are subject to a number of important exceptions. In addition, the indenture governing the 11 1/8% Senior Secured Notes due 2009 contains events of default that are substantially similar to those contained in the indenture governing the Senior Secured Discount Notes.

DESCRIPTION OF SENIOR SECURED DISCOUNT NOTES

        The Old Notes were, and the New Notes will be, issued under an indenture dated as of February 17, 2004, among us, the guarantors and Wilmington Trust Company, as trustee.

        On February 17, 2004, we issued $306,000,000 aggregate principal amount at maturity of Old Notes under the indenture. The terms of the New Notes are identical in all material respects to the Old Notes, except the New Notes will not contain transfer restrictions and holders of New Notes will no longer have any registration rights or be entitled to any additional interest under the exchange and registration rights agreement. Wilmington Trust Company, as trustee of the Senior Secured Discount Notes, will authenticate and deliver New Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of this exchange offer, together with the New Notes, will be treated as a single class of securities under the indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of the outstanding New Notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the Old Notes and New Notes then outstanding.

        The terms of the Senior Secured Discount Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, (the "Trust Indenture Act"). The Indenture is unlimited in aggregate principal amount, and we may issue an unlimited principal amount of additional Senior Secured Discount Notes having identical terms and conditions as the Senior Secured Discount Notes (the "Additional Notes"). We will only be permitted to issue such Additional Notes if at the time of such issuance, we were in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Senior Secured Discount Notes and will vote on all matters with the holders of the Senior Secured Discount Notes.

        This description of Senior Secured Discount Notes is intended to be a useful overview of the material provisions of the Senior Secured Discount Notes, the Note Guarantees and the Indenture. Since this description is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company, the guarantors and your rights. The Indenture, and not this description, governs your rights as holders.

        You will find the definitions of capitalized terms used in this description under the heading "Certain definitions." For purposes of the description, references to "the Company," "we," "our," and "us" refer only to Pliant Corporation and not to its Subsidiaries, and references to the "Senior Secured Discount Notes" refer collectively to the Old Notes and the New Notes.

Overview of the Senior Secured Discount Notes and the note guarantees

The Senior Secured Discount notes

        The Senior Secured Discount Notes:

  •
  are senior secured obligations of the Company;

  •
  are secured by first-priority security interests in the First-Priority Collateral, which consists of substantially all the real property, fixtures, equipment, intellectual property and all other assets, other than Second-Priority Collateral, of the Company and the Note Guarantors, together with the proceeds therefrom and improvements, alterations and repairs thereto, as well as any assets required to be added to the First-Priority Collateral pursuant to the terms of the Indenture or the Security Documents, subject to certain exceptions as more fully described under "—Security" below;

  •
  are secured by second-priority security interests in the Second-Priority Collateral, which consists of substantially all inventory, receivables, deposit accounts, 100% of the capital stock of, or other equity interests in, existing and future Domestic Subsidiaries and Foreign Subsidiaries that are Note Guarantors, and 65% of the capital stock of, or other equity interests in, existing and future first-tier Foreign Subsidiaries (other than Foreign Subsidiaries that are Note Guarantors), investment property and certain other assets of the Company and the Note Guarantors, all of which will secure the Credit Agreement Obligations and the Secondary Collateral Obligations, together with the proceeds therefrom, subject to certain exceptions as more fully described under "—Security" below;

  •
  rank equally in right of payment with all existing and any future Senior Indebtedness of the Company;

  •
  are senior in right of payment to all existing and any future Subordinated Obligations of the Company; and

  •
  are effectively subordinated to all liabilities (including Trade Payables) and Preferred Stock of each Subsidiary of the Company that is not a Note Guarantor.

The note guarantors

        The Senior Secured Discount Notes are guaranteed by each of the Domestic Subsidiaries of the Company, which currently consist of:

  •
  Pliant Corporation International;

  •
  Pliant Film Products of Mexico, Inc.;

  •
  Pliant Solutions Corporation;

  •
  Pliant Packaging of Canada, LLC;

  •
  Uniplast Holdings Inc.;

  •
  Uniplast U.S., Inc.;

  •
  Turex, Inc.;

  •
  Pierson Industries, Inc.; and

  •
  Uniplast Midwest, Inc.

        The Senior Secured Discount Notes are also guaranteed by each Foreign Subsidiary that guarantees Indebtedness of the Company or any domestic Subsidiary (including Bank Indebtedness), which currently consists of:

  •
  Uniplast Industries Co.

        The Senior Secured Discount Notes will not be guaranteed by any other Foreign Subsidiaries of the Company. The Foreign Subsidiaries of the Company which are not Note Guarantors currently consist of the following:

  •
  Aspen Industrial S.A. de C.V.;

  •
  Pliant Corporation of Canada Ltd.;

  •
  Pliant Film Products GmbH;

  •
  Pliant Corporation Pty, Ltd.;

  •
  Pliant Corporation Asia & Pacific Rim Pte Ltd.;

  •
  Jacinto Mexico S.A. de C.V.;

  •
  Nepsa de Mexico S.A. de C.V.; and

  •
  Uniplast Films, Inc.

        The Senior Secured Discount Notes will not be guaranteed by Pliant Investment Inc., which is a domestic Unrestricted Subsidiary. Pliant Investment Inc. has a 50% interest in Alliant Company LLC, a joint venture with a European plastics manufacturer.

        The Subsidiaries that will not be Note Guarantors generated 11.1% of the Company's net sales for the year ended December 31, 2003, and accounted for 10.1% of the assets of the Company and its Subsidiaries on a consolidated basis as of December 31, 2003.

The note guarantees

        The Note Guarantee of each Note Guarantor and all Note Guarantees, if any, made by future Restricted Subsidiaries of the Company:

  •
  will be senior secured obligations of the applicable Note Guarantor;

  •
  will be secured by a first-priority security interest in the First-Priority Collateral of the applicable Note Guarantor, subject to the exceptions under the heading "—Security" below;

  •
  will be secured by a second-priority security interest in the Second-Priority Collateral of the applicable Note Guarantor, subject to the exceptions under the heading "—Security" below;

  •
  will rank equally in right of payment with all existing and future Senior Indebtedness of the applicable Note Guarantor; and

  •
  will be senior in right of payment to all existing and future Subordinated Obligations of the applicable Note Guarantor.

Principal, maturity and interest

        The Senior Secured Discount Notes have been issued at a discount to their principal amount to generate aggregate gross proceeds to the Company of $225,298,620 ($736.27 per $1,000 principal amount of Senior Secured Discount Notes) and will mature on June 15, 2009. Unless the Company elects to pay cash interest as described below, the Senior Secured Discount Notes will accrete from the date of issuance at a rate of 11 1/8% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per Note ($306,000,000 in the aggregate assuming no redemption or other repayments). Commencing on December 15, 2006, interest on the Senior Secured Discount Notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semiannually on June 15 and December 15 (each an "Interest Payment Date"), commencing on June 15, 2007, to holders of record on the immediately preceding June 1 and December 1, respectively.

        Notwithstanding the foregoing, on any Interest Payment Date prior to December 15, 2006, the Company may elect to commence to pay cash interest (from and after such Interest Payment Date), in which case (i) the Company will be obligated to pay cash interest on each subsequent Interest Payment Date, (ii) the Senior Secured Discount Notes will cease to accrete after such Interest Payment Date and (iii) the outstanding principal amount at Stated Maturity of each Note will be equal to the Accreted Value of such Senior Secured Discount Note as of such Interest Payment Date. Except as otherwise described in the foregoing paragraph and this paragraph, cash interest on the Senior Secured Discount Notes will accrue from the most recent date to which interest has been paid or, if no interest on the Notes has been paid, from December 15, 2006. Interest and Accreted Value will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Interest will be payable as described in the foregoing two paragraphs, except as described in "—Defaults."

Indenture may be used for future issuances

        We may issue from time to time Additional notes having identical terms and conditions to the Senior Secured Discount Notes. We will only be permitted to issue such Additional Notes if at the time of such issuance we are in compliance with the covenants contained in the Indenture and such Additional Notes will be treated as the same issue as the Senior Secured Discount Notes for the U.S. federal income tax purposes. Any Additional Notes will be part of the same issue as the Senior Secured Discount Notes and will vote together on all matters with such Senior Secured Discount Notes as a single class.

Paying agent and registrar

        We will pay the principal of, premium, if any, interest (including additional interest, if any), on the Senior Secured Discount Notes at any office of ours or any agency designated by us which is located in the Borough of Manhattan, The City of New York. We have initially designated the corporate trust office of the Trustee to act as our agent in such matters. The location of the corporate trust office is 520 Madison Avenue, 33rd Floor, New York, N.Y. 10022. We, however, reserve the right to pay interest to Holders by check mailed directly to Holders at their registered addresses. Holders may exchange or transfer their Senior Secured Discount Notes at the same location given in the preceding paragraph. No service charge will be made for any registration of transfer or exchange of Senior Secured Discount Notes.

        We may, however, require Holders to pay any transfer tax or other similar governmental charge payable in connection with any such transfer or exchange.

Optional redemption

        Except as set forth in the following paragraph, the Company may not redeem the Senior Secured Discount Notes prior to June 15, 2007. On or after that date, the Company may redeem the Senior Secured Discount Notes, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (including additional interest, if any), to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest (including additional interest, if any) due on the relevant Interest Payment Date), if redeemed during the 12-month period commencing on June 15 of the years set forth below (or, in the case of June 15, 2009, on such date):

Year	Redemption Price
2007	105.563%
2008	102.781%
2009	100.000%

        Prior to June 15, 2007, the Company may, on one or more occasions, also redeem up to a maximum of 35% of the Accreted Value of the Senior Secured Discount Notes (calculated giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings by the Company at a redemption price equal to 111.125% of the Accreted Value at the date of redemption plus accrued and unpaid interest (including additional interest, if any) thereon to the date of redemption; provided, however, that after giving effect to any such redemption:

  (1)
  at least 65% of the Accreted Value of the Senior Secured Discount Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding; and

  (2)
  any such redemption by the Company must be made within 120 days of such Equity Offering and must be made in accordance with certain procedures set forth in the Indenture.

Selection

        If we partially redeem the Senior Secured Discount Notes, the Trustee will select the Senior Secured Discount Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in principal amount at maturity will be redeemed in part. If we redeem any Senior Secured Discount Note in part only, the notice of redemption relating to such Senior Secured Discount Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Senior Secured Discount Note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancelation of the original Senior Secured Discount Note.

Ranking

        The Senior Secured Discount Notes will be senior secured Indebtedness of the Company, will rank equally in right of payment with all existing and future Senior Indebtedness of the Company and will rank senior in right of payment to all existing and future Subordinated Obligations of the Company. The Senior Secured Discount Notes will also have the benefit of a first-priority security interest in the First-Priority Collateral and will have the benefit of a second-priority security interest in the Second-Priority Collateral, in each case subject to the exceptions described under the heading "—Security". Pursuant to the Security Documents and the Intercreditor Agreement, the security interests in the Second-Priority Collateral securing the Senior Secured Discount Notes and the Note Guarantees under the Security Documents will be second in priority (subject to Permitted Liens) to any and all security interests at any time granted in the Second-Priority Collateral to secure Credit Agreement Obligations, which include certain Hedging Obligations and certain obligations in respect of cash management services.

        As of December 31, 2003, after giving effect to the issuance of the Old Notes and the application of the estimated net proceeds therefrom, there would have been outstanding:

  (1)
  approximately $479.1 million of Senior Indebtedness of the Company, including (i) approximately $225.3 million of Indebtedness represented by the original issue price of the Senior Secured Discount Notes, (ii) $250.0 million of Indebtedness represented by the May 2003 Notes, defined below, (iii) approximately $2.1 million of Bank Indebtedness (excluding $6.7 million outstanding under letters of credit) and (iv) $1.7 million of other Senior Indebtedness consisting primarily of capital leases and insurance financing; and

  (2)
  approximately $312.4 million of Subordinated Obligations, consisting of the Senior Subordinated Notes.

        Subject to certain conditions, the Indenture will permit us to incur substantial amounts of additional Indebtedness, including Indebtedness that may be secured by first-priority or second-priority liens on the Second-Priority Collateral and Indebtedness that may be secured by second-priority liens in the First-Priority Collateral. In addition, the outstanding May 2003 Notes constitute Senior Indebtedness and have a second-priority security interest in both the First-Priority Collateral and the Second-Priority Collateral. See "Risk Factors—There may not be sufficient collateral to pay all or any of the Senior Secured Discount Notes."

        The Company currently conducts certain of its operations through its Subsidiaries. To the extent any existing or future Subsidiary does not Guarantee the Senior Secured Discount Notes, creditors of such Subsidiaries, including trade creditors and preferred stockholders (if any), generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Company's creditors, including Holders. The Senior Secured Discount Notes, therefore, will be effectively subordinated to claims of creditors, including trade creditors, and preferred stockholders (if any) of Subsidiaries of the Company, including those formed or acquired in the future, that are not Note Guarantors.

        As of December 31, 2003, the Subsidiaries of the Company, other than those Subsidiaries that are Note Guarantors, had total liabilities, including Trade Payables, of approximately $41.6 million (excluding liabilities owed to the Company).

Note guarantees

        The Note Guarantors and certain future Subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, will jointly and severally unconditionally Guarantee on a senior secured basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture (including obligations to the Trustee) and the Senior Secured Discount Notes, whether for payment of principal and Accreted Value and, when applicable, interest thereon (including additional interest thereon, if any) of the Senior Secured Discount Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the "Guaranteed Obligations"). Such Note Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Note Guarantees. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, void or voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

        If, after the date hereof, any domestic Restricted Subsidiary shall be formed or acquired, or if any Foreign Subsidiary shall guarantee any Indebtedness of the Company or any domestic Subsidiary, then in either case the Company shall, at the time, cause such Subsidiary to (a) execute a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the Senior Secured Discount Notes, (b) execute counterparts of the Security Documents, subject to the Intercreditor Agreement, that grant the Trustee a first-priority Lien for the benefit of the Holders on all First-Priority Assets owned by such Subsidiary, subject to the exceptions described below under the heading "—Security" and (c) if such Subsidiary grants any Lien upon any of its property constituting Second-Priority Collateral as security for any Credit Agreement Obligations or any Secondary Collateral Obligations, execute a Security Document upon substantially the same terms, but subject to the Intercreditor Agreement, that grants the Trustee a second-priority Lien upon such property for the benefit of the Holders, subject to the exceptions described below under the heading "—Security." Notwithstanding the foregoing, if granting the Lien described in clause (b) above is not permitted in any respect by the terms of any encumbrance or restriction described in clause (4) of the covenant described under "—Certain Covenants—Limitations on Restrictions on Distributions from Restricted Subsidiaries and Negative Pledges," the Subsidiary will not be required to grant such Lien to the extent not so permitted. Further, if granting the Lien described in clause (c) above requires the consent of a third party, such Subsidiary will use commercially reasonable efforts to obtain such consent with respect to the second-priority Lien, for the benefit of the Trustee, but if the third party does not consent to the granting of the second-priority Lien, after the use of commercially reasonable efforts, such Subsidiary will not be required to do so. Also, if a Lien described in clause (b) or (c) cannot be granted or perfected under applicable law, the Subsidiary will not be required to grant such Lien.

        Each Note Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon each Note Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

        Notwithstanding the foregoing, a Note Guarantee of the Senior Secured Discount Notes provided by a Note Guarantor will be released without any action required on the part of the Trustee or any Holder:

  (1)
  if the Note Guarantor is a Foreign Subsidiary and it does not guarantee any Indebtedness of the Company or any domestic Subsidiary; or

  (2)
  if (a) all of the capital stock of, or other equity interests in, or all or substantially all of the assets of such Note Guarantor is sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or another Note Guarantor (provided that such Note Guarantor does not continue to guarantee any Indebtedness of the Company or any domestic Subsidiary) or (b) such Note Guarantor ceases to be a Restricted Subsidiary, and the Company otherwise complies, to the extent applicable, with the covenants described below under the caption "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock" and the heading "—Merger and consolidation"; or

  (3)
  if the Company designates such Note Guarantor as an Unrestricted Subsidiary (unless any of the First-Priority Collateral is then owned by such Note Guarantor).

        At our request, the Trustee will execute and deliver any instrument evidencing such release. A Note Guarantor may also be released from its obligations under its Note Guarantee in connection with a permitted amendment. See "—Amendments and waivers."

Security

        The Senior Secured Discount Notes will have the benefit of the Collateral, which will consist of (i) the First-Priority Collateral, as to which the Senior Secured Discount Notes Obligations (and any Other First-Priority Obligations) will have a first-priority security interest and the Second-Priority Obligations (including in respect of Credit Agreement Obligations and the May 2003 Notes) will have a second-priority security interest (in each case subject to Permitted Liens) and (ii) the Second-Priority Collateral, as to which the Senior Secured Discount Notes Obligations and the Secondary Collateral Obligations will have a second-priority security interest and the Credit Agreement Obligations will have a first-priority security interest (in each case subject to Permitted Liens).

        The Company, the Note Guarantors and the Trustee will enter into one or more security agreements, pledge agreements, mortgages, deeds of trust and collateral assignments (collectively, the "Security Documents") defining the terms of the security interests that secure the Senior Secured Discount Notes. These security interests will secure the payment and performance when due of all of the obligations of the Company and the Note Guarantors under the Senior Secured Discount Notes, the Indenture, the Note Guarantees and the Security Documents, as provided in the Security Documents. The Company and the Guarantors were required to use their commercially reasonable best efforts to complete on or prior to the Closing Date all filings and other similar actions required in connection with the perfection of such security interests. If any such actions were not completed on or prior to the Closing Date, they are obligated to use their commercially reasonable best efforts to complete such actions as soon as reasonably practicable after such date.

First-Priority Collateral

        The Senior Secured Discount Notes are and will be secured by a first-priority security interest (subject to Permitted Liens) in the First-Priority Collateral. The First-Priority Collateral consists of substantially all the real property, fixtures, equipment, intellectual property and all other assets, other than Second-Priority Collateral, of the Company and the Note Guarantors, together with the proceeds therefrom and improvements, alterations and repairs thereto, as well as any assets required to be added to the First-Priority Collateral pursuant to the terms of the Indenture or the Security Documents. However, the First-Priority Collateral will not include any inventory, receivables, deposit accounts, the capital stock of, or other equity interests in, subsidiaries, investment property and certain other assets of the Company and the Note Guarantors, all of which will constitute Second-Priority Collateral.

        Initially, only the Senior Secured Discount Notes will have the benefit of the first-priority security interest in the First-Priority Collateral (subject to Permitted Liens). Except with respect to certain Permitted Liens, no other Indebtedness incurred by the Company may be granted a first-priority security interest in the First-Priority Collateral; provided, however, that if the Company Refinances some (but not all) of the Senior Secured Discount Notes, the Indebtedness Incurred to Refinance the Senior Secured Discount Notes may be equally and ratably secured by the First-Priority Collateral and share a first-priority security interest in the First-Priority Collateral with the Senior Secured Discount Notes that remain outstanding. Any such additional Indebtedness will constitute Other First-Priority Obligations for purposes of the Indenture.

        The Company will grant a second-priority security interest in the First-Priority Collateral for the benefit of the Second-Priority Obligations, which will initially consist of the Credit Agreement Obligations, which include certain Hedging Obligations and certain obligations in respect of cash management services, and the May 2003 Notes Obligations. Any additional Indebtedness that is Incurred by the Company pursuant to the terms of the Indenture may also be given a second-priority security interest in the First-Priority Collateral that ranks junior to the security interest of the Senior Secured Discount Notes in the First-Priority Collateral. Any such additional Indebtedness will constitute Second-Priority Obligations for purposes of the Indenture.

        The Company will be entitled to releases of assets included in the First-Priority Collateral from the Liens securing the Senior Secured Discount Notes under any one or more of the following circumstances:

  (1)
  to enable us to consummate asset dispositions permitted or not prohibited under the covenant described below under the caption "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;"

  (2)
  if any Subsidiary that is a Note Guarantor is released from its Note Guarantee, that Subsidiary's assets will also be released; or

  (3)
  as described under "—Amendments and waivers" below.

        The first-priority security interests in the First-Priority Collateral also will be released upon (i) payment in full of the Accreted Value or principal of, accrued and unpaid interest (including additional interest, if any) on the Senior Secured Discount Notes and all other obligations under the Indenture, the Note Guarantees and the Security Documents that are due and payable at or prior to the time such Accreted Value, principal, accrued and unpaid interest (including additional interest, if any) are paid, (ii) a satisfaction and discharge of the Indenture or (iii) a legal defeasance or covenant defeasance as described below under the heading "—Defeasance."

        Subject to certain exceptions, if the Company sells any First-Priority Collateral, the Indenture requires the Company to use the Net Cash Proceeds to either purchase First-Priority Assets that must be added to the First-Priority Collateral or make an offer for the Senior Secured Discount Notes (and any Other First-Priority Obligations). See "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock." A sale by the Company or a Restricted Subsidiary of the capital stock of a Note Guarantor that owns assets constituting First-Priority Collateral will be treated as a sale of those assets (subject to certain exceptions). In the event of a sale of First-Priority Collateral, the Company will immediately deposit (subject to certain exceptions) the Net Cash Proceeds from such sale with the Trustee and such proceeds will be pledged as additional First-Priority Collateral. All moneys so deposited with the Trustee pursuant to the Indenture may (subject to certain exceptions), at the direction of the Company, be applied to purchase Senior Secured Discount Notes and any Other First- Priority Obligations or, so long as no Event of Default shall have occurred and be continuing, be applied to acquire First-Priority Assets to be made part of the First-Priority Collateral. See "Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock."

Second-Priority Collateral

        The Senior Secured Discount Notes are and will also be secured by a second-priority security interest (subject to Permitted Liens) in the Second-Priority Collateral. The Second-Priority Collateral will also be subject to a second-priority security interest for the benefit of the holders of the May 2003 Notes and any future Secondary Collateral Obligations, which security interest will rank equally and ratably with the Holders' security interest in the Second-Priority Collateral. The Second-Priority Collateral consists of substantially all the inventory, receivables, deposit accounts, 100% of the capital stock of, or other equity interests in, existing and future Domestic Subsidiaries and Foreign Subsidiaries that are Note Guarantors, and 65% of the capital stock of, or other equity interests in, existing and future first-tier Foreign Subsidiaries (other than Foreign Subsidiaries that are Note Guarantors) (subject to the limitation described in the last sentence of this paragraph), investment property, business interruption insurance proceeds relating to the first 45 days of a covered period and certain other assets, in each case that are held by the Company or any of the Note Guarantors to the extent that a second-priority security interest is able to be granted or perfected therein (but in each case only to the extent that Credit Agreement Obligations are secured by a first-priority lien thereon or Secondary Collateral Obligations are secured by a second-priority lien thereon). The Second-Priority Collateral is comprised of substantially all of the material collateral (other than First Priority Collateral) of the Company and the Note Guarantors securing Credit Agreement Obligations. Any security interest in any capital stock or other securities of any Subsidiary shall be limited at any time to that portion of capital stock or other security which value (defined as the principal amount, par value, book value as carried by the Company or market value, whichever is greatest), when considered in the aggregate with all other capital stock or other securities of such Subsidiary subject to a security interest under the Indenture, does not exceed 19.99% of the principal amount of the then outstanding Senior Secured Discount Notes issued by the Company; provided, in the event that Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary's capital stock or other securities secure the Senior Secured Discount Notes, then the capital stock or other securities of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement; provided, further in such event, the Security Documents may be amended or modified, without the consent of any Holder of Senior Secured Discount Notes, to the extent necessary to release the second-priority security interests on the shares of capital stock or other securities that are so deemed to no longer constitute part of the Second-Priority Collateral.

        From and after the date of the Indenture, if the Company or any Note Guarantor creates any additional security interest upon any Second-Priority Collateral to secure any Credit Agreement Obligations or any Secondary Collateral Obligations, it must concurrently grant a second-priority security interest (subject to Permitted Liens) upon such property as security for the Senior Secured Discount Notes ratably with any other Secondary Collateral Obligations to be secured thereby. Also, if granting a security interest in such property requires the consent of a third party, we will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the Holders of the Senior Secured Discount Notes. If such third party does not consent to the granting of the second-priority security interest after the use of commercially reasonable efforts, we will not be required to provide such security interest.

        Whether prior to or after the Discharge of Credit Agreement Obligations, the Company will be entitled to releases of assets included in the Second-Priority Collateral from the Liens securing the Senior Secured Discount Notes under any one or more of the following circumstances:

  (1)
  if all other Liens (other than Permitted Liens described in clauses (2)-(27) of the definition thereof) on that asset securing Credit Agreement Obligations or any Secondary Collateral Obligations then secured by that asset (including all commitments thereunder) are released; provided that after giving effect to the release, obligations secured by the first-priority Liens on the remaining Second-Priority Collateral remain outstanding;

  (2)
  to enable us to consummate asset dispositions permitted or not prohibited under the covenant described below under the caption "—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock;"

  (3)
  if all of the stock of any of our Subsidiaries that is pledged to the Trustee is released or if any Subsidiary that is a Note Guarantor is released from its Note Guarantee, that Subsidiary's assets will also be released; or

  (4)
  as described under "—Amendments and waivers" below.

        The second-priority security interests of the Notes Obligations in the Second-Priority Collateral also will be released upon (i) payment in full of the Accreted Value or principal of, accrued and unpaid interest (including additional interest, if any) on the Senior Secured Discount Notes and all other obligations under the Indenture, the Note Guarantees and the Security Documents that are due and payable at or prior to the time such Accreted Value, principal, accrued and unpaid interest (including additional interest, if any) are paid, (ii) a satisfaction and discharge of the Indenture or (iii) a legal defeasance or covenant defeasance as described below under the heading "—Defeasance."

Intercreditor Agreement

        The Trustee, the Credit Agent and the May 2003 Notes Agent have entered into the Intercreditor Agreement. Pursuant to the terms of the Intercreditor Agreement, the Trustee will determine the time and method by which the security interests in the First-Priority Collateral will be enforced and, prior to the Discharge of Credit Agreement Obligations, the Credit Agent will determine the time and method by which the security interests in the Second-Priority Collateral will be enforced. The Trustee will not be permitted to enforce the security interests in the Second-Priority Collateral even if an Event of Default has occurred and the Senior Secured Discount Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the Senior Secured Discount Notes or (b) as necessary to take any action not adverse to the first- priority liens in respect of the Credit Agreement Obligations in order to preserve or protect its rights in the second-priority liens. The Credit Agent and the May 2003 Notes Agent will be subject to similar restrictions with respect to their ability to enforce their respective second-priority security interests in the First-Priority Collateral.

        After the Discharge of Credit Agreement Obligations, the Trustee and the May 2003 Notes Agent, in accordance with the terms of the Intercreditor Agreement, the Indenture and the Security Documents, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Second-Priority Collateral received by them under the Security Documents for the ratable benefit of the Holders of the Senior Secured Discount Notes and remaining Secondary Collateral Obligations.

        The Intercreditor Agreement also provides that, if the Trustee were to enforce any lien in respect of First-Priority Collateral and the Trustee or a purchaser at a foreclosure sale conducted in foreclosure of any such lien takes actual possession of a facility or property of the Company or a Note Guarantor, then, if so requested by the Credit Agent, the Trustee or such foreclosure purchaser will allow the

Credit Agent and its officers, employees and agents reasonable and non-exclusive access to and use of such property for a specified period as necessary or reasonably appropriate for the Credit Agent to process, shop, produce, store, complete, supply, sell or otherwise dispose of, in any lawful manner, any inventory upon which the Credit Agent holds a lien, subject to the terms and conditions set forth in the Intercreditor Agreement.

        The Trustee or any such foreclosure purchaser will agree to provide reasonable cooperation to the Credit Agent in connection with the manufacture, production, completion, removal and sale of the inventory that constitutes Second-Priority Collateral and will be entitled to receive from the Credit Agent fair compensation and reimbursement for the reasonable costs and expenses incurred in connection therewith.

        In the event a bankruptcy proceeding shall be commenced by or against the Company and the Company enters into certain debtor-in-possession financings (a "DIP Financing") in such proceeding, the liens on the First-Priority Collateral and Second-Priority Collateral securing the Senior Secured Discount Notes and the Note Guarantees may, without any further action or consent by the Trustee or the Holders, be made junior and subordinated to liens granted to secure such DIP Financings, subject to the right of the Trustee and the Holders to request adequate protection in connection with any such subordination.

Change of control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to repurchase all or any part of such Holder's Senior Secured Discount Notes at a purchase price in cash equal to 101% of the Accreted Value plus accrued and unpaid interest (including additional interest, if any) thereon to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest, including additional interest, if any, due on the relevant Interest Payment Date); provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to repurchase the Senior Secured Discount Notes pursuant to this section in the event that it has exercised its right to redeem all the Senior Secured Discount Notes under the terms of the section titled "Optional redemption:"

  (1)
  prior to the first public offering of common stock of the Company, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

  (2)
  (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) a person (including a Permitted Holder) shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately, only after the passage of time, upon the happening of any event or otherwise), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders "beneficially own" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity and the Permitted Holders "beneficially own" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of such parent entity);

  (3)
  during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors (A) selected in accordance with the Stockholders Agreement so long as such agreement is in effect or otherwise nominated by the Permitted Holders or (B) whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the members of the Board of Directors of the Company, then still in office, who were either directors at the beginning of such period or whose election or nomination for election was previously so approved by the Board of Directors or in accordance with the Stockholders Agreement or otherwise by the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company then in office;

  (4)
  the adoption of a plan relating to the liquidation or dissolution of the Company; or

  (5)
  the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

        In the event that at the time of such Change of Control the terms of any agreement governing Bank Indebtedness of the Company or its Subsidiaries restrict or prohibit the repurchase of Senior Secured Discount Notes pursuant to this covenant, then prior to the mailing of the notice to Holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Company shall:

  (1)
  repay in full all such Bank Indebtedness or offer to repay in full all such Bank Indebtedness and repay the Indebtedness of each lender who has accepted such offer; or

  (2)
  obtain the requisite consent of the lenders under such agreements to permit the repurchase of the Senior Secured Discount Notes as provided for below.

        If the Company does not obtain such consents or repay such Bank Indebtedness, the Company will remain prohibited from repurchasing the Senior Secured Discount Notes pursuant to this covenant. In such event the Company's failure to make an offer to purchase Senior Secured Discount Notes pursuant to this covenant would constitute an Event of Default under the Indenture which in turn would constitute a default under the Credit Agreement.

        Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or a portion (in integral multiples of $1,000) of such Holder's Senior Secured Discount Notes at a purchase price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest (including additional interest, if any) to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest (including additional interest, if any) on the relevant Interest Payment Date);

  (2)
  the circumstances and relevant facts and financial information regarding such Change of Control;

  (3)
  the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Senior Secured Discount Notes purchased.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Secured Discount Notes validly tendered and not withdrawn under such Change of Control Offer.

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Secured Discount Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        The Change of Control purchase feature is a result of negotiations between the Company and the initial purchasers of the Senior Secured Discount Notes. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to incur additional Indebtedness are contained in the covenants described under "—Certain covenants—Limitation on Indebtedness." Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Senior Secured Discount Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Senior Secured Discount Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that the Company will have sufficient funds available when necessary to make any required repurchases. The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the Senior Secured Discount Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Secured Discount Notes.

Certain covenants

        The Indenture contains covenants including, among others, the following:

        Limitation on Indebtedness.    (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary that is a Note Guarantor may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Consolidated Coverage Ratio would be greater than 2.25:1.00.

        (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness (collectively, the "Permitted Debt"):

  (1)
  Indebtedness Incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed $100 million at any one time outstanding less the aggregate amount of (A) all repayments of principal of such Indebtedness pursuant to the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock" and (B) the aggregate principal amount of Indebtedness Incurred and at such time outstanding pursuant to clause (9) of this paragraph (b);

  (2)
  Indebtedness of the Company owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Senior Secured Discount Notes, (C) if a Restricted Subsidiary is the obligor on such Indebtedness, such Indebtedness is made pursuant to an intercompany note and (D) if a Note Guarantor is the obligor on such Indebtedness and the Company or another Note Guarantor is not the obligee, such Indebtedness is subordinated in right of payment to the Note Guarantee of such Note Guarantor;

  (3)
  Indebtedness (A) represented by the Senior Secured Discount Notes (not including any Additional Notes) and the New Notes and any replacement Senior Secured Discount Notes issued pursuant to the Indenture, (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above) including, without limitation, the Senior Subordinated Notes and the May 2003 Notes, (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Refinancing Indebtedness) or the foregoing paragraph (a) and (D) consisting of Guarantees of any Indebtedness otherwise permitted by the terms of the Indenture;

  (4)
  (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by the Company)

    and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (4);

  (5)
  Indebtedness of the Company or a Restricted Subsidiary (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and its Restricted Subsidiaries in the ordinary course of their business, and (B) under Commodity Agreements, Interest Rate Agreements and Currency Agreements entered into for bona fide hedging purposes of the Company or any Restricted Subsidiary in the ordinary course of business; provided, however, that such Interest Rate Agreements or Currency Agreements do not increase the principal amount of Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in interest rates or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

  (6)
  Indebtedness (including Capitalized Lease Obligations and Attributable Debt) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal), equipment or other assets (in each case whether through the direct purchase of assets or the Capital Stock of any Person owning such assets); provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (6) and all Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (6), at any time outstanding, does not exceed the greater of (x) 5.0% of Tangible Assets and (y) $30.0 million;

  (7)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course, provided that such Indebtedness is extinguished within five Business Days of Incurrence;

  (8)
  Indebtedness of the Company and its Restricted Subsidiaries arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than Guarantees by the Company or any Restricted Subsidiary of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary of the Company for the purpose of financing such acquisition; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall not exceed the gross proceeds, including the fair market value as determined in good faith by a majority of the Board of Directors of noncash proceeds (the fair market value of such noncash proceeds being measured at the time it is received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

  (9)
  the Incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is not recourse to the Company or any Restricted Subsidiary of the Company (except for Standard Securitization Undertakings) in an aggregate principal amount, together with the aggregate principal amount of Indebtedness Incurred and at such time outstanding pursuant to clause (1) of this paragraph (b), not to exceed $100.0 million at any one time outstanding, less the aggregate amount of all repayments of principal of Indebtedness Incurred pursuant to clause (1) of this paragraph (b) pursuant to the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock;"

  (10)
  Indebtedness of Foreign Subsidiaries; provided that the aggregate outstanding amount of Indebtedness incurred by such Foreign Subsidiaries under this clause (10) does not exceed at any one time an amount equal to the sum of (A) 80% of the consolidated book value of the accounts receivable of all Foreign Subsidiaries and (B) 60% of the consolidated book value of the inventory of all Foreign Subsidiaries;

  (11)
  Indebtedness under any Domestic Overdraft Facility; or

  (12)
  Indebtedness of the Company and its Restricted Subsidiaries (in addition to Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)); provided that the aggregate principal amount on the date of Incurrence, when added to all other Indebtedness Incurred pursuant to this clause (12) and then outstanding, will not exceed $20.0 million.

        (c) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

  (1)
  Indebtedness Incurred pursuant to the Credit Agreement on the Closing Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above;

  (2)
  Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

  (3)
  If obligations in respect of letters of credit are Incurred pursuant to the Credit Agreement and are being treated as Incurred pursuant to clause (1) of paragraph (b) above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

  (4)
  The principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary that is not a Note Guarantor will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the maximum liquidation preference;

  (5)
  The principal amount of Indebtedness, Disqualified Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary that is not a Note Guarantor issued at a price less than the principal amount thereof, the maximum fixed redemption or repurchase price thereof or liquidation preference thereof, as applicable, will be equal to the amount of the liability or obligation in respect thereof determined in accordance with GAAP;

  (6)
  If such Indebtedness is denominated in a currency other than U.S. dollars, the U.S. dollar equivalent principal amount thereof will be calculated based on the relevant currency exchange rates in effect on the date such Indebtedness was Incurred;

  (7)
  The accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends or distributions in the form of additional Capital Stock will not be deemed an Incurrence of Indebtedness for purposes of this covenant;

  (8)
  Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

  (9)
  In the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, will classify (or later reclassify) such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

        Limitation on Restricted Payments.    (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

  (1)
  declare or pay any dividend or make any distribution of any kind on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or similar payment to the holders (solely in their capacities as such) of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis);

  (2)
  purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary;

  (3)
  purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than (A) the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition and (B) Indebtedness described in clause (2) of paragraph (b) of the covenant described under "—Limitation on Indebtedness"); or

  (4)
  make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

  (A)
  a Default will have occurred and be continuing (or would result therefrom);

  (B)
  the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Limitation on Indebtedness;" or

  (C)
  the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum, without duplication, of:

  (i)
  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurred to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are publicly available (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit);

  (ii)
  100% of the aggregate Net Cash Proceeds (other than in respect of an Excluded Contribution) received by the Company (x) as capital contributions to the Company after the Closing Date or (y) from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than a capital contribution from or an issuance or sale to (a) a Subsidiary of the Company or (b) an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries);

      (iii)
      100% of the fair market value (as determined in good faith by the Board of Directors of the Company) of shares of Qualified Stock of the Company or any Restricted Subsidiary issued after the Closing Date to acquire assets from a third party;

      (iv)
      the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or its Restricted Subsidiaries issued after the Closing Date which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the fair market value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange);

      (v)
      100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash from the sale or other disposition (other than to (x) the Company or a Subsidiary of the Company or (y) an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries) of Restricted Investments made by the Company or any Restricted Subsidiary after the Closing Date and from repurchases and redemptions of such Restricted Investments from the Company or any Restricted Subsidiary by any Person (other than (x) the Company or any of its Subsidiaries or (y) an employee equity ownership or participation plan or other trust established by the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments;

      (vi)
      the amount equal to the net reduction in Investments in Unrestricted Subsidiaries since the Closing Date, resulting from (x) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and

      (vii)
      $5.0 million.

        (b) The provisions of the foregoing paragraph (a) will not prohibit:

  (1)
  any purchase, repurchase, retirement or other acquisition or retirement for value of, or other distribution in respect of, Capital Stock of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company or capital contributions to the Company after the Closing Date (other than Disqualified Stock and other than Capital Stock issued or sold to, or capital contributions from, a Subsidiary of the Company or an employee equity ownership or participation plan or other trust established by the Company or any of its Subsidiaries); provided, however, that:

  (A)
  such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments, and

  (B)
  the Net Cash Proceeds from such sale or capital contribution applied in the manner set forth in this clause (1) will be excluded from the calculation of amounts under clause (4)(C)(ii) of paragraph (a) above;

  (2)
  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, (x) Capital Stock of the Company or a Restricted Subsidiary or (y) Subordinated Obligations of the Company or a Restricted Subsidiary that are permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

  (3)
  any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "—Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

  (4)
  Investments that are made with Excluded Contributions; provided, however, that such Investments shall be excluded in the calculation of the amount of Restricted Payments;

  (5)
  dividends or other distributions paid to holders of, or redemptions from holders of, Capital Stock within 60 days after the date of declaration thereof, or the giving of formal notice of redemption, if at such date of declaration such dividends or other distributions or redemptions would have complied with this covenant; provided, however, that such dividends, distributions or redemptions will be included in the calculation of the amount of Restricted Payments;

  (6)
  any repurchase of Capital Stock owned by former officers, directors, consultants or employees of the Company or its Subsidiaries or their assigns, estates and heirs or entities controlled by them, provided, however, that the amount of such repurchases since the Closing Date shall not, in the aggregate, exceed the sum of (A) $10.0 million (which amount shall be increased by the amount of any Net Cash Proceeds to the Company from (i) sales of Capital Stock of the Company to management, other employees or Permitted Holders subsequent to the Closing Date to the extent such amounts are not included under clause 4(C)(ii) of paragraph (a) above and (ii) any "key-man" life insurance policies which are used to make such repurchases) and (B) $2.0 million per fiscal year of the Company commencing with fiscal year 2003 (which amount may be used in a subsequent fiscal year to the extent not used during a fiscal year); provided further, however, that the cancelation of Indebtedness owing to the Company from such former officers, directors, consultants or employees of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company will not be deemed to constitute a Restricted Payment under the Indenture, provided further, however, that such repurchase will be included in the calculation of the amount of Restricted Payments;

  (7)
  repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases will be excluded in the calculation of the amount of Restricted Payments; or

  (8)
  so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $500,000 in the aggregate since the Closing Date to enable the Company to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock; provided, however, that such payments will be excluded in the calculation of the amount of Restricted Payments.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries and Negative Pledges. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

  (2)
  make any loans or advances to the Company (it being understood that the subordination of loans or advances made to the Company to other Indebtedness Incurred by the Company shall not be deemed a restriction on the ability to make loans or advances);

  (3)
  transfer any of its property or assets to the Company, except (with respect to clauses (1), (2) and (3), unless stated otherwise):

  (A)
  any encumbrance or restriction pursuant to applicable law or any applicable rule, regulation or order, or an agreement in effect at or entered into on the Closing Date (including the Credit Agreement, the Indenture, the Security Documents (whether or not they become effective on or after the Closing Date), the Senior Subordinated Notes Indentures and the May 2003 Notes Documents);

  (B)
  any encumbrance or restriction with respect to Second-Priority Collateral pursuant to a security agreement, pledge agreement or other document in connection with any Credit Agreement Obligation Incurred after the Closing Date;

  (C)
  any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness of such Restricted Subsidiary, in each case Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Capital Stock or Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date;

  (D)
  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A), (B) or (C) of this covenant or this clause (D) or contained in any amendment to an agreement referred to in clause (A), (B) or (C) of this covenant or this clause (D); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment (1) are no more restrictive, taken as a whole, than the encumbrances and restrictions contained in such predecessor agreements and (2) may restrict the ability of the Company or any Restricted Subsidiary to transfer any First- Priority Collateral only to the extent the terms of the Indebtedness being Refinanced contained a similar restriction;

  (E)
  in the case of clause (3), any encumbrance or restriction (i) that restricts in a customary manner the assignment of any lease, license or similar contract or the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (ii) that is or was created by virtue of any transfer of, agreement to transfer or option or right with respect to any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (iii) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements, or (iv) encumbrances or restrictions relating to Indebtedness permitted to be Incurred pursuant to clause (b)(6) of the covenant described under "—Limitation on

      Indebtedness" for property acquired in the ordinary course of business that only imposes encumbrances or restrictions on the property so acquired (it being agreed that any such encumbrance or restriction may also secure other Indebtedness permitted to be Incurred by the Company and provided by the same financing source providing the Indebtedness Incurred pursuant to such clause (b)(6));

    (F)
    with respect to a Restricted Subsidiary, any customary restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

    (G)
    customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

    (H)
    Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided, that such restrictions apply only to such Securitization Entity;

    (I)
    net worth provisions in leases and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business; and

    (J)
    any agreement or instrument governing Indebtedness (whether or not outstanding) of Foreign Subsidiaries of the Company permitted to be Incurred pursuant to clause (a) or (b)(10) under the caption "—Limitation on Indebtedness;" or

  (4)
  create, Incur or permit to exist any Lien on any First-Priority Collateral for the benefit of any First-Priority Obligations, except:

  (A)
  any encumbrance or restriction pursuant to applicable law or any applicable rule, regulation or order, or an agreement in effect at or entered into on the Closing Date;

  (B)
  any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) of this covenant or this clause (B) or contained in any amendment to an agreement referred to in clause (A) of this covenant or this clause (B); provided, however, that the encumbrances and restrictions contained in any such Refinancing agreement or amendment are no more restrictive, taken as a whole, than the encumbrances and restrictions contained in such predecessor agreements;

  (C)
  with respect to a Restricted Subsidiary, any customary restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; or

  (D)
  customary restrictions and conditions provided by the terms of any (i) Permitted Lien (or the agreements governing any Indebtedness to which such Permitted Lien relates) described under clause (4), (5) or (6) of the definition thereof or, to the extent Incurred in connection with Refinancing Indebtedness that Refinances the Indebtedness secured by such Permitted Lien described under clause (4), (5) or (6) of the definition thereof, clause (10) of the definition thereof; provided that such restrictions or conditions apply only to the property or assets the subject of such Permitted Lien and such restrictions and conditions are no more restrictive than those provided by the terms of the Permitted Lien (or the agreements governing any Indebtedness to which such Permitted Lien relates) and or (ii) Indebtedness permitted by clause (4) of the second paragraph of the covenant set forth under the caption "Certain Covenants—Limitation on Indebtedness;" provided that such restrictions or conditions apply only to the property or assets of the applicable

      Restricted Subsidiary and any such restrictions and conditions provided by the terms of any Refinancing Indebtedness with respect to any such Indebtedness are no more restrictive than those provided by the terms of the Indebtedness being Refinanced.

        Limitation on Sales of Assets and Subsidiary Stock.    (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition with respect to First-Priority Collateral unless:

  (1)
  the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the Capital Stock and assets subject to such Asset Disposition;

  (2)
  at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of (A) cash or Temporary Cash Investments, (B) First-Priority Assets to be owned by the Company or any Restricted Subsidiary and used in a Permitted Business, to the extent they are concurrently with their acquisition added to the First-Priority Collateral securing the Senior Secured Discount Notes, or (C) Capital Stock in one or more Persons engaged in a Permitted Business that are or thereby become Wholly Owned Subsidiaries of the Company;

  (3)
  to the extent Capital Stock of a Person is received by the Company and its Restricted Subsidiaries pursuant to clause (2)(C) above, assets of such Person that qualify as First-Priority Assets with a fair market value that is equal to or greater than (A) 75% of the fair market value of the First-Priority Collateral that is the subject of such Asset Disposition less (B) the fair market value of any consideration received by the Company and its Restricted Subsidiaries pursuant to clause (2)(A) or (B) above are concurrently with the acquisition added to the First-Priority Collateral securing the Senior Secured Discount Notes; and

  (4)
  an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

  (A)
  first, to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary or the application by the Company of the Net Available Cash received by a Restricted Subsidiary of the Company), in each case within 365 days (or, in the case of Foreign Subsidiary Asset Dispositions, 545 days) from the later of such Asset Disposition or the receipt of such Net Available Cash, provided that such Additional Assets constitute (x) First-Priority Assets that are concurrently with their acquisition added to the First-Priority Collateral securing the Senior Secured Discount Notes or (y) Capital Stock of a Wholly Owned Subsidiary with assets that qualify as First-Priority Assets to the extent that such First Priority Assets, together with any First-Priority Assets described in clause (x), have a fair market value that is equal to or greater than the Net Available Cash applied pursuant to this clause (A) and such First-Priority Assets are concurrently with the acquisition added to the First-Priority Collateral securing the Senior Secured Discount Notes and provided further that pending the final application of any such Net Available Cash, it must be deposited in a Senior Secured Discount Notes Collateral Account and pledged as additional First-Priority Collateral;

  (B)
  second, within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash (or, in the case of Foreign Subsidiary Asset Dispositions, 545 days), to the extent of the balance of such Net Available Cash after such application in accordance with clause (A), to make an Offer (as defined below) to purchase First-Priority

      Obligations pursuant to and subject to the conditions set forth in clause (c) of this covenant; and

    (C)
    third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) (other than the second proviso thereto) and (B), for any general corporate purpose not restricted by the terms of the Indenture.

        (b) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition (other than an Asset Disposition of First-Priority Collateral) unless:

    (1)
    the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the Capital Stock and assets subject to such Asset Disposition;

    (2)
    at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of (A) cash or Temporary Cash Investments, (B) properties and assets to be owned by the Company or any Restricted Subsidiary and used in a Permitted Business or (C) Capital Stock in one or more Persons engaged in a Permitted Business that are or thereby become Restricted Subsidiaries of the Company; and

    (3)
    an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

    (A)
    first, (i) to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase any Credit Agreement Obligations or any Indebtedness Incurred by a Subsidiary of the Company that is not a Note Guarantor, or (ii) to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary or the application by the Company of the Net Available Cash received by a Restricted Subsidiary of the Company), in each case within 365 days (or, in the case of Foreign Subsidiary Asset Dispositions, 545 days) from the later of such Asset Disposition or the receipt of such Net Available Cash, provided that pending the final application of any such Net Available Cash, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture;

    (B)
    second, within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash (or, in the case of Foreign Subsidiary Asset Dispositions, 545 days), to the extent of the balance of such Net Available Cash after such application in accordance with clause (A), to make an Offer to purchase Senior Secured Discount Notes pursuant to and subject to the conditions set forth in clause (c) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness) such Offer may be made ratably to purchase the Senior Secured Discount Notes and such other Senior Indebtedness of the Company; and

    (C)
    third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) (other than the proviso thereof) and (B), for any general corporate purpose not restricted by the terms of the Indenture;

provided, however that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (B) above, the Company or such Restricted Subsidiary will retire such

Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

        Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash from Asset Dispositions that are not Asset Dispositions of First-Priority Collateral in accordance with this covenant except to the extent that the aggregate Net Available Cash from all such Asset Dispositions since the Closing Date that is not applied in accordance with this covenant exceeds $10.0 million since the Closing Date.

        For the purposes of this covenant, the following are deemed to be cash:

  •
  the assumption of any liabilities of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such liabilities in connection with such Asset Disposition; provided that, with respect to any Asset Disposition of First-Priority Collateral, such liabilities constituted Trade Payables or First-Priority Obligations; and

  •
  securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

        For the purposes of this covenant, any sale by the Company or a Restricted Subsidiary of the Capital Stock of a Note Guarantor that owns assets constituting First-Priority Collateral or Second-Priority Collateral shall be deemed to be a sale of such First-Priority Collateral or Second-Priority Collateral (or, in the event of a Note Guarantor that owns assets that include both First-Priority Collateral and Second-Priority Collateral, a separate sale of such First-Priority Collateral and a separate sale of such Second-Priority Collateral). In the event of any such sale (or a sale of assets that includes both First-Priority Collateral and Second-Priority Collateral), the proceeds received by the Company and the Restricted Subsidiaries in respect of such sale shall be allocated to the First-Priority Collateral and the Second-Priority Collateral in accordance with their respective fair market values, which shall be determined by Board of Directors or an independent third party as provided by the terms of the Intercreditor Agreement.

        (c) In the event of an Asset Disposition that requires the purchase of Senior Secured Discount Notes (and other Senior Indebtedness) pursuant to clause (a)(4)(B) or (b)(3)(B) of this covenant, the Company will be required to purchase Senior Secured Discount Notes (and other Senior Indebtedness) tendered pursuant to an offer by the Company for the Senior Secured Discount Notes (and other Senior Indebtedness) (the "Offer") at a purchase price of 100% of their Accreted Value, plus accrued and unpaid interest (including additional interest, if any) to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), in accordance with the procedures (including proration in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Senior Secured Discount Notes (and other Senior Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Senior Secured Discount Notes (and other Senior Indebtedness), the Company may apply the remaining Net Available Cash for any general corporate purpose not restricted by the terms of the Indenture. The Company will not be required to make an Offer for Senior Secured Discount Notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (a)(4)(A) or clause (b)(3)(A)) is less than $10.0 million for any particular Asset Disposition since the Closing Date (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of the Offer, the amount of Net Available Cash shall be reduced to zero.

        (d) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of

Senior Secured Discount Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof. The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the Senior Secured Discount Notes as a result of an Asset Disposition may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Secured Discount Notes.

        Limitation on Transactions with Affiliates.    (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless such transaction is on terms:

  (1)
  that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

  (2)
  that, in the event such Affiliate Transaction involves an aggregate amount in excess of $5.0 million,

  (A)
  set forth in writing; and

  (B)
  except as provided in clause (a)(3) below, have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction (if any such members exist); and

  (3)
  that, in the event (i) such Affiliate Transaction involves an amount in excess of $10.0 million, or (ii) if there are no members of the Board of Directors having no personal stake in such Affiliate Transaction and such Affiliate Transaction involves an aggregate amount in excess of $5.0 million, have been determined by a nationally recognized appraisal, accounting or investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

        (b) The provisions of the foregoing paragraph (a) will not prohibit:

  (1)
  any Restricted Payment permitted to be paid pursuant to the covenant described under "—Limitation on Restricted Payments;"

  (2)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, options to purchase Capital Stock of the Company and equity ownership, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans approved by the Board of Directors;

  (3)
  the grant of options (and the exercise thereof) to purchase Capital Stock of the Company or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors;

  (4)
  loans or advances to officers, directors or employees in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time with respect to all loans or advances made since the Closing Date;

  (5)
  the payment of reasonable fees to directors of the Company and its Subsidiaries who are not employees of the Company or its Subsidiaries and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or its Restricted Subsidiaries in the ordinary course of business to or with the officers, directors or employees of the Company and its Restricted Subsidiaries;

  (6)
  any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

  (7)
  the provision by Persons who may be deemed Affiliates or stockholders of the Company (other than J.P. Morgan Partners, LLC and Persons directly or indirectly controlled by J.P. Morgan Partners, LLC) of investment banking, commercial banking, trust, lending or financing, investment, underwriting, placement agent, financial advisory or similar services to the Company or its Subsidiaries performed after the Closing Date;

  (8)
  sales of Capital Stock to Permitted Holders approved by a majority of the members of the Board of Directors who do not have a material direct or indirect financial interest in or with respect to the transaction being considered; or

  (9)
  the existence or performance by the Company or any Restricted Subsidiary under any agreement as in effect as of the Closing Date or replacement agreement therefor or any transaction contemplated thereby (including pursuant to any amendment thereto or replacement agreement therefor) so long as such amendment or replacement is not more disadvantageous to the Holders of the Senior Secured Discount Notes in any material respect than the original agreement as in effect on the Closing Date.

        Limitation on Liens.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired by the Company or its Restricted Subsidiaries, except Permitted Liens.

        In addition, if the Company or any Note Guarantor creates any additional security interest (other than Permitted Liens described in clauses (2)-(27) of the definition thereof) upon any property (other than First-Priority Collateral) to secure any Credit Agreement Obligations or Secondary Collateral Obligations, it must concurrently grant a second-priority Lien (subject to Permitted Liens) upon such property as security for the Senior Secured Discount Notes, subject to certain exceptions and limitations, all as more fully described above in the first and second paragraphs under the heading "—Security—Second-Priority Collateral."

        SEC Reports.    Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (if permitted by SEC practice and applicable law and regulations) and provide the Trustee and Holders and prospective Holders (upon request) within 15 days after it files them with the SEC (or if not permitted, within 15 days after it would have otherwise been required to file them with the SEC), copies of the Company's annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, following the existence of a Public Market, the Company will furnish to the Trustee and the Holders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by the Company to its shareholders generally. The Company also will comply with the other provisions of Section 314(a) of the TIA.

        Material After-Acquired Property.    Upon the acquisition by the Company or any Note Guarantor of any Material After-Acquired Property (or the formation or acquisition of any Note Guarantor that holds Material After-Acquired Property), the Company or such Note Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary or requested by the Trustee to vest in the Trustee a perfected first-priority security interest (subject to Permitted Liens) in such Material After-Acquired Property and to have such Material After-Acquired Property added to the First-Priority Collateral, and thereupon all provisions of the Indenture relating to First-Priority Collateral shall be deemed to relate to such Material After-Acquired Property to the same extent and with the same force and effect.

        Limitation on Lines of Business.    The Company will not, and will not permit any Restricted Subsidiary to, engage in any business, other than a Permitted Business, except that the Company and any of its Restricted Subsidiaries may engage in a new business so long as the Company and its Restricted Subsidiaries, taken as a whole, remain substantially engaged in a Permitted Business.

Merger and consolidation

        The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Senior Secured Discount Notes and the Indenture;

  (2)
  immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "—Certain covenants—Limitation on Indebtedness;" and

  (4)
  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

        The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the Accreted Value or principal of and interest on the Senior Secured Discount Notes.

        In addition, the Company will not permit any Note Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless either:

  (1)
  (A) the resulting, surviving or transferee Person will be a corporation, partnership or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not such Note Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Note Guarantor under its Note Guarantee; (B) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing; and (C) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; or

  (2)
  such transaction results in the Company receiving cash or other property (other than Capital Stock representing a controlling interest in the successor entity), and the transaction is made in compliance with the covenant described under "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock."

        Notwithstanding any of the foregoing:

  (A)
  any Restricted Subsidiary may consolidate with, merge into or transfer or lease all or part of its properties and assets to the Company or a Subsidiary that is a Note Guarantor, and

  (B)
  the Company may merge with an Affiliate incorporated solely for (i) the purpose of incorporating the Company or (ii) organizing the Company in another jurisdiction to realize tax or other benefits.

Defaults

        Each of the following is an Event of Default:

  (1)
  a default in any payment of interest (including additional interest, if any) on any Note when due and payable, continued for 30 days;

  (2)
  a default in the payment of Accreted Value or principal of any Note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise;

  (3)
  the failure by the Company or any Note Guarantor to comply with its obligations under the covenant described under "Merger and consolidation" above;

  (4)
  the failure by the Company or any Restricted Subsidiary to comply for 45 days after written notice (specifying the default and demanding that the same be remedied) with any of its obligations under the covenants described under "—Change of control" or "—Certain covenants" above (in each case, other than a failure to purchase Senior Secured Discount Notes);

  (5)
  the failure by the Company or any Restricted Subsidiary to comply for 60 days after written notice (specifying the default and demanding that the same be remedied) with its other agreements contained in the Senior Secured Discount Notes, the Indenture or the Security Documents;

  (6)
  the failure by the Company or any Restricted Subsidiary of the Company to pay the principal amount of any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the aggregate principal amount of such Indebtedness unpaid or accelerated exceeds $10.0 million or its foreign currency equivalent (the "cross acceleration provision") and such failure continues for 30 days after receipt of the notice specified in the Indenture;

  (7)
  certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions");

  (8)
  the rendering of any judgment or decree for the payment of money in excess of $10.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing) or its foreign currency equivalent against the Company, or a Restricted Subsidiary of the Company if such judgment or decree becomes final and nonappealable and remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision"); or

  (9)
  (A) any Note Guarantee, or any Security Document executed by, or any security interest granted thereunder, by a Note Guarantor that is a Material Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture, the Security Documents, the Intercreditor Agreement or the Note Guarantees), except (i) as a result of (x) the Credit Agent's or Trustee's failure to take any action reasonably requested by the Company in order to maintain a valid and perfected Lien on any Collateral or (y) any action taken by the Credit Agent or the Trustee to release any Lien on any Collateral or (ii) Liens on any item of Collateral with a fair market value not exceeding $500,000, (B) any Note Guarantor or Person acting by or on behalf of such Note Guarantor denies or disaffirms such Note Guarantor's obligations under the Indenture, any Note Guarantee or any Security Document and, in each case, such Default continues for 10 days after receipt of the notice specified in the Indenture or (C) the Intercreditor Agreement ceases to be in full force and effect (except as contemplated by the terms of the Indenture, the Security Documents, the Intercreditor Agreement or the Note Guarantees) (the "Note Guarantee provision").

        The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

        However, a default under clauses (4), (5), (6) or (9) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Senior Secured Discount Notes notify the Company of the default and the Company or the Note Guarantor, as applicable, does not cure such default within the time specified in clauses (4), (5), (6) or (9) hereof after receipt of such notice.

        If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Senior Secured Discount Notes by written notice to the Company and the Trustee specifying the Event of Default and that it is a "notice of acceleration" may declare the principal of and accrued but unpaid interest (including additional interest, if any) on all the Senior Secured Discount Notes to be due and payable. Upon such a declaration, such principal and interest (including additional interest, if any) will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest (including additional interest, if any) on all the Senior Secured Discount Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders and if such Event of Default occurs prior to the earlier of (i) the Cash Election Date, and (ii) December 15, 2006, the Company will thereafter be obligated to pay cash interest on each subsequent Interest Payment Date and the Senior Secured Discount Notes will cease to accrete. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Senior Secured Discount Notes may rescind any such acceleration with respect to the Senior Secured Discount Notes and its consequences.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Senior Secured Discount Notes unless:

  (1)
  such Holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  Holders of at least 25% in principal amount of the outstanding Senior Secured Discount Notes have requested the Trustee in writing to pursue the remedy;

  (3)
  such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5)
  the Holders of a majority in principal amount of the outstanding Senior Secured Discount Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Senior Secured Discount Notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

        Subject to certain exceptions, the Indenture, the Senior Secured Discount Notes, the Security Documents or the Intercreditor Agreement may be amended with the written consent of the Holders of a majority in principal amount of the Senior Secured Discount Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Senior Secured Discount Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things:

  (1)
  reduce the amount of Senior Secured Discount Notes whose Holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest (including additional interest, if any) on any Note;

  (3)
  reduce the Accreted Value of or extend the Stated Maturity of any Note;

  (4)
  reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "—Optional redemption" above;

  (5)
  make any Note payable in money other than that stated in the Note;

  (6)
  impair the right of any Holder to receive payment of Accreted Value of, and interest or any additional interest on, such Holder's Senior Secured Discount Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Senior Secured Discount Notes;

  (7)
  make any change in the amendment provisions which require each Holder's consent or in the waiver provisions; or

  (8)
  modify the Note Guarantees in any manner adverse to the Holders.

        Notwithstanding the foregoing, without the consent of Holders representing 66 2/3% in principal amount of the Senior Secured Discount Notes then outstanding, no amendment or waiver may:

  (1)
  release any Collateral from the Lien of the Indenture and the Security Documents (except as permitted by the terms of the Security Documents or the Intercreditor Agreement);

  (2)
  change the provisions applicable to the application of the proceeds from the sale of Collateral; or

  (3)
  change or alter the priority of the security interests in the Collateral.

        Without the consent of any Holder, the Company, the Note Guarantors and the Trustee may amend the Indenture, the Senior Secured Discount Notes, the Security Documents or the Intercreditor Agreement to:

  •
  cure any ambiguity, omission, defect or inconsistency;

  •
  provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

  •
  provide for uncertificated Senior Secured Discount Notes in addition to or in place of certificated Senior Secured Discount Notes (provided that the uncertificated Senior Secured Discount Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Senior Secured Discount Notes are described in Section 163(f)(2)(B) of the Code);

  •
  add additional Guarantees with respect to the Senior Secured Discount Notes or to secure further the Senior Secured Discount Notes;

  •
  add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company;

  •
  make any change that does not materially and adversely affect the rights of any Holder;

  •
  provide for the issuance of the New Notes or any Additional Notes;

  •
  comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA; or

  •
  if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture or Security Documents.

        The consent of the Holders will not be necessary to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to Holders a notice briefly describing such amendment. However, the failure to give such notice to all Holders, or any defect therein, will not impair or affect the validity of the amendment.

        In addition, without the consent of any Holder, the Trustee may amend the terms of the Intercreditor Agreement in order to subject the security interests in the Collateral in respect of any Other First-Priority Obligations, Credit Agreement Obligations, Second-Priority Obligations and Secondary Collateral Obligations to the terms of the Intercreditor Agreement, in each case to the extent such Indebtedness was Incurred, and all Liens on the Collateral held for the benefit of such Indebtedness were granted, pursuant to the Indenture.

        In addition, without the consent of any Holder of Senior Secured Discount Notes, any amendment, waiver or consent agreed to by the Credit Agent or the holders of Credit Agreement Obligations under any provision of any of the security documents granting the first-priority lien on any Collateral to secure the Credit Agreement Obligations will, as such amendment, waiver or consent relates to the

Second-Priority Collateral, automatically apply to the comparable provision of the comparable Security Document entered into in connection with the Senior Secured Discount Notes. Similarly, without the consent of any holder of Second-Priority Obligations, any amendment, waiver or consent agreed to by the Trustee or the Holders of the Senior Secured Discount Notes under any provision of the Security Documents granting the first-priority lien on the First-Priority Collateral will, as such amendment, waiver or consent relates to any second-priority lien securing the Second-Priority Obligations, automatically apply to the comparable provision of the comparable security document entered into connection with the Second-Priority Obligations. We will also be entitled to certain releases of the Collateral or the Note Guarantees as described above under the headings "—Note Guarantees" and "—Security." If the Company wishes under other circumstances to obtain an amendment or waiver or seek a consent under any Security Document or Note Guarantee, it will be entitled to do so if it mails written notice of its request to the Trustee and the Holders of the Senior Secured Discount Notes and it does not receive written objection from Holders of at least 25% in principal amount of the Senior Secured Discount Notes within 20 Business Days after that mailing. If the Company receives such objections, then it will not be entitled to effect that amendment or waiver, and such consent will not be effective, unless the Company obtains the consent of Holders of a majority in outstanding principal amount of the Senior Secured Discount Notes.

Transfer and exchange

        Subject to compliance with the restrictions on transfer and exchange set forth in the Indenture, a Holder will be able to transfer or exchange Senior Secured Discount Notes. Upon any transfer or exchange, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes required by law or permitted by the Indenture. The Company will not be required to transfer or exchange any Senior Secured Discount Note selected for redemption or to transfer or exchange any Senior Secured Discount Note for a period of 15 days prior to a selection of Senior Secured Discount Notes to be redeemed. The Senior Secured Discount Notes will be issued in registered form and the Holder will be treated as the owner of such Senior Secured Discount Note for all purposes.

Defeasance

        The Company may at any time terminate all its obligations under the Senior Secured Discount Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Secured Discount Notes, to replace mutilated, destroyed, lost or stolen Senior Secured Discount Notes and to maintain a registrar and paying agent in respect of the Senior Secured Discount Notes. In addition, the Company may at any time terminate:

  (1)
  its obligations under the covenants described under "—Change of control" and "—Certain covenants"; and

  (2)
  the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Note Guarantee provision described under "—Defaults" above and the limitations contained in clause (3) under the first paragraph of "—Merger and consolidation" above ("covenant defeasance").

        In the event that the Company exercises its legal defeasance option or its covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

        The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Senior Secured Discount Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Senior Secured Discount Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect to Significant Subsidiaries only), (8) or (9) under "—Defaults" above or because of the failure of the Company to comply with clause (3) under the first paragraph of "—Merger and consolidation" above.

        In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest (including additional interest, if any) in respect of the Senior Secured Discount Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the trustee

        Wilmington Trust Company is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Senior Secured Discount Notes.

Governing law

        The Indenture and the Senior Secured Discount Notes are governed by, and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain definitions

        "Accreted Value" as of any date (the "Specified Date") means, with respect to each $1,000 principal amount at maturity of the Senior Secured Discount Notes (subject to the latest sentence of this definition):

  (i)
  if the Specified Date is one of the following dates (each a "Semi-Annual Accretion Date"), the amount set forth opposite each date below:

Semi-Annual Accretion Date	Accreted Value
Issue Date	$736.27
June 15, 2004	$762.87
December 15, 2004	$805.31
June 15, 2005	$850.10
December 15, 2005	$897.39
June 15, 2006	$947.31
December 15, 2006	$1,000.00
  (ii)
  if the Specified Date occurs between two Semi-Annual Accretion Dates, the sum of (a) the Accreted Value for the Semi-Annual Accretion Date immediately preceding the Specified Date and (b) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accretion Date less the Accreted Value of the immediately preceding

    Semi-Annual Accretion Date and (y) the fraction, the numerator of which is the number of days actually elapsed from the immediately preceding Semi-Annual Accretion Date and the denominator of which is 180; or

  (iii)
  if the Specified Date is after December 15, 2006, $1,000.

        For the purposes hereof, if the Specified Date is prior to December 15, 2006 but on or after the date on which the Company elects to commence to pay cash interest (the "Cash Election Date"), all references in this document to Accreted Value in respect of any Note shall be to the aggregate principal amount of such Note, which shall be equal to the Accreted Value of the such Note as of the Cash Election Date determined in accordance with clauses (i) and (ii) above.

        "Additional Assets" means:

  (1)
  any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Permitted Business or any improvement to any property or assets that are used by the Company or a Restricted Subsidiary in a Permitted Business;

  (2)
  Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

  (3)
  Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that:

any such Restricted Subsidiary described in clauses (2) or (3) above is primarily engaged in a Permitted Business.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "—Certain covenants—Limitation on Transactions with Affiliates" and "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Disposition" means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

  (2)
  all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

  (3)
  any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary other than, in the case of (1), (2) and (3) above:

  (A)
  a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

  (B)
  for purposes of the provisions described under "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock" only, the making of a Permitted Investment or a disposition subject to the covenant described under "—Certain covenants—Limitation on Restricted Payments";

  (C)
  sales of accounts receivable and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Entity for the fair market value thereof;

  (D)
  other than with respect to assets that constitute First-Priority Collateral, a disposition of obsolete or worn out property or equipment or property or equipment that is no longer used or useful in the conduct of business of the Company and its Restricted Subsidiaries;

  (E)
  any other disposition of assets with a fair market value, as conclusively determined by senior management of the Company in good faith, of less than $1.0 million;

  (F)
  sales or grants of licenses to use the Company's or any Restricted Subsidiary's patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology or require the licensor to pay any fees for such use;

  (G)
  the disposition of all or substantially all of the assets of the Company in compliance with the covenant described under the heading "—Merger and consolidation"; and

  (H)
  the disposition of any Capital Stock or other ownership interest in or assets or property of an Unrestricted Subsidiary.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Senior Secured Discount Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

  (2)
  the sum of all such payments.

        "Bank Indebtedness" means any and all amounts payable under or in respect of the Credit Agreement, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

        "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of the Board of Directors of the Company.

        "Business Day" means each day which is not a Legal Holiday.

        "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Closing Date" means the date of the Indenture.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means the First-Priority Collateral and the Second-Priority Collateral.

        "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any of its Subsidiaries designed to protect the Company or any of its Subsidiaries against fluctuations in the price of commodities actually at the time used in the ordinary course of business of the Company or its Subsidiaries.

        "Consolidated Coverage Ratio" as of any date of determination means the ratio of:

  (1)
  the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are publicly available ending prior to the date of such determination to

  (2)
  Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

  (A)
  if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

  (B)
  if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (C)
  if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition in excess of $10.0 million, which constitutes all or substantially all of an operating unit of a business, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

    (D)
    if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with and into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

    (E)
    if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment or acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that (a) would be permitted pursuant to Article 11 of Regulation S-X under the Securities Act or (b) have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of any closing) of any facility, as applicable, provided that, such adjustments are set forth in an Officers' Certificate signed by the Company's chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers' Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to the Indenture.

        If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate

Agreement or Currency Agreement applicable to such Indebtedness if such Interest Rate Agreement or Currency Agreement has a remaining term as at the date of determination in excess of 12 months).

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries plus, to the extent Incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense:

  (1)
  interest expense attributable to Capitalized Lease Obligations and the interest expense attributable to operating leases constituting part of a Sale/Leaseback Transaction;

  (2)
  amortization of debt discount and debt issuance costs;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing;

  (6)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary;

  (7)
  net costs associated with Hedging Obligations (including amortization of fees), provided, however, that if Hedging Obligations result in net benefits rather than costs, such benefits shall be credited in determining Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

  (8)
  dividends and distributions declared in respect of all Disqualified Stock of the Company and dividends and distributions declared and paid in respect of all Preferred Stock of any of the Subsidiaries of the Company that is not a Note Guarantor, to the extent held by Persons other than the Company or a Wholly Owned Subsidiary;

  (9)
  interest Incurred in connection with investments in discontinued operations; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which the Company or any Subsidiary of the Company may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

  (A)
  subject to the limitations contained in clauses (4), (5) and (6) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

    (B)
    the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

  (2)
  other than for purposes of clauses (D) and (E) of the definition of Consolidated Coverage Ratio, any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3)
  any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions or loans or intercompany advances by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

  (A)
  subject to the limitations contained in clauses (4), (5) and (6) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed, loaned or advanced by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend, distribution, loan or advance (subject, in the case of a dividend, distribution, loan or advance made to another Restricted Subsidiary, to the limitation contained in this clause) and

  (B)
  the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4)
  any gain (loss) realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (5)
  any extraordinary gain or loss; and

  (6)
  the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purpose of the covenant described under "—Certain covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(4)(C)(vi) thereof.

        "Consolidation" means the consolidation of the amounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

        "Credit Agent" means Deutsche Bank Trust Company Americas, in its capacity as collateral agent for the lenders party to the Credit Agreement or any successor thereto, or any Person otherwise designated the "Credit Agent" pursuant to the Intercreditor Agreement.

        "Credit Agreement" means the credit agreement dated as of the Closing Date, among the Company, Uniplast Industries Co., the financial institutions party thereto as lenders, Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, Deutsche Bank Trust Company Americas, as collateral agent, and JPMorgan Chase Bank, as syndication agent, together with related documents thereto including any guarantee agreements and security documents, as amended, modified, supplemented, restated, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (including any agreement extending the maturity thereof or increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) whether with the original agents and lenders or otherwise and whether provided under the original credit agreement or other credit agreements or otherwise.

        "Credit Agreement Obligations" means (i) all Bank Indebtedness and all other Indebtedness outstanding under one or more of any other First-Lien Credit Facilities that constitutes Permitted Debt or is otherwise permitted under the covenant described in "Limitation on Indebtedness" and that is designated by the Company as "Credit Agreement Obligations" for purposes of the Indenture and is secured by a Permitted Lien described in clause (1)(B) of the definition thereof, (ii) all other obligations (not constituting Indebtedness) of the Company or any Note Guarantor under the Credit Agreement or any such other First-Lien Credit Facility and (iii) all other obligations of the Company or any Note Guarantor in respect of Hedging Obligations or obligations in respect of cash management services that are designated by the Company to be "Credit Agreement Obligations" for purposes of the Indenture. Notwithstanding anything to the contrary in the previous sentence, any Indebtedness and other obligations Incurred under the Credit Agreement or otherwise shall be deemed to constitute Credit Agreement Obligations if the holders of such Indebtedness or other obligations or their agent or representative shall have received a written representation from the Company in, or in connection with, the Credit Agreement or other agreement governing such Indebtedness or other obligations that such Indebtedness constitutes, Credit Agreement Obligations (whether or not such Indebtedness is at any time determined not to have been permitted to be Incurred under the Indenture).

        "Credit Facilities" means, one or more (A) debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments), or (C) instruments or agreements evidencing any other Indebtedness, in each case, as amended, supplemented, modified, extended, renewed, restated or refunded in whole or in part from time to time.

        "Currency Agreement" means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Discharge of Credit Agreement Obligations" means payment in full in cash of the principal of and interest and premium, if any, on all Indebtedness outstanding under the First-Lien Credit Facilities or, with respect to Hedging Obligations or letters of credit outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with such First-Lien Credit Facility, in each case after or concurrently with termination of all commitments to extend credit thereunder, and payment in full of any other Credit Agreement Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal, interest and premium, if any, are paid.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary,

    provided, that any such conversion or exchange shall be deemed an issuance of Indebtedness or an issuance of Disqualified Stock, as applicable); or

  (3)
  is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to 91 days after the Stated Maturity of the Senior Secured Discount Notes; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed Disqualified Stock; provided, further, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock provide that such Person may not repurchase or redeem such Capital Stock pursuant to such provisions unless such Person has first complied with the provisions described under "—Change of control" and the provisions of the covenant described under "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock", as applicable; and provided, further that any class of Capital Stock of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or other payment obligations or otherwise by delivery of Capital Stock that is not Disqualified Stock, and that is not convertible, puttable or exchangeable for Disqualified Stock or Indebtedness, shall not be deemed Disqualified Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that is not Disqualified Stock.

        "Domestic Overdraft Facility" means an overdraft line of credit in a maximum principal amount of $10.0 million at any time outstanding.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

        "EBITDA" for any period means the Consolidated Net Income for such period, excluding the following to the extent included in calculating such Consolidated Net Income:

  (1)
  income tax expense of the Company and its Consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation expense of the Company and its Consolidated Restricted Subsidiaries;

  (4)
  amortization expense of the Company and its Consolidated Restricted Subsidiaries (but excluding amortization expense attributable to a prepaid cash item that was paid in a prior period);

  (5)
  other noncash charges of the Company and its Consolidated Restricted Subsidiaries (excluding any such noncash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period);

  (6)
  income or loss from discontinued operations;

  (7)
  plant closing costs (as defined by GAAP); and

  (8)
  noncash stock-based compensation expense.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and noncash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended, loaned or advanced to the Company by such Restricted Subsidiary without prior approval of Persons other than the Board of Directors or holders of the Company's Capital Stock (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Equity Offering" means any public or private sale of the common stock of the Company, other than any public offering with respect to the Company's common stock registered on Form S-8 or other issuances upon exercise of options by employees of the Company or any of its Restricted Subsidiaries.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Excluded Contribution" means net cash proceeds received by the Company from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which are excluded from the calculation set forth in clause (a)(4)(C) under "—Certain covenants—Limitation on Restricted Payments."

        "Existing Management Stockholders" means each of Harold C. Bevis, R. David Corey, Brian E. Johnson, Len Azzaro and Stanley B. Bikulege.

        "First-Lien Credit Facilities" means (x) the Credit Facilities provided pursuant to the Credit Agreement and (y) any other Credit Facility that, in the case of both clauses (x) and (y), is secured by a Permitted Lien described in clause (1)(B) of the definition thereof and, except for the Credit Facilities provided pursuant to the existing senior bank facilities, is designated by the Company as a "First-Lien Credit Facility" for the purposes of the Indenture.

        "First-Priority Assets" means real property, fixtures and equipment (including any leasehold interest therein) and the Other First-Priority Assets.

        "First-Priority Collateral" means any and all of the following assets and properties now owned or at any time hereafter acquired by the Company or any Note Guarantor and with respect to which a Lien is granted as security for the First-Priority Obligations: (a) all First-Priority Assets, (b) the Notes Collateral Account, (c) all books and records relating to the foregoing and (d) all Proceeds of any and all of the foregoing.

        "First-Priority Obligations" means the Notes Obligations and the Other First-Priority Obligations.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company organized and conducting its principal operations outside the United States.

        "Foreign Subsidiary Asset Disposition" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale/Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of the Capital Stock of any Foreign Subsidiary or any of the property or assets of any Foreign Subsidiary.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entities as are approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

  (2)
  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Commodity Agreement, Interest Rate Agreement or Currency Agreement.

        "Holder" means the Person in whose name a Note is registered on the Registrar's books.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

  (2)
  the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

  (4)
  all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables and other accrued liabilities arising in the ordinary course of business), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

  (5)
  all Capitalized Lease Obligations and all Attributable Debt of such Person;

  (6)
  all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person that is not a Note Guarantor, any Preferred Stock (but excluding, in each case, any accrued dividends);

  (7)
  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

  (A)
  the fair market value of such asset at such date of determination and

  (B)
  the amount of such Indebtedness of such other Persons;

  (8)
  to the extent not otherwise included in this definition, the net obligations under Hedging Obligations of such Person;

  (9)
  to the extent not otherwise included, the amount then outstanding (i.e., advanced, and received by, and available for use by, such Person) under any receivables financing (as set forth in the books and records of such Person and confirmed by the agent, trustee or other representative of the institution or group providing such receivables financing); and

  (10)
  all obligations of the type referred to in clauses (1) through (9) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

Notwithstanding the foregoing, "Indebtedness" shall not include unsecured indebtedness of the Company and its Restricted Subsidiaries Incurred to finance insurance premiums in a principal amount not in excess of the insurance premiums to be paid by the Company and its Restricted Subsidiaries for a three-year period beginning on the date of Incurrence of any such Indebtedness.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        "Intangible Assets" means goodwill, patents, trademarks and other intangibles as determined in accordance with GAAP.

        "Intercreditor Agreement" means that certain intercreditor agreement, dated as of the date of the Indenture, by and among the Company, the Credit Agent, the May 2003 Notes Agent and the Trustee, as amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time.

        "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property (excluding

Capital Stock of the Company) to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Certain covenants—Limitation on Restricted Payments":

  (1)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

  (A)
  the Company's "Investment" in such Subsidiary at the time of such redesignation less

  (B)
  the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation;

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by (i) the senior management of the Company if the amount thereof is less than $2.0 million and (ii) the Board of Directors if in excess thereof; and

  (3)
  the amount of any Investment shall be the original cost as of the date of determination of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value or writeups, write-downs or write-offs with respect to such Investments.

        "Legal Holiday" means a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Material After-Acquired Property" means (i) assets acquired by the Company or any Note Guarantor after the date the Senior Secured Discount Notes are issued which constitute accretions, additions or technological upgrades to the assets that form part of the First-Priority Collateral immediately prior to such accretion, addition or upgrade, (ii) First-Priority Assets of the Company or any Note Guarantor acquired after the date the Senior Secured Discount Notes are issued (or First-Priority Assets of any Note Guarantor that is formed or acquired after the date the Senior Secured Discount Notes are issued) and (iii) any First-Priority Assets acquired by the Company or any Restricted Subsidiary pursuant to clause (a)(2), (a)(3) or (a)(4)(A) of the covenant described under "—Certain covenants—Limitation on Sales of Assets and Subsidiary Stock," other than, in the case of clauses (i) and (ii), assets that are not permitted to be subject to a first-priority security interest for the benefit of the First-Priority Obligations by the terms of any encumbrance or restriction described in clause (4) of the covenant described under "—Certain covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries and Negative Pledges."

        "Material Subsidiary" means, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company accounted for more than 10.0% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of 10.0% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statement of the Company and its consolidated Subsidiaries for such fiscal year prepared in conformity with GAAP.

        "May 2003 Notes" means the $250,000,000 aggregate principal amount of the Company's 11 1/8% senior secured notes due 2009 issued by the Company on May 30, 2003, together with any new notes issued in respect thereof.

        "May 2003 Notes Agent" means Wilmington Trust Company, in its capacity as trustee for the holders of the May 2003 Notes or any successor thereto, or any Person designated as the "May 2003 Notes Agent" pursuant to the Intercreditor Agreement.

        "May 2003 Notes Documents" means the indenture under which the May 2003 Notes were issued, together with related documents thereto, including any guarantee agreements and security documents, as may be amended, modified, supplemented, restated or replaced from time to time.

        "May 2003 Notes Obligations" means the Indebtedness evidenced by the May 2003 Notes, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

        "May 2003 Notes Security Agreement" means the Second Priority Security Agreement securing the May 2003 Notes, as in effect as of the Closing Date.

        "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

  (1)
  all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

  (4)
  the decrease in proceeds from Qualified Securitization Transactions which results from such Asset Disposition; and

  (5)
  appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Note Guarantee" means each Guarantee of the obligations with respect to the Senior Secured Discount Notes issued by a Person pursuant to the terms of the Indenture.

        "Note Guarantor" means any Person that has issued a Note Guarantee.

        "Notes Collateral Account" means an account maintained by the Company in the name of the Trustee with any financial institution reasonably designated by the Trustee into which Net Cash Proceeds in respect of the First-Priority Collateral is required to be deposited pursuant to the Indenture or the Security Documents.

        "Notes Obligations" means the Indebtedness evidenced by the Senior Secured Discount Notes, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

        "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Other First-Priority Assets" means intellectual property and all other types of property in which a security interest is granted pursuant to the May 2003 Notes Security Agreement, other than the Second-Priority Collateral.

        "Other First-Priority Obligations" means any Refinancing Indebtedness in respect of the Senior Secured Discount Notes that is designated by the Company as "Other First-Priority Obligations" for purposes of the Indenture, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Note Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof; provided, however, that if such Refinancing Indebtedness contains or otherwise has the benefit of provisions effectively requiring that proceeds from sales or transfers of property or assets by the Company or any Subsidiary of the Company be applied to repay, redeem or retire, or offer to repay, redeem or retire, such Refinancing Indebtedness, the terms thereof shall be no more favorable to the holders of such Refinancing Indebtedness than those set forth in the Indenture for the benefit of the Holders.

        "Permitted Business" means the design, manufacture and/or marketing of films and flexible packaging products for food, personal care, medical, retail, agricultural, industrial and other applications or any businesses that are reasonably related, ancillary or complementary thereto.

        "Permitted Debt" means any Indebtedness of the Company or any Note Guarantor permitted to be Incurred by the second paragraph under the heading "—Certain covenants—Limitations on Indebtedness."

        "Permitted Holders" means each of (i) J.P. Morgan Partners, LLC and its Affiliates, (ii) Southwest Industrial Films, LLC and its Affiliates, (iii) the Christena Karen H. Durham Trust, (iv) the Existing Management Stockholders and their Related Parties and (v) any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company's Capital Stock.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

  (1)
  the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that after giving effect to such Investment the Company is still in compliance with the covenant under the heading "—Certain covenants—Limitation of Lines of Business";

  (2)
  another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that after giving effect to such Investment the Company is still in compliance with the covenant under the heading "—Certain covenants—Limitation of Lines of Business";

  (3)
  Temporary Cash Investments;

  (4)
  receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances or loans to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans or advances to officers, directors, consultants or employees made (a) in the ordinary course of business and not exceeding $3.0 million in any year or (b) to fund purchases of stock under the Company's 2000 Stock Incentive Plan, 2002 Stock Incentive Plan and any similar plans or employment arrangements;

  (7)
  Capital Stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

  (8)
  any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under "—Certain covenants—Limitation on Sale of Assets and Subsidiary Stock";

  (9)
  any Investment by the Company or a Restricted Subsidiary in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a purchase money note or an equity interest;

  (10)
  Hedging Obligations entered into in the ordinary course of business;

  (11)
  endorsements of negotiable instruments and documents in the ordinary course of business;

  (12)
  assets or securities of a Person acquired by the Company or a Restricted Subsidiary to the extent the consideration for such acquisition consists of Capital Stock (other than Disqualified Stock) of the Company;

  (13)
  Investments in existence on the Closing Date;

  (14)
  Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture, provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation;

  (15)
  Investments in Unrestricted Subsidiaries or joint ventures not to exceed $30.0 million since the Closing Date, plus (A) the aggregate net after-tax amount returned since the Closing Date to the Company or any Restricted Subsidiary in cash on or with respect to any Investments made since the Closing Date in Unrestricted Subsidiaries and joint ventures whether through interest payments, principal payments, dividends or other distributions or payments (including such dividends, distributions or payments made concurrently with such Investment), (B) the net after-tax cash proceeds received since the Closing Date by the Company or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to the Company or a Subsidiary of the Company) and (C) upon redesignation since the Closing Date of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; and

  (16)
  additional Investments since the Closing Date in an aggregate amount not to exceed $15.0 million.

        "Permitted Liens" means:

  (1)
  Liens upon (A) any First-Priority Collateral securing any Indebtedness permitted to be Incurred under the covenant set forth above under the caption "—Certain covenants—Limitation on Indebtedness" and all other obligations of the Company or any Restricted Subsidiary in respect of such Indebtedness not constituting Indebtedness; provided that, (x) unless the Indebtedness secured by such Lien constitutes Other First-Priority Obligations, such Lien does not rank prior to or pari passu with the Liens on the First-Priority Collateral in favor of the Senior Secured Discount Notes and (y) the holder of such Lien (i) becomes party to the Intercreditor Agreement, or agrees to be bound by the terms of the Intercreditor Agreement, and (ii) agrees to have the obligations of the Company and the Note Guarantors that are secured by the property subject to such Lien treated as Second-Priority Obligations thereunder; and (B) any Second-Priority Collateral securing any Indebtedness permitted to be Incurred under the covenant set forth above under the caption "—Certain covenants—Limitation on Indebtedness" and all other obligations of the Company or any Restricted Subsidiary in respect of such Indebtedness not constituting Indebtedness;

  (2)
  Liens securing the Senior Secured Discount Notes, the New Notes, the Additional Notes and the Note Guarantees thereof;

  (3)
  Liens in favor of the Company or any Restricted Subsidiary;

  (4)
  Liens on property of a Person existing at the time such Person is merged with or into or consolidated with or acquired by the Company or any Restricted Subsidiary;

  (5)
  Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary;

  (6)
  Liens to secure Indebtedness (including Capitalized Lease Obligations) permitted by clause (6) of the second paragraph of the covenant set forth under the caption "—Certain covenants—Limitation on Indebtedness" covering only the property, equipment or other assets acquired with such Indebtedness or additions or improvements to such assets;

  (7)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

  (8)
  Liens incurred in the ordinary course of business including, without limitation, judgment and attachment liens of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed in the aggregate $25.0 million at any one time outstanding and that are not incurred in connection with the borrowing of money or the obtaining of advances of credit (other than trade credit in the ordinary course of business, not evidenced by a note and not past due);

  (9)
  Liens in favor of the Trustee, the trustee under the Senior Subordinated Notes Indentures, the warrant agent under the warrant agreement dated as of May 31, 2000 entered into by the Company and any other trustee or warrant agent acting in such capacity with respect to one or more future indentures or agreements so long as the related Indebtedness is permitted to be Incurred under the covenant set forth above under the caption "—Certain covenants—Limitation on Indebtedness";

  (10)
  Liens incurred in connection with Refinancing Indebtedness, but only if such Liens extend to no more assets than the Liens securing the Indebtedness being refinanced; provided that no Liens may be incurred pursuant to this clause (10) in respect of First-Priority Collateral, except to the extent the Liens on such First- Priority Collateral are incurred in connection with Refinancing Indebtedness that Refinanced Indebtedness that was secured by Permitted Liens described under clauses (4), (5) or (6) of the definition thereof;

  (11)
  Liens securing Hedging Obligations;

  (12)
  statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's, or other like Liens (including contractual landlords liens) arising in the ordinary course of business and with respect to amounts not yet delinquent by more than 60 days or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

  (13)
  Liens incurred and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (14)
  Liens to secure Indebtedness of any Foreign Subsidiary (other than Liens described by clause (1)(A) of this definition);

  (15)
  licenses, sublicenses, subleases, easements, zoning restrictions, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

  (16)
  Liens on specific items of inventory or other goods and proceeds thereof of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (17)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and the property relating to such letters of credit and products and proceeds thereof;

  (18)
  any interest or title of a lessor in the property subject to any lease or arising from filing Uniform Commercial Code financing statements regarding leases;

  (19)
  judgment liens in respect of judgments that do not constitute an Event of Default;

  (20)
  Liens existing on the Closing Date;

  (21)
  Liens incurred or deposits made to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

  (22)
  ground leases in respect of real property on which facilities owned or leased by the Company or any of its Restricted Subsidiaries are located;

  (23)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (24)
  leases or subleases granted to other Persons and not interfering in any material respect with the business of the Company and its Restricted Subsidiaries, taken as a whole;

  (25)
  Liens in connection with a Qualified Securitization Transaction incurred in compliance with clause (b)(9) of the covenant under the caption "—Certain covenants—Limitation on Indebtedness";

  (26)
  Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of setoff or similar rights; and

  (27)
  Liens securing insurance premium financing arrangements which are otherwise excluded from the definition of Indebtedness.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to th1e payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class of such Person.

        "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "Proceeds" shall have the meaning assigned to such term in the UCC.

        "Public Market" means any time after:

  (1)
  an Equity Offering has been consummated and

  (2)
  at least 15% of the total issued and outstanding common stock of the Company has been distributed by means of an effective registration statement under the Securities Act.

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer pursuant to customary terms to (a) a Securitization Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of transfer by a Securitization Entity), or may grant a security interest in any accounts receivable (whether now existing or arising or acquired in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

        "Qualified Stock" means any Capital Stock that is not Disqualified Stock.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to Refinance any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture (including Indebtedness of the Company or a Restricted Subsidiary that Refinances Refinancing Indebtedness); provided, however, that:

  (1)
  the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

  (3)
  such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) (whether in U.S. dollars or a foreign currency) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) (in U.S. dollars or such foreign currency, as applicable) then outstanding (plus, without duplication, accrued interest, premium and defeasance costs required to be paid under the terms of the Indebtedness being Refinanced and the fees, expenses, discounts, commissions and other issuance costs incurred in connection with the Refinancing Indebtedness) of the Indebtedness being Refinanced; and

  (4)
  if the Indebtedness being Refinanced is subordinated in right of payment to the Senior Secured Discount Notes or a Note Guarantee of a Note Guarantor, such Refinancing Indebtedness is subordinated in right of payment to the Senior Secured Discount Notes or the Note Guarantee at least to the same extent as the Indebtedness being Refinanced;

        provided further, however, that Refinancing Indebtedness shall not include:

  (A)
  Indebtedness of a Restricted Subsidiary that is not a Note Guarantor that Refinances Indebtedness of the Company or

  (B)
  Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Registration Rights Agreement" means the Exchange and Registration Rights Agreement to be dated as of the Closing Date among the Company, the Note Guarantors and J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc., as Initial Purchasers.

        "Related Parties" means with respect to a Person (a) that is a natural person (1) any spouse, parent or lineal descendant (including adopted children) of such Person or (2) the estate of such Person during any period in which such estate holds Capital Stock of the Company for the benefit of any person referred to in clause (a)(1) and (b) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially owning an interest of more than 50% of which consist of such Person and/or such other Persons referred to in the immediately preceding clause (a).

        "Representative" means the trustee, agent or representative (if any) for an issue of Senior Indebtedness.

        "Restricted Investment" means any Investment other than a Permitted Investment.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than (a) leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or (b) any arrangement whereby the transfer involves fixed or capital assets and is consummated within 120 days after the date the Company or a Restricted Subsidiary acquires or finishes construction of such fixed or capital assets.

        "SEC" means the Securities and Exchange Commission.

        "Secondary Collateral Obligations" means the May 2003 Notes Obligations and any other Indebtedness of the Company and the Restricted Subsidiaries (other than the First-Priority Obligations and the Credit Agreement Obligations) that is secured by a Permitted Lien described in clause (1)(B) of the definition thereof and is designated by the Company as a "Secondary Collateral Obligation" for purposes of the Indenture.

        "Second-Priority Collateral" means any and all of the following assets and properties now owned or at any time hereafter acquired by the Company or any Note Guarantor and with respect to which a Lien is granted as security for the Credit Agreement Obligations or any Secondary Collateral Obligations: receivables, inventory (and Indebtedness arising from loans and advances made to enable the obligors to acquire inventory), payment intangibles (other than payment intangibles that represent tax refunds in respect of, or otherwise relate to, real property, fixtures, equipment or intellectual property), 100% of the capital stock of, or other equity interests in, existing and future Domestic Subsidiaries and Foreign Subsidiaries that are Note Guarantors, and 65% of the capital stock or other equity interests in, existing and future first-tier Foreign Subsidiaries (other than Foreign Subsidiaries that are Note Guarantors), credit card proceeds, investment property, other financial assets, instruments, deposit, securities and commodity accounts (and the cash and other assets contained therein), hedging, commodity and other derivative contracts (and cash and other deposits securing the same), all permits and licenses related to the foregoing (other than permits and licenses related to the ownership or operation of real property, fixtures, equipment or intellectual property), all books and records relating to the foregoing, all general intangibles, chattel paper, instruments and documents to the extent evidencing, governing, securing or otherwise related to the foregoing and all products and proceeds of the foregoing in whatever form received, including proceeds of insurance policies related to the foregoing (including proceeds of business interruption insurance to the extent related to the first 45 days of the covered period for any business interruption), but excluding the Notes Collateral Account (and any cash or other assets held therein in accordance with the Indenture or the Security Documents).

        "Second-Priority Obligations" means Indebtedness of the Company and the Restricted Subsidiaries (other than the Senior Secured Discount Notes and the Other First-Priority Obligations) including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Note Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof that is secured by a security interest in the First-Priority Collateral by a Permitted Lien described in clause (1)(A) of the definition thereof.

        "Securitization Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee, by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

        "Senior Indebtedness" of the Company or any Note Guarantor, as the case may be, means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company or any Note Guarantor, as applicable, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness, the Senior Secured Discount Notes (in the case of the Company), the Note Guarantees (in the case of the Note Guarantors), Other First-Priority Obligations and all other Indebtedness of the Company or any Note Guarantor, as applicable, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Senior Secured Discount Notes or such Note Guarantor's Note Guarantee.

        "Senior Subordinated Notes" of the Company means the $220,000,000 aggregate principal amount of the Company's 13% senior subordinated notes due 2010 issued by the Company on May 31, 2000 and the $100,000,000 aggregate principal amount of the Company's 13% senior subordinated notes due 2010 issued by the Company on April 10, 2002, in each case together with the new notes issued in respect thereof, in such case, to the extent outstanding.

        "Senior Subordinated Notes Indentures" means the indentures dated as of May 31, 2000, and April 10, 2002, among the Company, the subsidiary guarantors party thereto and The Bank of New York, as trustee, under which the Company's Senior Subordinated Notes were issued, each as amended, modified or supplemented from time to time.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable securitization transaction.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

        "Stockholders Agreement" means the Stockholders Agreement among the Company and the holders of the Company's Capital Stock party thereto, as in effect on the Closing Date as amended from time to time, so long as the Permitted Holders own a majority of the Capital Stock subject to such agreement.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Senior Secured Discount Notes pursuant to a written agreement. "Subordinated Obligation" of a Note Guarantor has a correlative meaning.

        "Subsidiary" of any Person means any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, representatives, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

        "Tangible Assets" means Total Assets less Intangible Assets.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency or instrumentality thereof or obligations Guaranteed or insured by the United States of America or any agency or instrumentality thereof;

  (2)
  investments in checking accounts, savings accounts, time deposit accounts, certificates of deposit, bankers' acceptances and money market deposits maturing within 360 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P");

  (5)
  investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's Investors Service, Inc.; and

  (6)
  investments in money market funds that invest substantially all of their assets in securities of the types described in clauses (1) through (5) above.

        "TIA" means the Trust Indenture Act of 1939 (15 U.S.C.—77aaa-77bbbb) as in effect on the Closing Date.

        "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

        "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

        "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "UCC" means the Uniform Commercial Code as from time to time in effect in the State of New York.

        "Unrestricted Subsidiary" means:

  (1)
  Pliant Investment, Inc. and any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company), to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock in or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

  (A)
  the Subsidiary to be so designated at the time of designation has total Consolidated assets of $1,000 or less or

  (B)
  if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled "—Certain covenants—Limitation on Restricted Payments."

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

  (x)
  the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain covenants—Limitation on Indebtedness" and

  (y)
  no Default shall have occurred and be continuing.

        Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying Capital Stock) is owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The global notes

        The New Notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form, without interest coupons that will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee, on behalf of the acquirers of New Notes represented thereby for credit to the respective accounts of the acquirers, or to such other accounts as they may direct, at DTC.

        Except as set forth below, the global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

        All interests in the global notes may be subject to the procedures and requirements of DTC.

Certain book-entry procedures for the global notes

        The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. We will take no responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

        DTC has advised us that it is

  •
  a limited purpose trust company organized under the laws of the State of New York,

  •
  a "banking organization" within the meaning of the New York Banking Law,

  •
  a member of the Federal Reserve System,

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and

  •
  a "clearing agency" registered pursuant to Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

        We expect that pursuant to procedures established by DTC ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

        The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the New Notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in New Notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note

  •
  will not be entitled to have New Notes represented by such global note registered in their names,

  •
  will not receive or be entitled to receive physical delivery of certificated New Notes, and

  •
  will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder.

        Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of Notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such New Notes.

        Payments with respect to the principal of, and premium, if any, and interest on, any New Notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing the New Notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the New Notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

Certificated notes

        If,

  •
  we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation,

  •
  we, at our option, notify the trustee in writing that we elect to cause the issuance of Notes in definitive form under the indenture or

  •
  upon the occurrence of certain other events as provided in the indenture,

then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

        Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        This section describes certain material U.S. federal income tax consequences relating to the ownership and disposition of the Senior Secured Discount Notes. The information provided below is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis. This summary is not binding on the Internal Revenue Service or on the courts; the IRS or courts might interpret the existing authorities differently. In either case, the tax consequences of exchanging, owning or disposing of notes could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of exchange, ownership or disposition of the notes.

        This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes, persons deemed to sell notes under the constructive sale provisions of the Code, persons who hold notes through a partnership or other pass-through entity, persons subject to the alternative minimum tax, or U.S. Holders that have a "functional currency" other than the U.S. dollar). This description generally applies to investors who will hold the notes as "capital assets" within the meaning of Section 1221 of the Code. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

        As used herein, the term "U.S. Holder" means a beneficial holder of a note that is (i) a citizen or resident of the U.S.; (ii) a corporation organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over the administration of such trust and (b) one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust. Persons other than U.S. Holders ("Non-U.S. Holders"), as defined below, are subject to special U.S. federal income tax considerations, some of which are discussed below.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes.

        Furthermore, all persons considering the ownership or disposition of the Senior Secured Discount Notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local tax laws, and tax treaties.

U.S. federal income tax consequences of owning and disposing of the Senior Secured Discount Notes

  Notes issued at a discount—U.S. Holders

        The tax treatment of interest paid on a note depends on whether the interest is "qualified stated interest." Qualified stated interest is any interest on a note having a maturity of more than one year from its issue date that is payable in cash at least annually over the entire term of the note at a single rate. Because we are not obligated to pay cash interest on the notes until after December 15, 2006, none of the stated interest on the notes will constitute qualified stated interest. Instead, each note will be considered to be issued with original issue discount ("OID") equal to the excess of (i) the "stated redemption price" at maturity of the note over (ii) its "issue price." For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a note is the sum of all payments provided by the note. The issue price of a note is the first price at which a substantial amount of the notes are sold. For these purposes, the issue price of a note was $736.27 per $1,000 note.

        Each U.S. Holder will be required to include in income each year, without regard to whether any cash payments of interest are made with respect to the note and without regard to the holder's method of accounting for U.S. federal income tax purposes, a portion of the OID on the note so as to provide a constant yield to maturity. The Regulations permit a holder to use accrual periods of any length from one day to one year to compute accruals of OID, provided that the yield to maturity is adjusted to reflect the yield period selected, and further provided that each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period. Under these rules a holder must include in income increasingly greater amounts of OID in successive accrual periods, unless payments that are a part of the stated redemption price at maturity of a note are made before its final maturity. The amount included in the income of a U.S. Holder each year in this way will be treated as ordinary income. In compliance with U.S. Treasury Regulations, we will provide certain information to the IRS and U.S. Holders that is relevant in determining the amount of OID in each accrual period.

  Sale, repurchase or redemption of the notes—U.S. Holders

        A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale or a redemption. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder (other than amounts attributable to accrued interest not yet taken into income, which will be treated as OID as described above) and the U.S. Holder's adjusted tax basis in the note. The U.S. Holder's adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note, increased by the amount of any OID includible in the U.S. Holder's gross income with respect to the note and decreased by any payments on the note. Such gain or loss will generally be (i) capital gain and (ii) long-term if the holder's holding period in respect of such note is more than one year. Long-term capital gain of non-corporate taxpayers is taxed at lower rates than those applicable to ordinary income. The deductibility of capital loss is subject to certain limitations.

  Information reporting and backup withholding—U.S. Holders

        Payments of interest and OID to U.S. Holders of notes generally will be subject to information reporting. In addition to other reporting obligations, we must also report certain information describing the notes to the IRS within thirty days of this exchange on Form 8281 "Information Return for Publicly Offered Original Issue Discount Instruments." Payments of interest and OID to U.S. Holders of notes generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number and the recipient has not been notified by the IRS that the recipient has failed to report interest or dividends on the recipient's returns. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

  Non-U.S. Holders

        This subsection describes the material U.S. federal income tax consequences of the ownership of notes by a Non-U.S. Holder. Subject to the discussion below concerning backup withholding:

  (a)
  no withholding of U.S. federal income tax will be required with respect to the payment by us or any paying agent of principal or interest (including OID) on a note owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in Section 871 (h) and Section 881 (c) of the Code and the regulations thereunder;

  (b)
  no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a note; and

  (c)
  a note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual satisfies the requirements for the "portfolio interest" exception described in (a) above (without regard to the certification requirement described in (a)(iv) above) and the income on the notes was not effectively connected to the individual's conduct of a trade or business in the United States.

        To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such note, or a financial institution holding the note on behalf of such owner, must provide, in accordance with specified procedures, our paying agent with a statement to the effect that the beneficial owner is not a U.S. Holder. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. Holder (which certification may be made on an IRS Form W-8BEN) or (2) a financial institution holding the note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and, when required, furnishes our paying agent with a copy thereof. The statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence with respect to an offshore account or through certain foreign intermediaries.

        If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest (including OID) made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating the interest paid (or OID accrued) on the note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

        If a Non-U.S. Holder is engaged in a trade or business in the United States, and interest (including OID) on the note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such interest (including OID) on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest (including OID) on a note will be included in such foreign corporation's earnings and profits.

        Any gain or income realized upon the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

        Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies," that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  Information reporting and backup withholding—Non-U.S. Holders

        Generally, we must report annually to the IRS and to a Non-U.S. Holder the amount of interest paid (including OID accrued) to such Non-U.S. Holder and the amount of tax, if any, withheld with respect to such payments. In addition, we must report certain information describing the notes to the IRS within thirty days of this exchange on Form 8281 "Information Return for Publicly Offered Original Issue Discount Instruments." Copies of the information returns reporting such interest payments, OID accruals, any withholding or other information may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        In general, no backup withholding will be required with respect to payments made by us or our paying agent to Non-U.S. Holders if a statement described in (a)(iv) above has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Holder).

        In addition, payments of the proceeds of a sale of a note within the United States or conducted through certain United States related financial intermediaries will be subject to information reporting and, depending on the circumstances, backup withholding, unless the statement described in (a)(iv) above has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. Holder) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        This prospectus has been prepared for use by J.P. Morgan Securities Inc. in connection with offers and sales of the Senior Secured Discount Notes in market-making transactions effected from time to time. J.P. Morgan Securities Inc. may act as a principal or agent in these transactions and may receive compensation in the form of discounts and commissions. These sales will be made at prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which J.P. Morgan Securities Inc. might be required to make in respect thereof.

        As of December 31, 2003, affiliates of J.P. Morgan Securities Inc., beneficially owned approximately 55% of our outstanding common stock, 74% of our detachable warrants to purchase common stock issued in connection with our preferred stock, and 59% of our outstanding preferred stock, subject to certain preemptive rights with respect to 10,000 shares of preferred stock issued on March 25, 2003. In addition, certain of our directors and advisors are associated with an affiliate of J.P. Morgan Securities Inc. See "Management," "Security ownership of certain beneficial owners and management" and "Certain relationships and related transactions—Transactions between Pliant and stockholders—Credit facilities and note offerings."

        We have been advised by J.P. Morgan Securities Inc. that, subject to applicable laws and regulations, J.P. Morgan Securities Inc. currently intends to make a market in the Senior Secured Discount Notes. However, J.P. Morgan Securities Inc. is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk factors."

LEGAL MATTERS

        The validity of the Senior Secured Discount Notes and the note guarantees has been passed upon for us by Sonnenschein Nath & Rosenthal LLP. In rendering its opinion, Sonnenschein Nath & Rosenthal LLP has relied upon Stewart McKelvey Stirling Scales, our special Nova Scotia counsel, for certain legal matters relating to the note guarantees.

EXPERTS

        The consolidated financial statements and financial statement schedule of Pliant Corporation at December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003 and 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and financial statement schedule of Pliant Corporation included in this prospectus as of December 31, 2001 and for the two years then ended have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto appearing herein, and are included herein in reliance upon the authority of said firm as experts in giving said report.

        After completing its audit and issuing its report, Arthur Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp. In May 2002 both our audit committee and our board of directors approved the appointment of Ernst & Young LLP as our independent public accountants to audit our financial statements for fiscal year 2002. Ernst & Young replaced Arthur Andersen, which had served as our independent auditors since 1997. We had no disagreements required to be disclosed pursuant to Item 304 of Regulation S-K with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to the inclusion in this prospectus of its report with respect to the consolidated financial statements and financial statement schedule of Pliant Corporation included in this prospectus as of December 31, 2001 and for the two years then ended, as required by Section 7 of the Securities Act of 1933. Accordingly, we have dispensed with the requirement to file such consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you may not no effective remedy against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen, or any omissions to state a material fact required to be stated therein.

        Arthur Andersen has stopped conducting business before the SEC and has limited assets available to satisfy the claims of creditors. As a result, you may be limited in your ability to recover damages from Arthur Andersen under federal or state law if it is later determined that there are false statements contained in this prospectus relating to or contained in financial data audited by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Pliant Corporation

        We have audited the accompanying consolidated balance sheets of Pliant Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2003. Our audits also included the financial statement schedule for the years ended December 31, 2003 and 2002 listed in the Index at page F-1. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits. The financial statements and schedule of Pliant Corporation as of December 31, 2001 and for the year then ended was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements and schedule in their report dated January 28, 2002, before the restatement and inclusion of additional disclosures referred to in the last paragraph of this report.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pliant Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Notes 1 and 5 to the financial statements, in the year ended December 31, 2002, the Company changed its method of accounting for goodwill.

        As discussed above, the financial statements of Pliant Corporation as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, (SFAS 142) Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to 2001 included (a) agreeing the previously reported net income (loss) to the previously issued financial statements and the adjustments to reported net income (loss) representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income (loss) to reported net income (loss). In our opinion, the disclosures relating to adjusted net income (loss) for 2001 in Note 5 are appropriate. Also, as described in Note 14, the Company changed the composition of its reportable segments in 2003, and the amounts in the 2001 financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 financial statements. Our procedures included (a) agreeing the adjusted amounts of segment net sales, segment profit (loss), segment depreciation and amortization, segment interest expense, segment capital expenditures and segment total assets to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 financial statements of the Company other than with respect to such SFAS 142 transition disclosures and segment adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ ERNST & YOUNG LLP Chicago, Illinois February 27, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Pliant Corporation:

        We have audited the accompanying consolidated balance sheets of Pliant Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pliant Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP Chicago, Illinois January 28, 2002

This report is a copy of the previously issued report covering 2000 and 2001. The predecessor auditor has ceased operations and has not reissued their report.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002 (Dollars in Thousands, Except per Share Data)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,308	$1,635
Receivables:
Trade accounts, net of allowances of $5,776 and $5,583, respectively	99,732	104,157
Other	12,210	14,866
Inventories	95,219	98,022
Prepaid expenses and other	3,809	4,149
Income taxes receivable	1,436	2,368
Deferred income taxes	9,417	8,182

Total current assets	225,131	233,379
PLANT AND EQUIPMENT, net	319,569	350,479
GOODWILL	182,162	203,997
OTHER INTANGIBLE ASSETS, net	19,752	27,034
OTHER ASSETS	40,172	38,314

Total assets	$786,786	$853,203

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES:
Trade accounts payable	$89,800	$113,988
Accrued liabilities:
Interest payable	19,775	16,175
Customer rebates	7,924	10,439
Other	35,947	32,263
Current portion of long-term debt	1,033	14,745

Total current liabilities	154,479	187,610
LONG-TERM DEBT, net of current portion	782,624	721,636
OTHER LIABILITIES	27,493	26,977
DEFERRED INCOME TAXES	27,792	23,836

Total liabilities	992,388	960,059

MINORITY INTEREST	291	192
COMMITMENTS AND CONTINGENCIES (Notes 7 and 12)	—	—
REDEEMABLE STOCK:
Preferred stock—200,000 shares authorized, 140,973 and 130,973 shares outstanding as of December 31, 2003 and December 31, 2002, respectively designated as Series A, no par value with a redemption and liquidation value of $1,000 per share plus accumulated dividends	188,223	150,816
Common stock—60,000 shares authorized, no par value; 29,073 shares outstanding as of December 31, 2003 and 34,240 outstanding as of December 31, 2002 net of related stockholders' notes receivable of $4,258 at December 31, 2003 and $6,754 at December 31, 2002	13,008	13,008

Total redeemable stock	201,231	163,824

STOCKHOLDERS' DEFICIT:
Common stock—no par value; 10,000,000 shares authorized, 542,638 shares outstanding as of December 31, 2003 and December 31, 2002	103,376	103,376
Warrants to purchase common stock	39,133	38,676
Accumulated deficit	(537,052)	(394,420)
Stockholders' notes receivable	(660)	(660)
Accumulated other comprehensive loss	(11,921)	(17,844)

Total stockholders' deficit	(407,124)	(270,872)

Total liabilities and stockholders' deficit	$786,786	$853,203

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)

	2003	2002	2001
NET SALES	$929,406	$879,197	$840,360
COST OF SALES	793,509	714,463	665,092

Gross profit	135,897	164,734	175,268

OPERATING EXPENSES:
Selling, general and administrative	88,733	85,351	88,821
Research and development	7,289	8,124	9,821
Stock—based compensation related to administrative employees	—	—	7,033
Impairment of goodwill and intangible assets	26,415	8,600	—
Impairment of fixed assets	4,844	—	—
Restructuring and other costs	13,801	34,543	(4,588)
Provision for litigation	7,200	—	—

Total operating expenses	148,282	136,618	101,087

OPERATING INCOME (LOSS)	(12,385)	28,116	74,181
INTEREST EXPENSE	(96,424)	(75,284)	(75,988)
OTHER INCOME (EXPENSE), net	(303)	2,276	6,525

INCOME (LOSS) BEFORE INCOME TAXES	(109,112)	(44,892)	4,718

INCOME TAX EXPENSE (BENEFIT):
Current	3,682	3,980	4,204
Deferred	1,508	(5,442)	2,582

Total income tax expense (benefit)	5,190	(1,462)	6,786

NET INCOME (LOSS)	$(114,302)	$(43,430)	$(2,068)

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)

		Class A		Class B
								Warrants to Purchase Common Stock
		Common Stock		Common Stock		Common Stock					Accumulated Other Comprehensive Income/(Loss)
									Accumulated Deficit	Stockholders' Notes Receivable
	Total	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2000	$(206,011)	—	—	—	—	511	$87,989	$26,500	$(312,414)	$(825)	$(7,261)
Comprehensive income:
Net loss	(2,068)								(2,068)
Fair value change in interest rate derivatives classified as cash flow hedges	(2,944)										(2,944)
Foreign currency translation adjustment	557										557

Comprehensive loss	(4,455)
Stock-based compensation related to administrative employees	7,033								7,033
Preferred stock dividend and accretion	(18,907)								(18,907)
Issuance of stock as a result of Uniplast acquisition	15,735					33	15,735
Issuance of warrants with preferred stock	12,215							12,215
Repurchase of common stock and cancellation of notes from management	(111)					(1)	(362)			251
Amortization of discount on Stockholder's note receivable	(42)									(42)

Balance, December 31, 2001	$(194,543)					543	$103,362	$38,715	$(326,356)	$(616)	$(9,648)
Comprehensive income:
Net loss	(43,430)								(43,430)
Minimum pension liability, net of taxes	(937)										(937)
Fair value change in interest rate derivatives classified as cash flow hedges, net of taxes	(2,453)										(2,453)
Foreign currency translation adjustment	(4,806)										(4,806)
Comprehensive loss	(51,626)
Issuance of common stock to management for warrants	—						39	(39)
Preferred stock dividend and accretion	(24,634)								(24,634)
Purchase of stock by directors	63						63
Repurchase of stock from management	(88)						(88)
Amortization of discount on stockholder's note receivable	(44)									(44)

Balance, December 31, 2002	$(270,872)	—	$—	—	$—	543	$103,376	$38,676	$(394,420)	$(660)	$(17,844)

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)

		Class A		Class B
								Warrants to Purchase Common Stock
		Common Stock		Common Stock		Common Stock					Accumulated Other Comprehensive Income/(Loss)
									Accumulated Deficit	Stockholders' Notes Receivable
	Total	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	$(270,872)	—	—	—	—	543	$103,376	$38,676	$(394,420)	$(660)	$(17,844)
Comprehensive income:
Net loss	(114,302)								(114,302)
Minimum pension liability adjustment, net of taxes	(527)										(527)
Fair value change in interest rate derivatives classified as cash flow hedges, net of taxes	3,177										3,177
Foreign currency translation adjustment	3,273										3,273

Comprehensive loss	(108,379)

Issuance of warrants	457							457
Preferred stock dividend and accretion	(28,330)								(28,330)

Balance, December 31, 2003	$(407,124)	—	—	—	—	543	$103,376	$39,133	$(537,052)	$(660)	$(11,921)

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)

	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(114,302)	$(43,430)	$(2,068)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	48,433	46,912	47,017
Impairment of fixed assets	4,844	—	—
Amortization of deferred financing costs	9,862	3,707	—
Deferred income taxes	1,508	(5,442)	2,980
Provision for losses on accounts receivable	1,937	2,635	272
Non-cash compensation expense related to stock options	—	—	7,033
Non-cash plant closing costs	3,260	14,204	(7,615)
Write down of impaired goodwill and intangibles	26,415	8,600	—
(Gain) or loss on disposal of assets	1,452	381	(433)
Minority Interest	99	(79)	271
Changes in operating assets and liabilities—net of effects of acquisitions:
Trade accounts receivable	2,488	12,135	(182)
Other receivables	2,656	(1,565)	(2,857)
Inventories	2,803	(8,505)	2,249
Prepaid expenses and other	340	(950)	(651)
Intangible assets and other assets	(1,072)	(4,704)	1,090
Trade accounts payable	(24,188)	5,180	(15,023)
Accrued liabilities	4,686	9,129	(2,988)
Income taxes payable/receivable	932	145	1,733
Other liabilities	1,203	5,243	(484)

Net cash provided by (used in) operating activities	(26,644)	43,596	30,344

Cash flows from investing activities:
Capital expenditures for plant and equipment	(19,376)	(49,194)	(56,418)
Acquisitions, net of cash acquired	—	(23,164)	(38,778)
Proceeds from sale of assets	—	17,122	7,914

Net cash used in investing activities	(19,376)	(55,236)	(87,282)

Cash flows from financing activities:
Payment of capitalized loan fees	(10,801)	(7,439)	(1,932)
Net proceeds (net of repurchases) from issuance of common stock, preferred stock and warrants	9,532	(3,227)	30,991
(Payments)/Borrowings on long-term debt	—	—	25,930
Proceeds from issuance of senior subordinated notes	250,000	103,752	—
Borrowings (Repayments) under revolver	49,776	—	—
Repayments of term debt and revolver due to refinancing	(252,500)	(80,694)	—

Net cash provided by financing activities	$46,007	$12,392	$54,989

See notes to consolidated financial statements.

	2003	2002	2001
Effect of exchange rate changes on cash and cash equivalents	$1,686	$(3,935)	$3,707

Net increase (decrease) in cash and cash equivalents	1,673	(3,183)	1,758
Cash and cash equivalents, beginning of the year	1,635	4,818	3,060

Cash and cash equivalents, end of the year	$3,308	$1,635	$4,818

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$76,341	$69,207	$69,503

Income taxes	$2,629	$4,884	$(1,594)

        Supplemental schedule of non-cash investing and financing activities:

        On July 16, 2001, certain assets were acquired and certain liabilities were assumed of Uniplast Films Corporation for an initial purchase price of approximately $56 million. The purchase price was paid through a cash payment of approximately $40.3 million to discharge pre-acquisition debt and the issuance of Pliant common stock of approximately $15.7 million to the shareholders of Uniplast. See Note 13 to the Consolidated Financial Statements.

        In 2002 we repurchased $6.5 million of redeemable common stock in exchange for the cancellation of $6.5 million of notes receivable.

See notes to consolidated financial statements.

PLIANT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

        Nature of operations    Pliant Corporation and its subsidiaries (collectively "Pliant") produce polymer-based (plastic), value-added films for flexible packaging, personal care, medical, agricultural and industrial applications. Our manufacturing facilities are located in North America, Latin America, Germany and Australia.

        Principles of Consolidation    The consolidated financial statements include the accounts of Pliant Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition    Sales revenue is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment. Revenue is reduced by rebates made to customers based on an estimate of the amount of the rebate at the time the sale is recorded.

        Accounts Receivable    Accounts receivable consist primarily of amounts due to us from our normal business activities. Accounts receivable amounts are determined to be past due when the amount is overdue based on contractual terms. We maintain an allowance for doubtful accounts to reflect the expected uncollectibility of accounts receivable based on past collection history and specific risks identified among uncollected amounts. Accounts receivable are charged off against the allowance for doubtful accounts when we have determined that the receivable will not be collected. Collateral is generally not required for accounts receivable. One customer represented approximately 5% of consolidated receivables at December 31, 2003 and 2002, respectively.

        Inventories    Inventories consist principally of finished film and packaging products and the raw materials necessary to produce them. Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Resin costs comprise the majority of our total manufacturing costs. Resin shortages or significant increases in the price of resin could have a significant adverse effect on our business.

        Plant and Equipment    Plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated economic useful lives of the assets as follows:

Land improvements	20 years
Buildings and improvements	20 years
Computer Equipment and Software	3-7 years
Machinery and equipment	7-15 years
Furniture, fixtures and vehicles	3-7 years
Leasehold improvements	Lower of useful life (10—20 years or term of lease agreement)

        Maintenance and repairs are charged to expense as incurred and costs of improvements and betterments are capitalized. Upon disposal, related costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in operations.

        Costs incurred in connection with the construction or major rebuild of equipment are capitalized as construction in progress. No depreciation is recognized on these assets until placed in service.

        Goodwill and Other Intangible Assets    Goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to an annual impairment test based on the fair value of the assets. Amortization of other intangible assets is computed using the straight-line method over the estimated economic useful lives of 5-15 years. (See Note 5)

        Impairment of Long-Lived Assets    When events or conditions indicate a potential impairment, we evaluate the carrying value of long-lived assets, including intangible assets, based upon current and expected undiscounted cash flows, and recognize an impairment when the estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between the asset's carrying value and fair value.

        Other Assets    Other assets consist primarily of deferred debt issuance costs, deposits, and spare parts. Deferred debt issuance costs are amortized using a straight line method which approximates the effective yield method.

        Cash and Cash Equivalents    For the purpose of the consolidated statements of cash flows, we consider short-term highly liquid investments with maturity when purchased of three months or less to be cash equivalents. Cash generated outside of the United States is generally subject to taxation if repatriated.

        Income Taxes    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes.

        Derivative Financial Instruments    Our borrowings under the credit facilities are at variable rates of interest and expose us to interest rate risk. The Company has entered into several interest rate derivative contracts in order to comply with the requirements of the agreements to the credit facilities and to reduce the effect of interest rate increases. (See Note 6).

        Foreign Currency Translation    The accounts of our foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an average exchange rate for each month for revenues, expenses, gains and losses. Transactions are translated using the exchange rate at each transaction date. Where the local currency is the functional currency, translation adjustments are recorded as a separate component of stockholders' equity (deficit). Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income within current operations.

        Shipping and Handling Costs    Shipping and handling costs are included in cost of sales.

        Accounting For Stock-Based Compensation Plans    We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock-based compensation plans as they relate to employees and directors. For the year ended December 31, 2001 the Company recorded compensation expense of $7.0 million related to these plans. The Company did not have compensation expense for the years ended December 31, 2003 and 2002. Had compensation cost for all the outstanding options been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," our net loss for the years ended December 31, 2003, 2002 and 2001 would have been the following pro forma amounts (in thousands):

	2003	2002	2001
As reported	$(114,302)	$(43,430)	$(2,068)
Stock compensation expense	—	—	7,033
Pro forma stock compensation expense	(773)	(707)	442

Pro forma	$(115,075)	$(44,137)	$5,407

        The fair market value of each option is estimated on the date of grant using the minimum value option-pricing model based on the following assumptions for 2003, 2002 and 2001 grants, respectively: risk free rate of return of 4.0% in 2003 and 6.0% in 2002 and 2001; expected life of 7 years to 10 years; dividend yield of 0%; and volatility of 0%, The weighted average fair value of the options as determined by the minimum value option-pricing model was $103 per share for 2003 and $202 per share for 2002 and 2001.

        Employees    As of December 31, 2003, we had approximately 3,250 employees, of which approximately 950 employees were subject to a total of 11 collective bargaining agreements that expire on various dates between, February 19, 2004 and March 7, 2007. The collective bargaining agreement covering our Toronto union employees expired on February 19, 2004. We are currently operating under an informal extension of the terms of that agreement and are in negotiations with the union for a new collective bargaining agreement.

        Reclassifications    Certain reclassifications have been made to the consolidated financial statements for comparative purposes.

        New Accounting Pronouncements    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard is effective for financial instruments entered into or modified after May 31, 2003. Through the implementation of SFAS No. 150, we will classify our redeemable preferred stock as a liability and the corresponding dividends as interest expense beginning January 1, 2004. The preferred stock balance at December 31, 2003 was $188.2 million and the quarterly dividends in the first quarter of 2004 will be approximately $6.6 million.

2.    Inventories

        Inventories consisted of the following at December 31 (in dollars in thousands):

	2003	2002
Finished goods	$55,858	$60,758
Raw materials and other	28,551	28,045
Work-in-process	10,810	9,219

Total	$95,219	$98,022

3.    Restructuring and Other Costs

        Restructuring and other costs include plant closing costs (including costs related to relocation of manufacturing equipment), charges for impairment of fixed assets related to plant closures, office closing costs and other costs related to workforce reductions.

        The following table summarizes restructuring and other costs for the three years ended December 31 (in dollars in thousands):

	2003	2002	2001
Plant Closing Costs:
Severance	$163	$4,627	$—
Relocation of production lines	1,568	2,955	3,027
Leases	1,903	—	—
Reversal of Harrington	—	—	(7,615)
Other plant closing costs	5,382	11,438	—
Office closing and workforce reduction costs
Severance	586	6,551	—
Leases	1,357	—	—
Other office closure costs	188	352	—

Total Plant/Office	11,147	25,923	(4,588)

Fixed asset impairments related to plant closures	2,654	8,620	—

Total Restructuring and other costs	$13,801	$34,543	$(4,588)

        Restructuring and other costs for the year ended December 31, 2003 included $2.0 million for fixed asset impairment charges related to the closure of our facility in Shelbyville, IN, $0.7 million related to the closure of our facility in Brazil consisting primarily of fixed asset impairment charges, $2.6 million related to the closure and transfer of the production from our facility in Fort Edward, NY to our facilities in Mexico and Danville, KY, $1.4 million related to the consolidation of two plants in Mexico, $2.6 million related to the closure and transfer of production from our Merced, CA facility, and other costs related to the closure of our Shelbyville, IN facility, our Singapore office and a section of our Toronto facility. In addition, during 2003 we accrued the present value of future lease payments on three buildings we do not currently occupy in an amount equal to $3.3 million.

        Restructuring and other costs for the year ended December 31, 2002 included $19.2 million related to the closure of our plant in Merced, CA, a portion of our plant in Shelbyville, IN, a part of our plant in Toronto, Canada, one of our plants in Mexico, and our Fort Edward, NY facility (acquired as part of the Decora acquisition). In addition, these costs reflect $7.9 million for the costs of relocating several of our production lines related to plant closures and costs associated with production rationalizations at several plants. Restructuring and other costs for 2002 also include $7.4 million related to severance costs, including benefits for several companywide workforce reduction programs that were completed in 2002.

        Restructuring and other costs for the year ended December 31, 2001 included $3.0 million for relocation of production lines offset by a $7.6 million credit related to the reversal of previously accrued closure costs for our Harrington, Delaware plant. In 2001, we decided not to proceed with our previously announced closure of this plant.

        The following table summarizes the roll-forward of the reserve from December 31, 2002 to December 31, 2003 (dollars in thousands):

			Accruals for the Year Ended December 31, 2003
	12/31/2002									12/31/03
							Other Plant Closure Costs
	# Employees Terminated	Accrual Balance	Additional Employees	Severance	Relocated Production Lines	Leases		Total	Payments/ Charges	# Employees Terminated	Accrual Balance
Plant Closing Costs:
Merced	54	$1,527	—	$—	$725	$—	$1,825	$2,550	$(2,842)	54	$1,235
Shelbyville	12	327	(4)	(48)	87	—	327	366	(693)	8	—
Toronto	18	124	(14)	28	114	—	44	186	(310)	4	—
Pliant Solutions	145	1,727	3	49	116	—	2,440	2,605	(3,791)	148	541
Mexico	—	—	17	134	526	—	746	1,406	(1,406)	17	—
Leases	—	641	—	—	—	1,903	—	1,903	(540)	—	2,004

	229	$4,346	2	$163	$1,568	$1,903	$5,382	$9,016	$(9,582)	231	$3,780

Office Closing and Workforce Reduction Costs:
Leases	—	$430	—	$—	$—	$1,357	$—	$1,357	$(658)	—	$1,129
Severance	111	3,580	3	586	—	—	—	586	(3,929)	114	237
Singapore	—	—	—	—	—	—	188	188	(36)	—	152

	111	$4,010	3	$586	$—	$1,357	$188	$2,131	$(4,623)	114	$1,518

Subtotal Plant/Office	340	$8,356	5	$749	$1,568	$3,260	$5,570	$11,147	$(14,205)	345	$5,298

Fixed Asset Impairments related to Plant Closures:
Shelbyville	—	—	—	—	—	—	—	$1,958	—	—	—
Brazil	—	—	—	—	—	—	—	696	—	—	—

	—	—	—	—	—	—	—	$2,654	—	—	—

TOTAL	340	$8,356	5	$749	$1,568	$3,260	$5,570	$13,801	$(14,205)	345	$5,298

Plant Closing Costs:

        2002—In September 2002, we approved a plan to close our production facility in Merced, California and relocate its production lines to our plants in Toronto, Canada and Danville, Kentucky. As of December 31, 2002, we accrued $1.6 million as part of plant closing costs for the severance expenses related to the closure of the Merced facility. The cost of relocating the production lines will be expensed to plant closing costs as incurred. In October 2002, we approved a plan to close our production facility in Shelbyville, Indiana and consolidate its production lines with our Alliant joint venture. As of December 31, 2002 we accrued $0.7 million as part of plant closing costs for severance expenses. Other costs will be expensed to our plant closing costs as incurred. The Shelbyville closure and the Merced closure were completed in the first quarter of 2003.

        In addition, we have commenced a process in 2002 to consolidate our two plants in Mexico. The cost of relocating the production lines is expensed to plant closing costs as incurred. We also incurred $2.3 million in plant closure costs in connection with the closing of our Fort Edward, New York facility (acquired as part of the Decora acquisition) and moving production to our facilities in Mexico and Danville, Kentucky. We also made certain production rationalizations at our Toronto, Canada plant and Calhoun, Georgia plant.

        The following is a summary of the key elements of the 2002 exit plan (dollars in thousands):

	Merced	Shelbyville	Toronto	Decora	Total
Number of employees to be terminated	54	12	18	145	229
Asset Impairment Costs	$678	$7,942	$—	$—	$8,620
Severance Costs	1,647	732	132	2,116	4,627
Other Closure Costs	1,332	4,488	108	2,361	8,289

Total Closure Costs	$3,657	$13,162	$240	$4,477	$21,536

        Utilization of the reserves during 2002 is summarized below (dollars in thousands):

		Utilized
	Accrual during 2002			Balance 12/31/2002
		Non-Cash	Cash
Property and equipment reserves	$8,620	$8,620	$—	$—
Severance costs	4,627	—	1,360	3,267
Other costs	8,289	—	7,851	438

Total	$21,536	$8,620	$9,211	$3,705

        Of the $3.6 million balance remaining as of December 31, 2002, $1.7 million related to the Decora severance and other closure costs.

        As a part of the 2001 Uniplast acquisition the Company approved a plan to close three Uniplast production facilities and reduce the sales and administrative personnel. As of December 31, 2002 the closure of the production plants and reduction of sales and administrative personnel were complete. Severance costs associated with this plan of $3.0 million were accrued as a part of the cost of the acquisition. The cost of relocating production lines to existing Company locations was expensed to plant closing costs as incurred. The Company incurred approximately $3.9 million for these relocation costs in 2002. There is no accrual remaining at December 31, 2002.

        In connection with the closure of our Shelbyville facility in 2002, we determined that the values of several assets relating to this facility were impaired. This facility manufactured re-closable bags and was part of our Flexible Packaging segment. We closed this facility due to low sales volumes of re-closable bags, and we are in the process of disposing of the related assets. The impairment charges totaled $7.9 million, consisting of $5.2 million for equipment, $2.3 million for patents, moulds and intangible assets, and $0.4 million for the plant building. The $4.5 million of other closure costs associated with the closure of the Shelbyville facility consisted of $2.1 million relating to the write off of an equipment lease, $1.5 million of obsolete inventory that was written off, $0.3 million of accounts receivable that were written off and $0.6 million of labor and other costs related to an orderly shut down of the facility. The Shelbyville plant had a pre-tax loss of $1.9 million during the year ended December 31, 2002.

        We also closed our Merced plant as part of the consolidation within our Pliant U.S. segment. As a result, we recorded a $0.7 million charge for the impairment of the land and buildings, which are currently being sold. We do not expect any decrease in earnings as a result of the closure of the Merced plant since production lines and customers have been transferred to other locations.

        2000-2001    During 2000, we approved and announced a strategic initiative to cease operations at our Dallas, Texas; Birmingham, Alabama; and Harrington, Delaware facilities. These facilities represent a portion of our Pliant U.S. segment. The intent of this initiative was to maximize the capacity of other company owned facilities by moving the production from these locations to plants that were not operating at capacity. As a result of this strategic initiative, we recorded a pre-tax charge of $19.4 million which is included as part of plant closing costs in the consolidated statement of operations for the year ended December 31, 2000. Of the $19.4 million, $13.6 million represented a reserve for impaired plant and equipment, $5.0 million represented a charge for severance costs and $0.8 million represented a charge for other closure costs and inventory write-offs. The major actions relating to the exit of these facilities include closing each of the respective facilities, disposal of the related equipment of each facility and termination of the employees of the respective facilities. As of December 31, 2000, we had completed our closure of our Dallas facility. In addition, we completed the closure of our Birmingham facility during the second quarter of 2001.

        During the third quarter of 2001, we analyzed the economics of closing our Harrington facility in light of changes in customer demand and our 2001 acquisition of Uniplast. These changes together with the movement of a production line from our Birmingham plant significantly improved the profitability of the Harrington plant. As a result, we revised our plans to close that facility. During the first six months of 2001, $1.1 million was incurred to downsize the Harrington facility. The remaining balance of the plant closure costs of $7.6 million accrued in 2000 was credited to plant closing costs in the consolidated statement of operations for the year ended December 31, 2001. In addition, we incurred $3.0 million related to the relocation of the production lines acquired as part of the Uniplast acquisition during the year ended December 31, 2001, bringing the total net plant closing costs to a $4.6 million credit.

        The following is a summary of the key elements of the 2000 exit plan, excluding Harrington as management revised their closure plans for that facility in 2001 (dollars in thousands):

	Dallas	Birmingham	Total
Number of employees to be terminated	68	105	173
Book value of property and equipment to be disposed of	$1,593	$8,913	$10,506
Estimated proceeds from disposal	1,200	1,749	2,949

Net write-off from disposal	393	7,164	7,557
Severance costs	588	2,271	2,859
Other closure costs	302	225	527

Total closure costs	$1,283	$9,660	$10,943

        In 2002 we accrued an additional amount for the write-off of assets and other plant closure costs at our Harrington and Birmingham facilities related to the length of time it has taken us to resolve issues related to these closures and vacate these facilities. Utilization of the reserves during 2002 is summarized below in thousands:

		Utilized					Utilized
	Balance 12/31/00				Balance 12/31/01	Additional Accrual			Balance 12/31/02
		Non-Cash	Cash	Reversal			Non-Cash	Cash
Property and equipment reserves	$13,801	$5,001	$—	$6,244	$2,556	$1,043	$3,599	$—	$—
Severance costs	4,371	—	3,170	1,201	—	—	—	—	—
Other costs	585	—	182	170	233	1,170	—	1,403	—
Leases	1,623	—	603	—	1,020	—	—	379	641

Total	$20,380	$5,001	$3,955	$7,615	$3,809	$2,213	$3,599	$1,782	$641

        As of December 31, 2002, all of the expected employee terminations had been completed at our Dallas, Birmingham, and Harrington facilities. We do not anticipate loss of substantial revenue or income from the closure of the facilities due to the fact that their sales volumes were largely transferred to other facilities.

Office Closings and Workforce Reduction Costs

        2002 During the year ended December 31, 2002, we implemented four workforce reduction programs. During the year ended December 31, 2002, 111 employees were terminated, resulting in an estimated annual cost saving, including benefits, of $10.1 million. Total severance cost, including benefits, for these terminations was $6.9 million. The accrual remaining at December 31, 2002 was $3.6 million.

        Total plant closing costs and severance and related costs resulting from the 2002 workforce reductions discussed above have been included as part of restructuring and other costs in the consolidated statement of operations for the year ended December 31, 2002.

        2000-2001 During the fourth quarter of 2000, we approved and announced a cost saving initiative resulting in a company-wide workforce reduction, relocation of the corporate office from Salt Lake City, Utah to the Chicago, Illinois area and closure of the Dallas, Texas divisional office. As a result of this initiative we recorded a pre-tax charge of $7.1 million, which is included as part of selling, general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 2000. The major actions relating to this initiative included a reduction in workforce due to consolidation of duties, and closing the offices in Dallas, Texas and Salt Lake City, Utah.

        The following is a summary of the key elements of this plan (dollars in thousands):

	Workforce Reduction	Relocation of Corporate Office	Closure of Dallas Office	Total
Number of employees	52	36	2	90
Leasehold improvements	$—	$1,000	$—	$1,000
Severance cost	2,940	2,352	21	5,313
Other costs related to leases	—	721	82	803

Total cost	$2,940	$4,073	$103	$7,116

        In the fourth quarter of 2001 an additional $0.9 million was accrued to revise the estimate of future non-cancelable lease costs in excess of income from subleasing. As of December 31, 2002, the remaining reserves related to severance costs and other costs related to leases expected to continue through May, 2004. These reserves are included in other accrued liabilities in the accompanying consolidated balance sheets, while the reserve for impairment related to leasehold improvements has been recorded as a reduction of the net property and equipment balance. Utilization of these reserves during the period ended December 31, 2002 is summarized below (in thousands):

		Utilized				Utilized
	Balance 12/31/00			Additional Accrual	Balance 12/31/01			Balance 12/31/02
		Non-Cash	Cash			Non-Cash	Cash
Leasehold improvements	$1,000	$1,000	$—	$—	$—	$—	$—	$—
Severance cost	3,254	210	2,916	—	128	—	78	50
Other costs related to leases	803	—	545	878	1,136	—	706	430

Total cost	$5,057	$1,210	$3,461	$878	$1,264	$—	$784	$480

        As of December 31, 2002, all of the expected employee terminations had been completed in connection with the workforce reduction, closure of the Salt Lake City and the closure of the Dallas offices.

4.    Plant and Equipment

        The cost and the related accumulated depreciation at December 31 is as follows (in thousands):

	2003	2002
Land and improvements	$7,711	$7,504
Buildings and improvements	65,896	65,004
Machinery and equipment	406,346	396,868
Computer equipment and software	34,729	33,970
Furniture, fixtures and vehicles	10,133	8,413
Leasehold improvements	5,547	4,198
Construction in progress	8,379	9,004

	538,741	524,961
Less accumulated depreciation and amortization	(219,172)	(174,482)

Plant and equipment, net	$319,569	$350,479

        The depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $45.5 million, $43.4 million and $37.3 million, respectively.

        During the year ended December 31, 2003 we recorded an impairment charge to scrap unused fixed assets for $4.8 million. This impairment was a result of the lack of business in one production line in our Pliant U.S segment, one production line in our Flexible segment and several small production lines in our International segment.

5.    Goodwill and Intangible Assets

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142, which was effective for fiscal years beginning after December 15, 2001, requires that ratable amortization of goodwill be replaced with periodic tests of goodwill impairment and that intangible assets, other than goodwill, which have determinable useful lives, be amortized over their useful lives. As required by SFAS 142, the Company stopped amortizing goodwill effective January 1, 2002. The Company has evaluated any possible impairment of goodwill under SFAS 142 guidelines. The Company performed its initial impairment test upon the adoption of SFAS 142 on January 1, 2002. The Company's annual impairment test is conducted on October 1 of each year based on a methodology including prices of comparable businesses and discounted cash flows. Based upon the 2003 annual impairment test the Company has determined that goodwill was fully impaired in the International segment, and the $18.2 million balance related to that reporting unit was written down in the fourth quarter. Also, it has been determined that goodwill was fully impaired in the Solutions segment, and the $3.7 million was written down in the fourth quarter. The valuation method used to test impairment was a combination of (1) net present value of future cash flows and (2) analysis of the trading values of comparable companies. The impairment was a result of lower sales volumes and margins from these segments. In 2002, based on this evaluation, the Company determined that the goodwill in our International segment was impaired, and $8.6 million of goodwill was written down in the fourth quarter.

        Intangible assets, other than goodwill, that have indefinite lives are not amortized. Instead, the Company evaluates the fair value of these assets in connection with its annual impairment test on October 1 of each year. Currently, the Company's only intangible asset, other than goodwill, with an indefinite life is a trademark. The Company determined the fair value of this asset to be $0.5 million as of December 31, 2003 using the royalty savings method. Under the royalty savings method, the fair value of the trademark is estimated by capitalizing the royalties saved because the trademark is owned by the Company and discounting those royalties to a present value equivalent. As a result, we had a write-down of $4.5 million of our trademark.

        We have four operating segments, all of which have goodwill. Our operating segments are consistent with our reporting units as defined in SFAS 142. Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. Goodwill is allocated to the segments based on fair value. During the third quarter of 2002, a portion of goodwill related to the Decora acquisition was allocated to intangible assets as a trademark in connection with the finalization of the purchase price allocation. The changes in the carrying value of goodwill for the year ended December 31, 2002 and 2003 were as follows (in thousands):

	Pliant U.S.	Pliant Flexible Packaging	Pliant International	Pliant Solutions	Corporate/ Other	Total
Balance as of December 31, 2001	$165,941	$13,694	$24,791	$—	$—	$204,426
Goodwill recorded in acquisitions	2,393	—	1,984	3,794	—	8,171
Goodwill impaired	—	—	(8,600)	—	—	(8,600)

Balance as of December 31, 2002	$168,334	$13,694	$18,175	$3,794	$—	$203,997

Adjustment to goodwill	134	—	—	(134)	—	—
Goodwill impaired	—	—	(18,175)	(3,660)	—	(21,835)

Balance as of December 31, 2003	$168,468	$13,694	$—	$—	$—	$182,162

        The changes to goodwill in the year ended December 31, 2002 relate to the Decora acquisition, the Roll-O-Sheets acquisition, adjustments related to the opening balance sheet of the Uniplast acquisition, and impairment of international goodwill.

        Following is a reconciliation of net income/(loss) for the year ended December 31, 2001, between the amounts reported in the 2001 statements of operations and the pro forma adjusted amount reflecting these new accounting rules under SFAS 142 (in thousands):

2001
Net income (loss):
Reported net income (loss)	$(2,068)
Goodwill amortization (net of income taxes)	7,023

Adjusted net income (loss)	$4,955

        Other intangible assets, are as follows as of December 31 (in thousands): As part of the impairment test under SFAS 142, the trademark was impaired and written down by $4.5 million in the fourth quarter of 2003.

	2003		2002
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Other intangible assets:
Customer lists	$25,500	$(7,294)	$25,500	$(6,334)
Trademark—indefinite life	5,000	(4,500)	5,000	—
Other	19,717	(18,671)	19,209	(16,341)

Total	$50,217	$(30,465)	$49,709	$(22,675)

        The weighted average remaining amortization periods for customer lists is 8.7 and 9.8 years for 2003 and 2002, respectively. The weighted average remaining amortization periods for other intangibles is 2.9 and 3.8 years for 2003 and 2002, respectively.

        The estimated amortization for each of the next five years on the other intangible assets included above is as follows (in thousands):

Year Ending December 31
2004	$2,461
2005	2,461
2006	2,405
2007	2,237
2008	1,376

        Amortization expense for other intangible assets was approximately $2.9 million, $3.5 million, and $2.6 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

6.    Long-Term Debt

        Long-term debt as of December 31, consists of the following (in thousands):

	2003	2002
Credit Facilities:
Revolver, variable interest, 7.0% as of December 31, 2003	$—	$28,404
Tranche A and B term loans, variable interest at a weighted average rate of 5.9% as of December 31, 2003	219,575	394,575
Senior secured notes, interest at 11 1/8%	250,000	—
Senior subordinated notes, interest at 13.0% (net of unamortized issue discount, premium and discount related to warrants of $7,598 and $8,312 at 2003 and 2002, respectively)	312,402	311,688
Obligations under capital leases (see Note 7)	856	1,039
Insurance financing, interest at 2.94% as of December 31, 2003	824	675

Total	783,657	736,381
Less current portion	(1,033)	(14,745)

Long-term portion	$782,624	$721,636

        The scheduled maturities of long-term debt by year, as of December 31, 2003 after considering the issuance of the 11 1/8% Senior Secured Discount Notes, as are as follows (in thousands):

Year Ending December 31,
2004	$1,033
2005	182
2006	131
2007	204
2008	61
Thereafter	782,046

Total debt as of December 31, 2003	$783,657

Credit Facilities as of December 31, 2003

        As amended, our credit facilities as of December 31, 2003 consisted of:

  •
  tranche A term loans in an aggregate principal amount of $9.6 million outstanding as of December 31, 2003;

  •
  Mexico term loans in an aggregate principal amount of $24.2 million outstanding as of December 31, 2003;

  •
  tranche B term loans in an aggregate principal amount of $185.8 million outstanding as of December 31, 2003; and

  •
  revolving credit facility in an aggregate principal amount of up to $100 million. Up to $30.0 million (plus an additional amount up to $40.0 million to support certain borrowings by our principal Mexican subsidiary) of the revolving credit facility is available in the form of letters of credit. As of December 31, 2003, $6.7 million letters of credit were outstanding, however, there were no borrowings outstanding.

        This credit facility was terminated on February 17, 2004, as discussed below.

New Revolving Credit Facility

        On February 17, 2004, we entered into a new revolving credit facility providing up to $100 million (subject to a borrowing base). The new revolving credit facility includes a $15 million letter of credit subfacility, with letters of credit reducing availability under our revolving credit facility.

        The new revolving credit facility is secured by a first priority security interest on substantially all inventory, receivables, deposit accounts, 100% of capital stock of, or other equity interests in existing and future domestic subsidiaries and foreign subsidiaries that are note guarantors, and 65% of the capital stock of, or other equity interests in existing and future first-tier foreign subsidiaries investment property and certain other assets of the Company and the note guarantors.

        The new revolving credit facility matures on February 17, 2009. The Company is subject to periodic reporting of a borrowing base consisting of eligible accounts receivable and eligible inventory. The interest rates will be at LIBOR plus 2.5% to 2.75% or ABR plus 1.5%-1.75%. The commitment fees for the unused portion of the new revolving credit facility is 0.50% per annum.

        The borrowings under the new revolving credit facility may be limited to 75% of the lesser of the total commitment at such time and the borrowing base in effect at such time if the fixed coverage ratio defined in the new revolving credit facility is less than or equal to 1.10 to 1.00.

Issuance of 11 1/8% Senior Secured Discount Notes due 2009

        On February 17, 2004 we completed the sale of $306 million ($225.3 million of proceeds) principal at maturity of 11 1/8% Senior Secured Discount Notes due 2009. The proceeds of this offering and the new revolving credit facility (discussed above) were used to repay and terminate the credit facilities that existed at December 31, 2003.

        Unless we elected to pay cash interest as described below, and except under certain limited circumstances, the notes will accrete from the date of issuance at the rate of 11 1/8% until December 15, 2006, compounded semiannually on each June 15 and December 15 commencing June 15, 2004, to an aggregate principal amount of $1,000 per note ($306.0 million in the aggregate assuming no redemption or other repayments). Commencing on December 15, 2006, interest on the notes will accrue at the rate of 11 1/8% per annum and will be payable in cash semiannually on June 15 and December 15, commencing on June 15, 2007.

        On any interest payment date prior to December 15, 2006, we may elect to commence paying cash interest (from and after such interest payment date) in which case (i) we will be obligated to pay cash interest on each subsequent interest payment date, (ii) the notes will cease to accrete after such interest payment date and (iii) the outstanding principal amount at the stated maturity of each note will equal the accreted value of such note as of such interest payment date.

        On or after June 15, 2007, we may redeem some or all of the notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest: 105.563% if redeemed prior to June 15, 2008; 102.781% if redeemed prior to June 15, 2009; and 100% if redeemed on or after June 15, 2009. Prior to such date, we may not redeem the notes except as described in the following paragraph.

        At any time prior to June 15, 2007, we may redeem up to 35% of the accreted value of the notes with the net cash proceeds of certain equity offerings by us at a redemption price equal to 111.125% if the accreted value thereof plus accrued interest, so long as (i) at least 65% of the accreted value of the notes remains outstanding after such redemption and (ii) any such redemption by us is made within 120 days after such equity offering.

11 1/8% Senior Secured Notes due 2009

        On May 30, 2003, we completed the sale of $250 million aggregate principal amount of our 11 1/8% Senior Secured Notes due 2009. The 11 1/8 Senior Secured Notes due 2009 mature on September 1, 2009, and interest is payable on March 1 and September 1 of each year. The net proceeds from the sale of the 11 1/8% Senior Secured Notes due 2009 were used to repay borrowings under our existing credit facilities in accordance with an amendment to our existing credit facilities. The Senior Secured Notes due 2009 rank equally with our existing and future senior debt and rank senior to our existing and future subordinated indebtedness, including the 13% Senior Subordinated Notes due 2010. The 11 1/8% Senior Secured Notes due 2009 are secured, on a second-priority lien basis, by a substantial portion of our assets. Due to this second-priority status, the 11 1/8% Senior Secured Notes due 2009 effectively rank junior to our obligations secured by a first-priority lien on the collateral securing the 11 1/8% Senior Secured Notes due 2009 to the extent of the value of such collateral. In addition, the 11 1/8% Senior Secured Notes due 2009 effectively rank junior to any of our obligations that are secured by a lien on assets that are not part of the collateral securing the 11 1/8% Senior Secured Notes due 2009, to the extent of the value of such assets. The 11 1/8% Senior Secured Notes due 2009 are guaranteed by some of our subsidiaries.

        Prior to June 1, 2006, we may, on one or more occasions redeem up to a maximum of 35% of the original aggregate principal amount of the 11 1/8% Senior Secured Notes due 2009 with the net cash proceeds of one or more equity offerings by us at a redemption price equal to 111.125% of the principal amount thereof, plus accrued and unpaid interest. Otherwise, we may not redeem the 11 1/8% Senior Secured Notes due 2009 prior to June 1, 2007. On or after that date, we may redeem some or all of the 11 1/8% Senior Secured Notes due 2009 at the following redemption prices (expressed as a percentage of principal amount). Plus accrued and unpaid interest: 105.563% if redeemed prior to June 1, 2008; 102.781% if redeemed prior to June 1, 2009; and 100% if redeemed on or after June 1, 2009.

13% Senior Subordinated Notes due 2010

        In 2000, we issued $220 million aggregate principal amount of 13% Senior Subordinated Notes due 2010. In 2002, we issued an additional $100 million of 13% Senior Subordinated Notes due 2010. The 13% Senior Subordinated Notes due 2010 mature on June 1, 2010, and interest on the 13% Senior Subordinated Notes due 2010 is payable on June 1 and December 1 of each year. The 13% Senior Subordinated Notes due 2010 are subordinated to all of our existing and future senior debt, rank equally with any future senior subordinated debt, and rank senior to any future subordinated debt. The 13% Senior Subordinated Notes due 2010 are guaranteed by some of our subsidiaries. The 13% Senior Subordinated Notes due 2010 are unsecured. We may not redeem the 13% Senior Subordinated Notes due 2010 prior to June 1, 2005. On or after that date, we may redeem the 13% Senior Subordinated Notes due 2010, in whole or in part, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest: 106.5% if redeemed prior to June 1, 2006;

104.333% if redeemed prior to June 1, 2007; 102.167% if redeemed prior to June 1, 2008; and 100% if redeemed on or after June 1, 2008.

        The new credit facilities and the indentures relating to the Senior Subordinated Notes impose certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, grant liens, sell our assets and engage in certain other activities.

Interest Rate Risk and Derivative Instruments

        Certain of our borrowings, including borrowings under our new credit facilities, are at variable rates of interest, exposing us to the risk of increased interest rates. Our leveraged position and the covenants contained in our debt instruments may also limit our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures, thus putting us at a competitive disadvantage. We may be vulnerable to a downturn in general economic conditions or in our business or be unable to carry out capital spending that is important to our growth and productivity improvement programs.

        Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. In accordance with the statements, we recognize the fair value of derivatives as either assets or liabilities in the balance sheet. To the extent that the derivatives qualify as a hedge, gains or losses associated with the effective portion are recorded as a component of other comprehensive income while the ineffective portion is recognized in income.

        At the adoption of this pronouncement, we had one interest rate cap agreement, which had been entered into during the fourth quarter of 2000. As a result, the initial adoption of this pronouncement did not result in a material effect to our financial statements.

        We have entered into six interest rate derivative agreements with financial institutions. We use our interest rate derivatives to manage interest rate risk associated with future interest payments on variable rate borrowings under our Credit Facilities. Our interest rate derivative agreements are considered cash flow hedges and consisted of the following as of December 31, 2003 (dollars in millions):

Type	Notional Amount	Variable Rate*	Fixed Rate**	Maturity Dates
Interest rate cap	$128.0	LIBOR	10.00%	12/31/2003
Interest rate cap	30.0	LIBOR	7.25%	02/09/2004
Interest rate collar	40.0	LIBOR	4.15%-7.25%	02/13/2004
Interest rate swap	60.0	LIBOR	5.40%	02/13/2004
Interest rate swap	50.0	LIBOR	4.32%	12/24/2004
Interest rate swap	50.0	LIBOR	3.90%	01/18/2005

*
Three-month LIBOR, as defined; 1.15% as of December 31, 2003

**
Strike for caps; floor and strike for collar; fixed LIBOR for swap agreements.

        The fair value of our interest rate derivative agreements is reported on our consolidated balance sheet at December 31, 2003 and 2002 in other liabilities of approximately $3.6 million and $9.1 million, respectively and in other assets of approximately $0.0 million in 2003 and $0.1 million in 2002. The effective portion of the changes in fair value of these instruments is reported in other comprehensive income. As the hedged contract matures, the gain or loss is recorded as interest expense in the consolidated statement of operations. We monitor the effectiveness of these contracts each quarter. Any changes in fair value of the ineffective portion of the instruments is reported as interest expense in the consolidated statement of operations. The ineffective portion for the years ended December 31, 2003 and 2002 was not material.

        The change in accumulated derivative loss included as a part of accumulated other comprehensive loss as of December 31, is as follows (in thousands):

	2003	2002	2001
Beginning accumulated derivative loss, net of taxes	$5,397	$2,944	$—
Change associated with current period hedge transactions	(3,022)	2,674	2,961
Amount reclassified into earnings	(155)	(221)	(17)

Ending accumulated derivative loss, net of taxes	$2,220	$5,397	$2,944

        We are exposed to credit losses in the event of nonperformance by the counter-party to the financial instrument. We anticipate, however, that the counter-party will be able to fully satisfy its obligations under the contract. Market risk arises from changes in interest rates.

        In the second quarter of 2003 we recorded a charge of $5.3 million to interest expense for previously capitalized financing fees written-off as a result of repayment of a portion of our credit facilities from the proceeds of the 11 1/8% Senior Secured Notes Offering.

7.    Leases

        Capital Leases    We have acquired certain land, building, machinery and equipment under capital lease arrangements that expire at various dates through 2008. At December 31, the gross amounts of plant and equipment and related accumulated amortization recorded under capital leases were as follows (in thousands):

	2003	2002
Land and building	$247	$247
Machinery and equipment	1,072	1,072

Total assets held under capital leases	1,319	1,319
Less: accumulated amortization	(447)	(271)

	$872	$1,048

        The amortization expense is included in depreciation expense.

        Operating Leases We have non-cancelable operating leases, primarily for vehicles, equipment, warehouse, and office space that expire through 2014, as well as month-to-month leases. The total expense recorded under all operating lease agreements in the accompanying consolidated statements of operations is approximately $12.6 million, $10.5 million and $7.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease payments under operating leases and the present value of future minimum capital lease payments (with interest rates between 8.9% and 11.75%) as of December 31, 2003 are as follows (in thousands):

Year Ending December 31	Operating Leases	Capital Leases
2004	$10,628	$287
2005	9,984	238
2006	9,195	243
2007	7,003	228
2008	3,290	62
Thereafter	10,307	—

Total minimum lease payments	$50,407	$1,058

Amounts representing interest		(202)

Present value of net minimum capital lease payments		$856

        During the year ended December 31, 2001 the Company entered into a transaction in which production lines were sold for approximately $7.9 million and leased back to the Company under an operating lease agreement. The production lines were sold for their carrying values, thus no gain or loss was recorded on the transactions.

        During the year ended December 31, 2002, the Company entered into a transaction in which production lines were sold for approximately $15 million ($5 million of which was retained by the lessor as a required security deposit) and leased back to the Company under an operating lease agreement. These production lines were sold for their carrying values, thus no gain or loss was recorded on the transactions.

8.    Income Taxes

        The components of income (loss) before income taxes for the years ended December 31 are as follows (in thousands):

	2003	2002	2001
United States	$(91,882)	$(46,477)	$(5,341)
Foreign	(17,230)	1,585	10,059

Total	$(109,112)	$(44,892)	$4,718

        The following is a summary of domestic and foreign provisions for current and deferred income taxes and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.

        The provisions (benefits) for income taxes for the years ended December 31, are as follows (in thousands):

	2003	2002	2001
Current:
Federal	$—	$—	$23
State	82	261	111
Foreign	3,600	3,719	4,070

Total current	3,682	3,980	4,204

Deferred:
Federal	216	(5,887)	2,021
State	169	(1,848)	179
Foreign	1,123	2,293	382

Total deferred	1,508	(5,442)	2,582

Total income tax expense (benefit)	$5,190	$(1,462)	$6,786

        The effective income tax rate reconciliations for the years ended December 31, are as follows (in thousands):

	2003	2002	2001
Income (loss) before income taxes	$(109,112)	$(44,892)	$4,718
Expected income tax provision (benefit) at U.S. statutory rate of 35%	(38,189)	(15,712)	1,652
Increase (decrease) resulting from:
Goodwill	3,075	—	1,726
State taxes	(3,158)	(1,092)	188
Change in valuation allowance	28,918	8,907	1,078
Foreign rate difference and other, net	14,544	6,435	2,142

Total income tax expense (benefit)	$5,190	$(1,462)	$6,786
Effective income tax rate	4.8%	(3.3)%	143.8%

        Components of net deferred income tax assets and liabilities as of December 31, are as follows (in thousands):

	2003	2002
Deferred income tax assets:
Net operating loss carry forwards	$78,328	$46,157
AMT and foreign tax credit carry forwards	4,755	8,237
Accrued pension costs	8,129	10,531
Accrued employee benefits	4,137	3,374
Accrued plant closing costs	2,235	4,804
Allowance for doubtful trade accounts receivable	366	659
Inventory related costs	2,145	1,326
Other	5,729	4,017

	105,824	79,105
Valuation Allowance	(39,693)	(10,775)

Total deferred income tax assets	66,131	68,330
Deferred income tax liabilities:
Tax depreciation in excess of book depreciation	(76,321)	(70,419)
Amortization of intangibles	(5,113)	(11,002)
Other	(3,072)	(2,563)

Total deferred income tax liabilities	(84,506)	(83,984)

Net deferred income tax liability	$(18,375)	$(15,654)

As reported on consolidated balance sheets:
Net current deferred income tax asset	$9,417	$8,182
Net non-current deferred income tax liability	(27,792)	(23,836)

Net deferred income tax liability	$(18,375)	$(15,654)

        The net operating loss carry forwards for federal tax purposes are approximately $200.1 million. These losses expire in 2020 through 2023. Due to uncertainty regarding realization, valuation allowances of approximately $36.1 million and $3.8 million in 2003 and 2002 respectively have been recorded to offset the deferred tax asset related to the net operating losses.

        The foreign tax credit carry forwards for federal tax purposes are approximately $3.6 million expiring in 2005 through 2008. Due to uncertainty regarding realization, valuation allowances of approximately $3.6 million, $7.0 million and $1.8 million in 2003, 2002 and 2001, respectively have been recorded to offset the deferred tax asset related to the foreign tax credits.

        Undistributed earnings of foreign subsidiaries amounted to approximately $15.5 million as of December 31, 2003. Because such undistributed earnings are considered to be permanently invested, no provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes payable to foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with the calculation.

9.    Employee Benefit Plans

        Defined Contribution Plan    We sponsor a salary deferral plan covering substantially all of our non-union domestic employees. Plan participants may elect to make voluntary contributions to this plan up to 15% of their compensation. We contribute up to 1% of the participants' compensation based on our profits and also match employee contributions up to 2% of the participants' compensation. We expensed approximately $2.0 million, $2.4 million and $2.6 million as our contribution to this plan for the years ended December 31, 2003, 2002 and 2001, respectively.

        Defined Benefit Plans    We sponsor three noncontributory defined benefit pension plans (the "United States Plans") covering domestic employees with 1,000 or more hours of service. We fund our plans in amounts to fulfill the funding requirements of the Employee Retirement Income Security Act of 1974. Contributions are intended to not only provide for benefits attributed to service to date but also for those expected to be earned in the future. We also sponsor a defined benefit plan in Germany (the "Germany Plan"). The consolidated accrued net pension expense for the years ended December 31, 2003, 2002 and 2001 includes the following components (in thousands):

	2003	2002	2001
United States Plans
Service cost-benefits earned during the period	$4,474	$3,845	$3,707
Interest cost on projected benefit obligation	5,157	4,582	4,101
Expected return on assets	(3,476)	(3,698)	(4,183)
Other	517	160	(273)

Total accrued pension expense	$6,672	$4,889	$3,352

Germany Plan
Service cost-benefits earned during the period	$84	$82	$66
Interest cost on projected benefit obligation	81	80	61

Total accrued pension expense	$165	$162	$127

Employer Contributions
2004 Expected to plan trusts	$10,864
Expected Benefit Payments
2004	$2,390
2005	2,520
2006	2,660
2007	2,840
2008	3,085
2009-2013	20,268
	2003	2002	2001
Weighted-Average Assumptions Used to Determine Net Cost
Discounted rate	6.75%	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase (non-union plans)	4.0%	4.0%	4.5%

Long-Term Rate Investment Return Assumption

        The rate of investment return assumption was developed through analysis of historical market returns, current market conditions, and the fund's past experience. Estimates of future market returns by asset category are lower than actual long-term historical returns in order to generate a conservative forecast. Overall, it was projected that funds could achieve a 9.00% return over time.

Investment Strategy

        Our investment portfolio contains a diversified blend of equity and debt securities. Furthermore, equity investments are diversified across domestic and international stocks as well as large and small capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews. The target allocation of equity securities is 70 percent of the plan assets. The target allocation of debt securities is 30 percent of the plan assets. As of December 31, 2003, the actual allocation was 71 percent equity securities and 29 percent debt securities.

Measurement date

        Pliant Corporation uses a measurement date of December 31 for its pension plans.

        The following tables set forth the funded status of the United States Plans and the Germany Plan as of December 31, 2003, 2002, and 2001 and the amounts recognized in the consolidated balance sheets at those dates (in thousands):

	2003	2002	2001
United States Plans
Change in benefit obligation:
Obligation at January 1	$73,003	$60,706	$58,036
Service cost	4,474	3,845	3,707
Interest cost	5,157	4,582	4,101
Plan amendments	122	593	544
Actuarial (gain) loss	7,112	5,388	(3,602)
Other	—	152	—
Benefits paid	(2,499)	(2,263)	(2,080)

Obligation at December 31	$87,369	$73,003	$60,706

Change in plan assets:
Fair value of assets at January 1	$37,071	$41,872	$46,964
Actual return on plan assets	7,146	(3,260)	(4,378)
Employer contributions	7,120	569	1,367
Other	—	153	—
Benefit payments	(2,499)	(2,263)	(2,081)

Fair value of plan assets at December 31	48,838	$37,071	$41,872

Underfunded status at December 31	$38,531	$35,932	$18,833
Unrecognized net actuarial gain (loss)	(15,762)	(12,661)	(333)
Unrecognized prior service cost	(2,415)	(2,469)	(2,017)

Accrued long-term pension liability included in other liabilities	$20,354	$20,802	$16,483

        Amounts recognized in the balance sheet consist of (in thousands):

	2003	2002
Accrued benefit cost	$20,354	$20,802
Additional minimum liability	2,194	2,211
Intangible asset	(773)	(699)
Accumulated other comprehensive income	(1,421)	(1,512)

Accumulated pension liability	$20,354	$20,802

The projected benefit obligation, accumulated benefit obligation, and fair value of assets for the plans were as follows (in thousands):

	2003	2002
Projected benefit obligation	$87,369	$73,003
Accumulated benefit obligation	70,882	59,226
Fair value of Assets	48,838	37,071
Weighted-Average Assumptions as of December 31
Discount rate	6.25%	6.75%
Rate of Compensation increase	4.00%	4.00%
	2003	2002
Germany Plan
Change in benefit obligation:
Obligation at January 1	$1,495	$1,142
Service cost	84	82
Interest cost	81	80
Benefits paid	(22)	(16)
Change due to exchange rate	(139)	303

Obligation at December 31	$1,499	$1,591

Fair value of plan assets at December 31	None	None
Underfunded status at December 31	$1,499	$1,591
Unrecognized net actuarial (loss) gain	(93)	(96)

Accrued long-term pension liability included in other liabilities	$1,406	$1,495

        Assumptions used for future compensation was 1.75% for 2003 and 2.0% for 2002. Discount rates were 5.75% for 2003 and 6.0% for 2002. The cash surrender value of life insurance policies for Germany Plan participants included in other assets in the consolidated balance sheets is approximately $0.5 million as of December 31, 2003 and 2002.

        Effective January 1, 2003 we revised the United States Plans to exclude the participation of new non-union employees in such plans.

        Foreign Plans Other Than Germany    Employees in other foreign countries are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are not significant and are included in the consolidated financial statements in other liabilities.

        Other Plans    As part of the acquisition of Blessings Corporation in 1998, we assumed two supplemental retirement plans covering certain former employees of Blessings Corporation. The liability for these plans included in other liabilities and other comprehensive income at December 31, 2003 was approximately $1.8 million and $0.6 million, respectively. The liability for these plans was included in other liabilities at December 31, 2002 was approximately $2.0 million. This liability was frozen at the time of the acquisition.

10.    Redeemable Stock

        Common Stock    On May 31, 2000, we consummated a recapitalization pursuant to an agreement dated March 31, 2000 ("Recapitalization") among us, our then existing stockholders and an affiliate of J. P. Morgan Partners, LLC, whereby J. P. Morgan Partners, LLC acquired majority control of our common stock. Prior to the Recapitalization, we sold 50,611 shares of Class C nonvoting common stock to employees. As consideration, we received cash of approximately $2.5 million and secured promissory notes for approximately $2.6 million. We redeemed 1,100 of these shares prior to the Recapitalization. An additional 17,967 shares were redeemed in connection with the Recapitalization, and the remaining 31,544 shares were exchanged for the same number of common shares.

        As part of the Recapitalization, we entered into employment agreements with our executive officers serving at that time: Richard P. Durham, Jack E. Knott II, Scott K. Sorensen and Ronald G. Moffitt. The employment agreements established repurchase rights and put options for shares held by these executive officers following the Recapitalization. These repurchase rights allow us to repurchase these shares from the employee in the event of termination for any reason. The put options allow the employees to require us to purchase all of the shares held by the employee in the event of resignation for good reason, death, disability or retirement, subject to the restrictive provisions of our credit facilities or any other agreements. The purchase price under the repurchase rights and the put options is the fair market value of the common stock, as determined in good faith by our board of directors.

        The $2.6 million of notes receivable we originally received as partial consideration for the shares sold prior to the Recapitalization related to shares purchased by Mr. Durham, Mr. Sorensen and Mr. Moffitt. These secured promissory notes bore interest at 7% per annum. These notes were amended in connection with the Recapitalization and were further amended in connection with certain severance arrangements and other events relating to the transition to a new management team. Pursuant to these amendments, interest ceased to accrue on Mr. Sorensen's note as of December 31, 2000, and interest ceased to accrue on Mr. Durham's note and Mr. Moffitt's note as of February 28, 2001. Interest accrued prior to these dates is payable in three annual installments beginning on May 31, 2006 and the principal is due May 31, 2008.

        In connection with the Recapitalization in May 2000, we sold an aggregate of 32,750 shares of additional restricted common stock to Messrs. Durham, Knott, Sorensen and Moffitt for $483.13 per share, the estimated fair market value. We received, as consideration, notes receivable totaling $15.8 million. Under the May 2000 restricted stock purchase agreements related to the restricted common stock, we have repurchase rights, which allow us to repurchase unvested shares from these individuals, if the individuals cease to be employees for any reason. The repurchase rights lapsed with respect to one-sixth of these shares on January 1, 2001. The repurchase rights lapsed with respect to an additional one-sixth of these shares in January 2002 based on the financial results for the year ended December 31, 2001. Vesting for the remainder of the shares is reviewed at the end of each calendar quarter as follows: (a) vesting in full if 100% or more of the applicable target market value of equity is achieved as of the end of the applicable calendar quarter and (b) partial vesting if more than 90% of the applicable target market of equity is achieved as of the end of the applicable calendar quarter. If the applicable targets are below 90% each year, vesting will automatically occur in full on December 31, 2009. The repurchase rights also terminate in the event of certain acceleration events as defined in the agreement. The repurchase price per share is the original price paid by the employee plus interest compounded annually at 7% commencing on the 181st day after the date of termination of the employee through the date on which the shares are actually repurchased. The foregoing repurchase rights with respect to the restricted stock apply only to unvested restricted shares. As discussed above, however, our employment agreements with Messrs. Durham, Knott, Sorensen and Moffitt established additional repurchase rights and put options applicable to all other shares held by these individuals.

        The $15.8 million of secured promissory notes received as consideration for the 32,750 shares of restricted common stock bore interest at 7% per annum. These notes were also modified in connection with the severance arrangements and other events relating to the transition to a new management team. These modifications are described below.

        On December 27, 2000, we entered into a severance agreement with Mr. Sorensen. Under the agreement, we cancelled approximately $133,000 of accrued interest on a note receivable. We repurchased 6,211 shares of restricted stock for $483.13 per share and offset the purchase price against $3.0 million of note principal. In addition, we agreed on January 2, 2001, to repurchase an additional 539 shares of restricted stock for $483.13 per share and offset the purchase price against $260,000 of note principal. The Company's repurchase rights were changed on the remaining 7,423 shares of common stock owned by Mr. Sorensen, whereby the Company agreed not to repurchase the shares until February 28, 2003 at a repurchase price of the greater of the fair market value or the balance on the note receivable. Interest ceased to accrue on the remaining $787,000 balance of the note related to Mr. Sorensen's purchase of stock in 1999. Further, the put option was cancelled. As a result of these modifications, a $323,000 discount on the note receivable balance was recorded as compensation expense. The discount will be amortized to interest income over the remaining term of the note. In the event we determine to repurchase the stock from Mr. Sorensen at an amount that is: (1) greater than the fair value of the stock (i.e. the note balance is greater than the fair value) or (2) greater than the note balance as a result of future increases in fair value of the stock, we will record additional expense.

        On January 22, 2001, we entered into a severance agreement with Mr. Moffitt. Under this agreement, we cancelled approximately $85,000 of accrued interest on a note receivable. We repurchased 3,125 shares of restricted stock for $483.13 per share and offset the purchase price against $1.5 million of note principal. We further agreed to cease charging interest on the remaining $302,000 principal balance of the note receivable related to 625 shares and to cease charging interest on the $262,000 principal balance related to Mr. Moffitt's purchase of stock in 1999. As a result of these interest modifications, a $208,000 discount on the note receivable balance was recorded as compensation expense in the first quarter of 2001. The discount will be amortized to interest income over the remaining term of the note. In addition, the Company's repurchase rights and Mr. Moffitt's put option were changed on the remaining 3,457 shares of common stock held by him. We agreed not to repurchase and Mr. Moffitt agreed not to exercise the put option on the shares until February 28, 2003. The repurchase price and the put option price were changed to be the greater of the fair value of the stock or the balance on the note receivable. Because the fair value of these shares was $483.13 per share on January 22, 2001, compensation expense of $1.0 million was recorded in the first quarter of 2001, which represents the difference between the carrying amount and the fair value of the 2,622 shares of common stock that are subject to the note receivable.

        On February 1, 2001, we amended Mr. Durham's promissory notes that were issued in connection with his purchases of stock in 1999 and 2000. Under the amended notes receivable, interest ceased to accrue, effective December 31, 2000, on one note with a principal balance of $1.6 million and another note with a principal balance of $7.0 million. Further, the notes were modified to remove the full recourse provisions and modify the related pledge agreement. As a result of these modifications, Mr. Durham's purchase of stock for promissory notes will now be accounted for as stock options and will be subject to variable accounting. Accordingly, changes in the fair value of the common stock in excess of the note balance will be recorded as compensation expense until the note is paid in full. In addition, interest income will not be recorded on these notes. As a result of these modifications, a compensation expense of $6.0 million was recorded in the first quarter of 2001.

        On April 21, 2001, we amended the terms of Mr. Knott's promissory note issued in connection with his purchase of stock in 2000. Further, Mr. Knott's note was modified to remove the full recourse provisions and modify the related pledge agreement. As a result of these modifications and the modifications to the other officer's notes in the first quarter of 2001, Mr. Knott's purchase of stock for a promissory note in 2000 will be accounted for as stock options, subject to variable accounting. In addition, interest income will not be recorded on this note with a principal balance of $3.7 million.

        On June 10, 2002, we entered into a separation agreement with Mr. Durham. As of the date of the separation agreement, Mr. Durham owned 28,289 shares of common stock, 12,083 performance-vested shares, 2,417 time-vested shares, warrants to purchase 1,250.48 shares of common stock and 1,232 shares of preferred stock of Pliant. All of Mr. Durham's time-vested shares and 2,416 of Mr. Durham's performance-vested shares had vested as of the date of the separation agreement. Pursuant to the separation agreement, Mr. Durham agreed to convert one of his outstanding promissory notes issued as payment for a portion of his shares into two promissory notes. The first note (the "Vested Secured Note"), in the principal amount of $2,430,798, relates to Mr. Durham's time-vested shares and the vested portion of his performance-vested shares. The second note (the "Non-Vested Secured Note"), in the principal amount of $4,862,099, related to the 9,667 performance-vested shares which had not vested as of the date of the separation agreement. In addition to these notes, Mr. Durham had an additional outstanding promissory note (the "Additional Note"), with a principal amount of $1,637,974, relating to a portion of the shares of common stock held by Mr. Durham. In accordance with the separation agreement, we repurchased and cancelled Mr. Durham's 9,667 unvested shares in exchange for cancellation of the Non-Vested Secured Note on October 3, 2002.

        The separation agreement preserved the put option established by Mr. Durham's employment agreement with respect to his shares. For purposes of this put option, the separation agreement provides that the price per share to be paid by us is $483.13 with respect to common stock, $483.13 less any exercise price with respect to warrants, and the liquidation preference with respect to preferred stock. On July 9, 2002, Mr. Durham exercised his put option with respect to 28,289 shares of common stock, 1,232 shares of preferred stock and warrants to purchase 1,250.48 shares of common stock. Mr. Durham's put option is subject to any financing or other restrictive covenants to which we are subject at the time of the proposed repurchase. Restrictive covenants under our credit facilities limit the number of shares we can currently repurchase from Mr. Durham. On October 3, 2002, as permitted by the covenants contained in our credit facilities, we purchased 8,204 shares from Mr. Durham for a purchase price of $3,963,599 less the outstanding amount of the Additional Note, which was cancelled. In December 2002 we purchased an additional 1,885 shares of common stock from Mr. Durham for an aggregate purchase price of approximately $910,700. As of December 31, 2003, our total remaining purchase obligation to Mr. Durham was approximately $10,623,097, excluding accrued preferred dividends. We were limited to a maximum purchase from Mr. Durham of $5,000,000 of shares in 2003, which purchase may only be made if we meet certain leverage ratios.

        As of December 31, 2003, there were a total of 29,073 outstanding common shares subject to put options as described above, of which 12,765 shares were acquired by the employees for cash from 1997 through 1999. As a result of the put options, the carrying value of all shares subject to put options will be adjusted to fair value at each reporting period with a corresponding offset to shareholders' equity for amounts related to the 12,765 shares and compensation expense for amounts related to the remaining shares until the notes receivable are paid in full.

        Preferred Stock    We are authorized to issue up to 200,000 shares of preferred stock. As of December 31, 2003, 140,973 shares were issued and designated as Series A Cumulative Exchangeable Redeemable Preferred Stock (the "Preferred Stock"). In connection with the Recapitalization, we sold 100,000 shares of Preferred Stock and detachable warrants to purchase 43,242 shares of common stock for net consideration of $98.5 million, net of issuance costs of $1.5 million. We allocated approximately $80.0 million to Preferred Stock and $18.5 million to the warrants based on the relative fair values of the instruments. In connection with the Uniplast acquisition we issued 30,983 shares of Preferred Stock (including 1,983 shares to employees) and detachable warrants to purchase shares of common stock for a consideration of $31.0 million, net of issue costs. We allocated $18.6 million to Preferred Stock, and $12.4 million to the warrants based on the relative fair values of the instruments. The common stock warrants have an exercise price of $0.01 per share and expire on May 31, 2011. In March 2003 we issued 10,000 shares of Preferred Stock and detachable warrants to purchase 43,962 shares of common stock. We allocated $9.5 million to Preferred Stock and $0.5 million to the warrants based on the relative fair values of the instrument. Direct issuance costs of $0.5 million were netted against the proceeds received.

        Dividends on Preferred Stock accrue at an annual rate of 14%. We have the option to pay dividends in cash or to have the dividends accrue and compound quarterly. After May 31, 2005, however, the annual dividend rate increases to 16% unless we pay dividends in cash. The annual dividend rate also increases to 16% if we fail to comply with certain of our obligations or upon certain events of bankruptcy.

        The Preferred Stock is our most senior class of capital stock. We may, at our option, exchange the Preferred Stock for 14% senior subordinated exchange notes so long as such exchange and the associated debt incurrence is permitted by our existing debt instruments. We must redeem the Preferred Stock at a price equal to its liquidation preference of $1,000 per share, plus accumulated dividends, on May 31, 2011. On or after May 31, 2003, we may redeem the Preferred Stock at our option, in whole or in part, at a redemption price equal to the sum of the liquidation preference plus accrued and unpaid dividends multiplied by the following percentages: 107% if redeemed prior to May 31, 2004; 103% if redeemed on or after May 31, 2004 and prior to May 31, 2005; and 100% if redeemed at any time on or after May 31, 2005.

        As a result of the mandatory redemption features, as of December 31, 2003, the carrying value of the Preferred Stock is net of $29.1 million unamortized discount due to detachable warrants to purchase common stock. This unamortized discount is being accreted towards the $141.0 million redemption value at May 31, 2011. In addition, the preferred stock balance as of December 31, 2003 includes $76.3 million for accrued dividends.

        On September 8, 2003, we entered into a separation agreement with Jack E. Knott. As of the date of the separation agreement, Mr. Knott owned 232 shares of our common stock, 6,458 performance-vesting shares (of which 1,291 had vested), 1,292 time-vested shares, options to purchase 8,902 shares of our common stock and 229 shares of our preferred stock. We cancelled 5,167 unvested performance vesting shares owned by Mr. Knott against a note receivable from Mr. Knott for $2.5 million. Pursuant to the terms of the severance agreement, and in addition to the benefits payable to Mr. Knott following a termination without cause under the terms of his employment agreement with us, we agreed: to extend the termination date of his right to exercise his vested options to acquire 8,902 shares of common stock until August 22, 2005; not to exercise our rights to redeem the common stock, vested performance-vesting shares, time-vested shares and preferred stock owned by him until the earlier of a transaction consisting of a sale of us or August 22, 2005; and to pay him a cash payment of $50,000.

11.    Stock Option Plans

        Pursuant to the Recapitalization, we adopted a 2000 stock incentive plan, which, as amended, allows us to grant to employees nonqualified options to purchase up to 65,600 shares of common stock. The option price must be no less than fair market value on the date of grant. Unvested options are forfeited upon the employee's termination of employment. Vested options are forfeited, if not exercised 90 days after the employee's termination of employment. The plan is administered by the board of directors who determines the quantity, terms and conditions of an award, including any vesting conditions. The plan expires on either May 31, 2010 or a date which the board of directors, in its sole discretion, determines that the plan will terminate.

        In August 2002, we adopted our 2002 Stock Incentive Plan. The 2002 plan authorizes grants of incentive stock options, nonqualified stock options and stock bonuses, as well as the sale of shares of common stock, to our employees, officers, directors and consultants of Pliant or any of its subsidiaries. A total of 4,793 shares are authorized for issuance under the 2002 plan. As of December 31, 2003, no options or shares had been granted or sold under the 2002 plan.

        A summary of stock option activity under the 2000 plan is as follows:

	Option Share	Weighted Average Exercise Price
Outstanding at December 31, 2000	22,702	$332.90
Granted	12,865	483.13
Exercised	—	—
Forfeited or cancelled	(730)	483.13

Outstanding at December 31, 2001	34,837	385.22
Granted	20,425	483.13
Exercised	—	—
Forfeited or cancelled	(3,920)	483.13

Outstanding at December 31, 2002	51,342	416.70
Granted	250	483.13
Exercised	—	—
Forfeited or cancelled	(6,580)	483.13

Outstanding at December 31, 2003	45,012	407.25
Exercisable at December 31, 2003	14,731	251.60

        The weighted average remaining contractual life of the options is 5.8 years at December 31, 2003. The options granted prior to January 1, 2001 pursuant to the 2000 plan, as amended, provide for vesting as follows: (1) one-sixth are "time-vested" options or shares, which vested on January 1, 2001, so long as the recipient was still our employee on such date, and (2) the remainder are "performance-vested" options or shares, which vest in increments upon the achievement of performance targets as follows: (a) vesting in full, if 100% or more of the applicable performance target is achieved as of the end of any calendar quarter during the option term and (b) partial vesting if more than 90% of the applicable performance target is achieved as of the end of any calendar quarter during the option term. Moreover, all performance-vested options or shares not previously vested in accordance with the preceding sentence will vest automatically in full on December 31, 2009 so long as the recipient is still our employee on such date. Options granted pursuant to the 2000 plan subsequent to January 1, 2001 vest similarly, except that all of the options are "performance-vested" options, which vest in increments upon the achievement of performance targets.

12.    Commitments and Contingencies

        Environmental Contingencies    Our operations are subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters, and the generation, handling, storage, transportation, treatment, and disposal of waste materials, as adopted by various governmental authorities in the jurisdictions in which we operate. We make every reasonable effort to remain in full compliance with existing governmental laws and regulations concerning the environment.

        Royalty Agreements    We have entered into royalty agreements (the "Agreements") for the right to use certain patents in the production of our Winwrap stretch film. The Agreements require us to pay the patent holder a fee of $.05 for each pound of Winwrap produced and $.10 per pound for each pound of coreless Winwrap produced. The Agreements terminate upon the expiration of the related patents in 2009. During the years ended December 31, 2003, 2002 and 2001, we paid royalties of $2.0 million, $1.5 million, and $1.6 million, respectively, under the Agreements.

        Litigation    On November 19, 2001, S.C. Johnson & Son, Inc. and S.C. Johnson Home Storage, Inc. (collectively, "S.C. Johnson") filed a complaint against us in the U.S. District Court for the District of Michigan, Northern Division (Case No. 01-CV-10343-BC). The complaint alleges misappropriation of proprietary trade secret information relating to certain componentry used in the manufacture of reclosable "slider" bags. We counterclaimed alleging that S.C. Johnson misappropriated certain of our trade secrets relating to the extrusion of flange zipper and unitizing robotics. Both the S.C. Johnson complaint and our counterclaim seek damages and injunctive and declaratory relief. The S.C. Johnson complaint and our counterclaim have been voluntarily submitted to non-binding mediation for the purpose of potential settlement. The mediation took place on February 20, 2004. Negotiations are still ongoing. We are unable to predict whether the case can be settled as a result of the mediation. Any amount we may agree to pay as a result of the mediation and any settlement, if any, we may agree to may be significant, but is not anticipated to have a material adverse effect on our financial condition or results of operations. If the case cannot be settled on a basis acceptable to us, we intend to continue resisting S.C. Johnson's claims and to pursue our counterclaim vigorously.

        On February 26, 2003, former employees of our Fort Edward, NY manufacturing facility, which we acquired as part of the Decora acquisition, named us as defendants in a complaint filed in the Supreme Court of the State of New York, County of Washington (Index No. 4417E). We received service of this complaint on April 2, 2003, and successfully removed the case to the United States District Court for the Northern District of New York (Case No. 1:03cv00533). The complaint alleges claims against us for conspiracy to defraud and breach of contract arising out of our court-approved purchase of the assets of Decora Industries, Inc. and Decora, Incorporated. Plaintiffs' complaint seeks compensatory and punitive damages and a declaratory judgment nullifying severance agreements for lack of consideration and economic duress. We intend to resist the plaintiffs' claims vigorously. We do not believe this proceeding will have a material adverse affect on our financial condition or results of operations.

        We are involved in other litigation matters from time to time in the ordinary course of our business. In our opinion, none of such litigation is material to our financial condition or results of operations.

        In the fourth quarter of 2003 we accrued $7.2 million for the estimated costs of certain litigation matters.

13.    Acquisitions

        In May 2002, we acquired substantially all of the assets and assumed certain liabilities of Decora Industries, Inc. and its operating subsidiary, Decora Incorporated (collectively, "Decora"), a New York based manufacturer and reseller of printed, plastic films, including plastic films and other consumer products sold under the Con-Tact® brand name. Our purchase of Decora's assets was approved by the United States Bankruptcy Court. The purchase price was approximately $18 million. The purchase price was negotiated with the creditors committee and was paid in cash using borrowings from our existing revolving credit facility. The assets purchased consisted of one plant in Fort Edward, New York, and related equipment used by Decora primarily to print, laminate and convert films into adhesive shelf liner. We have commenced the process of closing the Decora plant in Fort Edward, New York and have moved the production to our facilities in Mexico and Danville, Kentucky. This purchase expands our product base to a new market. In addition, we expect to realize synergies from lower costs and administrative expenses. In addition to the purchase price of $18 million, we have accrued $5.2 million of liabilities, of which $4.4 million was for severance payments related to restructuring of the plant and is discussed in Footnote 3, "Restructuring and Other Costs"; the remaining $0.8 million balance related to acquisition costs and was fully utilized in 2002. We sold our Fort Edward, New York plant on September 30, 2002 for $2.1 million and leased it back for $1 for up to twelve months. Results of operations from the date of acquisition are included in the consolidated statement of operations.

        The aggregate purchase price of $23.2 million, including accrued liabilities related to acquisition costs and severance payments, has been allocated to assets and liabilities. The allocation is as follows (dollars in thousands):

Current Assets	$15,805
Property Plant and Equipment	4,961
Goodwill	3,794
Intangible Assets-Trademark	5,000
Current Liabilities	(6,312)

Total Purchase Price	$23,248

        Since the intangible assets have an indefinite life there is no amortization. The amortization of goodwill is deductible for tax purposes.

        The pro forma results of operations for the years ended December 31, (assuming the Decora acquisition had occurred on January 1, 2002 and January 1, 2001, respectively) are as follows (dollars in thousands):

Year Ended December 31	2002	2001
Net sales	$894,505	$889,411
Net loss	$(45,059)	$(14,592)

        The pro forma results reflect certain non-recurring items. The net loss for the year ended December 31, 2001 include results from a division that was sold by Decora in 2001. The net loss reflects the write down of goodwill and long-lived assets and reorganization costs related to the bankruptcy that are considered non-recurring. The reorganization items were $0.6 million and $2.3 million for the years ended December 31, 2002 and 2001, respectively. The effective income tax rate for pre-acquisition results of operations of Decora was 0% due to the net operating losses and valuation allowances.

        On August 15, 2002, we purchased substantially all of the assets and assumed certain liabilities of the business of Roll-O-Sheets Canada Limited ("Roll-O-Sheets"). The Roll-O-Sheets business consists of one plant in Barrie, Canada primarily engaged in the conversion and sale of PVC and polyethylene film for the food industry. In addition, the business includes the distribution of polyester film and polypropylene food trays and other food service products. Detailed financial information and pro forma results are not presented as they are not material to our consolidated financial statements.

        Uniplast Holdings    On July 16, 2001, we acquired 100% of the outstanding stock of Uniplast Holdings, Inc. ("Uniplast") for an initial purchase price of approximately $56.0 million, consisting of the assumption of approximately $40.3 million of debt and the issuance of shares of our common stock valued at approximately $15.7 million to the selling shareholders of Uniplast. We believe that this acquisition resulted in significant synergies to the combined operations and increased the market share in a number of our market segments. At the closing of the acquisition, we refinanced approximately $37.0 million of assumed debt with the proceeds from a private placement of 29,000 shares of preferred stock at $1,000 per share and borrowings under our revolving credit facility. In connection with the Uniplast acquisition, we entered into an amendment of our credit facilities and incurred amendment fees of $1.4 million. In addition, we also issued 1,983 shares of our preferred stock at $1,000 per share, together with warrants to purchase 2,013 shares of common stock, to certain employees of the Company. We also incurred $0.9 million of legal and administrative expenses. We recorded $14.4 million as intangible assets and $21.9 million as goodwill as a result of this acquisition. The intangible assets are being amortized over 15 years while the goodwill is not being amortized. The operating results for Uniplast from July 16, 2001 are included in the statement of operations for the year ended December 31, 2001.

        During 2002 we made adjustments to the carrying value of Uniplast assets and the initial purchase price totaling $3.3 million. The final purchase price including adjustments made during 2002 to the initial purchase price of $56.0 million has been allocated to assets and liabilities as follows:

(in millions)
Current Assets	$19.3
Property Plant and Equipment	20.6
Intangible Assets	14.4
Goodwill	21.9
Current Liabilities	(13.1)
Long-term Liabilities	(3.8)

Total Purchase Price	$59.3

        Our pro forma results of operations for the year ended December 31, 2001 (assuming the Uniplast acquisition had occurred as of January 1, 2001) are as follows (in thousands):

2001
Revenues	$882,860
Net income (loss)	(424)

14.    Operating Segments

        Operating segments are components of our business for which separate financial information is available that is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. This information is reported on the basis that it is used internally for evaluating segment performance.

        During the first quarter of 2003, we reorganized our operations under four operating segments. Segment information in this report with respect to 2002 and 2001 has been restated to reflect this reorganization.

        The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Sales and transfers between our segments are eliminated in consolidation. We evaluate the performance of our operating segments based on net sales (excluding intercompany sales) and segment profit. The segment profit reflects net income adjusted for interest expense, income taxes, depreciation, amortization, restructuring and other costs and other non-cash charges (principally the impairment of goodwill, intangible assets and fixed assets). Our reportable segments are managed separately with separate management teams, because each segment has differing products, customer requirements, technology and marketing strategies.

        Segment profit and segment assets as of and for the years ended December 31, 2003, 2002 and 2001 are presented in the following table (in thousands). Certain reclassifications have been made to the prior year amounts to be consistent with the 2002 presentation.

	Pliant U.S.	Pliant Flexible Packaging	Pliant International	Pliant Solutions	Corporate / Other	Total
2003
Net sales to customers	$568,662	$217,086	$108,731	$34,927	$—	$929,406
Intersegment sales	11,392	3,548	9,715	—	(24,655)	—

Total net sales	580,054	220,634	118,446	34,927	(24,655)	929,406
Depreciation and amortization	26,852	8,477	8,386	1,537	3,181	48,433
Interest expense	6	63	2,532	20	93,803	96,424
Segment profit (loss)	88,164	30,885	6,416	(11,770)	(31,479)	82,216
Segment total assets	480,558	140,295	83,327	20,708	61,898	786,786
Capital expenditures	5,093	5,512	5,386	2,337	1,048	19,376
2002
Net sales to customers	$535,636	$207,008	$108,263	$28,290	$—	$879,197
Intersegment sales	20,877	4,639	1,104	—	(26,620)	—

Total net sales	556,513	211,647	109,367	28,290	(26,620)	879,197
Depreciation and amortization	18,264	8,126	6,246	1,195	13,081	46,912
Interest expense	25	100	2,122	23	73,014	75,284
Segment profit (loss)	85,504	32,485	15,591	2,768	(14,731)	121,617
Segment total assets	508,387	151,370	103,971	27,625	61,850	853,203
Capital expenditures	24,680	9,828	9,004	43	5,639	49,194
2001
Net sales to customers	$530,730	$205,337	$104,293	$—	$—	$840,360
Intersegment sales	14,461	4,769	101	—	(19,331)	—

Total net sales	545,191	210,106	104,394	—	(19,331)	840,360
Depreciation and amortization	16,799	9,199	6,043	—	14,976	47,017
Interest expense	39	20	3,302	—	72,627	75,988
Segment profit (loss)	97,915	38,582	19,359	—	(14,024)	141,832
Segment total assets	528,277	156,705	113,417	—	53,284	851,683
Capital expenditures	33,767	14,782	2,684	—	5,185	56,418

        A reconciliation of the totals reported for the operating segments to the totals reported in the consolidated financial statements is as follows (in thousands):

	2003	2002	2001
Profit or Loss
Total segment profit	$82,216	$121,617	$141,832
Depreciation and amortization	(53,277)	(46,912)	(47,017)
Impairment of Goodwill and Intangible assets	(26,415)	(8,600)	—
Restructuring and other costs	(13,801)	(34,543)	4,588
Interest expense	(96,424)	(75,284)	(75,988)
Other expenses and adjustments for non-cash charges and certain adjustments defined by our credit agreement	(1,411)	(1,170)	(18,697)

Income (loss) before taxes	$(109,112)	$(44,892)	$4,718

Assets
Total assets for reportable segments	$724,888	$791,353	$798,399
Other unallocated assets	61,898	61,850	53,284

Total consolidated assets	$786,786	$853,203	$851,683

        There were no sales to a single customer in 2003 or 2002 that was more than 10% of consolidated net sales. Sales to a single customer and its affiliates represented approximately 13% of consolidated net sales in 2001.

15.    Warrants Outstanding

        The following warrants were issued and outstanding as of December 31:

	2003	2002
Issued with the senior subordinated notes	18,532	18,532
Issued in connection with recapitalization transaction	43,242	43,242
Issued in connection with Uniplast acquisition	31,003	31,003
Issued in connection with the March 2003 Preferred Stock issuance	43,962	—

Total outstanding	136,739	92,777

        As of December 31, 2003, 136,739 warrants were exercisable at an exercise price of $0.01 per share. The Company has reserved up to 136,739 shares of common stock for issuance upon the exercise of issued and outstanding warrants.

16.    Estimated Fair Value of Financial Instruments

        The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In the case of cash and cash equivalents, accounts receivable and accounts payable, the carrying amount is considered a reasonable estimate of fair value. The fair value of fixed and floating rate debt in 2003 and 2002 was obtained from market quotes. Fair value estimates are made at a specific point in time. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, interest rate levels, and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined or relied on with any degree of certainty. Changes in assumptions could significantly affect the estimates. See Note 6 for interest rate derivative information.

        Below is a summary of our financial instruments' carrying amounts and estimated fair values as of December 31, (in thousands):

	2003		2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$3,308	$3,308	$1,635	$1,635
Accounts receivable	99,732	99,732	104,157	104,157

Total financial assets	$103,040	$103,040	$105,792	$105,792

Financial liabilities:
Floating rate debt	$219,575	$219,575	$422,979	$422,979
Fixed rate debt	564,082	562,800	313,402	288,000
Accounts payable	89,800	89,800	113,988	113,988

Total financial liabilities	$873,457	$872,175	$850,369	$824,967

17.    Related-Party Transactions

        J.P. Morgan Partner and Affiliates    JPMorgan Chase Bank is the syndication agent, and its affiliate, J.P. Morgan Chase & Co., is a lender under our credit facilities. Both JPMorgan Chase Bank and J.P. Morgan Chase & Co. receive customary fees under the credit facilities for acting in such capacities including approximately $1.2 million in 2002 and $0.9 million in 2003. JPMorgan Chase Bank was also a lender under our prior credit facility, and as a result, received a portion of the proceeds from the financing for the Recapitalization and related transactions. Chase Securities Inc. was one of the initial purchasers in the offering of the $220.0 million aggregate principal amount of 13% senior subordinated notes due 2010, and was also the dealer manager for the debt tender offer and consent solicitation relating to our 9 1/8% senior subordinated notes due 2007 and received customary fees for acting in such capacities. Each of JPMorgan Chase Bank, J.P. Morgan Chase & Co. and Chase Securities Inc. are affiliates of Southwest Industrial Films, LLC, which owns approximately 55% of our outstanding common stock and currently has the right under the stockholders' agreement to appoint four of our directors, and of Flexible Films, LLC, which, together with affiliates, owns approximately 59% of our Preferred Stock, subject to certain preemptive rights with respect to 10,000 shares of Preferred Stock issued on March 25, 2003.

18.    Accumulated Other Comprehensive Income/(Loss)

        The components of accumulated other comprehensive income/(loss) as of December 31, were as follows (in thousands):

	2003	2002
Minimum pension liability, net of taxes of $575 and $575	$(1,464)	$(937)
Fair value change in interest rate derivatives classified as cash flow hedges, net of taxes of $1,420 and $3,450	(2,220)	(5,397)
Foreign currency translation adjustments	(8,237)	(11,510)

Accumulated other comprehensive income/(loss)	$(11,921)	$(17,844)

        Due to the February 2004 termination of the credit facilities that existed at December 31, 2003, the balance in the other comprehensive income related to interest rate derivatives of $2.2 million ($3.6 million pre-tax) will be charged to interest expense in the first quarter of 2004.

19.    Condensed Consolidating Financial Statements

        The following condensed consolidating financial statements present, in separate columns, financial information for (i) Pliant Corporation (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries (as specified in the Indenture dated May 31, 2000 (the "2000 Indenture") relating to Pliant Corporation's $220 million senior subordinated notes due 2010 (the "2000 Notes") and the Indenture, dated April 10, 2002 (the "2002 Indenture" and, together with the 2000 Indenture, the "Indentures"), relating to Pliant's $100 million senior subordinated notes due 2010 (the "2002 Notes" and, together with the 2000 Notes, the "Notes") on a combined basis, with any investments in non-guarantor subsidiaries specified in the Indentures recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for Pliant Corporation and its subsidiaries on a consolidated basis, and (v) Pliant Corporation on a consolidated basis, in each case as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. The Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary and each guarantor subsidiary is 100% owned, directly or indirectly, by Pliant Corporation within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to Pliant Corporation except from our Alliant joint venture. The condensed consolidating financial statements are presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because management believes that separate financial statements relating to the guarantor subsidiaries are not material to investors.

        In 2001, our Blessings subsidiary was merged with and into Pliant. Accordingly, this former guarantor subsidiary company is now included as part of the "Pliant Corporation Parent Only" column for all periods presented.

Condensed Consolidating Balance Sheet
As of December 31, 2003
(In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
ASSETS
Current assets:
Cash and cash equivalents	$—	$552	$2,756	$—	$3,308
Receivables	79,685	10,459	21,798	—	111,942
Inventories	63,954	17,249	14,016	—	95,219
Prepaid expenses and other	2,626	406	777	—	3,809
Income taxes receivable	167	525	744	—	1,436
Deferred income taxes	10,934	—	(1,517)	—	9,417

Total current assets	157,366	29,191	38,574	—	225,131
Plant and equipment, net	253,601	16,148	49,820	—	319,569
Goodwill	182,162	—	—	—	182,162
Intangible assets, net	19,752	—	—	—	19,752
Investment in subsidiaries	(916)	—	—	916	—
Other assets	36,125	—	4,047	—	40,172

Total assets	$648,090	$45,339	$92,441	$916	$786,786

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$66,839	$4,701	$18,260	$—	$89,800
Accrued liabilities	53,714	3,139	6,793	—	63,646
Current portion of long-term debt	1,033	—	—	—	1,033
Due to (from) affiliates	(72,692)	42,738	29,954	—

Total current liabilities	48,894	50,578	55,007	—	154,479
Long-term debt, net of current portion	758,461	—	24,163	—	782,624
Other liabilities	24,952	—	2,541	—	27,493
Deferred income taxes	21,676	2,502	3,614	—	27,792

Total liabilities	853,983	53,080	85,325	—	992,388

Minority interest	—	—	291	—	291
Redeemable stock:
Preferred stock	188,223	—	—	—	188,223
Common stock	13,008	—	—	—	13,008

Total redeemable stock	201,231	—	—	—	201,231

Stockholders' (deficit):
Common stock	103,376	14,020	29,302	(43,322)	103,376
Warrants to purchase common stock	39,133	—	—	—	39,133
Retained earnings (deficit)	(537,052)	(21,750)	(16,250)	38,000	(537,052)
Stockholders' notes receivable	(660)	—	—	—	(660)
Accumulated other comprehensive loss	(11,921)	(11)	(6,227)	6,238	(11,921)

Total stockholders' (deficit)	(407,124)	(7,741)	6,825	916	(407,124)

Total liabilities and stockholders' (deficit)	$648,090	$45,339	$92,441	$916	$786,786

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2003
(In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$729,528	$76,647	$147,886	$(24,655)	$929,406
Cost of sales	605,412	79,355	133,397	(24,655)	793,509

Gross profit	124,116	(2,708)	14,489	—	135,897
Total operating expenses	101,492	14,390	32,400	—	148,282

Operating income (loss)	22,624	(17,098)	(17,911)	—	(12,385)
Interest expense	(93,821)	(20)	(2,583)	—	(96,424)
Equity in earnings of subsidiaries	(55,057)	—	—	55,057	—
Other income (expense), net	9,999	(6,140)	(4,162)	—	(303)

Income (loss) before income taxes	(116,255)	(23,258)	(24,656)	55,057	(109,112)
Income tax (benefit) expense	(1,953)	3,559	3,584	—	5,190

Net income (loss)	$(114,302)	$(26,817)	$(28,240)	$55,057	$(114,302)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2003 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from operating activities:	$(39,594)	$1,996	$10,954	$—	$(26,644)

Cash flows from investing activities:
Capital expenditures for plant and equipment	(10,288)	(2,413)	(6,675)	—	(19,376)

Net cash used in investing activities	(10,288)	(2,413)	(6,675)	—	(19,376)

Cash flows from financing activities:
Payment of capitalized fees	(10,801)	—	—	—	(10,801)
Net proceeds from issuance of common and preferred stock	9,532	—	—	—	9,532
Payment/receipt of dividend	2,499	—	(2,499)	—	—
Borrowings/(payments) on long-term debt	47,905	—	(629)	—	47,276

Net cash provided by (used) in financing activities	49,135	—	(3,128)	—	46,007

Effect of exchange rate changes on cash and cash equivalents	747	969	(30)	—	1,686

Net (decrease)/increase in cash and cash equivalents	—	552	1,121	—	1,673
Cash and cash equivalents at beginning of the year	—	—	1,635	—	1,635

Cash and cash equivalents at end of the year	$—	$552	$2,756	$—	$3,308

Condensed Consolidating Balance Sheet
As of December 31, 2002 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$1,635	$—	$1,635
Receivables	82,421	13,444	23,158	—	119,023
Inventories	71,586	15,832	10,604	—	98,022
Prepaid expenses and other	2,842	899	408	—	4,149
Income taxes receivable	1,145	4	1,219	—	2,368
Deferred income taxes	6,909	1,522	(249)	—	8,182

Total current assets	164,903	31,701	36,775	—	233,379
Plant and equipment, net	283,638	17,919	48,922	—	350,479
Goodwill	189,106	—	14,891	—	203,997
Intangible assets, net	26,964	—	70	—	27,034
Investment in subsidiaries	52,813	—	—	(52,813)	—
Other assets	34,871	17	3,426	—	38,314

Total assets	$752,295	$49,637	$104,084	$(52,813)	$853,203

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$83,918	$8,675	$21,395	$—	$113,988
Accrued liabilities	48,091	4,818	5,968	—	58,877
Current portion of long-term debt	14,117	—	628	—	14,745
Due to (from) affiliates	(28,373)	15,316	13,057	—	—

Total current liabilities	117,753	28,809	41,048	—	187,610
Long-term debt, net of current portion	697,472	—	24,164	—	721,636
Other liabilities	25,101	—	1,876	—	26,977
Deferred income taxes	19,017	1,751	3,068	—	23,836

Total liabilities	859,343	30,560	70,156	—	960,059
Minority interest	—	—	192	—	192
Redeemable stock:
Preferred stock	150,816	—	—	—	150,816
Common stock	13,008	—	—	—	13,008

Total redeemable stock	163,824	—	—	—	163,824

Stockholders' (deficit):
Common stock	103,376	14,020	29,240	(43,260)	103,376
Warrants to purchase common stock	38,676	—	—	—	38,676
Retained earnings (deficit)	(394,420)	5,067	14,489	(19,556)	(394,420)
Stockholders' notes receivable	(660)	—	—	—	(660)
Accumulated other comprehensive loss	(17,844)	(10)	(9,993)	10,003	(17,844)

Total stockholders' (deficit)	(270,872)	19,077	33,736	(52,813)	(270,872)

Total liabilities and stockholders' (deficit)	$752,295	$49,637	$104,084	$(52,813)	$853,203

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2002 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$695,002	$75,360	$135,455	$(26,620)	$879,197
Cost of sales	567,702	61,809	111,572	(26,620)	714,463

Gross profit	127,300	13,551	23,883	—	164,734
Total operating expenses	108,307	6,264	22,047	—	136,618

Operating income	18,993	7,287	1,836	—	28,116
Interest expense	(73,033)	(23)	(2,228)	—	(75,284)
Equity in earnings of subsidiaries	(5,159)	—	—	5,159	—
Other income (expense), net	10,715	(5,697)	(2,742)	—	2,276

Income (loss) before income taxes	(48,484)	1,567	(3,134)	5,159	(44,892)
Income tax (benefit) expense	(5,054)	—	3,592	—	(1,462)

Net income (loss)	$(43,430)	$1,567	$(6,726)	$5,159	$(43,430)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2002 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from operating activities:	$10,186	$9,013	$24,397	$—	$43,596

Cash flows from investing activities:
Capital expenditures for plant and equipment	(35,181)	(4,764)	(9,249)	—	(49,194)
Decora acquisition, net of cash acquired	(8,794)	(14,370)	—	—	(23,164)
Asset transfer	(9,116)	9,762	(646)	—	—
Proceeds from sale of assets	15,033	3,589	(1,500)	—	17,122

Net cash used in investing activities	(38,058)	(5,783)	(11,395)	—	(55,236)

Cash flows from financing activities:
Payment of capitalized fees	(7,439)	—	—	—	(7,439)
Net proceeds from issuance of common and preferred stock	(3,227)	—	—	—	(3,227)
Borrowings/(payments) on long-term debt	31,266	—	(8,208)	—	23,058

Net cash provided by (used in) financing activities	20,600	—	(8,208)	—	12,392

Effect of exchange rate changes on cash and cash equivalents	7,272	(4,197)	(7,010)	—	(3,935)

Net (decrease)/increase in cash and cash equivalents	—	(967)	(2,216)	—	(3,183)
Cash and cash equivalents at beginning of the year	—	967	3,851	—	4,818

Cash and cash equivalents at end of the year	$—	$—	$1,635	$—	$1,635

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2001 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Net sales	$687,349	$45,088	$127,254	$(19,331)	$840,360
Cost of sales	546,541	38,423	99,459	(19,331)	665,092

Gross profit	140,808	6,665	27,795	—	175,268
Total operating expenses	89,117	690	11,280	—	101,087

Operating income	51,691	5,975	16,515	—	74,181
Interest expense	(72,563)	(82)	(3,343)	—	(75,988)
Equity in earnings of subsidiaries	12,756	—	—	(12,756)	—
Other income (expense), net	8,382	1,464	(3,321)	—	6,525

Income (loss) before income taxes	266	7,357	9,851	(12,756)	4,718
Income tax expense	2,334	—	4,452	—	6,786

Net income (loss)	$(2,068)	$7,357	$5,399	$(12,756)	$(2,068)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001 (In Thousands)

	Pliant Corporation Parent Only	Combined Guarantors	Combined Non- Guarantors	Eliminations	Consolidated Pliant Corporation
Cash flows from operating activities:	$3,574	$13,290	$13,480	$—	$30,344

Cash flows from investing activities:
Proceeds from sale of assets	2,966	4,948	—	—	7,914
Uniplast acquisition, net of cash acquired	(14,945)	(14,020)	(9,813)	—	(38,778)
Capital expenditures for plant and equipment	(49,640)	(3,490)	(3,288)	—	(56,418)

Net cash used in investing activities	(61,619)	(12,562)	(13,101)	—	(87,282)

Cash flows from financing activities:
Payment of capitalized fees	(1,932)	—	—	—	(1,932)
(Payment) receipt of dividends	150	—	(150)	—	—
Net proceeds from issuance of common and preferred stock	30,991	—	—	—	30,991
Borrowings/(payments) on long-term debt	29,035	—	(3,105)	—	25,930

Net cash provided by (used in) financing activities	58,244	—	(3,255)	—	54,989

Effect of exchange rate changes on cash and cash equivalents	(658)	229	4,136	—	3,707

Net(decrease)/increase in cash and cash equivalents	(459)	957	1,260	—	1,758
Cash and cash equivalents at beginning of the year	459	10	2,591	—	3,060

Cash and cash equivalents at end of the year	$—	$967	$3,851	$—	$4,818

20.    OTHER INCOME

        Other expense for the year ended December 31, 2003 includes $1.4 million loss on disposal of real property, $0.2 million currency gain, $0.2 million royalty income, $0.2 million rental income, and $0.5 million other less significant items. Other income for the year ended December 31, 2002 includes a cash settlement with a customer of $0.7 million and $1.6 of other less significant items. Other income for the year ended December 31, 2001 includes the proceeds and assets received from a $4.7 million settlement with a potential new customer, which consisted of $1.2 million in cash and $3.5 million of manufactured products, manufacturing equipment, raw materials and scrap materials. Other income for 2001 also includes a $0.7 million gain on the sale of real property, $0.5 million of proceeds received from an insurance claim for storm damage to our McAlester, Oklahoma facility, $0.3 million of proceeds received from an insurance claim for fire damage to our Danville, Kentucky facility, a $0.2 million sales tax credit and $0.1 million of other less significant items.

21.    SELECTED QUARTERLY INFORMATION—UNAUDITED

        Selected quarterly financial information for the years ended December 31, 2003 and 2002 are as follows (in thousands):

	Quarter Ended
	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Sales	$223,604	$238,718	$226,573	$240,511
Gross profit	22,472	34,387	36,241	42,797
Net income/(loss)	(67,957)	(20,101)	(18,901)	(7,343)
	Quarter Ended
	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Sales	$221,370	$230,164	$217,580	$210,083
Gross profit	38,027	39,424	41,632	45,651
Net income/(loss)	(35,815)	(7,474)	(2,717)	2,576

        The net loss for the quarter ended December 31, 2003 reflects the impairment of Goodwill and Intangible assets discussed in Note 5, the impairment of fixed assets discussed in Note 4, and the provision for litigation discussed in Note 12.

        The net loss for the quarter ended December 31, 2002 reflects the impairment of Goodwill (See Note 12) and certain Restructuring charges discussed in Note 3.

PLIANT CORPORATION AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2003, 2002 and 2001
(In Thousands)

Description	Balance at Beginning of Year	Charges (Credits) to Costs and Expenses	Other		Balance at End of Year
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
2003	$5,583	$1,937	$(1,744)		$5,776
2002	$2,438	$2,635	$510	(1)	$5,583
2001	2,166	155	117	(2)(3)	2,438

(1)
Represents allowance acquired in the Decora acquisition.

(2)
Represents the net of accounts written off against the allowance and recoveries of previous write-offs.

(3)
Represents an allowance acquired in the Uniplast acquisition.

Pliant Corporation
$306,000,000 Principal Amount at Maturity of
11 1/8% Senior Secured Discount Notes due 2009
Which Are Guaranteed on a Senior Secured Basis by
our Existing and Future Restricted Domestic Subsidiaries
and Certain Foreign Subsidiaries

QuickLinks

TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
WHERE YOU CAN FIND MORE INFORMATION
Pliant Corporation 1475 Woodfield Road, Suite 700 Schaumburg, Illinois 60173 (847) 969-3300 Attention: Corporate Secretary
SUMMARY
Summary of the terms of the Senior Secured Discount Notes
Risk factors
Summary financial data
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Aggregated Option Exercises In Last Fiscal Year and FY-End Option Values
Pliant Corporation Pension Plan Table
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CREDIT FACILITIES AND OTHER INDEBTEDNESS
DESCRIPTION OF SENIOR SECURED DISCOUNT NOTES
BOOK-ENTRY SETTLEMENT AND CLEARANCE
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
PLIANT CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS As of December 31, 2003 and 2002 (Dollars in Thousands, Except per Share Data)
PLIANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)
PLIANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)
PLIANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)
PLIANT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2003, 2002 and 2001 (Dollars in Thousands)
PLIANT CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidating Balance Sheet As of December 31, 2003 (In Thousands)
Condensed Consolidating Statement of Operations For the Year Ended December 31, 2003 (In Thousands)
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2003 (In Thousands)
Condensed Consolidating Balance Sheet As of December 31, 2002 (In Thousands)
Condensed Consolidating Statement of Operations For the Year Ended December 31, 2002 (In Thousands)
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2002 (In Thousands)
Condensed Consolidating Statement of Operations For the Year Ended December 31, 2001 (In Thousands)
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2001 (In Thousands)
PLIANT CORPORATION AND SUBSIDIARIES SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS For the Years Ended December 31, 2003, 2002 and 2001 (In Thousands)